Filed by DoorDash, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Wolt Enterprises Oy

Commission File No.: 001-39759

The following communication and prospectus amendment was made available on May 12, 2022.

Subject Line: DoorDash - Wolt transaction – Japanese prospectus

Dear securityholder in Wolt Enterprises Oy,

You are receiving this email in connection with the proposed acquisition of Wolt Enterprises Oy by DoorDash, Inc.

Please find attached the prospectus including certain contents disclosed by 7-5 registration statement filed by DoorDash, Inc. with the Kanto Local Finance Bureau (KLFB) in Japan, dated April 19, 2022, and the amendment thereto, dated May 10, 2022.

Prior to the date hereof, you have consented to the delivery of the attached prospectus via email.

You are requested to review the materials you receive in connection with the transaction, including the disclosures attached.

If you have questions, please contact PNC PAID by email at FridayPAIDSupport@pnc.com or by phone at +1 833-762-3855 (8 AM - 6 PM Central Daylight Time).

Sincerely,

DoorDash, Inc.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt Enterprises Oy (“Wolt”), (ii) plans, objectives and expectations with respect to future operations, stakeholders and the markets in which we, Wolt and the combined company will operate, and (iii) the expected impact of the proposed transaction on the business of the parties. Expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending acquisition of Wolt, including the failure to obtain, or delays in obtaining, required regulatory approvals, the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all and costs and expenses associated with failure to close; costs, expenses or difficulties related to the acquisition of Wolt, including the integration of the Wolt’s business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with our and/or Wolt’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to us and/or Wolt; inability to retain key personnel; changes in legislation or government regulations affecting us or Wolt; developments in the COVID-19 pandemic and resulting business and operational impacts on us and/or Wolt; and economic, financial, social or political conditions that could adversely affect us, Wolt or the proposed transaction. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Registration Statement on Form S-4, the prospectus contained therein relating to the proposed acquisition of Wolt, Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Form 10-Qs or Form 8-Ks filed with the Securities and Exchange Commission (the “SEC”). All information provided in this communication is as of the date of this communication and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable, and information available to us, as of such date. We undertake no duty to update this information unless required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

Important Additional Information Has Been Filed with the SEC

DoorDash has filed a registration statement on Form S-4, which includes a prospectus of DoorDash. The registration statement on Form S-4, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on February 28, 2022. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the prospectus and other documents filed with the SEC by DoorDash through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

# ドアダッシュ・インク

# DoorDash, Inc.

１．本株式発行届出目論見書により行うドアダッシュ・インクのクラス A 普通株式（以下「本株式」といいます。）の募集につきましては、金融商品取引法第 5 条の規定により外国会社届出書が 2022 年 4 月 19 日に関東財務局長に提出され、同年 5 月 5 日にその届出の効力が生じております。また、同法第 7 条の規定により外国会社届出書の訂正届出書が同年 5 月 10 日に関東財務局長に提出されております。

２．本株式は、米ドル貨をもって表示されており、またその配当等はドアダッシュ・インクにより米ドル貨で支払われます。したがって、本株式の売却手取金および配当金等を円貨で受け取る場合、これらの円貨額は、外国為替相場の変動により影響を受けることがあります。

# 目　　次

【表紙】

| | |
|---|---|
| 【提出書類】 | 外国会社届出書 |
| 【提出先】 | 関東財務局長 |
| 【提出日】 | 2022年4月19日<br>2022年5月10日　訂正届出書提出 |
| 【会社名】 | ドアダッシュ・インク<br>(DoorDash, Inc.) |
| 【代表者の役職氏名】 | ゼネラル・カウンセル<br>ティア・シェリンガム<br>(Tia Sherringham, General Counsel) |
| 【本店の所在の場所】 | アメリカ合衆国カリフォルニア州 94107 サンフランシスコ<br>セカンド・ストリート303、サウス・タワー8階<br>(303 2nd Street, South Tower, 8th Floor<br>San Francisco, California 94107, U.S.A.) |
| 【代理人の氏名又は名称】 | 弁護士　安 藤　紘 人 |
| 【代理人の住所又は所在地】 | 東京都千代田区大手町一丁目1番1号　大手町パークビルディング<br>アンダーソン・毛利・友常法律事務所外国法共同事業 |
| 【電話番号】 | 03-6775-1000 |
| 【事務連絡者氏名】 | 弁護士　宮 崎　太 郎 |
| 【連絡場所】 | 東京都千代田区大手町一丁目1番1号　大手町パークビルディング<br>アンダーソン・毛利・友常法律事務所外国法共同事業 |
| 【電話番号】 | 03-6775-1000 |
| 【届出の対象とした募集有価証券の種類】 | クラスA普通株式 |
| 【届出の対象とした募集金額】 | 5,976,191.5米ドル（見込額）（邦貨換算額約740,450,127円）<br>（注）上記金額は、2023年2月7日またはそれ以前にクロージング（以下に定義する。）が発生すると仮定し、ドアダッシュクラスA普通株式1株当たりの発行価格を2022年4月18日のニューヨーク証券取引所におけるドアダッシュクラスA普通株式の最終の売値の公表値103.10ドルとして、特に対価調整（以下に定義する。）（ウォルト（以下に定義する。）のクロージング時点の貸借対照表の仮の予測を含む。）についてのウォルトの現在の見積りおよびクロージング時点で残存すると予想されるウォルトの有価証券の見積数を含む、複数の見積りおよび前提に基づき計算された見込額である。便宜のため、1米ドル＝123.90円（2022年4月6日現在の株式会社三菱UFJ銀行の対顧客電信売買相場の仲値）の換算率により邦貨に換算されている。 |
| 【安定操作に関する事項】 | 該当なし |
| 【縦覧に供する場所】 | 該当なし |

注1.　「ドル」、「米ドル」および「US＄」はアメリカ合衆国の法定通貨を指す。本書において別段の記載がある場合を除き、本書において記載されている米ドルから日本円への

換算は、1米ドル＝123.90円（2022年4月6日現在の株式会社三菱UFJ銀行の対顧客電信売買相場の仲値）の換算率により行われている。

2. 当社の事業年度は暦年である。

3. 本書表中の合計と計数の総和の不一致は、四捨五入により生じている。

4. 別段の記載がある場合または文脈上別意に解されない限り、本書において「当社」、「ドアダッシュ」および「我々」は、ドアダッシュ・インクおよび（文脈上別意に解されない限り）当社の子会社を指す。

5. 別段の記載がある場合または文脈上別意に解されない限り、本書において「2021 10-K」は、当社が2022年3月1日に米国証券取引委員会（以下「SEC」という。）に提出した、2021年12月31日に終了した事業年度に係る10-K様式による当社の年次報告書を指す。

6. 別段の記載がある場合または文脈上別意に解されない限り、本書において「2020 10-K」は、当社が2021年3月5日にSECに提出した、2020年12月31日に終了した事業年度に係る10-K様式による当社の年次報告書を指す。

7. 別段の記載がある場合または文脈上別意に解されない限り、本書において「S-4」または「登録届出書」は、当社が2021年12月22日にSECに提出した、S-4様式による当社の登録届出書（当社が2022年2月24日にSECに提出した当該登録届出書の第1回訂正および当社が2022年4月14日にSECに提出した8-K様式による当社の臨時報告書（以下「8-K」という。）による変更を含む。）を指す。

# 第一部【証券情報】

## 第１【募集要項】

### １【株式の募集】

#### （１）【新規発行株式】

| 記名・無記名の別、額面・無額面の別及び種類 | 発　行　数 | 内　　容 |
|---|---|---|
| 記名式額面クラスA普通株式<br>（1株の額面金額0.00001米ドル） | 57,965株（見込数）(注1)(注2) | クラスA普通株式は、当社の普通株式資本における1株当たり額面金額が0.00001米ドルの普通株式であり、その募集および取引は米ドル建てで行われる。(注3)(注4) |

（注1）本書により企図されているドアダッシュクラスA普通株式の日本における募集（以下「本募集」という。）は、ドアダッシュ、ウォルト・エンタープライズ・オーイー（以下「ウォルト」という。）およびウォルトの有価証券保有者の代表（随時変更され、以下「有価証券保有者代表」という。）であるミッコ・クウシ氏との間の2021年11月9日付株式売買契約（以下「原株式売買契約」という。）（2022年4月9日に変更され（以下「本変更契約」という。）、かかる本変更契約による変更後の契約を、以下「株式売買契約」という。）において企図されている取引の一環である。ドアダッシュは、株式売買契約に定める条件に従い、株式売買契約への参加契約の締結により株式売買契約の当事者となるウォルトの各有価証券保有者が保有するウォルトの全株式（発行されたかまたはクロージング（以下に定義する）時点で手続中のウォルトのオプションの行使（以下「手続中の行使」という。）により発行可能な各ウォルトの株式を含む。）を買い取ることに合意した（以下、上記の参加契約を「参加契約」といい、かかる各有価証券保有者を本書において「売主」といい、かかる売主の保有するウォルトの有価証券の買取りを本書において「本買取り」といい、本買取りおよび株式売買契約において企図されるその他の取引を本書において「本取引」と総称する。）。上記発行数は、本取引に関連して当社が日本において発行するドアダッシュクラスA普通株式の上限総数である。

原株式売買契約の締結に関連して、2021年11月9日に、ウォルトの発行済株式の約72%およびウォルトの完全希薄化後有価証券の約64%を全体で保有しているウォルトの株主（以下「サポート株主」という。）は、ドアダッシュとサポート契約（以下「サポート契約」という。）を締結した。これに基づき、各サポート株主は、登録届出書の効力が生じた日か、または（必要に応じてその範囲内で）フィンランド金融監督庁がフィンランドにおける目論見書を承認し、フィンランドおよび欧州連合の目論見書規則の規定に基づき配布した日（以下「登録届出効力発生日」という。）のうち、いずれか遅い方から72時間以内に、ウォルトの株式をサポート契約に基づきドアダッシュに売却し、株式売買契約上の売主として株式売買契約の当事者となり、また、参加契約の締結により株式売買契約に定められた義務に拘束されることに合意した。サポート契約は、ウォルトの株式の5%以上の保有者、ウォルトの執行役員、取締役または創業者によって締結された。ドアダッシュ、ウォルトおよび有価証券保有者代表による本変更契約の締結に関連して、各サポート株主は、株式売買契約の変更に関する確認契約を締結した。

株式売買契約に従い、ウォルトおよび各売主（各サポート株主を含む。）は、ドアダッシュおよびウォルトに対して未だ参加契約を正式に締結および交付していないウォルトの各株主に、登録届出効力発生日後可能な限り速やかに、ウォルトおよびドアダッシュに対して参加契約を正式に締結および交付させるため、合理的な最善の努力をする。

本取引を実行するための実務上の事項として、すべてのウォルトの株主は、本取引の完了前に、参加契約およびその他一定の付随文書に署名することにより、売主として株式売買契約に参加することが求められる。参加契約に署名することにより株式売買契約に自発的に参加していないウォルトの各株主について、ウォルトは、株式売買契約に従い、かかるウォルトの株主の代わりに、2020年12月30日付のウォルトに関する修正改訂株主間契約（随時の修正を含み、以下「ウォルト主要株主間契約」という。）および2020年12月30日付のウォルトに関する修正改訂少数株主間契約（随時の修正を含み、以下「ウォルト少数株主間契約」といい、ウォルト主要株主間契約と併せて、以下「ウォルト株主間契約」と総称する。）に基づくかかる個人または事業体の代理人および法定代理人として、参加契約およびかかる株主が有するウォルトの株式の譲渡に必要なその他の文書を締結することができ、またこれに合意している。

すべてのウォルトの株主が、登録届出効力発生日後40日以内に、参加契約に署名することにより本取引に自発的に参加しない場合、ウォルトおよび各サポート株主は、株式売買契約の規定に従いその後2営業

日以内に、ドラッグアロング権行使（株式売買契約に定義される。）を開始し、ドラッグアロング権行使を、本取引の完了まで有効に存続させ、また、拘束力のある参加契約を正式に締結および交付していないウォルトの各株主のために、ウォルト株主間契約に基づくかかる個人または事業体の代理人および法定代理人として、参加契約を締結するものとする。サポート株主は、ドラッグアロング権行使を開始するために必要な過半数を構成する。

（注2）ドアダッシュクラスA普通株式（1株の額面金額0.00001米ドル）の発行を含む本取引は、2021年11月8日開催のドアダッシュの取締役会決議により承認された。

（注3）ドアダッシュは、株式売買契約に基づき発行されるドアダッシュクラスA普通株式のニューヨーク証券取引所（以下「NYSE」という。）への上場について承認を得る予定であり、かかる承認は本買取りのクロージング（以下「クロージング」という。）の条件である。したがって、株式売買契約に基づき発行されるドアダッシュクラスA普通株式は、NYSEへの上場の承認を求めて申請がなされる予定であり、現在、ドアダッシュクラスA普通株式は、NYSEで記号「DASH」で取引されている。2022年4月18日、NYSEでのドアダッシュクラスA普通株式の最終の売値の公表値は、103.10ドルであった。1株当たりクロージング株式対価の金額は変動するため、当社は、ドアダッシュクラスA普通株式について最新の市場相場を入手することを勧める。なお、具体的なクロージングの条件については、下記「（２）募集の方法及び条件－②募集の条件」の注3に記載する。

（注4）ドアダッシュの授権資本は、1株の額面金額0.00001米ドルの株式8,800,000,000株で構成されており、そのうち、（i）6,000,000,000株がドアダッシュクラスA普通株式、（ii）200,000,000株がドアダッシュクラスB普通株式、（iii）2,000,000,000株がドアダッシュクラスC普通株式、および（iv）600,000,000株が優先株式である。ドアダッシュの修正改訂基本定款に別段の定めがある場合または法律で義務付けられている場合を除き、ドアダッシュクラスA普通株式、クラスB普通株式およびクラスC普通株式の株主は、別個のシリーズまたはクラスとしてではなく、まとめて議決権を行使するものとする。ドアダッシュクラスA普通株式の各株主は、当該事項について議決権を行使することができる株主を確定するための基準日において保有するドアダッシュクラスA普通株式1株につき、1個の議決権を有する。ドアダッシュクラスB普通株式の各株主は、当該事項について議決権を行使することができる株主を確定するための基準日において保有するドアダッシュクラスB普通株式1株につき20個の議決権を有する。ドアダッシュクラスC普通株式には議決権は付されず、その株主はいかなる事項についても議決権を有しない。

## （２）【募集の方法及び条件】

### ①【募集の方法】

| 募集の形態 | 発　行　数 | 発行価額の総額 | 資本組入額の総額 |
|---|---|---|---|
| その他の者に対する募集（注1） | 57,965株（注2） | 5,976,191.5米ドル<br>（約740,450,127円）（注3） | 0.57965米ドル<br>（約71.82円）（注3） |

（注1）本募集に関連する募集行為は、ウォルトの株主およびウォルトクラスA普通株式を買い取るための確定オプションの保有者（以下「確定ウォルトオプション保有者」という。）を対象として行われる。クロージング時に、ドアダッシュクラスA普通株式は、ウォルトの株主（クロージングまでにその保有するオプションを行使する確定ウォルトオプション保有者を含む。）およびクロージング時点でウォルトの従業員ではない確定ウォルトオプション保有者に交付される。

（注2）上記発行数は、本取引に関連して当社が日本において発行するドアダッシュクラスA普通株式の上限総数である。

クロージングにおいて、売主が保有するウォルトの各株式（発行されたかまたは手続中の行使に関連して発行可能なウォルトの各株式を含む。）は（i）1株当たりクロージング株式対価（株式売買契約において定義され、以下に記載される。）に相当する数のドアダッシュクラスA普通株式（クロージングに関連して設立されたエスクローファンドに預託される株式数が減じられる。）、ならびに（ii）株式売買契約に定める本買取りに関連して設立されたエスクローファンドから当該株式に関する支払（もしあれば）のためにリリースされたドアダッシュクラスA普通株式の一部および株式売買契約に基づくクロージング後の買取価格の調整に関連してクロージング後に発行可能なドアダッシュクラスA普通株式の一部を受領する権利と引き換えにドアダッシュに売り渡される（いずれの場合も、株式売買契約で企図される時期および方法による。）。また、売主が保有するウォルト優先株式（以下に定義する。）のそれぞれについて、当該株式に関する1株当たり優先金額（株式売買契約に定義され、以下に記載する。）が1株当たり基準金額（株式売買契約に定義され、以下に記載する。）を超える場合（かかる超過金額（もしあれば）を、以下「残余財産分配優先権上乗せ金額」という。）、当該保有者はまた、本買取りにおいて、当該ウォルト優先株式に係る残余財産分配優先権上乗せ金額を取得者株式クロージング時取引価格（株式売買契約に定義され、以

下に記載する。）で除した額に相当する数のドアダッシュクラス A 普通株式（クロージングに関連して設立されたエスクローファンドに預託される株式数が減じられる。）を受領する権利を有する（すべてのウォルト優先株式に関して発行可能な株式（もしあれば）を、以下「残余財産分配優先権上乗せ株式」という。）。クロージング後、各売主はドアダッシュクラス A 普通株式を保有し、ウォルトの有価証券を保有しなくなる。ウォルトの特定の主要な従業員がその保有するウォルトの株式と引き換えにまたはその保有するウォルトオプションと交換して受領するドアダッシュクラス A 普通株式、代替オプションおよび代替 RSU の一部は、かかる従業員の継続的な雇用を条件として、4 年間で段階的に権利が確定する。

クロージング時、ウォルトクラス A 普通株式を引き受けるすべてのオプションは消却され、消滅するものとし、その保有者は、株式売買契約で定める対価を当該契約の条件に従って受領する権利を有するものとする。

株式売買契約に従い、以下のとおりとする。(i)「1 株当たりクロージング株式対価」は、株式対価総額（株式売買契約に定義され、以下に記載される。）を当社株式数（株式売買契約に定義される。）で除した額に相当する数のドアダッシュクラス A 普通株式となり、1 株当たりクロージング株式対価の一部は、株式売買契約のホールドバック条項およびエスクロー条項の適用を受ける。(ii)「ウォルト優先株式」とは、ウォルトのクラス B 優先株式、クラス C 優先株式、クラス D 優先株式、クラス E 優先株式、クラス F 優先株式およびクラス G 優先株式を総称していう。(iii)「1 株当たり優先金額」とは、ウォルト株主間契約およびウォルトの定款（以下「ウォルト定款」という。）に従い、該当するウォルト優先株式が本買取りに関して権利を有する残余財産分配優先権としてウォルトが指定する金額を意味する。(iv)「取得者株式クロージング時取引価格」とは、NYSE におけるドアダッシュクラス A 普通株式の、クロージング日の 4 取引日前に終了する完全な取引日に終了する連続する 10 取引日における 1 株当たりの出来高加重平均価格（小数点以下第 4 位に四捨五入）（株式売買契約に基づきユーロ貨に換算される。）を意味する。(v)「1 株当たり基準金額」とは、1 株当たりクロージング株式対価に取得者株式クロージング時取引価格を乗じた金額を意味する。

株式対価総額は、株式売買契約において、(i)39,382,172 株から(ii)ウォルトの現金および現金同等物、取引費用、税金、負債および負債性の項目、正味運転資金ならびに発行済のウォルトのオプションの行使価格の総額に基づく正または負の株式数（下記の方法で決定される。）を加算するかまたは（場合により）差し引き（以下「対価調整」という。）、(iii)本買取りに関連してウォルト優先株式の保有者に対して発行可能な残余財産分配優先権上乗せ株式の総数（本買取りに関連してエスクローファンドに預託されるすべての株式数を含む。）を差し引いた数（(i) 項から (iii) 項に基づいて計算された数を、以下「株式対価総額」と総称する。）のドアダッシュクラス A 普通株式である。株式対価総額の調整においては、対価調整はユーロで計算され、ドアダッシュクラス A 普通株式の 1 株当たり価格である 206.4513 米ドルを、クロージング時ユーロ為替レート（以下に定義する。）を用いて米ドルからユーロに換算した金額に基づいて株式に換算される。株式売買契約に基づき、「クロージング時ユーロ為替レート」とは、クロージングの日の 4 営業日前に終了する営業日に終了する 10 連続取引日のそれぞれにおいてブルームバーグ L.P. が EUR Curncy BFIX の画面でそれぞれ公表した、米ドルからユーロへの換算のための買値および売値のスポットレートの平均値の算術平均を意味する。さらに、ウォルトの取引費用に関して発生する付加価値税の未収税額（フィンランドの税務当局によりウォルトに対する還付または控除が可能であると確認されたもの）が、対価調整および（従って）1 株当たりクロージング株式対価の計算時に考慮される。

株式売買契約に従い、各売主は、本買取りに関連してウォルトの各株主に支払われる対価（ウォルトの各株主が、ウォルト株主間契約またはウォルト定款に基づく優先金額（またはその他）に関して受領することができる対価の額の計算方法に関するものを含み、以下、「支払受領権」と総称する。）が、当該保有者が本買取りに関連して受領する権利を有する唯一かつ排他的な対価であり、かつ、かかる対価を構成するものとし、株式売買契約の条件に従って当該保有者に支払われるドアダッシュクラス A 普通株式は、かかる支払受領権を完全に満たし、いかなる売主も追加の請求権を有しないものとし、各売主は、クロージング後にかかる支払受領権もしくはウォルトの株式を受領する権利についてのまたはこれらに何らかの形で関連する一切の請求権を明示的に放棄することに同意する。

(注 3) 上記金額は、2023 年 2 月 7 日またはそれ以前にクロージングが発生すると仮定し、ドアダッシュクラス A 普通株式 1 株当たりの発行価格を 2022 年 4 月 18 日の NYSE におけるドアダッシュクラス A 普通株式の最終の売値の公表値 103.10 ドルとして、特に対価調整（ウォルトのクロージング時点の貸借対照表の仮の予測を含む。）についてのウォルトの現在の見積りおよびクロージング時点で残存すると予想されるウォルトの有価証券の見積数を含む、複数の見積りおよび前提に基づき計算された見込額である。

②【募集の条件】

| 額面・無額面の別 | 発行価格 | 資本組入額 | 申込株数単位 | 申込期間 | 申込証拠金 | 払込期日 |
|---|---|---|---|---|---|---|
| 額面株式 | 103.10米ドル（約12,774円）(注1) | 1株当たり0.00001米ドル | 1株単位 | 2022年5月5日から2023年2月7日まで(注2) | 不要 | 2022年5月5日から2023年2月7日まで(注3) |

（注1）上記の発行価格は、2022年4月18日のNYSEにおけるドアダッシュクラスA普通株式の最終の売値の公表値である。

（注2）上記申込期間は、本書による届出の効力発生日から払込期日までである。当社は、本書による届出の効力発生後、払込期日までに当社による勧誘に関連して申込みを行ったウォルトの株主の間で、登録届出効力発生日後から払込期日までの間に参加契約を締結する。

（注3）上記払込期日は、本書による届出の効力発生日から株式売買契約に基づきクロージングが延期され得る最も遅い日である2023年2月7日までである。なお、クロージングが2022年8月7日までに行われなかった場合、株式売買契約は、同契約に基づきウォルトまたはドアダッシュのいずれかによりクロージングに先立っていつでも解除することができる。ただし、かかる日付は、株式売買契約に基づき2023年2月7日まで延期することができる。

ドアダッシュおよびウォルトにより別の日が書面で合意された場合を除き、クロージングは、クロージングの条件が充足または放棄された後5営業日目までに行われることが、株式売買契約により規定されている（その性質によりクロージング時に充足されることになる条件を除くが、クロージング時にかかる条件が充足されるかまたは放棄が認められることを条件とする。）。

本書および株式売買契約においてより詳細に記載されているとおり、ドアダッシュ、売主およびウォルトが本取引を完了する義務は、以下を含むいくつかの条件が充足されることを条件とする。

・フィンランド金融監督庁の承認が得られていること。

・得られなければ、ドアダッシュもしくはその取締役、役員もしくは従業員の刑事責任を生じさせるか、またはウォルトの財務諸表（フィンランド、デンマーク、イスラエル、ドイツまたは日本を除く。）を参照して決定された、直近で終了した暦四半期におけるウォルトの総取引額の5％を超える影響を与える、政府機関の同意、許可、放棄、クリアランス、免除および承認が取得されており、引き続き完全に有効であること。

・本買取りの完了を違法とするかまたはその他本買取りの完了を禁止する効果を有する法律または命令が、管轄権を有する政府機関により公布されていないこと。

・1933年証券法（その後の改正を含み、以下「証券法」という。）に基づき登録届出書の効力が発生しており、かつ、登録届出書の効力を停止する差止命令またはかかる差止命令を求める係属中の訴訟の対象となっていないこと。

・(i)規制市場における有価証券の募集または取引許可時に公表される目論見書に関するものであり、指令2003/71/ECを廃止する、2017年6月14日付の欧州議会および理事会の規則（EU）2017/1129、ならびに（ii）規制市場における有価証券の募集または取引許可時に公表される目論見書の形式、内容、審査および承認に関する欧州連合（以下「EU」という。）の目論見書規則を補足し、委員会規則（EC）809/2004を廃止する、委員会委任規則（EU）2019/980（いずれの場合もその後の改正を含む。）、ならびにかかる規則に基づき公布された委任規則（以下「目論見書規則」と総称する。）に基づいて要求される範囲において、フィンランドにおける目論見書（以下「フィンランド目論見書」という。）が、フィンランド金融監督庁により承認され、目論見書規則に従って公表されており、かつ、フィンランド目論見書の承認または公表を妨げる係属中の訴訟の対象となっていないこと。

・本取引に関連して対価として発行されるドアダッシュクラスA普通株式のNYSEへの上場が承認されていること。

・株式売買契約の各当事者が、クロージング時点またはそれまでに、株式売買契約に基づき遵守または履行が必要なすべての誓約および義務をすべての重要な点において遵守または履行していること。

・株式売買契約に定める一定の例外および重要性基準を前提として、株式売買契約の各当事者の表明および保証は、株式売買契約の日付現在および本取引のクロージングが発生する日において当該表明および保証がなされたとしても、真実かつ正確であること（ただし、表明または保証がより早い日付時点についてなされる場合は、かかる日付現在真実かつ正確であること）。

・株式売買契約の日付以降、ドアダッシュ重大悪影響事由（以下に定義する。）またはウォルト重大悪影

響事由（以下に定義する。）が生じていないこと。

- （ドアダッシュが本取引を完了する義務に関して）クロージング直前の時点で、特定の従業員がウォルトまたはその子会社に引き続き雇用されており、ウォルトまたはその子会社に引き続き雇用されている当該個人が、クロージング直後にドアダッシュもしくはその子会社との雇用契約書を破棄するか、またはドアダッシュまたはその子会社との雇用契約を終了する明白な意思を表明していないこと。

- （ドアダッシュが本取引を完了する義務に関して）（i）ドアダッシュが、ウォルトの各株主（ウォルト株主間契約に基づきかつ適用ある法律に従った、かかる個人の代理人および法定代理人を含む。）によりもしくはそれらのために正式に締結され、かかるウォルトの各株主を拘束する参加契約を、完全希薄化ベースで計算したクロージング時点のウォルトの発行済株式の100%に対するすべての権利、権原および権益を合計で所有するウォルトの株主から受領し、（ii）ウォルトの各株主（手続中の行使の対象である有価証券保有者を含む。）が、株式売買契約の当事者になっていること。

- （ドアダッシュが本取引を完了する義務に関して）（i）ドアダッシュが、ウォルトの株主（サポート株主を含む。）から、かかるウォルトの各株主が、その自己の個人的な資格において（ウォルト株主間契約のドラッグアロング条項を適用または実施することなく）適式に署名しかつ拘束される株主間契約を受領しており、かかるウォルトの各株主は、(a) ウォルトの発行済株式の少なくとも95%およびそれに付随する議決権、ならびに (b) ウォルトの発行済株式総数の少なくとも95%ならびに発行されたかまたは手続中の行使に関連して発行可能なすべてのウォルトの株式、ならびに保有者がクロージング日前に行使を意図したウォルトの株式を引き受けるオプションに関して発行されるかまたは発行可能なすべてのウォルトの株式およびそれに付随する議決権（(a) および (b) に記載された有価証券の保有者を、以下「圧倒的多数有価証券保有者」と総称し、かかるウォルトの株式およびその他のウォルトの有価証券を、以下「圧倒的多数有価証券」と総称する。）に係るすべての権利、権原および権益を、集団的に所有しており、いずれの場合も、クロージング時に、ドアダッシュが、フィンランド会社法（624/2006、その後の改正を含む。）第18章に基づきスクイーズ・アウト手続を開始する法的権利を取得するような場合は、ウォルトの発行済株式の少なくとも1.5%を保有する（ドアダッシュと株式制限契約を締結した者または事業体を除く。）、参加契約に参加しているウォルトの株主（サポート株主を含む。）の各々からのロックアップ契約が必要であり、（ii）かかる圧倒的多数有価証券保有者の各々が株式売買契約の当事者となっており、（iii）かかるロックアップ契約および参加契約は完全な効力を有しており、圧倒的多数有価証券保有者は、ドラッグアロング権行使またはかかるロックアップ契約もしくは参加契約の有効性もしくは執行可能性について申立てまたは訴訟の開始をしていないこと。

- （ドアダッシュが本取引を完了する義務に関して）クロージング時点で、ドアダッシュは、（i）一切の担保権が付いていない状態の圧倒的多数有価証券、ならびに（ii）一切の担保権が付いていない状態の、圧倒的多数有価証券を構成しないウォルトの株式（発行されたかまたは手続中の行使に関連して発行可能なすべてのウォルトの株式を含む。）（以下「少数ドラッグ株式」という。）のすべてに対するすべての権利、権原および権益（ただし、少数ドラッグ株式の株主が、ウォルト株主間契約に基づきかかる少数ドラッグ株式の株主のためになされた参加契約締結の有効性に関して申し立てた異議（もしあれば）の結果生じた担保権を除く。）を取得していること。

- （ドアダッシュが本取引を完了する義務に関して）クロージング時点で、ウォルトの株式を買い取るためのすべてのオプションが消却されていること。

本書において、

「ドアダッシュ重大悪影響事由」とは、変化、事由、違反行為、誤り、状況もしくは影響（いずれも、以下「本影響」という。）を個別に見た場合、または本影響が発生したと判断される日より前に発生した他のすべての本影響と併せた場合に、（i）ドアダッシュが株式売買契約の規定および適用ある法律に従って株式売買契約により企図される取引を完了する権限もしくは能力を著しく阻害するか、または（ii）ドアダッシュおよびその子会社の全体としての事業、資産（無形資産を含む。）および負債、（財務その他の）状態もしくは経営成績に重大な悪影響を及ぼすことが予想または合理的に予想される本影響を意味し、上記（ii）の場合は、以下のいずれかに起因する本影響を除く。

- 一般的な経済、金融市場、ビジネスまたは地政学的な状況の変化。

- ドアダッシュおよびその子会社が事業を行っている業界の全般的な変化または発展。

- 株式売買契約の日付以降の、法律のもしくは法規制もしくは政治の状況の変更、または株式売買契約の日付以降の、米国における一般会計原則もしくはその他の適用ある会計基準もしくはそれらの解釈もしくは執行の変更。

- 自然災害、ハリケーン、パンデミック（COVID-19に関するものを含む。）、伝染病、不可抗力、テロ行為、戦争その他の武力紛争、地域災害、国内災害または国際的災害。

- ドアダッシュが収益または利益の予測、予算または見積もりを達成できなかった場合（達成できなかった原因となった事実および状況は、ドアダッシュ重大悪影響事由が発生したかを判断する際に考慮

される場合があることが了解されている。)。

・株式売買契約の公表((i) ドアダッシュおよびその子会社の基本定款、付属定款およびその他の運営書類の規定(その後の修正を含む。)、(ii) ドアダッシュもしくはその子会社が当事者であるか、もしくはそれらの財産もしくは資産(有形か無形かを問わない。)が拘束される契約、または (iii) ドアダッシュもしくはその子会社、もしくはそれぞれの財産もしくは資産(有形か無形かを問わない。)に適用される法律もしくは命令に反するものは除く。)。ただし、上記箇条書きの最初の 4 点で言及された本影響が、個別にまたは他のすべての本影響と合わせた場合に、ドアダッシュが事業を行っている業界の他の会社と比較して、ドアダッシュおよびその子会社に不釣り合いなまたは異例の影響をもたらさない場合に限る。

「ウォルト重大悪影響事由」とは、本影響を個別に見た場合、または本影響が発生したと判断される日より前に発生した他のすべての本影響と併せた場合に、(i) ウォルトもしくは売主が株式売買契約の規定および適用ある法律に従って株式売買契約により企図される取引を完了する権限もしくは能力を著しく阻害するか、または (ii) ウォルトおよびその子会社の全体としての事業、資産(無形資産を含む。)および負債、(財務その他の) 状態もしくは経営成績に重大な悪影響を及ぼすことが予想または合理的に予想される本影響を意味し、上記 (ii) の場合は、以下のいずれかに起因する本影響を除く。

・一般的な経済、金融市場、ビジネスまたは地政学的な状況の変化。

・ウォルトおよびその子会社が事業を行っている業界の全般的な変化または発展。

・株式売買契約の日付以降の、法律のもしくは法規制もしくは政治の状況の変更、または株式売買契約の日付以降の、フィンランドにおける一般会計原則(株式売買契約において定義される。)もしくはその他の適用ある会計基準もしくはそれらの解釈もしくは執行の変更。

・自然災害、ハリケーン、パンデミック (COVID-19 に関するものを含む。)、伝染病、不可抗力、テロ行為、戦争その他の武力紛争、地域災害、国内災害または国際的災害。

・ウォルトが収益または利益の予測、予算または見積もりを達成できなかった場合(達成できなかった原因となった事実および状況は、ウォルト重大悪影響事由が発生したかを判断する際に考慮される場合があることが了解されている。)。

・株式売買契約の公表((i) ウォルトおよびその子会社の基本定款、付属定款およびその他の運営書類の規定(その後の修正を含む。)、(ii) ウォルトもしくはその子会社が当事者であるか、もしくはそれらの財産もしくは資産(有形か無形かを問わない。)が拘束される契約、または (iii) ウォルトもしくはその子会社、もしくはそれぞれの財産もしくは資産(有形か無形かを問わない。)に適用される法律もしくは命令に反するものは除く。)。ただし、上記箇条書きの最初の 4 点で言及された本影響が、個別にまたは他のすべての本影響と合わせた場合に、ウォルトが事業を行っている業界の他の会社と比較して、ウォルトおよびその子会社に不釣り合いなまたは異例の影響をもたらさない場合に限る。

本取引に関するリスクについては、本書の補足書類(1)の「第三部「第二部 企業情報」の「第3 事業の状況」の「2 事業等のリスク」－リスク要因－本取引に関するリスク」を参照のこと。

③【申込取扱場所】

| 店　　名 | 所　在　地 |
|---|---|
| ドアダッシュ・インク　本店 | アメリカ合衆国カリフォルニア州 94107 サンフランシスコ、セカンド・ストリート 303、サウス・タワー8 階 |

④【払込取扱場所】

| 店　　名 | 所　在　地 |
|---|---|
| 該当事項なし | 該当事項なし |

(3)【株式の引受け】

| 引受人の氏名又は名称 | 住　　所 | 引受株式数 | 引受けの条件 |
|---|---|---|---|
| 該当事項なし | 該当事項なし | 該当事項なし | 該当事項なし |

## ２【新規発行による手取金の使途】

### （１）【新規発行による手取金の額】

| 払込金額の総額 | 発行諸費用の概算額 | 差引手取概算額 |
|---|---|---|
| 5,976,191.5米ドル<br>(約740,450,127円) (注1) | 465,000米ドル<br>(57,613,500円) | 5,511,191.5米ドル<br>(約682,836,627円) |

(注1) 払込金額の総額は、2023年2月7日またはそれ以前にクロージングが発生すると仮定し、ドアダッシュクラスA普通株式1株当たりの発行価格を2022年4月18日のNYSEにおけるドアダッシュクラスA普通株式の最終の売値の公表値103.10ドルとして、特に対価調整（ウォルトのクロージング時点の貸借対照表の仮の予測を含む。）についてのウォルトの現在の見積りおよびクロージング時点で残存すると予想されるウォルトの有価証券の見積数を含む、複数の見積りおよび前提に基づき計算された見込額である。

### （２）【手取金の使途】

日本における株式の募集は、本取引の一環として行われるものであり、資金調達を企図するものではない。

# 第２【売出要項】

該当事項なし

# 第３【第三者割当の場合の特記事項】

該当事項なし

## 外国会社届出書(開示府令第七号の五様式)の補足書類（１）

外国において開示された書類に記載されている事項のうち、公益または投資者保護のため必要かつ適当なものとして内閣府令で定めるもの（開示府令第９条の７第２項）の要約の日本語による翻訳文

## 第一部【「第二部 企業情報」の「第２ 企業の概況」の「１ 主要な経営指標等の推移」】

当社の連結財務書類は、米国における諸法令および米国において一般に公正妥当と認められる会計原則に準拠して作成されている。

米国および日本において一般に公正妥当と認められる会計原則の主な相違点は、本補足書類(2)の「第６ 経理の状況」の「４ 日本と米国における会計原則及び会計慣行の主要な相違」に記載されている。

以下の主要な連結財務データは、2021 10-K および 2020 10-K に含まれる当社の監査済連結財務諸表およびこれに関連する注記ならびに財政状態と経営成績に関する経営陣の論考および分析（Management's Discussion and Analysis of Financial Condition and Results of Operations）と併せて読まれたい。各会計年度における連結財務データは、2021 10-K および 2020 10-K の監査済連結財務書類に記載されている数値に由来している。

**連結損益計算書データ**

*(単位：百万米ドル（ただし、１株当たり情報を除く。))*

| | 12月31日に終了した年度 | | |
|---|---|---|---|
| | 2019年 | 2020年 | 2021年 |
| 収益 | $ 885 | $ 2,886 | $ 4,888 |
| 費用: | | | |
| 収益原価（減価償却費を除く。） | 523 | 1,368 | 2,338 |
| 販売およびマーケティング費用 | 594 | 957 | 1,619 |
| 研究開発費 | 107 | 321 | 430 |
| 一般管理費 | 245 | 556 | 797 |
| 減価償却費 | 32 | 120 | 156 |
| 費用合計 | 1,501 | 3,322 | 5,340 |
| 営業損失 | (616) | (436) | (452) |
| 受取利息 | 18 | 7 | 3 |
| 支払利息 | – | (32) | (14) |
| その他の純利益（損失） | (68) | 3 | – |
| 税引前損失 | (666) | (458) | (463) |
| 法人税引当金 | 1 | 3 | 5 |
| 純損失 | $ (667) | $ (461) | $ (468) |
| 優先株主へのみなし配当 | (1) | – | – |
| 普通株主に帰属する純損失 | $ (668) | $ (461) | $ (468) |
| 普通株主に帰属する１株当たり当期純損失(基本的および希薄化後) | $ (15.44) | $ (7.39) | $ (1.39) |

| | | | |
|---|---|---|---|
| 普通株主に帰属する 1 株当たり純損失の計算に使用される発行済加重平均株式数（基本的および希薄化後） | 43,252 | 62,390 | 336,847 |

**連結貸借対照表データ**

*（単位：百万米ドル）*

| | 2019 年 12 月 31 日 | 2020 年 12 月 31 日 | 2021 年 12 月 31 日 |
|---|---|---|---|
| 現金および現金同等物 | $ 257 | $ 4,345 | $ 2,504 |
| 総資産 | 1,732 | 6,353 | 6,809 |
| 総負債 | 550 | 1,653 | 2,142 |
| 株主資本合計（欠損） | (1,082) | 4,700 | 4,667 |

## 第二部【「第二部 企業情報」の「第２ 企業の概況」の「３ 事業の内容」】

### 当社のビジネス

当社の使命は、地域経済を成長させ、力を与えることである。当社は、地元の企業が、消費者の求める「簡単」、「すぐに」という現代の期待に応えられるように物流および技術プラットフォームを提供することによって、この使命を成し遂げることを目指している。

当社の事業は、当社のマーケットプレイスおよびプラットフォーム・サービスで構成されている。当社のマーケットプレイスは、加盟店、消費者およびダッシャーという 3 つの主要な構成要素のニーズに応えるために構築された。当社のマーケットプレイスを利用することで、加盟店は何百万人もの消費者とつながり、オンラインでのプレゼンスを確立し、その範囲を拡大することができる。加盟店は、当社のローカル物流プラットフォームを利用した通常の配送や、消費者による直接の受け取りによって、この需要を満たすことができる。当社は、当社のマーケットプレイスの一環として、加盟店に対して、顧客獲得および需要創出、注文処理、販売方法、決済処理ならびにカスタマーサポートなどの極めて重要な課題を解決するための幅広いサービスを提供している。また、加盟店は、新規の消費者を獲得し売上を拡大させるために、当社のプラットフォーム上で広告や宣伝を行うことができる。

当社のマーケットプレイスは、2,500 万人を超える月間アクティブユーザー（MAU）(1)に、コミュニティ内にある加盟店の商品を発見し、それに関心を持ち、購入するためのプラットフォームを提供している。当社の目標は、当社のマーケットプレイスで利用できる加盟店の数と種類を増やし、同時に当社が提供する利便性、品質およびサービスの水準を上げることにより、当社の顧客価値提案を着実に向上させることである。マーケットプレイスには、当社のメンバーシッププログラムであるダッシュパスも含まれており、これによって消費者に請求する配送料とサービス料を削減し、低価格の実現および取引摩擦の低減を目指している。

(1) 2021 年 12 月 31 日時点で計測された、過去 1 ヶ月間に当社のマーケットプレイスで注文を完了した個人消費者のアカウント数に基づく。

当社の現在の収益の大部分を占めるマーケットプレイスに加えて、当社は、主にドライブおよびストアフロントで構成されるプラットフォーム・サービス事業によって、加盟店が独自のチャネルを通して行う販売の促進を支援するサービスを提供している。ドライブは当社のホワイトラベル物流サービスであり、加盟店は、独自のチャネルで生み出した消費者の需要を当社のローカル物流プラットフォームを使うことにより満たすことができる。ストアフロントは、加盟店が独自のブランドでオンライン注文体験を作成することを可能にし、社内のエンジニアリングや物流能力に投資することなく、消費者にオンデマンドで E コマースへのアクセスを提供するターンキーソリューションを提供する。

当社のマーケットプレイスおよびプラットフォーム・サービスはいずれも、ダッシャーに対して、アクセスしやすく柔軟な方法で収入を得て、目標を達成するための機会を提供している。ダッシャーは、稼働する度にその時間や場所、さらに頻度と稼働時間を選択することができる。ダッシャーが十分な情報を得た上で配送を選択できるよう、収益の透明性を提供している。

当社は、3 つの主要な構成要素である加盟店、消費者およびダッシャーのそれぞれに対して魅力的なサービスを提供する場合にのみ、当社の事業に収益をもたらすと考えている。したがって、当社の事業を成長させるために、当社は、加盟店に対しては事業構築および成長を支援する一連のサービスを、消費者に対しては利用できる販売店の選択肢の豊富さ、一貫して質の高い経験および利用を促進する低価格を、ダッシャーに対してはアクセス性、選択肢および時間対効果の高い収益機会という魅力的な組み合わせを、それぞれ提供していく予定である。

**競争**

当社が事業を展開する市場は競争が激しく、ユーザー嗜好の変化、細分化、新しいサービスや製品の頻繁な導入などを特徴としている。当社は、以下のような基準で構成員を獲得するために競争している。

・**加盟店**　当社は、消費者の需要を生み出す能力と、当社のビジネスを可能とし、需要を満たすサービスの質に基づいて、加盟店獲得のために競争している。当社は、消費者基盤の規模、需要を満たす能力の幅広さおよび加盟店が極めて重要な課題を解決するための幅広いサービスに基づいて、有利な立場にあると考えている。

・**消費者**　当社は、利用できる加盟店の選択肢、注文、配達完了およびサービスの経験の質ならびに低価格であることなど、様々な要因に基づいて消費者を獲得している。当社が有利な立場にあるのは、加盟店の選択肢、経験、価値の組み合わせに基づくと考えている。

・**ダッシャー**　当社は、当社のプラットフォームへのアクセス性、時間、場所、労働の量と頻度における柔軟性や収入獲得の可能性など、様々な要因に基づいてダッシャーを獲得し、維持するために競争している。当社は、資格に必要な条件の限定、ネットワークの密度、プラットフォームの効率化およびダッシャーに提供する収益機会に基づいて、良好な立場にあると考えている。

現在の当社事業の最大カテゴリーであるローカルフードデリバリー物流は、分裂しており激しく競合している。米国では、ウーバーイーツ、グラブハブ（2021 年 6 月にジャスト・イート・テークアウェーが買収)、ポストメイツ（2020 年 12 月にウーバーが買収）などの他のローカルフードデリバリー物流プラットフォーム、独自のオンライン注文プラットフォームを持つチェーン店、ドミノピザなどのピザ屋、オンライン注文システム、独自の配送機能を所有し、運営する他の加盟店、食料品配送サービス、従来の食料品店、POS ソリューションや加盟店向け配送サービスを提供する企業などと競合している。当社が国際的に存在感を示していく中で、これらの市場では現地の既存の企業との競争にも直面することになる。さらに、当社は、テイクアウトサービス、電話予約、加盟店が消費者に配布する紙のメニューなど、従来のオフラインの注文チャネルや加盟店が消費者を惹きつけるために地元の出版物に掲載する広告などとも競合している。ドライブにおいて、また、当社が食品以外の業界へ参入を拡大することで、アマゾンや Google など、豊富な情報源やユーザー数、ブランド力を持つ大手インターネット企業と競合することが予想される。

当社は、加盟店、消費者およびダッシャーにとって有利な競争を行っていると考えている。当社の革新性、ブランド力、集中的な実行力により、当社はネットワークと取り扱い地域を迅速に拡大することができた。当社は今後も、既存市場での拡大と新規市場および地域への参入に向けた努力を続けていく予定である。競争に関連する当社事業のリスクについての詳細は、下記「第三部【「第二部 企業情報」の「第３ 事業の状況」の「２ 事業等のリスク」】－リスク要因－当社の事業および運営に関するリスク－*当社は激しい競争に直面しており、効果的な競争を行うことができない場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。*」の項を参照のこと。

**人的資本**

**従業員**

2021 年 12 月 31 日現在、当社には全世界で 8,600 名を超える従業員がいる。また、当社は、契約社員やコンサルタントも雇用している。当社の従業員を代表する労働組合は存在しない。当社はこれまでにストライキを経験したことがなく、従業員との関係は良好であると考えている。

当社は、すべてのビジネスの核心は人であると考えている。この考え方が、加盟店、消費者およびダッシャーの体験を向上させることへの注力につながり、また、当社の従業員に対する考え方や当社が育む文化や価値観にもつながっている。当社の成功には従業員が不可欠である。

ドアダッシュでは、地域経済を成長させ、地域経済に力を与えている。当社は、当社、当社を構成する者たち、顧客、そしてコミュニティの未来を築くための自由と機会をチームに与えている。気概と勇気、そして迅速な革新をもって、当社はビジネスを前進させるダイナミックなエネルギーを生み出している。

**ダッシャー**

当社は、ダッシャーとして稼働することを、アクセスしやすく柔軟で、かつ社会的進歩を支援する収益機会とすることに尽力している。2021 年には、600 万人を超える人々が稼働して[(2)]110 億ドル超の収益を得た。稼働時間は年間を通じて週平均 4 時間未満であった。

(2) 2021 年 12 月 31 日時点で計測された、過去 1 年間に当社プラットフォームを通じて注文の配達を行ったダッシャーのアカウント数に基づく。

当社は選択肢とアクセス性が力になると考えている。当社は、ダッシャーとして稼働することを通して、できるだけ多くの人々に、彼らの生活に合った方法で、より多くの収入を得る機会を提供することを目指している。ダッシャーは独立した請負業者であり、当社は注文毎に彼らの時間および労力を求めて競い合う必要がある。当社の競争対象となるのは、他の収益機会または余暇など代替的な時間の活用方法である。この競争のため、当社は、魅力的で、価値があり、かつ他に利用できる選択肢より豊富な収益機会を提供しなければならない。具体的には、以下に基づいて、ダッシャーとして稼働することを肯定的なものとしている。

・**アクセス性**：ダッシャーとして稼働することの参入障壁は非常に低いと考えている。ダッシャー候補者は、身元調査に合格しなければならず、大半の地域でバイク、スクーター、または車が利用可能である必要がある。ダッシャーになる資格のある人は、多くの場合、登録から 1 日以内に収入を得ることが可能である。当社は、ダッシャーとしての配達は他の収益機会より優れたアクセス性を提供すると考えている。

・**柔軟性**：ダッシャーとしての資格が認められると、ダッシャーは、稼働するかどうか、その場所、時間、稼働時間および頻度を選択する。これにより、ダッシャーは自身の収益ニーズに応じてかける労力を調整することができる。また、ダッシャーは、フルタイムまたはパートタイムの仕事、学校、育児、家族や友人の世話など、生活の中で抱えている他の務めを考慮しながら収入を得ることができる。

・**収益**：ダッシャーは収入を得るために稼働するため、当社は他の機会より優位でダッシャーの期待に見合った収益を提供しなければならない。確固たるレベルの収益に加えて、当社は収益の即時性とアクセス性を向上させるツールを提供しており、これはダッシャーから度々高評価を受けている。

・**サービス**：当社は、ダッシャーに高いレベルのサービスを提供することを目指している。これには、当社のアプリ、ウェブサイト、電子メール、チャットおよび電話を通じてアクセス可能な専任のサービスチームが含まれる。また、評価および登録解除を決定するための当社の方針および慣行を可視化している。

地域経済を成長させ力を与えるという当社の使命は、当社の利害関係者とのあらゆる関係において進展を促進する文化を創出している。同じく重要なのは、ダッシャーなしには当社の事業は成功せず存続することさえできないということである。その結果、当社の事業および財務上の目標は、人々に自身の財務目標を達成するためにより多くの選択肢を与え、社会的進歩を促進する魅力的かつ豊富な収益機会としてダッシャーとしての配達を確立させるという当社の目標と十分に合致している。

**ダイバーシティ&インクルージョンへの取り組み**

ドアダッシュでは、当社、業界および当社がサービスを提供する都市において、包括的なコミュニティを成長させ、力を与えることに尽力している。当社は、多様性のある包括的な労働力が当社のビジネスを成長させるために必要な人材を惹きつけ、維持するために不可欠であると考えている。また、これまで声を聞いてもらえなかった人々の声を増幅させ、誰もが「テーブルにつく余地」を持ち、成功するためのツールや資源、機会を得ることができれば、より成功した企業になれると信じている。

ドアダッシュでのダイバーシティ&インクルージョンプログラムの一部は以下の通りである。

*エレベート*

エレベートは、当社でリーダーシップを発揮する有色人種の女性の割合を増やすことを目的としたプログラムである。この1年間のプログラムは、経営陣の各メンバーがフェローを支援し、リーダーシップチームに参加させることから始まり、彼女たちがシニアリーダーシップに触れることにより、ビジネススキルを向上させる手助けをしている。

*ウィメンズ・リーダーシップ・フォーラム*

ウィメンズ・リーダーシップ・フォーラムでは、中級から上級の技術を備えた女性が職場で活躍するためのスキルを身につけている。この6ヶ月間のプログラムは年に1回開催され、教室での学習、1対1のコーチング、グループでの意見交換などが行われる。このフォーラムには、当社の経営陣も積極的に参加している。

*社員のリソースグループ*

当社は、多様性と包括的な職場を育む従業員主導の従業員リソースグループ(以下「ERG」という。)を支援している。現在、ブラック@ドアダッシュ、ラティンクス@ドアダッシュ、ウーマン@ドアダッシュ、プライド@ドアダッシュ(LGBTQIA+)、AAPI@ドアダッシュ(アジア人、アジア系アメリカ人およびパシフィック・アイランダーズ)、ベテランズ@ドアダッシュ、インディジェノス@ドアダッシュ、ペアレンツ@ドアダッシュの8つのERGがあり、いずれもあらゆるバックグラウンドを持つ人々を歓迎している。

**知的財産**

当社は、当社の知的財産権には価値があり、当社のビジネスにとって重要であると考えている。当社は、商標、特許、著作権、営業秘密、ライセンス契約、知的財産権譲渡契約、秘密保持手続き、秘密保持契約、従業員の秘密保持契約および発明譲渡契約などに依拠して、当社の財産権を確立し、保護している。これらの法律上および契約上の保護に一部依存しているものの、従業員の技能や創意工夫、当社プラットフォームの機能性や頻繁な機能強化などの要因が、市場での当社の成功に大きく寄与している。

当社は、物流、選択の最適化および当社の事業に関連するその他の技術における当社の戦略的知的財産の大部分を特定し、保護するために、特許プログラムに投資している。2021年12月31日現在、当社は250件の発行済み米国特許、53件の出願中米国特許および25件の外国管轄区域で出願中の特許を保有している。当社は、新しい知的財産の存在と特許性を評価するために、開発努力を継続的に見直している。

当社は、実施中の商標およびサービスマークの登録プログラムに、適切かつ費用対効果が高いと判断した範囲で、米国およびその他の国で当社のブランド名、製品名、タグラインおよびロゴを登録している。2021年12月31日現在、当社は米国で37件の登録商標を、海外の管轄区域で73件の登録商標を保有している。また、一部の商標についてはコモンロー上の権利を有しており、

米国および海外の管轄区域において多数の出願中の商標も保有している。さらに、www.doordash.com やその他のバリエーションなど、当社のビジネスで使用するウェブサイトのドメイン名を登録している。

当社は、有益かつ費用対効果が高いと考えられる範囲で追加の知的財産権保護を行う予定である。当社は知的財産権の保護に努めているが、将来的に知的財産権が尊重されない可能性や無効にされたり、回避されたり、異議を唱えられたりする可能性もある。追加の情報については、下記「第三部【「第二部 企業情報」の「第3 事業の状況」の「2 事業等のリスク」】－リスク要因－当社の知的財産に関するリスク－*第三者による知的財産権侵害の主張は、多額の費用を発生させ、当社の事業、財務状態、経営成績および評判に悪影響を及ぼす可能性がある。*」および「*当社の知的財産を適切に保護できない場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。*」の項を参照のこと。

**政府規制**

当社は、米国およびその他の管轄区域における多種多様な法律および規制の対象となっている。これらの法律、規制および基準は、労働者の分類、労働力および雇用、仲介料および手数料、差別禁止、支払い、ギフトカード、内部告発と労働者の守秘義務、製品保証、環境保護、人身傷害、テキストメッセージング、メンバーシップサービス、知的財産、消費者保護と警告、マーケティング、課税、プライバシー、データ保護、データセキュリティ、競争、組合結成と集団行動、仲裁契約と集団行動放棄規定、利用規約、モバイルアプリケーションとウェブサイトのアクセス性、送金、身元調査などの問題について規定している。また、当社のプラットフォームを通じて行われる商品の販売および配送は、食品安全、アルコール、タバコ、カンナビジオール、医薬品および規制物質、危険物、ならびに商品の州間および州内輸送を管理する法律、規制、基準の対象となっている。これらの規制は、多くの場合、具体性に欠けるため、複雑であり、様々な形で解釈される。その結果、当該規制の実際の適用は、司法判断や、連邦、州、地方の行政機関などの規制管理機関による新たな指針や解釈によって、時とともに変化し、発展する可能性がある。

当社が対象となる法律および規制、ならびに当該法律および規制が当社に及ぼすリスクの詳細については、下記「第三部【「第二部 企業情報」の「第3 事業の状況」の「2 事業等のリスク」】－リスク要因－当社の法規制環境に関するリスク－*ダッシャーが連邦法または州法の下で従業員として再分類された場合、当社の事業、財務状況、経営成績に悪影響を及ぼす可能性がある。*」、「*当社の事業は、労働者区分、ダッシャーへの支払いならびに価格設定およびコミッションに関するものを含む、米国および外国の様々な法律および規制の対象となっており、その多くは未確定かつ現在も発展途上にある。このような法律および規制に従わなかった場合、当社へのクレームの対象となったり、あるいは当社の事業、財政状態または経営成績に悪影響を及ぼし、また、当社が法的要求を受ける可能性がある。*」、「リスク要因－当社の第三者への依存に関するリスク－*当社は、加盟店およびダッシャーへの支払いを処理するために主に1社の第三者の決済代行会社に、また、消費者による決済を処理するために少数の第三者の決済代行会社に依存している。当社がかかる第三者との関係およびその他の支払いに関するリスクを管理できない場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。*」の項を参照のこと。

**企業情報**

当社は、2013年にデラウェア州法人であるパロ・アルト・デリバリー・インクとして設立された。2015年、当社はドアダッシュ・インクに社名変更した。当社の主要な経営オフィスは、カリフォルニア州 94107 サンフランシスコ、セカンド・ストリート303、サウス・タワー8階に所在し、電話番号は(650)487-3970である。当社は2020年12月に新規株式公開（IPO）を完了し、当社のクラスA普通株式はニューヨーク証券取引所に「DASH」のシンボルで上場している。

**入手可能な情報**

当社のウェブサイトは www.doordash.com、当社の IR サイトは ir.doordash.com である。10-K 様式による年次報告書、10-Q 様式による四半期報告書、8-K 様式による臨時報告書、および改訂済み 1934 年米国証券取引法（以下「米国証券取引法」という。）の第 13 条(a)項または第 15 条(d)項に従って提出または提供されたこれらの報告書の訂正報告書は、当社が米国証券取引委員会（以下「SEC」という。）に電子的に提出または提供した後、合理的に実行可能な限り速やかに当社の IR サイトにおいて無料で入手することができる。また、SEC は、当社が SEC に対して提出した文書をウェブサイト（www.sec.gov）に掲載している。

当社は、一般の人々に情報を広く包括的に提供し、レギュレーション FD に基づく開示義務を遵守するため、SEC への提出、プレスリリース、公開された電話会議、ウェブキャスト、当社ウェブサイトの IR セクション（ir.doordash.com）、当社のブログ（doordash.news）、当社のツイッターアカウント（@DoorDash）などの様々な手段を通じて、当社、当社の製品およびサービスなどに関する重要な情報を一般に公表している。

前述のチャネルで開示される情報は、重要な情報とみなされる可能性がある。そのため、当社は、投資家、メディア、その他の人々に対して、上記のチャネルをフォローし、当該チャネルで開示される情報を精査することを推奨している。

当社が情報を開示するチャネルの一覧を更新する場合、当社ウェブサイトの IR ページに掲載する。

## 第三部【「第二部 企業情報」の「第３ 事業の状況」の「２ 事業等のリスク」】

### リスク要因

*ドアダッシュ・インク(以下「**ドアダッシュ**」または「**当社**」という。)およびドアダッシュクラスA普通株式への投資には、高度なリスクが伴う。ドアダッシュクラスA普通株式への投資を決定する前に、以下に記載のリスクおよび不確実性を、本書に記載のその他すべての情報と併せて慎重に検討すべきである。ドアダッシュの事業、財政状態、経営成績または見通しには、ドアダッシュが現在認識していないかまたはドアダッシュが現在重要でないと考えているリスクおよび不確実性によっても悪影響が及ぶ可能性がある。いずれかのリスクが実現した場合、ドアダッシュの事業、財政状態、経営成績および見通しに悪影響が及ぶ可能性がある。かかる場合、ドアダッシュクラスA普通株式の市場価格が下落し、投資家はその投資額の一部または全部を失う可能性がある。本書には、リスクおよび不確実性を伴う将来の見通しに関する記述も含まれている。後記「将来の見通しに関する記述についての注意事項」の章を参照のこと。*

### リスク要因の概要

ドアダッシュの事業は、ドアダッシュの統制が及ばないものを含む数多くのリスクおよび不確実性にさらされており、これによりドアダッシュの実際の業績に悪影響が及ぶ可能性がある。かかるリスクには、以下のものが含まれる。

- 本取引は、条件が成就するかまたは放棄されない限り完了しない。本取引が完了しない場合、ドアダッシュおよびウォルトの将来の事業および財政状態に悪影響が及ぶ可能性がある。

- ドアダッシュは、本取引およびウォルトの統合により、ウォルトに関連する一定の負債または本取引の完了に関連して発生する可能性のある負債を負う可能性がある。

- 本取引に伴う不確実性により、ドアダッシュおよびウォルトの事業関係が混乱する可能性があり、これによりドアダッシュおよびウォルトの経営成績、キャッシュ・フローおよび財政状態に悪影響が及ぶ可能性がある。

- ドアダッシュは発展途上の業界における限られた営業実績しか有しておらず、このため当社の将来の見通しを評価することは困難であり、当社が成功しないリスクが高まる可能性がある。

- ドアダッシュは過去に純損失を計上したことがあり、今後費用の増加が予想され、将来的に収益性を実現、維持または向上させることができない可能性がある。

- ドアダッシュは過去と同じ速さで成長を続けられない可能性がある。

- 米国のダッシャーがカリフォルニア州において連邦法もしくは州法に基づく雇用者として再分類された場合、または当社が提案22号を遵守することができない場合、ドアダッシュの事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

- ドアダッシュは激しい競争に直面しており、ドアダッシュが効果的な競争を行うことができない場合、その事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

- ドアダッシュが既存の加盟店および消費者を維持できないか、または費用効率の高い方法で新規加盟店および消費者を獲得できない場合、ドアダッシュの収益が減少し、その事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

- ドアダッシュが費用効率の高い方法でダッシャーを獲得および維持することができない場合、または既存のダッシャーによるプラットフォームの利用を増やすことができない場合、ドアダッシュの事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

- ドアダッシュは、その事業の多くの側面をプラットフォーム上の加盟店に依存しているため、加盟店がサービスの水準を維持できないか、または加盟店の営業費用が変化した場合、ドアダッシュの事業に悪影響が及ぶ可能性がある。

- ドアダッシュは、その事業の性質上、請求、訴訟、調査および各種手続の対象となり、潜在的な債務および法的請求に係る費用を負担し、事業に損害が生じる可能性がある。

- ドアダッシュの事業は、労働者の分類、ダッシャーへの支払い、価格設定および手数料に関するものを含む米国および外国の様々な法律および規制の対象となっているが、その多くは未確定で発展途上にあり、かかる法令の遵守費用またはドアダッシュがかかる法令を遵守できないことにより、ドアダッシュの事業、財政状態および経営成績に悪影響が及び、ドアダッシュが法的請求を受ける可能性がある。

- ドアダッシュは、四半期および年間ベースの業績を変動させる多くの要因を想定しているが、これにより将来の業績予想が困難となる可能性がある。

- システム障害およびそれによりドアダッシュのウェブサイト、モバイルアプリケーションまたはプラットフォームが利用できなくなることにより、ドアダッシュの事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

- COVID-19 のパンデミックまたは同様の公衆衛生上の脅威により、ドアダッシュの事業、財政状態および経営成績に悪影響が及ぶ可能性がある。COVID-19 のパンデミックにより、ドアダッシュの収益、総注文数およびマーケットプレイス GOV は大幅に増加した。

- ドアダッシュは、COVID-19 のパンデミックの影響が弱まるにつれて、収益、総注文数およびマーケットプレイス GOV の成長率は低下すると予想している。

- 当社のクラス A 普通株式の取引価格は変動する可能性があり、投資家は投資額の全部または一部を失う可能性がある。

- ドアダッシュ普通株式のマルチクラス構造ならびにトニー・シュー氏、アンディ・ファング氏およびスタンリー・タン氏（以下「***ドアダッシュ共同創業者***」という。）の間の議決権行使契約および取消不能委任状（以下「***ドアダッシュ議決権行使契約***」という。）は、当社の共同創業者、最高経営責任者およびドアダッシュ取締役会会長であるトニー・シュー氏に議決権を集中させる効果があるが、これにより、ドアダッシュの株主に提出される承認事項の結果に影響を与える投資家の能力が制限される。

**本取引に関するリスク**

***本取引は、条件が成就するかまたは放棄されない限り完了しない。本取引が完了しない場合、当社およびウォルトの将来の事業および財政状態に悪影響が及ぶ可能性がある。***

2021 年 11 月 9 日、当社は、ウォルトを買収する契約に署名したことを発表した。本取引を完了させる当社およびウォルトの義務は、一定の条件の成就または放棄を条件としている。これらの条件には、他の慣例的な条件の中でもとりわけ、特定の規制当局の承認の取得、本取引を禁止するかまたは本取引が違法となるような法律または命令の不存在、本取引の対価としてウォルトの株主および確定ウォルトオプション保有者に対して発行される当社のクラス A 普通株式を登録する登録届出書の有効性、フィンランド法に基づくフィンランド当局による目論見書の承認（適用ある法律に基づき要求される場合）、売主の補償義務を担保するための特定の株式の預託に関連する当事者および預託代理人による預託契約の締結、ドアダッシュ重大悪影響事由またはウォルト重大悪影響事由を生じさせるかまたは生じさせることが合理的に予想される事由の不存在、当事者が株式売買契約の条項をすべての重要な点において遵守していること、当社またはウォルトによる表明保証の正確性ならびに主要従業員およびロックアップ契約に関する特定の条件が含まれる。追加の情報については S-4 の"*The Share Purchase Agreement - Conditions to Completion of the Transaction*"の項を参照のこと。

さらに、本取引が株式売買契約に記載の終了日までに完了しない場合、またはクロージングの条件の成就を妨げるその他の事由が発生した場合、当社またはウォルトは株式売買契約の終了を選択することができる。また、当社またはウォルトは、他の特定の状況においても株式売買契約の終了を選択することができ、両当事者は、本取引のクロージング前であれば何時でも株式売買契約の終了を相互に決定することができる。本取引が実行されるという保証はない。追加の情報については S-4 の"*The Share Purchase Agreement - Condition to Completion of the Transaction*"、"*The Share Purchase Agreement - Termination of the Share Purchase Agreement*"および"*The Share Purchase Agreement - Termination Fee*"の項を参照のこと。

本取引が遅滞、終了またはその他の理由により完了しなかった場合、ドアダッシュおよびウォルトは本取引によって期待された利益を実現できず、当社またはウォルトの事業、経営成績および株価に悪影響を及ぼす可能性のあるその他の結果を被る可能性があるが、これにはとりわけ以下が含まれる。

- 一定の状況下で、当社が 210 百万ユーロの契約解除費用の支払いを求められる可能性がある。

- ドアダッシュおよびウォルトには、必要に応じて、専門家の報酬および費用、規制当局への届出および通知に関する費用ならびにその他の取引関連費用、手数料および報酬等、本取引に関連する費用が発生し、今後も発生し続ける可能性がある。かかる費用は、本取引が完了するか否かにかかわらず、ドアダッシュおよびウォルトが支払うべきものである。本取引が完了しない場合、ドアダッシュおよびウォルトは多額の費用を負担することになるが、同社らが最終的な利益を得ることはない。

- 本取引に関連する事項（統合計画を含む。）には、当社およびウォルトの経営陣ならびに当社およびウォルトの組織全体の多くの人員が、他の機会に充てることができたであろう時間および資源を大幅に投入する必要がある。

- 当社は本取引により発行済株式のうち過半数より多く全部より少ない数の株式を取得する可能性があるが、これによりウォルトの少数株主に対する義務または本取引に関連するかもしくは本取引後の追加的な費用および義務が発生する可能性がある。

- ドアダッシュおよびウォルトは、本取引または本取引の不成立に関連する法的手続の対象となる可能性があるが、これには時間および費用を要し、ドアダッシュおよびウォルトの経営陣の注意が通常の業務から逸れる可能性があり、ドアダッシュまたはウォルトに対していずれかの訴訟が不利に解決された場合には、同社らの財政状態に重大な悪影響が及ぶ可能性がある。

- 本取引の完了の遅れ、本取引の失敗、本取引に関する否定的な認識またはドアダッシュおよびウォルトの統制の及ばないその他の要因により投資家社会においてドアダッシュおよび／またはウォルトに対する否定的な報道および認識がなされ、当社の株価に悪影響が及ぶ可能性がある。

- 本取引が完了しなかった場合、ドアダッシュまたはウォルトの各々の顧客、サプライヤー、パートナーまたは従業員との関係における不利な変化を含め、本取引の発表および保留に起因する当社またはウォルトの事業の混乱が増大し続ける可能性がある。

さらに、株式売買契約が終了し、ウォルトの取締役会が別の本取引または企業結合を模索した場合、ウォルトの証券保有者は、ウォルトが本取引よりも有利な条件で取引できる相手方を見つけることを確信することができない。株式売買契約が終了した場合、ウォルトは希薄化を伴う資金調達による現金の注入を要する可能性があるが、かかる資金調達が利用できないか、適時に利用できないか、または有利な条件で行えない可能性がある。

***当社は、本取引およびウォルトの統合により、ウォルトに関連する一定の負債または取引の完了に関連して発生する可能性のある負債を負う可能性がある。***

本取引およびウォルトと当社の統合は、評価損または再構築費用、不測の費用および主要な従業員の喪失等の特別リスクを伴う可能性がある。また、統合が有効にまたは適時に達成されるという保証はない。また、当社は、本取引およびウォルトの統合により、ウォルトに存在する可能性のある負債または本取引の完了に関連して発生する可能性のある負債を負うことになるが、その一部は未知である。当社および当社のアドバイザーはウォルトの運営についてデューデリジェンスを行い、当社は株式売買契約に基づくウォルトの有価証券保有者の一定の義務を担保するための株式の預託を含む一定の補償権を有しているが、当社がウォルトのすべての負債を認識しているという保証はなく、預託金額が十分であるという保証もない。さらに、預託は株式で構成されているため、仮に預託から回収することができたとしても、当社の現金および資源を負債および損害の支払いに充てる必要がある。これらの負債ならびに当社が現在認識していないか、現在重要でないか、または発生する可能性が低いと判断している取引に関する追加のリスクおよび不確実性は、当社の収益性を含む事業、財政状態および経営成績に悪影響を及ぼす可能性がある。さらに、ウォルトの事業には当社の事業とは異なる点があり、その結果、当社の経営成績は現在当社の経営成績に影響を与えている要因とは異なる要因の影響を受ける可能性がある。

***当社の事業とウォルトの事業を期待された期間内に統合できなかった場合、当社の将来の業績に悪影響が及ぶ可能性がある。***

本取引の成功は、当社の事業とウォルトの事業を統合することで期待される利益を実現できるか否かに大きくかかっている。統合を成功させるためには、統合プロセスに多額の資金源および経営者の注意を集中させる必要があるが、これによりドアダッシュおよびウォルトの通常の事業運営の開発および運転から資金および焦点が逸れる可能性がある。また、ドアダッシュの経営成績は、クロージング前に生じた事由または行為に起因するかそれに基づく、両社の事業に起因する問題によって悪影響を受ける可能性がある。統合プロセスには多くの不確実性が伴うため、期待される利益の全部または一部が実現することは保証されず、実現したとしてもその時期につい

ては保証されない。これらの期待される利益が実現できない場合、費用の増加を招き、ドアダッシュの将来の事業、財政状態、経営成績および見通しに悪影響が及ぶ可能性がある。
統合の過程で直面する可能性のある潜在的な困難には、以下のものが含まれる。

- より大きくより複雑な統合会社の経営に伴う課題および困難

- 会社間の基準、統制、手続および方針ならびに報酬構造の調整

- 当社の事業の維持、プラットフォームの拡大およびドアダッシュの体験の向上への注力を継続しながら、主要な従業員を含む両社の人材を保持し、統合すること

- 企業および経営のインフラの統合

- 地理的に分散した組織の調整

- 事業背景、企業文化および経営理念の相違への対処

- 本取引に関連する潜在的な未知の負債、不測の費用、遅滞または規制上の要件

- 規制当局からの承認取得に関連して必要となりうる行為の遂行

- 取引の完了および両社の事業統合による経営陣の注意の分散化に起因する、両社のいずれかまたは双方における業績の低下

- 成長の加速に向けた取引能力を含む、当社の戦略を実現する上での困難

***本取引に伴う不確実性により、当社およびウォルトの事業関係が混乱する可能性があり、これにより当社およびウォルトの経営成績、キャッシュ・フローおよび財政状態に悪影響が及ぶ可能性がある。***

当社およびウォルトの事業の相手方は、取引完了後の当社、ウォルトまたは統合会社との現在または将来の取引関係を含め、本取引に関連する不確実性を経験する可能性がある。当社とウォルトの関係は、加盟店、ダッシャー、宅配便業者ならびに当社および／またはウォルトと取引関係にあるその他の人々が、より大きくより国際的な組織等に対して懸念を抱き、特定のビジネス上の決定を遅らせるか、延期するか、当社またはウォルトとの関係の終了、変更または再交渉を求めるか、当社またはウォルト以外の者とのビジネス関係の締結を検討する可能性があるため、混乱する可能性がある。かかる混乱は、取引完了後の当社、ウォルトまたは統合会社の経営成績、キャッシュ・フローおよび財政状態に悪影響を及ぼす可能性があるが、これには、取引によって期待される利益を実現する当社の能力への悪影響も含まれる。混乱のリスクおよび悪影響は、取引の完了の遅れまたは失敗によって悪化する可能性がある。

***本取引に伴う不確実性により、経営陣およびその他の主要な従業員が失われる可能性があり、ドアダッシュおよび統合会社は、経営陣およびその他の主要な従業員を引きつけ、動機付けることが困難となる可能性があり、これによりドアダッシュおよび統合会社の将来の事業および運営に悪影響が及ぶ可能性がある。***

ドアダッシュおよびウォルトは、事業計画の遂行にあたり、各々の経営陣およびその他の主要な従業員の経験および業界知識に依存している。本取引完了後の統合会社の成功の一部は、ドアダッシュおよびウォルトが主要な経営陣およびその他の主要な従業員を引きつけ、動機付け、維

持する能力に依存している。本取引の完了前に、ドアダッシュおよびウォルトの現在および将来の従業員が本取引完了後の統合会社における自身の役割について不確実性を感じる可能性があり、これによりドアダッシュおよびウォルトの各々が経営陣およびその他の主要な従業員を引きつけ、動機付け、維持する能力に悪影響が及ぶ可能性がある。また、ドアダッシュが、ドアダッシュおよびウォルトの経営陣およびその他の主要な従業員を、ドアダッシュおよびウォルトが過去に自社の従業員を引きつけ維持したのと同程度に引きつけ、動機付け、または維持できるという保証はない。主要な従業員が退職した場合、ドアダッシュの事業活動に悪影響が及び、経営陣の注意がドアダッシュとウォルトの統合を成功させることから逸れて適切な後任者の雇用に向けられる可能性があり、これらすべてがドアダッシュの事業を悪化させる可能性がある。

***ウォルトは多数の法規制に服しており、同社が事業を営む各法域の法令の変更、解釈または適用によって統合された事業が損害を被る可能性がある。***

ウォルトは多くの法的リスクおよびコンプライアンスリスクにさらされており、かかるリスクは、本取引の完了後、統合会社に悪影響を及ぼす可能性がある。

ウォルトは、とりわけ日本、フィンランド、デンマーク、ハンガリー、ドイツおよびイスラエルを含む欧州およびアジアの 23 ヵ国で事業を展開している。ウォルトの事業は国際的に展開されているため、当社は EU レベル、国および地域の広範な法令を遵守しなければならないが、かかる法令は互いに矛盾または相違することがある。

ウォルトの事業は、オンライン・ローカル商取引プラットフォームを提供し、独自の食料雑貨店であるウォルトマーケットの運営を含め、事実上あらゆる種類の加盟店（ウォルトの場合、とりわけレストラン、食料雑貨店、小売店およびブティックを含む。）から同一のウォルトの配送体験を得られるようにすることを主な内容としている。ドアダッシュおよびその子会社（本取引完了後はウォルトを含む。）の事業の新市場への地理的拡大に伴い、ドアダッシュは、ローカル・オンデマンド配送業者に関する新たなまたは変わり続ける法律、規則、租税、免許およびコンプライアンスの要件ならびに業界標準の適用を受けることになる。詳細については、「ウォルトの事業に関するリスク－*ウォルトは、数多くの法律や規制の適用を受けており、事業を展開する各管轄区域の法律および規制の変更、解釈および適用によって、その事業が損なわれる可能性がある。*」の項を参照のこと。

ドアダッシュおよびウォルトが事業を営む国においては、立法機関および規制当局が既存の法令の新たな解釈を導入するか、宅配業者の独立請負モデル（詳細については、「ウォルトの事業に関するリスク－*ウォルトは、独立請負人モデルに関連するリスクに直面している。独立請負人モデルは、「ギグ・エコノミー」に対する政府の規制ならびに行政または司法の介入が進展することを前提としている。政府の規制が変化した場合、または特定の市場でウォルトが使用している独立請負人モデルに対する困難が継続した場合、ウォルトは既存のビジネス・モデルや事業を変更しなければならなくなる可能性がある。*」の項を参照のこと。）等、ドアダッシュおよび／またはウォルトの事業に関連する新たな法律および規制を導入する可能性がある。規制当局の監視の強化および法的要件の変更により、多額のコンプライアンス費用が発生し、とりわけ異なる事業国間で規制またはその解釈が大きく異なるか相反する場合には、統合会社が現在のすべての市場で事業を継続するか当社の戦略に沿って事業を拡大することが不経済となる可能性がある。これにより、当社またはウォルトの事業が特定の市場で十分な規模に達しないか、ビジネス・モデルの変更または追加費用の発生を余儀なくされることで、ウォルトまたは当社の収益および収益性に悪影響が及ぶ可能性があり、取引完了後の統合会社に悪影響が及ぶこととなる。当社が既存または新規のコンプライアンス義務を遵守できないかまたは遵守できないと考えられる場合、規制当局の監視を受ける可能性があり、その結果、罰金、罰則および／または強制執行等の行政措置または強制措置がとられる可能性があり、取引完了後の統合会社に悪影響が及ぶ可能性がある。

***本取引および統合会社の拡大は、すでに競争の激しいオンデマンド・ローカル商取引業界において、既存の競合他社および新規参入者の双方からの競争圧力の増大につながる可能性がある。***

本取引の結果、ドアダッシュは、ウォルトの事業を通じて、現在よりも広い地域で事業を展開することとなる。欧州およびアジアには、ドアダッシュおよびウォルトが提供するサービスと同様のローカル商取引サービスを提供する競合他社が多数存在する。欧州およびアジアのこの分野における既存の競合他社および新規参入企業は、積極的な消費者獲得キャンペーンを展開したり、優れたサービスを開発したり、他の企業と統合して規模の利益を達成する可能性がある。すでに競争の激しい市場におけるかかる競争圧力は、ウォルトの既存の市場占有率を著しく低下させ、ウォルトの収益に悪影響を及ぼし、ウォルトの新市場への進出を妨げる可能性があり、これにより取引完了後の統合会社に悪影響が及ぶ可能性がある。詳細については、「ウォルトの事業に関するリスク－*ウォルトは、競争の結果を含め、現在事業を展開している一部または全部の国・地域において、市場での地位を確立・維持・拡大し、収益性を確立・維持・向上させることができない可能性がある。*」および「*ウォルトが革新的であり続ける、また継続して革新を成功させることができず、または消費者およびパートナーの期待に応えることができなければ、競争力を維持できず、事業および経営成績に悪影響を及ぼす可能性がある。*」の項を参照のこと。

***本取引の完了後、外国為替レートの変動に対する当社のエクスポージャーが増加する。***

当社は、海外子会社を通じて複数の国で事業を行っているが、かかる子会社は各々の現地通貨で事業を行っているため、現在当社は、複数の外国為替リスクを抱えている。ウォルトは、米国外での事業の大部分を子会社または関連会社を通じて行っているが、かかる子会社または関連会社も各々の現地通貨で事業を行っており、現在最も重要な通貨はユーロ、日本円およびイスラエル・シェケルである。このため、本取引の完了後は、当社の事業全体に占める海外事業の割合が現在よりも増加し、外国為替レートの変動に対するエクスポージャーは増加する。当社の財務諸表は取引完了後も米ドルで表示されるため、当社の連結財務諸表に組み込むために現地通貨を適用ある為替レートで米ドルに換算することになり、為替変動リスクが高まる。

***株式の対価は、固定されたドアダッシュクラスA普通株式の数に基づいて計算され（株式売買契約に定める一定の調整を受ける。）、ドアダッシュの株価に基づいて調整されることはない。そのため、ウォルトの証券保有者は、本買取りが完了するまで、本買取りにより自らが受領するドアダッシュクラスA普通株式の正確な市場価値を知ることができない。***

クロージングにおいて、売主が保有するウォルトの各株式（発行されたかまたは手続中の行使によって発行可能なウォルトの各株式を含む。）は(i)1株当たりクロージング株式対価に相当する数のドアダッシュクラスA普通株式（クロージングに関連して設立されたエスクローファンドに預託される株式数が減じられる。）、ならびに(ii)株式売買契約に定める本買取りに関連して設立されたエスクローファンドから当該株式への支払（もしあれば）として拠出されたドアダッシュクラスA普通株式の一部および株式売買契約に基づくクロージング後の買取価格の調整に関連してクロージング後に発行可能なドアダッシュクラスA普通株式の一部を受領する権利と引き換えにドアダッシュに売り渡される（いずれの場合も、株式売買契約で企図される時期および方法による。）。また、売主が保有するウォルト優先株式のそれぞれについて、当該株式に関する1株当たり優先金額が1株当たり基準金額を超える場合（かかる超過金額（もしあれば）を、以下「***残余財産分配優先権上乗せ金額***」という。）、当該保有者はまた、本買取りにおいて、当該ウォルト優先株式に係る残余財産分配優先権上乗せ金額を取得者株式クロージング時取引価格で除した額に相当する数のドアダッシュクラスA普通株式（クロージングに関連して設立されたエスクローファンドに預託される株式数が減じられる。）を受領する権利がある（すべてのウォルト優先株式に関して発行可能な株式（もしあれば）を、以下「***残余財産分配優先権上乗せ株式***」という。）。クロージング後、各売主はドアダッシュクラスA普通株式を保有し、ウォルトの有価証券を保有しなくなる。ウォルトの主要な従業員がその保有するウォルトの株式と引き換えにまたはその保

有するウォルトオプションと交換して受領するドアダッシュクラスA普通株式の一部、代替オプションおよび代替RSUは、かかる従業員の継続的な雇用を条件として、4年間で段階的に権利が確定する。

クロージング時、ウォルトクラスA普通株式を引き受けるすべてのオプションは消却され、消滅するものとし、その保有者は、株式売買契約で定める対価を当該契約の条件に従って受領する権利を有するものとする。

株式売買契約に従い、以下のとおりとする。(i)「***1株当たりクロージング株式対価***」は、株式対価総額を当社株式数で除した額に相当する数のドアダッシュクラスA普通株式となり、1株当たりクロージング株式対価の一部は、株式売買契約のホールドバック条項およびエスクロー条項の適用を受ける。(ii)「***ウォルト優先株式***」とは、ウォルトのクラスB優先株式、クラスC優先株式、クラスD優先株式、クラスE優先株式、クラスF優先株式およびクラスG優先株式を総称していう。(iii)「***1株当たり優先金額***」とは、ウォルト株主間契約およびウォルト定款に従い、該当するウォルト優先株式が本買取りに関して権利を有する残余財産分配優先権としてウォルトが指定する金額を意味する。(iv)「***取得者株式クロージング時取引価格***」とは、NYSEにおけるドアダッシュクラスA普通株式の、クロージング日の4取引日前に終了する完全な取引日に終了する連続する10取引日における1株当たりの出来高加重平均価格（小数点以下第4位に四捨五入）（株式売買契約に基づきユーロ貨に換算される。）を意味する。(v)「***1株当たり基準金額***」とは、1株当たりクロージング株式対価に取得者株式クロージング時取引価格を乗じた金額を意味する。

株式対価総額は、株式売買契約において、(i)39,382,172株から(ii)ウォルトの現金および現金同等物、取引費用、税金、負債、負債性証券、正味運転資金および発行済のウォルトのオプションの行使価格の総額に基づく正または負の株式数（下記の方法で決定される。）を加算するかまたは（場合により）差し引き（以下「***対価調整***」という。）、(iii)本買取りに関連してウォルト優先株式の保有者に対して発行可能な残余財産分配優先権上乗せ株式の総数（本買取りに関連してエスクローファンドに預託されるすべての株式数を含む。）を差し引いた数のドアダッシュクラスA普通株式である。株式対価総額の調整においては、対価調整はユーロで計算され、ドアダッシュクラスA普通株式の1株当たり価格である206.4513米ドルを、クロージング時ユーロ為替レートを用いて米ドルからユーロに換算した金額に基づいて株式に換算される。さらに、ウォルトの取引費用に関して発生する付加価値税の未収税額（フィンランドの税務当局によりウォルトに対する還付または控除が可能であると確認されたもの）が、対価調整および（従って）1株当たりクロージング株式対価の計算時に考慮される。

株式売買契約に従い、各売主は、本買取りに関連してウォルトの各株主に支払われる対価（ウォルトの各株主が、ウォルト株主間契約またはウォルト定款に基づく優先金額（またはその他）に関して受領することができる対価の額の計算方法に関するものを含み、以下、「***支払受領権***」と総称する。）が、当該保有者が本買取りに関連して受領する権利を有する唯一かつ排他的な対価であり、かつ、かかる対価を構成するものとし、株式売買契約の条件に従って当該保有者に支払われるドアダッシュクラスA普通株式は、かかる支払受領権を完全に満たし、いかなる売主も追加の請求権を有しないものとし、各売主は、クロージング後にかかる支払受領権もしくはウォルトの株式を受領する権利についてのまたはこれらに何らかの形で関連する一切の請求権を明示的に放棄することに同意する。

株式対価総額は、株式売買契約の締結日から本取引完了時までのドアダッシュクラスA普通株式の市場価格の変動に対して調整されない。本取引完了前のドアダッシュクラスA普通株式の市場価格の変動は、ウォルトの証券保有者が本取引において受領する価値に影響を与える。ドアダッシュおよびウォルトのいずれも、ドアダッシュクラスA普通株式の市場価格の上昇または下落のみを理由として株式売買契約を終了させることはできない。

株価の変動は、一般的な市場および経済状況（インフレ水準、一般的な雇用および賃金、金利ならびに通貨の変動等）、地政学的状況の変化（地域もしくは地方における紛争、貿易摩擦または貿易制限等）、食品配送物流プラットフォーム銘柄、株式全般もしくはドアダッシュ、ウォルト、

またはとりわけ本取引に関する価値および認識の変化、ドアダッシュの事業、運営および見通しの変化、コロナウイルス（COVID-19）の進展（近時のCOVID-19変異株の発生および今後の発生の可能性を含む。）およびその抑制策、ならびに規制要件を含む様々な要因によって生じる可能性がある。これらの要因の多くは、ドアダッシュの統制の及ばないものである。

*ウォルトの株式には公開市場が存在しないため、ウォルトの公正な市場価値を算定することは困難である。*

ウォルトの発行済株式は非公開であり、いかなる公開市場においても取引されていない。公開市場が存在しないため、ウォルトの発行済株式が公開取引されている場合と比較して、ウォルトの公正な市場価値を算定することは困難である。非公式評価または資金調達を含む他の文脈でウォルトの株式に付された価値は、ウォルトの発行済株式が公開市場で取引された場合の価格を示すものではない可能性がある。本取引においてウォルトの株主および確定ウォルトオプション保有者に支払われる株式対価総額は、当事者間の交渉に基づいて決定されたため、ウォルトの発行済株式が公開市場で取引された場合の価格を示すものではない。

*ウォルトの取締役および執行役員は本取引に関する利害を有しているが、かかる利害はウォルトの一般的な証券保有者の利害とは異なるか、またはそれに追加されるものである。*

本取引に関連する事項を検討および決議するにあたり、ウォルトの取締役および執行役員は、フィンランド法の観点から、本取引に関連する事項の検討または決議を妨げるような利益相反はないと判断した。ただし、ウォルトの取締役会の構成員の一部がウォルトの大株主によって指名されたかまたはその代表者であることに留意しなければならない。本買取りの検討にあたり、ウォルトの証券保有者は、フィンランドの法律上、不当な影響を受けずに本取引を検討および決議する資格を失わせるような利益相反はないものの、ウォルトの取締役および執行役員の一部が、本取引において、ウォルトの一般的な証券保有者の利害とは異なるか、またはそれに加えて、潜在的な利益相反を生じさせるかまたは生じさせると考えられる利害を有する可能性を否定できないことを認識および考慮しなければならない。

これらの利害には、とりわけ、継続雇用者に支払われる勤続報酬、ウォルトの株式ベースの報奨の権利確定および消却の見返りとしての支払い、本取引完了後も存続する補償ならびに取締役および役員責任保険に対する権利等が含まれる。かかる利害の詳細については、S-4の"*Interests of Affiliates in the Transaction - Interests of Directors and Executive Officers of Wolt in the Transaction*"の項を参照のこと。ウォルトの取締役会は、本取引の条件および構造を評価し、本取引の交渉を監督し、株式売買契約を承認するにあたり、他の事項とともに、これらの利害を認識し、慎重に検討した。

*本買取りが内国歳入法第368条(a)に基づく「組織再編」に該当しない場合、米国のウォルトの株主は追加の米国連邦所得税の支払いを求められる可能性がある。*

本買取りが1986年内国歳入法（以下「***内国歳入法***」という。）第368条(a)およびそれに基づき適用される財務省規則の意味における「組織再編」として適格であるためには、他の要件の中でもとりわけ、本買取りに関連して取得されるすべてのウォルトの株式が、ドアダッシュクラスA普通株式との交換によってのみ取得されなければならない。この要件が満たされるか否かをクロージングの前に知ることはできない。例えば、特定の状況下において、自らの株式をドアダッシュに売却する参加契約を締結したウォルトの株主が100%未満であったとしても、ドアダッシュは本取引の完了を求められるかまたはそれを選択する可能性がある。追加の情報については、S-4の"*The Share Purchase Agreement - Conditions to Completion of the Transaction*"の項を参照のこと。かかる場合、ドアダッシュは、株式売買契約の条項を遵守することを条件として、ウォルトの残りの株式を、本買取りの一部としてではなく、フィンランド会社法第18章に基づくスクイーズアウト手続の開始を含むその他の方法で取得することを選択するかまたは場合により

それを要求される可能性がある。クロージング後、本買取りが組織再編に該当するか否かが判断され、ドアダッシュおよびウォルトは、かかる判断に従って要求される米国連邦所得税上の報告を行う。本買取りは、株式売買契約に基づく一定の要件を満たした場合、内国歳入法第368条(a)の意味における「組織再編」に該当することが意図されている。本買取りが適格でない場合、本買取りにおいてウォルトの株式と交換でドアダッシュクラスA普通株式を受領することは、米国連邦所得税の課税対象となる交換となる。ドアダッシュまたはウォルトは、本買取りに関してIRSに裁定を求めておらず、またその予定もない。IRSが本買取りの内国歳入法第368条(a)に基づく「組織再編」としての適格性に異議を唱えないか、または裁判所がかかる異議を認めないという保証はない。追加の情報については、S-4の"*U.S. Federal Income Tax Consequences*"の章を参照のこと。

***ドアダッシュは、証券集団訴訟および代表訴訟の対象となる可能性があり、これにより多額の費用が発生し、本取引の完了が遅滞するか妨げられる可能性がある。***

株式売買契約を締結した上場企業に対しては、証券集団訴訟および代表訴訟がしばしば提起される。訴訟に利点がない場合であっても、これらの主張に対する防御には多額の費用がかかり、経営者の時間および資源がこれに割かれることになる。不利な判決が下された場合、金銭的な損害が発生し、ドアダッシュの流動性および財政状態に悪影響が及ぶ可能性がある。さらに、原告が本取引の完了を禁ずる差止命令を得ることに成功した場合、かかる差止命令によって本取引の完了が遅滞もしくは妨げられるか、または期待された期間内に完了できない可能性があり、これによりドアダッシュおよびウォルトの各々の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。現在、ドアダッシュおよびウォルトのいずれも、本取引に関連して証券集団訴訟または代表訴訟が提起されたことを認識していない。

***本取引の発表、業界全体の変化またはその他の要因により重大な悪影響が生じたとしても、本取引は完了する可能性がある。***

一般的には、クロージング前に相手方に影響を与えるようなドアダッシュ重大悪影響事由またはウォルト重大悪影響事由が発生した場合、いずれの当事者も本取引の完了を拒否することができる。ただし、いずれかの当事者に重大な悪影響を及ぼすような変更の一部は、ドアダッシュ重大悪影響事由またはウォルト重大悪影響事由の定義から除外されており、いずれの当事者も本取引の完了を拒否することはできない。このような不利な変更が発生してもドアダッシュおよびウォルトが本取引を完了した場合、ドアダッシュクラスA普通株式の市場価格は下落する可能性がある。株式売買契約におけるドアダッシュ重大悪影響事由またはウォルト重大悪影響事由の内容の詳細については、S-4の"*The Share Purchase Agreement - Representations and Warranties*"の項を参照のこと。

***本取引の進行中、ウォルトはその事業および経営成績に悪影響を及ぼす可能性のある契約上の制約に服する。***

株式売買契約には、本取引完了前のウォルトの事業遂行に関する制限が含まれているが、これは概して、ウォルトがその通常の事業過程を適用される法律を遵守して行うことを求めるものであり、ドアダッシュの事前の書面による同意なくウォルトが特定の行為をなすことを制限している。S-4の"*The Share Purchase Agreement - Conduct of Business of Wolt Prior to the Completion of the Transaction*"の項を参照のこと。ウォルトの経営陣およびウォルトの取締役会が望ましいと判断したとしても、株式売買契約におけるかかる義務およびその他の義務は、当該期間中に発生する可能性のある競争圧力、業界の発展および将来のビジネスチャンスに効果的に対応するウォルトの能力を遅らせ、妨げ、制限する可能性がある。これらの制限は、本取引が完了するか否かにかかわらず、ウォルトの事業および経営成績に悪影響を及ぼす可能性がある。

***本取引の完了により、ウォルトまたはその子会社が当事者となっている特定の契約における支配権の変更、地位の移転またはその他の条項が発動する可能性があり、これにより統合会社の事業および経営成績に悪影響が及ぶ可能性がある。***

本取引の完了により、ウォルトまたはその子会社が当事者となっている特定の契約において、支配権の変更、地位の移転またはその他の条項が発動する可能性がある。ドアダッシュおよびウォルトがこれらの条項の放棄または合意について交渉することができない場合、相手方は契約に基づく権利を行使し、救済措置を求め、契約の解除、損害賠償の請求またはその他の救済措置を求める可能性がある。ドアダッシュおよびウォルトが権利放棄の交渉を行うことができる場合であっても、相手方がかかる権利放棄のための費用を要求するか、またはドアダッシュにとって不利な条件で契約の再交渉を求める可能性がある。上記または同様の事態が発生した場合、取引完了後のドアダッシュの事業、財政状態および経営成績に悪影響が及ぶ可能性があり、また、各事業の統合を成功させ、各々の戦略を実行する能力に悪影響が及ぶ可能性がある。

***本取引後、ウォルトの株主および確定ウォルトオプション保有者のドアダッシュに対する保有株式数および議決権の割合は、現在のウォルトに対して保有し、および潜在的に保有する割合と比較して大幅に低下して経営に対する影響力も低下し、また従業員には、一定期間内、その保有する株式の取引を制限する方針が適用される。***

株式売買契約に従ってウォルトの株主および株式適格確定ウォルトオプション（ウォルトクラスA普通株式を買い取るための確定オプション（以下「確定ウォルトオプション」という。）のうち、クロージング直後においてウォルトまたはその子会社の従業員により保有されている確定ウォルトオプション（以下「代替適格確定ウォルトオプション」という。）ではない確定ウォルトオプションをいう。以下同じ。）の保有者に支払われることが予想される対価および2022年1月31日現在のドアダッシュクラスA普通株式の発行済株式数に基づけば、本取引の完了直後において、旧ウォルトの株主および株式適格確定ウォルトオプションの保有者はドアダッシュクラスA普通株式の発行済株式の約9.5%を保有することになり、ドアダッシュクラスA普通株式の既存株主の合計所有権が希薄化することになる。その結果、旧ウォルトの株主がドアダッシュの経営および方針に関して及ぼすことのできる影響力は、現在ウォルトの経営および方針に及ぼすものよりも小さくなり、また、以前の確定ウォルトオプション保有者がドアダッシュの経営および方針に関して及ぼすことのできる影響力は、オプション行使後にウォルトの株主としてウォルトの経営および方針に潜在的に及ぼすことができたはずのものよりも小さくなる。かかる希薄化予想には、株式売買契約に詳述される、クロージング時の免責エスクローファンドに預託されるドアダッシュ株式ならびに代替オプションの行使（クロージング時に確定する。）または代替RSUの権利確定・決済の結果生じるさらなる希薄化は含まれていない。かかる希薄化予想は、ウォルトによる対価調整の現在の見積りおよびウォルトのその他の買取価格の調整の見積りに部分的に基づいており、当該金額はクロージングまで決定されず、クロージング後の買取価格の調整の対象となる。上記の見積りのために使用された見積額に比べて対価調整の額およびウォルトのその他の買取価格の調整の見積りが変更された場合、ドアダッシュクラスA普通株式の既存株主の所有権の希薄化が、それに比例して縮小または（場合により）拡大することになる。また、ウォルトの従業員にはインサイダー取引方針を含むドアダッシュの方針が適用されることになり、これにより、ウォルトの従業員による一定期間内のドアダッシュクラスA普通株式の売却が制限される。

***株式適格確定ウォルトオプションの保有者で、オプション保有者による確認書および放棄書を適時に締結しなかった者は、当該株式適格確定ウォルトオプションに関して対価を受領する権利を有しない。***

8-Kの"*The Share Purchase Agreement-Treatment of Wolt Securities; Purchase Price Consideration and Adjustments-Treatment of Wolt Options*"の項に詳述されるとおり、株式適格確定ウォルトオプションの各保有者は、当該株式適格確定ウォルトオプションに関して株式売

買契約に従って支払われるべき対価を受領するために、クロージング後期限（株式売買契約に定義する。）の前にオプション保有者による確認書および放棄書（株式売買契約に規定された当該保有者のウォルトオプションの取り消しを認め、確認し、参加契約に規定された放棄と同様の放棄に同意し、株式売買契約に規定されたウォルトの取締役会が定める募集期間の終了まで確定し行使できるウォルトオプションを行使する権利を当該保有者に知らせる確認書および放棄書をいう。以下同じ。）を締結し交付することが要求される。当該保有者がこれを怠った場合、当該保有者は、当該オプションがクロージング時に終了していても、当該株式適格確定ウォルトオプションに関

ドアダッシュの事業に関するリスク

ドアダッシュの事業および運営に関するリスク

***当社は発展途上の業界における限られた営業実績しか有しておらず、このため当社の将来の見通しを評価することは困難であり、当社が成功しないリスクが高まる可能性がある。***

当社は2013年の事業開始以来、頻繁にプラットフォームの機能およびサービスを拡張し、価格設定方法を変更してきた。このように当社は限られた営業実績しか有しておらず、また当社の事業は進化を続けているため、当社の将来の見通しならびに当社が直面する可能性のあるリスクおよび課題を評価することは困難である。これらのリスクおよび課題には、当社の以下の能力が含まれる。

- 収益を正確に予想し、営業費用を計画する能力

- 当社のプラットフォームを利用する既存の加盟店、消費者およびダッシャーの数を増加させ維持する能力

- 現在および将来の競合他社との競争に打ち勝つ能力

- 既存市場における事業の拡大ならびに新規市場および地域への参入を成功させる能力

- マクロ経済の変化および当社が事業を行う市場の変化を予測し、それに対応する能力

- 評判とブランドの価値を維持および向上させる能力

- 急速に進化する加盟店と消費者の技術による繋がり方の動向に適応する能力

- サービスの中断および途絶を回避する能力

- 利用の増加ならびに新機能およびサービスの展開に効率的かつ確実に対応できる、大規模かつ高性能な技術インフラを構築し維持する能力

- 技術、販売および顧客サービス等に関する優秀な人材を雇用、統合および維持する能力

- 人員および業務の急激な増加を効果的に管理する能力

- ダッシャーに関連する費用を効果的に管理する能力

上記の課題に伴うものおよびこの「リスク要因」の項の他の箇所に記載された課題を含め、当社が直面するリスクおよび困難に対処できない場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。さらに、当社の過去の財務データは限られており、また急速に進化する市場で事業を行っているため、当社の将来の収益および費用に関する予測は、当社の営業実績が長いかまたは予測しやすい市場で事業を行っている場合ほど正確でない可能性がある。当社は過去に、急速に変化する業界において営業実績の短い成長企業が頻繁に経験するリスクおよび不確実性に直面しており、今後も直面する可能性がある。当社がその事業の計画および運営のために使用するリスクおよび不確実性に関する当社の仮定が不正確であるかもしくは変化した場合、または当社がこれらのリスクに対処できなかった場合、当社の経営成績が当社の期待と大きく異なり、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

***当社は過去に純損失を計上したことがあり、今後の費用の増加が予想され、将来的に収益性を実現、維持または向上させることができない可能性がある。***

当社は 2020 年 6 月 30 日に終了した 3 ヶ月間において 23 百万ドルの純利益を計上したが、設立以来毎年純損失を計上しており、今後の費用の増加が予想され、再度収益性を実現することまたは将来的に収益性を維持もしくは向上させることができない可能性がある。当社は 2021 年 3 月 31 日および 2022 年 3 月 31 日に終了した 3 ヶ月間において、それぞれ 110 百万ドルおよび 159 百万ドルの純損失を計上し、2021 年 12 月 31 日および 2022 年 3 月 31 日現在、それぞれ 21 億ドルおよび 22 億ドルの累積赤字を有していた。当社は、事業の成長および公開企業としての活動のために多額の追加資金の投入を見込んでいるため、時間の経過とともに費用が増加し、損失が継続すると予想している。当社は、これまでプラットフォームの開発（プラットフォームの提供内容の拡充、プラットフォームの新機能およびサービスの開発または獲得、新市場および地域への進出、ならびに当社の販売およびマーケティング活動の強化を含む。）に多額の資金およびその他の資源を投入しており、これからも投入し続けることが見込まれる。かかる取組には予想以上に費用を要する可能性があり、収益の増加または事業の成長につながらない可能性もある。投資およびその他の費用に見合うだけの収益の増加を達成できない場合、収益性またはキャッシュ・フローの黒字を継続的に維持または拡大できない可能性がある。当社がこれらのリスクおよび課題に適切に対応できない場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

また、ドアダッシュ RSU およびその他の発行済株式報奨に関連する株式ベースの報酬費用は、将来の期間において当社の費用の増加をもたらす。2022 年 3 月 31 日現在、当社はドアダッシュ RSU およびその他の発行済株式報酬に関連する 1,881 百万ドルの未認識株式ベース報酬費用を有していた。さらに、ドアダッシュ RSU の一部の初回決済時に発生する源泉徴収義務および送金義務に関連して、多額の支出が発生する可能性がある。

当社が十分な収益の成長を実現できず、費用を管理できなかった場合、当社は将来において多額の損失を計上し続ける可能性があり、収益性を実現、維持または向上させることができない可能性がある。

***当社は過去と同じ速さで成長を続けられない可能性がある。***

当社は過去数年間にわたって急速に成長してきたため、当社の最近の収益成長率、当社サービスに対する需要の伸びおよび財務実績が当社の将来の業績を示すものとは考えられない。2021 年 3 月 31 日および 2022 年 3 月 31 日に終了した 3 ヶ月間における当社の収益は、それぞれ 11 億ドルおよび 15 億ドルであり、成長率は前年度比で 35%であった。また、COVID-19 のパンデミックに伴い、収益、総注文数およびマーケットプレイス GOV は大幅に増加した。COVID-19 のパンデミックの影響で事業の成長が加速した状況が今後も続くとは考えられず、当社は将来的には消費者需要の伸びならびに当社の収益、総注文数およびマーケットプレイス GOV の成長率は、2020 年および 2021 年における成長率と比較して低下すると予想している。当社の過去の四半期または年度における収益または主要な経営指標を、将来の期間における当社の収益、収益成長率、主要な経

営指標または主要な経営指標の成長率を示すものとして信頼してはならない。特に、過去の期間における当社の収益成長率は変動している。当社は、当社の収益成長率は短期的には変動するものの長期的には低下と考えている。当社の収益成長率は、事業規模が拡大し市場普及率が高まるにつれて、2020 年および 2021 年における成長率と比較して将来的に低下する可能性がある。また、当社プラットフォームに対する需要の鈍化、当社プラットフォームを利用する加盟店、消費者およびダッシャー数の不十分な増加、競争の激化、市場全体の成長の鈍化、成長機会の継続的な活用の失敗、規制コストの増加、当社事業の成熟化等の様々な要因により、当社の収益成長率が低下する可能性がある。また、当社は事業の発展および拡大のための投資の継続を見込んでいるが、これが増収または成長につながらない可能性もある。さらに、当社は設立以来、郊外市場および小規模都市圏に戦略的に注力してきたが、これはこれらの市場が当社のローカル商取引プラットフォームにとって好機であったためである。これらの市場でローカル商取引プラットフォームに対する需要が継続的に増加しないか、または当社がこれらの市場でカテゴリー占有率を維持できない場合、当社の収益成長率は悪影響を受ける可能性がある。当社の収益成長率が低下した場合、当社の事業に対する投資家の認識および当社のクラス A 普通株式の取引価格に悪影響が及ぶ可能性がある。

***当社は激しい競争に直面しており、効果的な競争を行うことができない場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。***

当社が事業を行っている市場は、競争が激しく、ユーザー嗜好の変化、断片化、新サービスおよび製品の頻繁な導入等を特徴としている。とりわけ、現在の当社の事業における最大のカテゴリーであるローカル・オンデマンド配送は断片化され、激しい競争が行われている。当社は、米国において、ウーバーイーツ、グラブハブ（2021 年 6 月にジャストイート・テイクアウェイが買収）、ポストメイツ（2020 年 12 月にウーバーが買収）等の他のローカル・オンデマンド配送企業、独自のオンライン注文プラットフォームを有するチェーン業者、ドミノズ等のピザ企業、オンライン注文システム、独自の配送フリートを保有および運営するその他の商業者、食料品店および食料品配送サービスならびに POS ソリューションおよび加盟店配送サービスを提供する企業等と競合している。当社が食品以外の分野への拡大を続ける中で、アマゾンおよび Google 等、豊富なリソース、ユーザーおよびブランド力を有する大手インターネット企業と競合する可能性がある。さらに、当社が国際的な存在感を増し続ける中で、かかる市場の既存企業との競争にも直面することになる。さらに、当社は、テイクアウトサービス、電話および加盟店が消費者に配布する紙媒体のメニューならびに加盟店が消費者を引きつけるために地域の出版物に掲載する広告等の従来のオフライン注文チャネルとも競合する。従来の注文習慣を変えることは困難であり、加盟店および消費者が当社の期待通りにローカル・オンデマンド配送への移行を受け入れなかった場合、またはローカル・オンデマンド配送を使用し続けない場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

現在および将来の競合他社は、知名度の高さ、営業実績の長さ、特定の市場におけるカテゴリー占有率の高さ、市場特有の知識、特定の市場における地元加盟店との確立された関係および既存のユーザー基盤の大きさ、優れたマーケティング能力、資金、技術およびその他のリソースの豊富さ等、当社に対して競争上の優位性を有している可能性がある。競合他社は、資金力および製品開発能力の高さにより、当社のプラットフォームの魅力を低下または陳腐化させる可能性のある新規または新興技術ならびに加盟店、消費者およびダッシャーの嗜好の変化により迅速に対応できる可能性がある。特定の地理的市場において一部の加盟店が当社の競合他社との提携を選択した場合、または加盟店が当社の競合他社との独占契約を選択した場合、当社は加盟店の選択肢が十分でなくなるかまたは人気の高い加盟店へのアクセスができず、当社のサービスが消費者にとって魅力的でなくなる可能性がある。また、競合他社は、自社または他社（加盟店を含む。）との間で、買収もしくは協力関係またはその他の戦略的関係を構築する可能性がある。例えば、ウーバーは 2020 年 12 月にポストメイツを買収し、欧州のローカル商取引プラットフォームであ

るジャストイート・テイクアウェイは2021年6月にグラブハブを買収した。また、リフトはグラブハブとの提携を発表し、これによりリフトのロイヤリティプログラム会員はグラブハブのレストランから無料で配送を受けられるようになった。さらに、競合他社の中には、食品を製造して消費者に直接届けることを可能にするキッチンを買収したものもある。また、競合他社は、価格および性能面で競争力のある新製品を投入するか、当社よりも積極的なマーケティング活動を展開する可能性がある。

さらに、競合他社の多くは資金力が高く、割引サービス、低い加盟店手数料率および消費者料金、配送サービスを提供する独立請負業者に対するインセンティブ、消費者向けの割引およびプロモーション、革新的なプラットフォームおよびサービス、代替的な支払モデル等を提供しており、これらが当社が提供するサービスよりも魅力的な可能性がある。このような競争圧力により、当社は、特に当社が主導的地位を占めていない市場において、競争力を維持するために手数料率および料金を維持もしくは引き下げ、またはインセンティブ、割引およびプロモーションを維持もしくは増加させる可能性がある。かかる取組は当社の業績に悪影響を及ぼしており、今後も及ぼし続ける可能性があるだけでなく、かかる取組が成功する保証もない。さらに、当社が競合する市場においては、幅広い資金源から多額の投資が行われており、競合他社の多くは今後も高い資金力を維持すると思われる。かかる投資は、上述のその他の競争上の優位性とともに、競合他社が継続的に価格および料金を引き下げ、提供するインセンティブ、割引およびプロモーションを拡大することを可能にし、当社に対してより効果的な競争を行うことを可能にする。食品のローカル・オンデマンド配送サービスおよび当社が競合するその他の垂直市場は発展途上であり、当社が収益性を実現、維持または向上できるような競争均衡で安定するという保証はない。さらに、加盟店が、当社のプラットフォームを利用するよりも独自のプラットフォームを開発してオンラインでの集荷および配送を行う方が費用効率が高いと判断する可能性がある。

また、当業界では、サービスの切り替えに伴うコストが低い。消費者は最も低コストのプロバイダーに移行する傾向があり、複数のローカル商取引プラットフォームを利用する可能性があるほか、配送サービスを提供する独立請負業者は、収益を最大化するために複数のプラットフォームを同時に利用する可能性がある。また、加盟店は最も低い手数料率を提供するローカル商取引プラットフォームの利用を好み、注文数を最大化するために複数のプラットフォームを採用する可能性がある。当社および競合他社が新たなサービスを導入し、また既存のサービスが進化するにつれ、当社はさらなる競争にさらされることが予想される。さらに、競合他社が当社のプラットフォームの機能の一部を採用するか、加盟店、消費者またはダッシャーが当社のものよりも高く評価するイノベーションを採用する可能性があり、その場合、当社のプラットフォームの魅力が低下し、当社のプラットフォームを差別化する能力が低下する。競争の激化により、とりわけ当社のプラットフォームの利用から得られる収益、プラットフォーム利用者数、プラットフォームの利用頻度および当社の利益率が低下する可能性がある。

これらすべての要因により、当社は競争に打ち勝つことができない可能性がある。当社のプラットフォームを利用している既存の加盟店、消費者もしくはダッシャーを失うか、新規の加盟店、消費者もしくはダッシャーを獲得できないか、または競争激化の結果として手数料率の引き下げおよび価格の譲歩を余儀なくされた場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

***既存の加盟店および消費者を維持できないか、または費用効率の高い方法で新規加盟店および消費者を獲得できない場合、当社の収益が減少し、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。***

当社の事業および収益の成長は、既存の加盟店および消費者を維持し、新市場を含む新規の加盟店および消費者を獲得することにより、当社のプラットフォームを費用効率の高い方法で成長させ続けることができる否かにかかっている。加盟店の増加はより多くの消費者を当社プラットフォームに引きつけ、消費者の増加はより多くの加盟店を引きつける。このネットワークの構築

には時間がかかり、当社の予想または過去と比較して成長が遅れる可能性がある。特に、ナショナルブランドとの提携は、消費者に幅広い選択肢を提供するという当社の戦略の重要な要素である。既存の加盟店、特に人気の高い加盟店およびナショナルブランドパートナーまたは顧客を維持できない場合、当社のネットワークの価値は低下する。また、新規の加盟店および消費者を獲得するためには、今後も多額の費用が発生することが予想される。新規加盟店および消費者の獲得のために新市場へ事業を拡大するにあたっては、不慣れな競争環境に身を置き、多額の資源を投入することになるが、かかる投資のリターンが数年間またはまったく得られない可能性がある。獲得した加盟店および消費者からの収益が最終的に獲得費用を上回るという保証はない。

また、当社プラットフォーム上の加盟店が一時的もしくは恒久的に営業を停止した場合、経営難もしくはその他の事業中断に直面した場合、または当社プラットフォーム上の加盟店との関係が悪化した場合、当社は消費者に十分な加盟店の選択肢を提供できない可能性がある。このリスクは、(毎年かなりの割合のレストランが廃業していることから)特にレストランおよび当社の加盟店数が少ない市場において顕著となる。また、当社が人気の高い加盟店の獲得および維持に失敗した場合、加盟店が当社の競合他社と独占的な契約を締結した場合、当社が加盟店と満足のいく条件で交渉できなかった場合または当社が加盟店との関係を効果的に管理できなかった場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。当社とパートナー加盟店との契約は、通常、パートナー加盟店または当社が解除するまで有効である。パートナー契約の種類に応じて、パートナー加盟店は、当社に対して7日以上前または30日以上前の事前通知をすることにより当社との契約を終了することができ、通常かかる契約に独占権はない。パートナー加盟店が当社との契約を解除した場合、当社のローカル商取引プラットフォームで利用可能な加盟店の選択肢に悪影響が及ぶ可能性がある。当社の事業および一部の顧客層との関係の変化は、他の顧客層を引きつけ維持する当社の能力に影響を与える可能性がある。例えば、当社の会員制商品であるダッシュパスが成長し、消費者にとって魅力的な商品となるかどうかは、有望な加盟店をダッシュパスに登録できるか否かにかかっている。また、消費者の多くが当社のプラットフォームに初めてアクセスするのは、割引およびその他の値引等のプロモーションを利用するためである。当社は、このような消費者に当社のプラットフォームおよびサービスの価値を示すことで、ダッシュパスおよびその他のサービスのプロンプト、通知および期間限定のトライアルを通じて、当社のプラットフォームに定期的にアクセスしたり、ダッシュパスの有料ユーザーになってもらえるよう努めている。しかし、このような消費者は、当社のプロモーションを利用した後、ダッシュパスの有料会員になることも、当社のプラットフォームにアクセスすることもない可能性がある。当社が消費者基盤を継続的に拡大することができないか、消費者を定期的な支払いをする消費者に転換することができない場合、ダッシュパス等の当社の正規価格または有料サービスに対する需要および当社の収益が予想よりも伸び悩むかまたは減少する可能性がある。

さらに、一部の消費者は、Google等の第三者のウェブサイトおよびアプリケーションならびに加盟店のウェブサイトを通じて注文を行う等、当社プラットフォームの間接的なユーザーである。消費者は、これらの第三者のウェブサイトおよびアプリケーションを、より効率的で使いやすいと感じるか、これらの第三者に対してより強いブランド親和性を感じる可能性がある。消費者が当社のプラットフォーム上で注文する際に、当社のウェブサイトおよび消費者向けモバイル・アプリケーションを直接利用するのではなく、かかる第三者のウェブサイトおよびアプリケーションを利用するケースが増えた場合、消費者との関係構築およびブランド・ロイヤルティの確立、消費者の動向および嗜好に関する情報の収集ならびに嗜好に基づきカスタマイズされた体験の提供を行う当社の能力が悪影響を受ける。これにより、消費者を引きつけ維持する当社の能力が影響を受け、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

***費用効率の高い方法でダッシャーを獲得および維持することができない場合、または既存のダッシャーによる当社プラットフォームの利用を拡大できない場合、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。***

当社の継続的な成長の一部は、当社の審査基準および手続を満たすダッシャーを費用効率の高い方法で獲得および維持し、既存のダッシャーによる当社プラットフォームの利用を増やすことができるか否かにかかっている。当社は、ダッシャーを獲得および維持するために、当社のプラットフォームでの注文に使用できるクレジット、ドアダッシュブランドの無料アパレル、装備の割引、ダッシャー・アプリを使用したチップおよび援助、ガソリンを含む特定の購入に対してキャッシュバック特典を提供するプログラムへのアクセス等、とりわけ金銭的なインセンティブおよび特典を提供してきた。当社がダッシャーに対して、当社プラットフォーム上での柔軟性、魅力的な収入機会および競合他社と同等以上のその他のインセンティブプログラムを提供し続けなければ、新規ダッシャーの獲得、既存ダッシャーの維持、またはダッシャーによる当社プラットフォームの利用の増加ができない可能性があり、また、当社ユーザーおよび当社事業に悪影響を及ぼす可能性のある苦情、ネガティブな評判またはその他の業務の停止が発生する可能性がある。例えば、加盟店および消費者が競合サービスの利用を選択した場合、当社におけるダッシャーの収入機会が十分に得られない可能性があり、これにより、当社のプラットフォームの有用性が低下し、ダッシャーを獲得および維持する能力に影響が及ぶ可能性がある。また、当社は、既存のダッシャーおよび潜在的なダッシャーの一部を対象に、ダッシャーのインセンティブを頻繁にテストしているが、これらのインセンティブによりダッシャーを獲得および維持することができないか、既存のダッシャーによる当社プラットフォームの利用を増やすことができないか、またはその他の意図しない悪影響が及ぶ可能性がある。さらに、移民法および労働雇用法を含む特定の法令の変更により、ダッシャーのプールが減少し、ダッシャーをめぐる競争が激化するか、または採用および契約に係る費用が増加する可能性がある。ガソリン価格、車両価格または保険料の上昇等、当社の統制が及ばないその他の要因によっても、当社のプラットフォームを利用するダッシャーの数またはダッシャーによる当社プラットフォームの利用が減少する可能性がある。当社とダッシャーとの契約は、通常、ダッシャーまたは当社が解除するまで有効である。ダッシャーは、当社に対して7日以上前の事前通知をすることにより当社との契約を解除することができ、かかる契約には独占権はない。当社が有利な条件でダッシャーを獲得することができないか、既存のダッシャーによる当社プラットフォームの利用を増やすことができないか、またはダッシャーが当社との契約を解除した場合、当社は加盟店および消費者の需要に応えることができず、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。

***当社はその事業の多くの側面を当社プラットフォーム上の加盟店に依存しており、加盟店がサービスの水準を維持できないか、営業費用の増加によりまたは当社が請求する手数料を相殺するために当社プラットフォーム上における消費者への請求価格を引き上げた場合、当社の事業に悪影響が及ぶ可能性がある。***

当社は、顧客に高品質な商品を期待通りの価格で提供するにあたり、小規模で地域に根ざした独立企業を含む当社プラットフォーム上の加盟店に依存している。これらの加盟店において、消費者の需要に応えること、手頃な価格で高品質な商品を生産すること、もしくは当社のその他の要件もしくは基準を満たすことが困難になった場合、または POS 技術もしくはその他の技術に問題が生じた場合、当社の評判およびブランドが損なわれる可能性がある。さらに、加盟店の営業費用の増加は、当社プラットフォーム上の加盟店の値上げ、手数料率の再交渉または事業の停止を引き起こし、これらが当社の営業費用および効率に悪影響を及ぼす可能性がある。当社プラットフォーム上の加盟店が一時的または恒久的に事業を停止した場合、当社は消費者に十分な加盟店の選択肢を提供できなくなる可能性があり、その結果、当社プラットフォーム上の消費者数が減少することが予想される。加盟店の営業費用に影響を与える要因の多くは、オフプレミス費用および価格を含め、インフレ、提供する商品に関連する費用、人件費および従業員福利厚生費、家賃およびエネルギー費用等、加盟店の統制の及ばないものである。加盟店がこれらの営業費用の増加を転嫁し、当社プラットフォーム上の価格を引き上げた場合、注文数が減少する可能性がある。また、当社プラットフォーム上の一部の商品は店頭価格より高い価格で表示されているが、

これが当社プラットフォームに対する消費者の認識に悪影響を与え、消費者数もしくは注文数の減少またはその双方を引き起こす可能性があり、これにより当社の財政状態および経営成績に悪影響が及ぶ可能性がある。

***当社は、四半期および年間ベースの業績を変動させる多くの要因を想定しているが、これにより将来の業績予想が困難となる可能性があるがある。***

当社の経営成績は歴史的に時々刻々と変化しており、今後も様々な要因（その多くは当社が制御できないもの）により、四半期ごと、年度ごとに大きく変化するものと思われる。そのため、当社の経営成績を期間按分して比較することには意味がない。本「*リスク要因*」の項の他の箇所に記載されているその他のリスク要因に加えて、四半期および年間の経営成績の変動要因には以下のものを含む。

- 当社のプラットフォームを利用する加盟店、消費者およびダッシャーを費用対効果の高い方法で惹きつけ、維持する当社の能力。

- 収益を正確に予測し、費用を適切に計画する当社の能力。

- 競争の激化が当社の事業に及ぼす影響。

- 既存市場での事業拡大および新規市場への参入を成功させる当社の能力。

- オンデマンド配信に関する消費者行動の変化。

- 新規の加盟店、消費者、ダッシャーを増やし、獲得するために発生する可能性のある、当社のマーケティング費用、販売費用、その他の営業費用の増加。

- 当社のマーケットプレイスおよびドライブの間のビジネスミックス。

- ダッシュパスのメンバーである消費者の割合。

- オンデマンド配送に関する、世界的な経済状況の影響（その結果として生じる個人消費への影響を含む。）。

- 特に、大学キャンパスの学年暦およびレストランでの食事の季節的パターンを含む、当社事業の季節性。

- 天候が当社の事業に与える影響。

- 適切な成長率を維持し、その成長を効果的に管理する当社の能力。

- 当社プラットフォームへのトラフィックを維持・増加させる当社の能力。

- 検索エンジンでの検索結果の順位および表示の変化による影響。

- 業界の技術変化に対応する当社の能力。

- 当社の販売およびマーケティング活動の成功。

- 否定的な報道が当社の事業、評判およびブランドに及ぼす影響。

- 当社の知的財産を保護、維持および執行する当社の能力。

- 知的財産権侵害の申し立てを含む、申し立ての請求および関連する判決や和解のための費用。

- 当社のプラットフォームを利用するダッシャーの分類に関する規制や、当社が加盟店に課す手数料に影響を与える規制など、当社の事業に影響を与える政府またはその他の規制の変更。

- サービスの中断およびそれに関連する当社の事業、評判またはブランドへの影響。

- 資格を有する従業員および主な社員を惹きつけ、従事させること。

- 第三者のサービスプロバイダーを選択し、効果的に管理する当社の能力。

- 自然または人為的な大災害の影響。

- COVID-19 のパンデミックまたは COVID-19 のパンデミックからの回復が消費者行動および当社の受注量に与える影響、ならびに政府および民間産業の COVID-19 への対応の変化による影響。

- 様々な管轄区域のローカル商取引プラットフォームで実施されている価格規制およびそれに伴う消費者への請求額の増加が当社の業績に与える影響。

- 財務報告に係る当社の内部統制の有効性。

- 決済代行会社のコストおよび手続きの影響。

- オンライン決済移行率の変化。

- 当社の税率の変更または追加の税金負担にさらされる可能性。

当社の経営成績は変動しやすく予測不可能なため、特定の期間の収益またはその他の経営成績に関して、当社、当社を担当するアナリストまたは投資家の期待に応えられない可能性がある。当社がそのような期待に応えられなかった場合、当社のクラス A 普通株式の市場価格は大幅に下落し、証券集団訴訟を含む費用のかかる訴訟に直面する可能性がある。

*システム障害およびそれによりウェブサイト、モバイルアプリケーションまたはプラットフォームが利用できなくなることにより、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。*

当社の成功には、加盟店、消費者およびダッシャーが当社のプラットフォームに常にアクセスできることが不可欠である。当社のシステムまたは当社が依存している第三者のシステムは、ハードウェアおよびソフトウェアの欠陥もしくは誤作動、分散型サービス妨害およびその他のサイバー攻撃、インフラの変更、人為的ミス、地震、ハリケーン、洪水、火災、自然災害、停電、通信サービスの中断、詐欺、軍事・政治的紛争、テロリストによる攻撃、コンピュータ・ウイルス、ランサムウェア、マルウェアまたはその他の事象により、サービスの中断や劣化、その他のパフォーマンス上の問題が発生する可能性がある。また、当社のシステムは、当社の従業員によるもの

を含む侵入、妨害、盗難および意図的な破壊行為の対象となる可能性がある。当社のシステムの一部は完全には冗長化されておらず、当社の災害復旧計画がすべての事態に対して十分ではない可能性がある。当社の事業中断保険は、システム障害および同様の事象によるサービスの中断に起因する当社の損失のすべてをカバーするために十分ではない可能性がある。

当社はこれまでにも、また今後も、システム障害および当社プラットフォームの可用性を妨げ、速度や機能を低下させ、影響を与える事象または状況を随時経験する可能性がある。これらのシステム障害は、通常、ソフトウェアのアップデートが予期せぬエラーを伴って展開された場合や、ストレージ、ネットワークまたはコンピュータの容量の枯渇に関連する一時的なインフラの障害によって発生する。これらの事象により、収益の損失が発生したことがあるが、そのような損失は現在のところ重大ではない。将来、システム障害が発生した場合、重大な収益の損失につながる可能性がある。さらに、当社は過去に、システム障害または同様の事象によって生じた不便さの補償のために、当社のプラットフォーム上で自発的に消費者にクレジットを提供してきた。これには、配送が遅れた注文や当社または販売店がキャンセルした注文も含まれる。また、将来的にも同様のクレジットを自発的に提供する可能性がある。また、影響を受けたユーザーは、その損失について当社に金銭的な請求を行うことができるが、そのような請求は、たとえ成功しなかったとしても、当社が対処するために時間および費用がかかる可能性がある。さらに、場合によっては、許容できる期間内にこれらの性能問題の原因を特定できない可能性がある。当社のプラットフォームの利用可能性の長期的な中断または利用可能性、速度もしくはその他の機能の低下は、当社の事業および評判に悪影響を及ぼし、その結果、ユーザーが減少する可能性がある。

***COVID-19のパンデミックまたは同様の公衆衛生上の脅威により、当社の事業、財政状態および経営成績に悪影響が及ぶ可能性がある。COVID-19のパンデミックにより、当社の収益、総注文数およびマーケットプレイスGOVは大幅に増加した。COVID-19のパンデミックの影響が弱まるにつれて、収益、総注文数、マーケットプレイスGOVの成長率は低下すると予想している。***

現在発生しているCOVID-19の大流行により、世界各地で人命の損失、事業の閉鎖、旅行の制限、社会的会合の中止などが広く行われている。COVID-19のパンデミックまたはCOVID-19のパンデミックからの回復が当社の事業にどの程度影響を与えるかは、非常に不確実で現時点では予測できない。当社の事業に影響を与えうる要因には以下が含まれる。

- 疾患の重症度に関して新たな情報が得られる可能性。

- 発生の期間および広がり。

- 当社が事業を行っている地域で課される旅行規制の厳しさ、強制的または自発的な事業閉鎖。

- パンデミックに対応した規制措置により、加盟店の運営、消費者および加盟店の価格、ダッシャーへの支払いおよび当社製品に影響を与える可能性。

- 当社の従業員に影響を与えるその他の事業の混乱。

- 効果的なワクチンの入手可能性および国民への投与の速さ。

- 続々と出現するCOVID-19の新種。

- 資本市場および金融市場への影響。

- COVID-19 の発生を抑え、その影響を抑制するために、当社が事業を展開している市場を含め、世界中で取られている措置。

- 市場の回復に伴う消費者の行動または消費パターンの変化の可能性。

COVID-19 のパンデミックに関連して、当社は多くの従業員のリモート勤務を許可したが、これは生産性に影響を与え、その他当社の事業運営に支障をきたす可能性がある。さらに、現在発生している COVID-19 の流行は、広範囲にわたる世界的な健康危機をもたらし、世界経済および金融市場に悪影響を及ぼしており、将来においても同様の公衆衛生上の脅威が発生する可能性がある。このような事象は、加盟店に対する需要および消費者の購買パターンに影響を与えており、将来的にも影響を与える可能性がある。その結果、当社の収益および経営成績に悪影響を及ぼす可能性がある。

COVID-19 のパンデミックに伴い、消費者の配送に対する需要の増加、配送およびテイクアウトの両方を容易にするために当社のプラットフォームを利用する加盟店の増加、当社のローカル・オンデマンド配送プラットフォームの効率化により、収益、総注文数およびマーケットプレイス GOV が大幅に増加した。COVID-19 のパンデミックの影響に由来する当社の事業の成長を加速させた状況は今後も続くとは考えられず、当社の収益、総注文数、マーケットプレイス GOV の成長率は、2020 年および 2021 年における成長率と比較して将来的に低下すると予想している。

さらに、COVID-19 の場合のように、ウイルスまたはその他の病気が人との接触によって感染する場合、当社の従業員および当社のネットワークを構成するすべての人が感染する可能性があり、また、他者との接触を避けることを選択したり、助言されたりする可能性がある。これらのことは、当社のプラットフォームを提供する能力および加盟店、消費者およびダッシャーが当社のプラットフォームを利用する能力に悪影響を及ぼす可能性がある。また、屋内退避命令および同様の規制は、加盟店が事業を運営する能力、消費者が注文品を受け取る能力およびダッシャーが特定の時間帯に配送することができるかどうかに影響を与える。将来、人との接触によって感染するウイルスまたはその他の病気により、政府の命令または自主的な予防措置に基づき、加盟店の事業が一時的に閉鎖される可能性がある。当社の加盟店の多くは、事業の長期的な中断に耐えられず、廃業を余儀なくされる可能性がある。また、加盟店が事業を継続できたとしても、その多くは営業時間、メニュー、キャパシティなどを制限して営業する可能性がある。加盟店の事業の制限または中断もしくは閉鎖は、当社プラットフォームで利用可能な選択肢に影響を与え、当社の運営能力を阻害し、当社の事業に悪影響を及ぼす可能性がある。

ウイルスまたはその他の病気が大きく広がらず、そのような対策が行われなかったとしても、感染リスクまたは重大な健康リスクが認識されることで、当社の事業に悪影響を及ぼす可能性がある。このような公衆衛生上の脅威が発生している間は、注文の配送または受け取りであっても、加盟店は安全ではないと認識される可能性がある。当社のプラットフォームを通じて提供されるサービスまたは当社の同業他社のサービスが、COVID-19 もしくは同様の公衆衛生上の脅威を伝播する重大なリスクとなった場合、またはそのようなリスクが存在すると一般に認識された場合、当社のプラットフォームの利用に対する需要は悪影響を受けるであろう。消費者が配送を注文したり、ピックアップ注文を完了したりする意欲または能力、あるいはダッシャーが配送を行う意欲および能力に悪影響を及ぼすことがあれば、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

COVID-19 のパンデミックまたは同様の公衆衛生上の脅威が当社の事業に影響を及ぼす範囲内で、この「*リスク要因*」の項に記載されているその他のリスクの多くを高める効果もあると考えられる。

***当社の価格設定方法は様々な要因の影響を受け、最終的には加盟店、消費者、ダッシャーを惹きつけ、維持することに成功しない可能性がある。ローカル商取引プラットフォームで実施されている価格規制は、当社の経営成績に悪影響を及ぼす。***

当社のプラットフォームに対する需要は、配送される商品の価格、ダッシャーを惹きつけて維持するために必要な報酬および謝礼の額、ダッシャーに支払われるインセンティブ、当社が加盟店および消費者に請求する手数料やコミッションなど、様々な要因に大きく影響される。営業費用、法規制の要求・制約・変更、現在および将来の競合他社の価格戦略・マーケティング戦略を含む、多くの要因が当社の価格戦略に大きな影響を与える可能性がある。例えば、COVID-19 のパンデミックに関連して、カリフォルニア州の多くの管轄区域を含む米国内の 50 超の管轄区域では、ローカル食品配送履行プラットフォームに対する一時的な価格規制が実施されている。さらに、食品配送履行プラットフォームの価格規制を恒久的なものにするための立法案があり、今後もそのような提案がなされることが予想される。さらに、カリフォルニア州サンフランシスコ、ニューヨーク州ニューヨーク、ペンシルバニア州フィラデルフィア、ミネソタ州ミネアポリスを含む、恒久的な価格規制を制定している管轄区域もある（ただし、後者 2 管轄区域の価格規制は、一定の条件を満たした場合には適用されない。）。当社は、サンフランシスコおよびニューヨークの価格規制が、それぞれの管轄区域の警察権を超えた違憲行為であるとして、訴訟を提起した。また、他の管轄区域においても、食品配送履行プラットフォームの価格規制を恒久的なものにするための立法提案がなされており、今後もこのような提案がなされるものと考えている。これらの価格規制は、過去においても、また将来においても、当社の経営成績に悪影響を及ぼす可能性がある。これらの価格規制はまた、過去においても、また将来においても、当社が消費者に請求する料金を増加させる原因となる可能性がある。ただし、価格規制に関連して、消費者に請求する料金の増加を制限または明確に禁止している管轄区域がいくつかあることを当社は認識している。当社が消費者に請求する料金が増加した場合、当社のサービスに対する消費者の需要が減少する可能性がある。さらに、特定の管轄区域では、当社が消費者に請求する料金の増加を当社プラットフォーム上で分類または徴収する方法に異議を唱える可能性がある。例えば、シカゴ市は、消費者を混乱させる、あるいは誤解を招く恐れがあるとして、かかる料金に異議を唱えた。当社が事業を展開しているいくつかの管轄区域では一時的な価格規制が終了しているが、COVID-19 のパンデミックが継続していることから、既存の価格規制は短期的には継続し、当社が事業を展開する可能性のある他の管轄区域でも同様の価格規制が実施されるものと思われる。これらの事象が発生した場合、または COVID-19 のパンデミックが収まった後も価格規制が継続された場合、当社の事業、財政状態および経営成績にさらに悪影響を及ぼす可能性がある。また、規制当局の監視または措置により、管轄区域ごとに異なる義務または矛盾した義務が課せられる可能性があり、当社の事業運営に新たな課題が生じる。競合他社の中には、より低価格の製品または幅広い製品を提供している会社または将来提供する可能性のある会社がある。同様に、特定の競合他社は、当社よりも低いコストで新規の加盟店、消費者およびダッシャーを惹きつけまたは維持することができるマーケティング戦略を採用している可能性がある。競争、規制またはその他の理由により、当社が消費者への配送価格の引き下げ、当社のプラットフォームを利用するダッシャーへのインセンティブの引き上げ、加盟店への手数料の引き下げ、または競争圧力に対応して加盟店、消費者およびダッシャーを惹きつけ維持するためのマーケティング費用およびその他の費用の増加を余儀なくされないという保証はない。当社は、ダッシュパスなどの会員制商品、ダッシャーまたは消費者向けロイヤリティ・プログラムなどの新たな価格戦略および取り組みを開始しており、今後も開始する可能性がある。また、既存の価格設定方法または当社プラットフォーム上での手数料、税金または類似の項目の表示方法を変更することもあるが、これらはいずれも、最終的に加盟店、消費者またはダッシャーを惹きつけ、維持することに成功しない可能性があり、また、手数料または料金の低下を招き、当社の事業、財政状態および経営成績に悪影響を与える可能性がある。例えば、2021 年 4 月 27 日、当社は特定の米国のレストラン・パートナーをより良くサポートするために、加盟店の価格設定モデルを変更した。これには、マーケティング・サポー

トおよびサービスのレベルに応じて、3 種類の異なる配送手数料率を選択できるようにすることなどが含まれる。さらに、消費者の価格感応度は地域によって異なる可能性があり、当社の事業拡大に伴い、当社の価格設定方法ではこれらの地域で効果的な競争ができない可能性がある。特に、国際的な事業展開を継続する中で、価格戦略の変更や、消費者への価格設定および謝礼を含む、異なる文化的規範への適応が必要になる可能性がある。当社は、これまでの営業経験や、加盟店、消費者、ダッシャーからのフィードバックおよびエンゲージメントレベルに基づいて価格設定を行っており、今後も行う予定であるが、当社の評価が不正確であり、または価格設定に使用する技術に誤りがある可能性があり、当社のサービスの価格を過小評価または過大評価する可能性がある。さらに、当社のプラットフォーム上のサービスが変更された場合、当社の価格設定方法の修正が必要になる可能性がある。

***当社は、ダッシャーへの支払モデルに関連する一定のリスクを抱えている。***

当社のダッシャーに対する支払モデル、特にダッシャーへのチップに関しては、これまでもネガティブな評判、訴訟、仲裁要求、政府からの問い合わせにつながっており、今後もつながる可能性がある。例えば、以前のダッシャーへの支払モデルでは、お客様がチップをほとんど、または全く残さなかった場合には、当社が配送時にダッシャーに支払う金額を増やしていた。この「ブースト」支払いは、すべての配送を経済的に価値あるものにすることでダッシャーを助けることを目的としていたが、一方ですべてのチップがダッシャーに受け取られているわけではないという誤解を一部の人々に与えてしまうという意図しない影響があった。また、政府当局は、当社の以前のダッシャーへの支払モデルに関連して当社に対して請求を行っており、今後も同様の請求を行う可能性がある。例えば、2019 年 11 月 19 日、コロンビア特別区は、当社の以前のダッシャーへの支払モデルに関して、コロンビア特別区の消費者保護手続法の違反を主張する訴訟をコロンビア特別区上級裁判所に提起し、2020 年 11 月 30 日、裁判所はこの訴訟を解決するための同意命令および判決を下した。今後、当社の以前のダッシャーへの支払モデルに関連して、他の政府当局から同様の請求を受ける可能性がある。

当社の以前のダッシャーへの支払モデルに対する誤った理解または認識により、一部の消費者がダッシャーに対して低めのチップを提供したり、全くチップを提供しなかったりする可能性があり、これによりダッシャーが当社のプラットフォームで獲得できる金額およびダッシャーを惹きつけ維持する能力に影響を与える可能性がある。また、当社は、当社のプラットフォームを利用するダッシャーの料金および手数料体系の変更を開始しており、今後も開始する可能性があるが、最終的にダッシャーの誘致および維持に成功しない可能性がある。例えば、2019 年 9 月、当社はダッシャーへの支払モデルを変更し、(i)注文ごとの基本支払額（注文の推定時間、距離、希望する程度による。)、(ii)特定の目標を達成したダッシャーへのボーナスを含む、一定の条件を満たした注文に対するプロモーション、(iii)基本支払およびプロモーションに加えてダッシャーが 100%受け取る消費者からのチップを含むようにした。

当社は、現在の支払モデルに変更した際に、ダッシャーに支払う 1 注文あたりの金額を増加させたが、現在のダッシャーへの支払モデルでは、場合によっては配送ごとの収入の一貫性が低くなる可能性もある。さらに、この支払モデルは、支払モデルの複雑さ、ダッシャーの収入の一貫性のなさおよび消費者がチップを残す方法の柔軟性のなさなどの認識に関連してネガティブな評判を招く可能性があり、その結果、加盟店、消費者、ダッシャーを惹きつけ、維持することに成功しない可能性がある。将来、法律および規制の変更を含む様々な要因に基づいて、当社の支払モデルを再度変更する可能性がある。当社の現在の支払モデル、および将来的な支払モデルの変更または当社がダッシャーをコスト効率よく獲得・維持する能力の変更は、消費者に請求する料金の増加を招き、ひいては消費者を惹きつけて維持する能力に影響を与える可能性があり、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

さらに、当社は当社のプラットフォームを利用するダッシャーは独立した契約者であると主張しているが、ダッシャーが連邦法または州法に基づいて従業員に再分類されるリスクがある。後

述するように、当社はダッシャーの分類に関連する数多くの法的手続きに関与しており、今後も関与し続ける。かかる手続きは、2020年6月にサンフランシスコ地方検事が提起した訴訟を含め、*ダイナメックス・オペレーションズ・ウエスト・インク対上級裁判所*（以下「***ダイナメックス事件***」という。）におけるカリフォルニア州最高裁判所の2018年の判決以降、その量が増加している。さらに、労働者の分類を決定するために、ダイナメックス事件で示されたテストに類似した基準の導入を検討している管轄区域もある。例えば、カリフォルニア州議会は AB 5 を可決し、2019年9月18日にギャビン・ニューサム知事によって署名され、2020年1月1日に発効した。AB 5 は、契約者の分類に関するダイナメックス事件の基準を成文化し、その適用範囲を拡大し、多数のカーブアウトを設けた。当社は、他の一部の企業とともに、AB 5に対処し、ダッシャーの柔軟性を維持するための2020年の住民投票（以下「***提案22号***」という。）のキャンペーンを支援し、2020年11月に有権者の承認を得て、2020年12月に発効した。しかし、2021年8月20日、カリフォルニア州アラメダ郡上級裁判所は、提案22号の全体が施行できないことを認める命令を出した。カリフォルニア州司法長官、アプリで働くドライバー・サービス連合および提案22号の個々のスポンサーは、カリフォルニア州控訴裁判所に控訴した。提案22号は、今後の裁判手続きを経るまで有効である。提案22号の下では、報酬に関する一定の規定およびその他の一定の要件が、カリフォルニア州の当社およびダッシャーに適用されることになり、カリフォルニア州におけるダッシャーに関する当社のコストが増加した。これらのコスト増の一部を相殺するために、状況によっては高い手数料を請求するが、その結果、時間の経過とともに注文数が減少し、当社の経営成績に悪影響を及ぼす可能性がある。さらに、当社が事業を展開しているいくつかの管轄区域では、法案の採択が検討されている可能性があり、また、当社は特定の管轄区域において労働者の柔軟性および独立性と新たな保護および便益とを両立させるような立法、住民投票またはその他の法的プロセスを提案または支持する可能性がある。また、当社は、ダッシャー、政策立案者およびその他の関係者と、ダッシャーが行う仕事の種類の将来について継続的に協議を行っている。他の管轄区域でこのような法律が採用されたり、当社が特定の管轄区域で立法または住民投票およびその他の法的プロセスを提案または支持したりすると、かかる管轄区域における当社のダッシャーに関連するコストが増加し、また、そのような法律の結果として当社が高い手数料を請求する場合には、そのような管轄区域での注文量が減少する可能性があり、当社の経営成績に悪影響を及ぼすことになる。例えば、当社は、他の一部の企業、アプリを利用したドライバーおよび地域団体とともに、マサチューセッツ州で2022年に実施される住民投票のキャンペーンを支援している。この住民投票は、労働者の柔軟性および独立性と、マサチューセッツ州のダッシャーに対する新たな保護および利益を組み合わせたものである。提案22号および同様の法案が可決されたとしても、このような住民投票および法案には異議が唱えられ、訴訟の対象となる可能性がある。例えば、特定の原告が提案22号の合憲性を争う請求をカリフォルニア州上位裁判所に提出し、その結果、上述のアラメダ郡上級裁判所の命令が下された（現在控訴中）が、同様の異議申し立てがなされる可能性もある。また、当社が事業を展開している他の州でも、同様の法律または規制の導入が検討されていることから、当社のプラットフォームを利用するダッシャーを独立請負人に分類することについて、さらなる課題に直面する可能性がある。現地のオンデマンド配送プラットフォームを利用するダッシャーまたは配送業者が従業員に再分類された場合、そのようなダッシャーの分類変更を考慮した当社の価格設定方法および支払モデルの変更、ダッシャーの雇用形態への移行を考慮したその他の実質的な社内調整を行う必要が生じ、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社はプラットフォームの拡大およびドアダッシュの体験の向上に努めているが、短期的な業績を最大化できず、市場の期待と相反する結果をもたらす可能性があり、その結果、当社の株価に悪影響を及ぼす可能性がある。***

当社は、イノベーションによる長期的なエンゲージメントの促進、プラットフォームおよびサービスの拡大ならびに高品質なサポートの提供に重点を置き、プラットフォームの拡大およびド

アダッシュ体験の継続的な向上に情熱を注いでいるが、必ずしも短期的な業績を最大化できるとは限らない。当社は、短期的な業績を低下させる可能性のあるビジネス上の意思決定を頻繁に行っているが、その意思決定がドアダッシュ体験を向上させるという当社の目標に合致しており、それが長期的な業績向上につながると考えている。これらの決定は、当社の株主の短期的な期待とは一致せず、当社が期待する長期的な利益をもたらさない可能性があり、その場合、当社の成長、事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社の成長を効果的に管理できなかった場合、当社のブランド、事業、財政状態および経営成績に悪影響を及ぼす可能性がある。***

2013 年以降、当社は従業員数、プラットフォームのユーザー数、地理的な範囲および事業において急速な成長を遂げており、今後も成長が見込まれている。例えば、従業員の増加は、サンフランシスコ本社および米国内外の多数のオフィスで発生している。このような成長は、経営陣および当社の業務・財務インフラに相当な負担をかけており、今後もかかる可能性がある。財務報告に係る内部統制を効果的に実施・維持できなかった場合、当社の連結財務諸表に誤りが生じて財務諸表の修正を余儀なくされたり、報告義務を果たせない可能性があり、これらはいずれも当社に対する投資家の信頼を低下させ、当社のクラス A 普通株式の価格下落の原因となる可能性がある。当社の事業を効果的に管理し、経営成績を正確に報告するためには、業務および財務のインフラを継続的に改善する必要がある。

当社の従業員の大半は入社後 24 ヶ月未満である。当社はこれまでも、また今後も、技術、顧客サービス、販売・マーケティングインフラに多額の投資を行っていく予定である。当社の成長を効果的に管理し、新しい従業員、技術、買収を既存の事業に統合するためには、当社の文化の有益な側面を維持しながら、業務・財務インフラを継続的に拡張し、多数の新入社員を効果的に統合、育成、動機付けすることが必要である。継続的な成長は、運用・財務・経営管理体制の整備・改善、報告システムおよび手順の強化、高い技能を有する人材の採用・育成・維持ならびにユーザー満足度の維持といった当社の能力に影響を与える可能性がある。また、事業および業務の成長を効果的に管理できなければ、プラットフォームの品質や業務の効率が低下し、当社の評判およびブランド、事業、財政状態ならびに経営成績に悪影響を及ぼす可能性がある。

***当社の事業の成長は、強い評判とブランドに依存しており、当社のブランドを維持、保護、向上させることができなければ、加盟店、消費者、ダッシャーの基盤を維持、拡大する能力や、彼らのエンゲージメントレベルを向上させる能力が損なわれることになる。***

当社は、強力な評判とブランドを構築し、当社のプラットフォームを利用する加盟店、消費者、ダッシャーの間でローカルネットワーク効果の強さを継続的に高めることが、3 つの構成要素を惹きつけて維持し、当社のプラットフォームへの関与を高めるために不可欠であると考えているが、当社の業界における競争がさらに激化するにつれて、その重要性はさらに高まると考える。当社の評判およびブランドをうまく維持、保護、向上させ、当社プラットフォームのローカルネットワーク効果を高めるには、当社のマーケティング活動の成功、一貫した高品質のサービスとサポートを提供する能力、「ドアダッシュ」マーク、当社のロゴ、および当社のブランドにとって重要なその他の商標を使用する権利をうまく確保、維持、防御する能力、およびその他の多くの要因に依存するが、その多くは当社が制御できない。有料のマーケティング活動は、当社のプラットフォームの認知度を高め、新たな消費者の増加およびエンゲージメントを促進する上で非常に重要であると考えているが、今後のマーケティング活動が成功しない可能性または費用対効果が低い可能性もある。当社の消費者は、他の地域の商取引プラットフォームおよびサービスを含め、商品の配送に関して様々な選択肢を持っており、消費者の嗜好も時々刻々と変化する可能性がある。当社の消費者基盤を拡大するためには、これまで他の商品配送方法または他の地域の商取引プラットフォームを利用していた可能性のある新しい消費者にアピールする必要がある。

当社の評判、ブランドならびに既存および新規の加盟店、消費者、ダッシャーとの信頼関係を構築する能力は、たとえ事実に反していたり、孤立した事件に基づいていたとしても、当社、当社のプラットフォーム、加盟店および当社のプラットフォームや競合他社のプラットフォームを利用するダッシャーに関する苦情や否定的な評判によって悪影響を受ける可能性がある。当社の以下の事項の結果を含む、プラットフォームまたは会社に対する否定的な認識により、当社の評判、ブランドおよびローカルネットワーク効果が損なわれる可能性がある。

- 当社、当社のプラットフォーム、当社のプラットフォームを通じて提供されるサービスもしくはアイテム（強い規制を受ける商品を含む。）、ダッシャー、加盟店、消費者またはダッシャーへの支払いを含む当社のポリシーおよびガイドラインに関する苦情または否定的な評判。

- 欠品、誤品、不正確な注文、注文のキャンセル。

- 詐欺。

- ユーザーまたは第三者による違法、過失、無謀、その他の不適切な行為。

- 食品の改ざん、不適切または不衛生な食品の調理、取り扱い、配送。

- 当社ネットワークの構成員が感染する COVID-19 のパンデミックのようなパンデミックまたは疾病の発生。

- ダッシャーに十分なレベルの注文を提供できないこと、またはダッシャーに競争力のある支払いを行えないこと。

- 消費者に競争力のある価格と納期を提供できないこと。

- 消費者が求める様々な配送方法を提供できないこと。

- 環境に配慮した配送・梱包方法を提供していないこと。

- 実際に発生したもしくは認識された当社プラットフォームの中断もしくは欠陥、もしくはプライバシーもしくはデータセキュリティの侵害などのセキュリティ・インシデント、サイトの停止、支払いの中断または当社サービスの信頼性に影響を与えるその他のインシデントなどの類似のインシデント。

- 当社のプラットフォームに関する訴訟または規制当局による調査。

- ユーザーが当社のポリシーを認識していない、または遵守していないこと。

- 過度に制限されている、不明確である、当社の価値観または使命と矛盾している、または明確に説明されていないとユーザーまたは他者が感じる当社ポリシーの変更。

- 法律、税務、プライバシー、規制上の要求事項を遵守できないこと。

- 消費者、加盟店およびダッシャーのデータの収集および使用に関する当社の慣行の変更。

- ユーザーが効果的、公正かつ透明性があると感じる方法で、当社のポリシーを実施していないこと。

- 当社の価値観および使命に合致した方法で事業を運営できないこと。

- 不十分な、または満足のいかないユーザーサポートの経験。

- 当社の経営陣、その他の従業員または請負業者による違法またはその他の不適切な行為。

- 当社プラットフォーム上の新サービスに対する加盟店、消費者またはダッシャーによる否定的な反応。

- 当社の商標の登録および不正使用の防止の失敗。

- 従業員、加盟店、消費者、ダッシャーの待遇に対する当社の認識および政治的・社会的原因または経営陣の行動に関連した従業員、加盟店、消費者、ダッシャーの感情に対する当社の対応。

- 競合他社に関する上記のいずれかの事項は、その結果として生じる否定的な認識が、一般の人々の当社または業界全体に対する認識に影響を与える程度で、影響を及ぼす。

当社の評判およびブランドをうまく開発、保護、強化し、当社プラットフォームのローカルネットワーク効果を高めることができなければ、当社の事業は成長せず、効果的な競争ができない可能性がある。既存および新規の加盟店や消費者が、当社のプラットフォームを利用するダッシャーが提供する配送サービスを信頼性が高く、安全で、手頃な価格であると認識しない場合または当社が当社のプラットフォーム上で新しい適切なサービスおよび機能を提供できない場合、当社は加盟店、消費者またはダッシャーを惹きつけ、維持することができず、また、当社のプラットフォームの利用を増やすことができない可能性があり、これらはいずれも当社の事業、財政状態、経営成績に悪影響を及ぼすと予想される。また、当社のプラットフォームを強化・改善し、当社のプラットフォームを利用する加盟店、消費者およびダッシャーのニーズおよび利益のバランスをとるために当社が行う変更は、あるグループの視点では肯定的に捉えられても、別のグループの視点では否定的に捉えられる可能性またはどのグループからも肯定的に捉えられない可能性がある。当社が、加盟店、消費者およびダッシャーの利益のバランスを取ることができなかったり、彼らが否定的に見る変更を行ったりした場合、加盟店、消費者およびダッシャーは、当社のプラットフォームの利用を中止または削減したり、他のプラットフォームを利用したりする可能性があり、これらのことは、当社の評判、ブランド、事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

*メディアによる好ましくない報道は、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。*

当社は時折、メディアに取り上げられることがある。当社のビジネス・モデル、支払モデル、ユーザーサポート、技術、プラットフォームの変更、プラットフォームの品質、配信の問題、プライバシーもしくはセキュリティの慣行、経営陣または当社のプラットフォームを利用するダッシャー、加盟店および消費者の安全性に関する好ましくない報道は、当社の評判に悪影響を及ぼす可能性がある。また、このような否定的な報道は、当社のネットワークの規模や、当社のプラットフォームを利用する加盟店、消費者およびダッシャーのエンゲージメントおよびロイヤルティを損ない、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。例えば、当社はこれまでに、特に謝礼に関するダッシャーの報酬方法、食品の改ざんおよび一般的な食品の

安全性・品質に関する懸念、当社プラットフォームを利用するダッシャー、消費者および加盟店の安全性に関する懸念などに関連して否定的な報道を受けたことがあり、当社の評判およびブランドに悪影響を及ぼしてきた。当社のプラットフォームの規模が拡大し、当社ブランドに対する社会的認知度が高まるにつれて、将来、メディアに取り上げられるような問題が発生した場合、当社の評判およびブランドに悪影響が増幅される可能性がある。また、当社が提携している主要なブランドやインフルエンサーに関する否定的な報道は、当社に直接関係していなくても、当社の評判を落とす可能性がある。当社が受ける可能性のある否定的な報道は、当社のプラットフォームに対する信頼性や利用率を低下させ、当社のビジネスに悪影響を及ぼす可能性がある。

***当社は過去にサイバーセキュリティ・インシデントの対象となっており、今後も攻撃の対象となることが予想される。実際に発生した、または認識されているサイバーセキュリティ・インシデントまたはセキュリティ侵害もしくはプライバシー侵害によって、当社の業務が中断され、当社のブランドが毀損され、当社が請求、訴訟、規制調査および責任の対象となり、また、当社の評判、ブランド、事業、財政状態および経営成績が悪影響を被る可能性がある。***

当社の事業には、加盟店、消費者およびダッシャーの個人データならびにその他の機密データおよび専有データの収集、保管、処理および送信が含まれる。さらに、当社は、当社独自の機密データおよび従業員に関する個人データなど、当社の事業に関連する機密データおよび専有データを保持している。オンラインおよびオフラインの大規模な加盟店および企業、その他の大手インターネット企業、金融機関および政府機関を含むますます多くの組織が情報セキュリティシステムの侵害およびその他の情報セキュリティ・インシデントを公表しており、その中には巧妙で高度な標的型攻撃を伴うものもある。さらに、これらのインシデントは、当社のベンダーのプラットフォーム、ベンダーのシステムまたはベンダーの担当者に起因する可能性があり、それを利用して当社のウェブサイト、プラットフォームおよび個人データを含む専有データにアクセスすることができる。当社および当社のベンダーは以前にもこのようなタイプの侵害およびその他のインシデントを経験している。例えば、2019 年 9 月には、当社のベンダーの 1 社に影響を及ぼす事件が発生し、特定のダッシャーの運転免許証の他、当社の特定の消費者に関連するデータが不正に取得されたことが報告された。この事件は、規制当局からの問い合わせを受け、訴訟の対象となっている。現在までのところ、この事件による重大な収益の損失または重要な費用の発生はない。当社は、データセキュリティおよびガバナンス・プログラムを強化するために、データを保護するセキュリティ・レイヤーの追加、当社システムへのアクセスを管理するセキュリティ・プロトコルの改善、脅威を特定して撃退する能力を高めるための外部専門家の招聘などの措置を講じている。当社は、今回の事件の潜在的な原因がすべて特定され、改善されたこと、または再発や類似の事件につながらないことを保証することはできない。当社は、このような種類のインシデントをカバーするサイバー保険を付保しているが、本インシデントまたは将来発生する可能性のあるインシデントに関連する費用および負債をカバーするのに、当社の保険が十分であることを保証するものではない。また、2021 年 12 月には、一般的なロギングソフトウェアである Log4j の脆弱性が公式に発表された。この脆弱性が手当てされないまま放置されると、権限のない行為者が Log4j を使用するシステムでリモートによりコードを実行できるようになるおそれがある。当社は、当社のシステム上でこれらの脆弱性が手当てされていることを確認する措置を講じているが、当社は、当社が依存しているすべてのシステムですべての脆弱性が手当てされていること、または当社が依存している Log4j もしくはその他のオープンソースのソフトウェアにさらなる重大な脆弱性が発見されないことを保証することはできない。

情報システムへの不正アクセスまたは妨害行為に使われる技術は頻繁に変化し、当社または当社のベンダーに対して行われるまでわからないこともあるため、当社および当社のベンダーはこれらの攻撃を予測・防止したり、適時に対応したり、適切な予防措置を講じたりすることができず、セキュリティ侵害およびその他の事件の検知・修復やその他の対応に遅れが生じる可能性がある。これには、当社のシステムもしくは設備、または当社のプラットフォームを利用する加盟

店、消費者、ダッシャーのシステムもしくは設備への不正アクセス、当社の従業員、加盟店、消費者、ダッシャー、ベンダーまたはその他の者を不正に誘導する試みなどが含まれ、様々な手段で当社の事業で使用されるシステムまたは設備への不正アクセスが行われてきており、今後も行われる可能性がある。また、当社の従業員、加盟店、消費者、ダッシャー、ベンダーまたはその他の者を騙して、ユーザー名、パスワード、支払カード情報またはその他の機密情報を開示させようとしたり、当社の情報技術（IT）システムにアクセスしようとしたり、当社の従業員、加盟店またはその他の者を騙して支払情報を操作させようとしたりして、悪質な行為者に資金を不正に移転させようとする行為も含まれる。さらに、COVID-19のパンデミックの影響により、現在、当社の従業員および請負業者の多くならびにベンダーの多くの従業員および請負業者がリモート勤務をしているため、当社はセキュリティ侵害またはセキュリティ・インシデントのリスクが増大している可能性がある。また、ロシアのウクライナ侵攻に伴う政情不安および軍事行動により、当社および当社のベンダーは、当社のシステム、事業、サプライチェーン、ウェブサイトおよびプラットフォームに重大な障害をもたらしうる攻撃を含む、国家主義者によるまたはそれに関連するサイバーセキュリティ事件ならびにセキュリティ侵害およびプライバシー侵害のリスクが高まっている。

また、当社のプラットフォームを利用しているユーザーが、当社のシステムおよびプラットフォームとは全く関係のない自分のデバイスに脆弱性を持っているにもかかわらず、その脆弱性を誤って当社にもたらしてしまう可能性がある。さらに、他社が経験した侵害が当社に対して利用される可能性もある。例えば、クレデンシャルスタッフィング攻撃はますます一般的になってきており、巧妙なアクターは攻撃を隠すことができるため、その特定と防止はますます困難になっている。当社は過去に、クレデンシャルスタッフィング攻撃が関与していると思われる不正行為を当社のプラットフォーム上で経験したが、これらを検知または防止することはできなかった。特定の攻撃は、国が支援していたり、多大な財政的・技術的資源に支えられていたりする可能性があり、検出、修正またはその他の対応がさらに困難になる。

当社は、当社のプラットフォームを利用する加盟店、消費者およびダッシャーの個人データの保護、当社のシステムの保護、データ損失の防止ならびにその他のセキュリティ侵害およびセキュリティ・インシデントの防止を目的としたシステムおよびプロセスを開発したが、これらのセキュリティ対策は、過去において当社のシステムを完全には保護しておらず、将来においてもセキュリティを保証するものではない。当社の事業に使用されているITおよびインフラは、サイバー攻撃、ウイルス、ソーシャルエンジニアリング、バグ、欠陥、脆弱性、サービス拒否、クレデンシャルスタッフィング、ランサムウェアその他のマルウェアおよび悪意のあるコード、従業員によるミスおよび不正行為、ならびにその他の原因による当該ITおよびインフラの中断または停止またはセキュリティ侵害またはインシデントに対して脆弱である可能性があり、権限のない者が、これらのシステムを通じてアクセス可能な加盟店、消費者およびダッシャーの個人データおよびその他の機密および専有データ、当社従業員の個人データまたは当社のその他の機密および専有データを含むデータにアクセスできる可能性がある。当社は、当社が保管する個人情報へのアクセスを制限する方針をとっているが、これらの方針がすべての場合に有効ではない可能性がある。実際に発生したもしくは認識されたプライバシー侵害または実際に発生したもしくは認識されたセキュリティ侵害もしくはその他の事件により、当社の業務が中断され、当社のプラットフォームが利用できなくなり、データの喪失もしくは不適切なアクセスまたはデータの取得、開示、変更もしくはその他の処理を行うことができなくなり、資金の不正送金が行われ、当社の評判、ブランドおよび競争上の地位が損なわれ、第三者パートナーとの関係が損なわれ、その結果、クレーム、規制当局による調査、手続きおよび規制当局による継続的な監視を含む重大な法律上、規制上および財務上のリスクにさらされる可能性がある。また、このようなインシデントまたは当社のセキュリティ対策が不十分であるとの認識は、当社のプラットフォームに対する加盟店、消費者またはダッシャーの信頼の失墜または利用の減少につながる可能性があり、これらはいずれも当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

当社がデータを共有または開示している事業体（第三者のテクノロジー・プロバイダーおよびベンダーなどを含む。）において、実際に発生した、または認識されたプライバシーもしくはセキュリティの侵害またはその他のセキュリティ・インシデントが発生した場合、同様の影響を及ぼす可能性がある。当社が当社のベンダーのセキュリティ対策を監視する能力は限られている。重大なサプライチェーン攻撃が過去に発生しており今後も継続する可能性があり、当社は、当社もしくは当社のベンダーのシステムが侵害されていないこと、または当社もしくは当社のベンダーのシステムに対するインシデント、侵害もしくはその他の障害を引き起こす可能性のある悪用可能性のある欠陥、バグもしくは脆弱性がシステムに含まれていないことを保証することはできない。

また、適用される法律または規制により、企業秘密およびその他の専有データなどの知的財産の開示を余儀なくされる可能性がある。例えば、ニューヨーク市議会は、2021年12月に発効する法律を可決した。この法律では、ニューヨーク市で当社のプラットフォームを利用して注文した場合、顧客が拒否しない限り、氏名、電話番号、電子メールアドレス、配送先住所などの顧客データをレストランの加盟店に提供することが義務付けられている。さらに、このデータ共有の結果、特定の消費者が加盟店から未承諾のアウトリーチを受ける可能性があり、消費者のネガティブな体験につながるおそれがある。当社はこの法律に異議を唱える訴訟を提起しており、ニューヨーク市は訴訟の継続中は当社に対して法律を執行しないことに同意している。当社の訴訟が成功しなかった場合、この法律を遵守することにより、当社の知的財産に悪影響を及ぼしたり、当社の評判またはブランドを傷つける結果となる可能性がある。さらに、競合他社に向けられたまたは競合他社が被ったサイバー攻撃、実際に発生したまたは認識されたセキュリティ侵害もしくはプライバシー侵害またはその他のインシデントは、業界全体の信頼を低下させ、その結果、当社に対する信頼も低下させる可能性がある。また、プライバシー侵害およびセキュリティ侵害ならびにその他のインシデントを検知・防止するために多額の費用が発生することが予想される。また、実際に発生したまたは認識されたプライバシー侵害もしくはセキュリティ侵害またはその他のインシデントが発生した場合には、費用の増加に直面し、多大な資源の投入を行う可能性がある。

さらに、プライバシーまたはセキュリティの侵害またはインシデントに基づく請求および訴訟に対する弁護活動は、その是非にかかわらず費用がかさみ、経営陣の注意をそらす可能性がある。当社の保険が、プライバシーまたはセキュリティの侵害またはインシデントに関する負債に対して適切であるか、商業的に合理的な条件で保険が継続的に利用可能であるか、または将来の請求に対して保険会社が補償を拒否しないかを保証することはできない。利用可能な保険の範囲を超える、当社に対する1つまたは複数の多額の請求が当社に対してなされた場合または保険料の引き上げ、多額の免責金額もしくは共同保険料の賦課を含む当社の保険契約に変更が生じた場合、当社の評判、ブランド、事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***オンデマンド・ローカル商取引および当社のその他の配送履行サービスの市場は、まだ比較的初期の段階にある。これらの市場が継続的に成長しない場合、当社の期待よりも成長が遅れる場合または当社の期待ほど大きく成長できない場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。***

ローカル・オンデマンド配送市場は、当社が2013年にプラットフォームを立ち上げて以来、急速に成長してきたが、まだ比較的新しい市場であり、市場の受容性が今後どの程度成長していくかは不確実である。また、当社が促進するその他の配送履行サービスの市場も比較的初期の段階にあり、食料品の配送サービスまたは将来当社が促進する可能性のあるその他のサービスに対する需要が継続的に成長し、市場に広く受け入れられるかどうかは不確実である。当社の成功は、オンデマンド・ローカル商取引および当社が促進するその他の配送履行サービスを人々が広く採用する意思があるかどうかに大きく左右される。一般の人々がこれらのサービスを有益なものと認識せず、安全性、手頃な価格もしくはその他の理由に関する懸念の結果または当社のプラット

フォームもしくは競合他社のプラットフォームで発生した事故などの理由で採用しないことを選択し、代わりに発生する可能性のある代替ソリューションを採用する場合、当社のプラットフォームの市場はさらに発展しないか、当社が期待するよりも遅く発展するか、または当社が期待する成長性を達成できない可能性があり、これらのいずれもが当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社のプラットフォームの使用中に発生したか否かにかかわらず、加盟店、消費者、ダッシャーによる違法、不正、その他の不適切な行為は、当社に責任を負わせ、当社の事業、ブランド、財政状態および経営成績に悪影響を及ぼす可能性がある。***

加盟店、消費者またはダッシャーによる違法、不正またはその他の不適切な行為（当社のプラットフォームを通じて提供されるサービスを受けたり提供したりしていない個人、消費者またはダッシャーに意図的になりすましている個人の行為または当社の消費者に配送中のダッシャーの行為を含む。）は、これまでにも発生しており、今後も発生する可能性があり、当社のブランド、事業、財政状態および経営成績に悪影響を及ぼす可能性がある。これらの行為には、食品の改ざん、不適切または不衛生な食品の調理・取扱い・配送、脅迫、暴行、窃盗、クレジットカード・デビットカード・銀行口座の不正使用、消費者アカウントの共有、盗んだ個人情報を用いたダッシャーアカウントの当社への登録、消費者の個人情報の窃盗、その他の不正行為が含まれる。このような行為は、消費者および第三者の負傷、物的損害、生命の喪失または当社の事業の中断、評判およびブランドの低下もしくはその他の重大な責任をもたらす可能性がある。

当社は、過去にも、また将来的にも、盗まれたまたは不正なクレジットカード情報の使用、消費者およびダッシャーの双方による紹介詐欺、身元調査に関する詐欺、当社プラットフォームでの支払いまたはクレジットに関する従業員または代理人による詐欺、消費者による資金不足の支払い未遂、消費者がダッシャーと協力して行う詐欺、悪質な行為者によるダッシャーのアカウント乗っ取りを含む、様々な種類の詐欺による損失を被る可能性がある。悪質な行為者は、ますます巧妙な手法を用いて、他人の身元、口座情報または支払情報の不正使用ならびにクレジットカードまたはデビットカードの詳細、銀行口座情報および携帯電話番号の不正な取得・使用など、個人情報に関わる違法行為を行っている。例えば、悪質な行為者は、他人の盗んだ個人識別情報を使ってダッシャーアカウントを作成し、当社のプラットフォーム上で詐欺行為を行ったり、その他の不正な目的で利用している。特に、ダッシャーとしてサービスを提供していない個人に対して、フォーム 1099 が誤って送付されるという事態が発生している。当社は、このような行為を防止するために、一連の取り組みや製品の変更を開始した。

現在のクレジットカードの慣行では、関連する金融機関がクレジットカード取引を承認した場合であっても、不正なクレジットカードデータを使用して当社のプラットフォームで促進された注文に対して、当社は責任を負う可能性がある。当社は、当社プラットフォーム上での不正行為またはその他の悪意のある行為を検知し、その発生を減少させるために対策を講じているが、当社の対策が効果的であることまたは当社の事業に合わせて効率的に拡張できることを保証するものではない。不正取引を適切に検知または防止できなかった場合、当社の評判およびブランドが損なわれたり、訴訟や規制措置がとられたり、当社の事業、財政状態および経営成績に悪影響を及ぼす費用が発生する可能性がある。

当社は、このような行為のリスクを予測し、特定し、対処することを目的とした様々な対策を実施しているが、これらの対策では、これらの当事者によるすべての違法、不正、その他の不適切な行為に適切に対処したり、その発生を防止したりできない可能性があり、このような行為によって、当社は、訴訟を含めた責任を負わされたり、当社のブランドまたは評判が悪影響を与えたりする可能性がある。例えば、当社が当社のプラットフォームからアカウントを停止したダッシャーが、それにもかかわらず、当社のプラットフォームに新しいアカウントを作成して配送を行う方法を見つける可能性がある。同時に、すべてのダッシャーに身元調査を行うことを義務付けるなど、これらの違法、不正、その他の不適切な行為を防止するために当社が講じた措置が制

限的すぎて、優良なダッシャーおよび消費者が当社のプラットフォームを利用することを誤って妨げてしまった場合または当社がこれらの措置を公正かつ透明に実施・伝達することができなかった場合もしくはそうできなかったと思われた場合には、当社のプラットフォームを利用するダッシャーおよび消費者の数の増加および関与に悪影響を及ぼす可能性がある。さらに、違法、不正、その他の不適切な活動を予測、特定、対処するための手段を採用する能力は、当社のセルフデリバリーサービスでは特に制限される可能性がある。セルフデリバリーサービスとは、当社のマーケットプレイス上の加盟店が独自の配送フリートで注文を満たすことができるサービスである。これらの配送業者は、加盟店が直接雇用する。そのため、当社は、これらの配送業者の身元調査や、当社プラットフォームにおけるダッシャーの典型的なオンボーディング・プロセスの一部であるその他の活動を行わない。さらに、上記に関連した否定的な報道は、そのような事件が当社のプラットフォームで発生したか、競合他社のプラットフォームで発生したかにかかわらず、当社の評判やブランド、あるいは業界全体の社会的認知に悪影響を与え、当社のようなプラットフォームに対する需要に悪影響を与え、規制または訴訟の対象となる可能性がある。前述のリスクはいずれも、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社のプラットフォームでは、パートナー以外の加盟店から消費者への配送を促進しており、これらの配送に関連する一定のリスクに直面している。***

当社は、当社のプラットフォーム上で幅広い加盟店の選択肢を持つことを目指しており、これにはパートナー以外の加盟店から消費者への配送を促進することも含まれる。パートナー以外の加盟店からの配送を促進することは、当社のプラットフォームがパートナー以外の加盟店のシステムと統合されていないため、一般的にパートナー加盟店からの配送に比べて運営上の効率が低くなる。例えば、ほとんどのパートナー加盟店への注文では、ダッシャーは店舗での別途支払いを必要としない迅速なチェックアウトプロセスを利用できるが、パートナー以外の加盟店への注文では、ダッシャーは店舗で別途注文および支払いを行う必要がある。その結果、一般に、各注文にかかる運営費が高くなり、各注文に必要な時間および手準が増え、エラーが発生する可能性が高くなる。さらに、メニューの価格を把握する際に不正確な情報が発生するため、当社のプラットフォーム上で意図せずにパートナー以外の商品の価格が正しく設定されないことがある。パートナー以外の加盟店の配送の円滑化に関連して、エラー、注文の遅延およびその他の問題が発生した場合、当社のプラットフォームに対するネガティブな印象を与え、当社の評判およびブランドに損害を与える可能性がある。当社の目標は、パートナー以外の加盟店をパートナー加盟店に転換することだが、これを十分に高い確率で、あるいは全く行うことができない場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

さらに、一部のパートナー以外の加盟店は、当社のプラットフォームに掲載されることを望まず、削除を要求する場合がある。当社はこのような要求を尊重するが、パートナー以外の加盟店を削除することは、幅広い加盟店の選択肢を提供する当社の能力に影響を与える。また、当社のプラットフォームへの掲載に関連して、パートナー以外の加盟店が当社に対して法的請求を行うリスクがある。例えば、2015 年にイン・アンド・アウト・バーガー社は、不正競争行為などを主張して当社を提訴し、当社が同社の料理を配信することの差止を求めた。また、当社のようなプラットフォームがパートナー以外の企業をプラットフォームに含めることを妨げる州法または地方法が制定されるリスクもある。例えば、カリフォルニア州議会は、カリフォルニア州議会法案 2149（以下「***AB2149***」という。）という法案を可決し、ギャビン・ニューサム知事が署名して 2021 年 1 月 1 日に発効した。AB2149 は、配送履行プラットフォームが、カリフォルニア州内のレストランからの配送を、レストランの事前の同意なしに促進することなどを禁止している。同様の禁止事項は、ルイジアナ州、マサチューセッツ州、ミシガン州、アーカンソー州、バージニア州、ワシントン DC、ネバダ州、ミズーリ州、オレゴン州、ロードアイランド州、ニューヨーク州、コロラド州、ニューハンプシャー州を含む、当社が事業を展開している管轄区域でも制定されており、他の管轄区域でも検討されている。また、規制による制限以外にも、加盟店の事前の同意なしに

加盟店からの配送を促進することを制限または禁止する内部方針を採用する可能性がある。例えば、2020 年 11 月、当社は内部方針を採用し、米国内の当社プラットフォーム上で配送を行うパートナー以外のレストランを新規に追加することは原則として行わず、かかる方針により、米国内の当社プラットフォーム上の既存のパートナー以外のレストランには、当該レストランがドアダッシュとパートナー関係にないことを消費者に知らせるための免責事項の使用が義務付けられている。将来的には、法律や規制の変更など様々な要因に基づき、当社はパートナー以外のレストランおよびその他の加盟店に関連する社内ポリシーを継続的に改訂・更新する可能性がある。何らかの理由でパートナー以外の加盟店を排除するよう求められたり、排除することを当社が選択した場合、消費者を惹きつけ、維持する当社の能力に悪影響を及ぼし、当社の事業、財政状態および経営成績に直接的かつ悪い影響を及ぼす可能性がある。

*当社がプラットフォームの革新および更なる開発を継続しない場合、当社のプラットフォーム開発がうまくいかない場合または当社が技術開発に追従できない場合、当社は競争力を維持できず、当社の事業および経営成績に悪影響を及ぼす可能性がある。*

当社の成功は、当社のプラットフォームを継続的に革新し、さらに発展させていく能力に一部依存している。競争力を維持するためには、当社ウェブサイト、モバイルアプリケーションおよび当社プラットフォームを通じて提供する一連の加盟店サービスを含む、当社プラットフォームの機能および特徴を継続的に強化・改善しなければならない。当社が当社プラットフォームを通じて提供する一連の加盟店サービスを拡大できない場合または既存の加盟店サービスを継続的に強化・改善できない場合、加盟店を維持・獲得する当社の能力に悪影響を及ぼす可能性がある。競合他社が新技術を搭載した新しいサービスを導入した場合または新しい業界標準および慣行が出現した場合、当社の既存の技術、サービス、ウェブサイト、モバイルアプリケーションが陳腐化する可能性がある。当社の将来の成功は、技術の進歩および新たな業界標準・慣行に、費用対効果に優れた方法でタイムリーに対応できるかどうかにかかっている。

当社は事業規模を急速に拡大しており、プラットフォームの重要な新機能およびサービスは、過去においても、また将来においても、当社の事業に影響を与える運用上の課題となる可能性がある。当社のプラットフォームへの拡張機能および当社のプラットフォーム上での新サービスの開発および立ち上げには、重大な技術的リスクおよび投資収益を生まない可能性のある先行投資が伴う場合がある。また、新しい技術を効果的に利用できなかったり、新たな業界標準への適応に失敗したりする可能性がある。当社のプラットフォームの新機能および強化機能の導入に大幅な遅れが生じた場合または最近導入したサービスが当社の期待通りに機能しなかった場合、当社のプラットフォームを利用している加盟店、消費者およびダッシャーが当社のサービスを利用せず、競合他社のサービスを利用する可能性がある。

*当社の事業の成長を支援するためのマーケティング活動が効果的でない可能性がある。*

当社のプラットフォームの認知度を高めることは、当社の事業を成長させ、新しい加盟店、消費者およびダッシャーを獲得するために重要だが、コストがかかる場合がある。当社は、当社プラットフォームを利用する加盟店、消費者およびダッシャーの数の増加の多くは、当社の有料マーケティング活動によるものであると考えている。現在、当社のマーケティング活動には、紹介、アフィリエイトプログラム、無料または割引のトライアル、パートナーシップ、ディスプレイ広告、テレビ、ビルボード、ラジオ、ビデオ、ダイレクトメール、ソーシャルメディア、電子メール、ポッドキャスト、求人・求職広告サイト、モバイル「プッシュ」コミュニケーション、検索エンジン最適化、キーワード検索キャンペーンなどがある。当社のマーケティング施策はますます高額になる可能性があり、これらの施策から意味のあるリターンを得ることは難しい可能性がある。有料のマーケティング活動の結果、収益が増加したとしても、追加のマーケティング費用を相殺できない可能性がある。事業拡大のためのマーケティング活動が効果的でない場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***質の高いサポートを提供できなかった場合、加盟店、消費者およびダッシャーとの関係が悪化し、当社の事業、財政状態、経営成績に悪影響を及ぼす可能性がある。***

当社が加盟店、消費者およびダッシャーを惹きつけ、維持する能力は、高品質のサポートを提供する能力に一部依存している。加盟店、消費者およびダッシャーは、当社のプラットフォームに関するあらゆる問題を解決するために、当社のサポート組織に依存している。当社はサポートサービスの一部を第三者に依存しており、効果的なサポートを提供できるかどうかは、当社プラットフォームのユーザーをサポートする資格があるだけでなく、当社プラットフォームに精通している第三者サービスプロバイダーを惹きつけ、維持できるかどうかに一部依存している。当社が事業を拡大し、サービスを向上させていく過程で、高品質なサポートサービスを大規模に提供することに関する課題に直面することになる。さらに、国際的な事業を拡大し、当社プラットフォームの国際的なユーザー数が増加するにつれて、当社のサポート組織は、英語以外の言語でのサポート提供に関連する課題など、さらなる課題に直面することになる。高品質のサポートを維持できない場合または高品質のサポートを維持できていないという市場の認識は、当社の評判を低下させ、当社のプラットフォームおよび事業を拡大する能力、当社の財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社のローカル商取引プラットフォームの費用対効果を維持または向上させることができなければ、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。***

費用対効果の高いローカル商取引プラットフォームを提供する当社の能力は、ダッシャーの効率性およびダッシャーへの支払いを含む多くの要因に依存している。ダッシャーの効率性は、当社のプラットフォームを動かす技術に依存している。当社は、需要予測の強化、加盟店での調理時間の予測、ルーティングおよびバッチ処理のアルゴリズムの最適化など、当社技術の効率性および精巧さを向上させるために多大な投資を続けているが、このような努力が成功し、その結果、当社が期待するようなプラットフォームの効率性の向上が得られるという保証はない。ダッシャーへの支払いは、当社事業のコストの主要な構成要素であり、ダッシャーへの支払モデルの変更を含む多くのリスクにさらされている。また、当社のオペレーションおよび技術の改善によって不良注文数が減少せず、それに伴って当社の売上原価および返金・クレジットが減少しない場合、当社のプラットフォームの費用対効果に悪影響を及ぼす可能性がある。ダッシャーの効率性およびダッシャーへの支払いに関するものを含め、当社のプラットフォームの費用対効果を維持または改善できない場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社の財政状態は季節的に大きく変動するため、当社のクラスA普通株式の株価が変動する可能性がある。***

当社のビジネスは、当社の成長および費用に影響を与える消費者の支出およびダッシャーの行動パターンに大きく依存している。当社は暦年で消費者活動の変化を経験するが、当社の急速な成長とCOVID-19のパンデミックの影響により、季節的な変動を検出することは困難であり、今後もそうなる可能性がある。例えば、寒い日や悪天候の日は消費者の需要が増加しやすく、暖かい日や晴天の日は消費者の需要が減少しやすい。また、悪天候の期間中は利用可能なダッシャーの数が減少しやすいが、このような期間中の消費者の需要によって、注文に応えるためにより多くのダッシャーを用意する必要が生じうる。このような時期には、当社のプラットフォームの品質を維持するために十分な数のダッシャーを確保するために、当社は一般的にインセンティブ給に頼ることになり、当社のコストが増加する。さらに、地域によっては悪天候のためにレストランなどの営業が停止したり、道路が閉鎖されたり運転が困難になったりすると、ダッシャーが配送できなくなることもある。さらに、学校が開校している時期には、キャンパス市場での注文量が増加するというメリットがあるが、学校が開校していない時期および夏休みなどの休暇期間中は注文量が減少し、ダッシャーへの支払いも同様に減少してしまう。このような季節性は、四半期

ごとに当社の業績を変動させる可能性がある。さらに、他の季節的傾向が発生する可能性がある。また、当社が経験する既存の季節的傾向は、当社が規模を拡大し、成長が鈍化するにつれて、より顕著になり、当社の経営成績の変動に寄与する可能性がある。そのため、当社の経営成績を正確に予測できない可能性がある。しかしながら、当社は支出および投資計画を予測および見積もりに基づいて行っているため、収益が予想を下回った場合には支出を迅速に調整できず、当社の経営成績が当社や投資家の期待に応えられない可能性がある。

***経済状況の影響（その結果として生じる個人消費および加盟店の業績への影響を含む。）は、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。***

当社の業績は、経済情勢やそれに伴う個人消費水準への影響に左右される。一般的な経済状況、失業率、消費者の負債、純資産の減少、インフレ、ガソリン価格および自動車価格の変動、住宅用不動産および住宅ローン市場、税制、エネルギー価格、金利、消費者信頼感、その他のマクロ経済要因などが、一任消費者支出に影響を与える要因となる。一般に、景気後退期および可処分所得に悪影響を及ぼす時期には、消費者の裁量的な商品の購入は減少する。また、特定の地域の経済状況は、地震、ハリケーン、山火事などの自然災害や、COVID-19 のパンデミックなどの公衆衛生に対する脅威によっても影響を受ける可能性がある。さらに、当社プラットフォーム上の一部の加盟店のように、潤沢な経営資源を持たない中小企業は、大企業に比べて経済状況の悪化による悪影響を受けやすい傾向がある。当社プラットフォーム上の加盟店が一時的もしくは恒久的に営業を停止した場合または財政難やその他の事業中断に直面した場合、当社は消費者に十分な加盟店の選択肢を提供することができず、消費者が当社プラットフォームを利用する可能性が低くなる可能性がある。このリスクは、毎年かなりの割合のレストランが廃業していることから、特にレストランや、当社の加盟店数が少ない市場で顕著になる。また、当社プラットフォーム上の多くの加盟店での購入は一般的に裁量的であると考えられているため、消費者支出の減少は、必需品と考えられる製品やサービスを販売する企業と比較して、当社の事業に不均衡な影響を与えると考えられる。当社プラットフォーム上の加盟店での支出が減少した場合、消費者が当社プラットフォームを利用する可能性は低くなり、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。さらに、当社プラットフォームを利用している加盟店は、サプライチェーンの問題、労働力不足、インフレまたはその他のマクロ経済要因によって悪影響を受ける可能性がある。加盟店の労働力不足は、注文に応える能力に悪影響を及ぼし、それにより当社マーケットプレイス上のおよび当社ドライブ事業における売上高に悪影響を及ぼす可能性がある。インフレ圧力は、加盟店の価格を上昇させ、それにより消費者の需要に悪影響を与え、当社マーケットプレイス上のおよび当社ドライブ事業における注文量を減少させる可能性がある。

***当社がこれまでの営業経験が乏しい、あるいは全くない新規の地域市場に事業を拡大する際に、困難に直面する可能性がある。***

当社が継続的に成長できるかどうかは、新しい地域の市場に事業を拡大し、そこで効果的に競争できるかどうかにかかっている。このような新しい地域の市場における消費者の嗜好および購買習慣を理解し、正確に予測することは困難かもしれない。また、各市場には独自の規制がある。これらの規制には、当社の事業運営能力、利用可能なダッシャーの予備要員、保険、サポート、詐欺、新規ダッシャーの導入に関連するコストに直接または間接的に影響を与える可能性のある法律および規制が含まれる。また、各市場はそれぞれ異なる競争力や運営力に左右される。これには、他の選択肢よりも魅力的なサービスを提供する当社の能力、加盟店、消費者およびダッシャーを効率的に惹きつけ、維持する当社の能力などが含まれ、これらすべてが当社の売上、経営成績および主要な経営指標に影響を与える。そのため、当社が事業を展開している地域市場のダイナミクスの変化により、当社の経営成績が変動する可能性がある。事業拡大のために多大な時間および資源を投入しても、これらのリスクを効果的に管理できなければ、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

*当社の米国外でのプレゼンスおよび今後の国際的な事業拡大戦略は、追加的なコストおよびリスクを伴い、計画が成功しない可能性がある。*

当社は、国際的にプレゼンスを拡大し始めている。例えば、2015年にはカナダで、2019年にはオーストラリアで、2021年には日本およびドイツでプラットフォームの提供を開始しており、特に本取引を通じた国際的な事業拡大を見込んでいる。米国外での事業展開は、当社の財務、分析、コンプライアンス、法務、エンジニアリングおよびオペレーションの各チームに負担をかけるだけでなく、文化的規範および習慣が異なる広範な地域における事業を監督するために、経営陣の多大な注意を必要とする可能性がある。多額の営業費用が発生する可能性があるほか、以下のような様々な理由により、国際的な事業拡大が成功しない可能性がある。

- 海外における有能な従業員の採用および維持、また、すべてのオフィスにおける当社の企業文化の維持。

- 加盟店、消費者およびダッシャーを引き込むことができないこと。

- 地域の市場をよりよく理解し、より効果的なマーケティングおよび事業展開を行い、地域への親近感や認知度を高めている地元の既存企業との競争。

- 異なった需要力学の影響を受け、当社のプラットフォームが成功しない可能性。

- 労働および雇用、データ・プライバシー、データ保護、税務ならびに現地の規制を含む、様々な法律や規制基準の遵守。

- 必要な政府の承認、ライセンスまたはその他の認可の取得。

- インターネットおよびモバイル技術の導入ならびにインフラのレベルが多様であること。

- 為替の制限またはコストおよび為替レートの変動。

- 米国と同等の方法または範囲で知的財産権を保護していない法域で活動していること。

- 当社が事業を行っているまたは将来事業を行う可能性のある世界各地で、時折発生しているまたは発生する可能性がある COVID-19 のパンデミックおよびその他の高度伝染性疾患もしくはウイルスのような公衆衛生上の懸念または緊急事態。

- 資金の本国送金および投資の制限、ならびに外国為替の規制。

国際的な事業運営に関する当社の経験は限られているため、当社が将来行う可能性のある事業拡大の取り組みが成功しないリスクを高める。国際的な事業拡大のために多大な時間および資源を投入し、これらのリスクを効果的に管理できなかった場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。また、国際的な事業拡大により、当社の事業は、経済の不安定性および地政学的な衝突を含む、より広範な経済的、政治的およびその他の国際的なリスクにさらされる可能性があり、また、汚職防止、贈収賄防止、輸出管理および貿易・経済制裁を含む様々な法律や基準を遵守する上でのリスクが高まる可能性がある。

***当社または当社のパートナー企業が自律型またはドローンによる配送技術の開発に失敗し、商業化に成功しなかった場合、もしくは競合他社よりも先にそのような技術を開発できなかった場合、かかる技術が期待通りに機能せず、コスト構造が大きく変化し、競合他社に比べて劣っている場合、または競合他社または非自律型もしくは非ドローン型の配送方法に比べて安全性が低いと認識された場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。***

当社は、自律型およびドローンによる配送技術が、当社の業界に大きな影響を与える可能性があると考えている。当社は、自律型およびドローンによる配送技術に関連する研究および開発に、当該技術を開発する企業への直接投資または提携により投資してきており、今後も投資を継続する予定である。自律型およびドローンによる配送は大きな機会をもたらす可能性があると考えている一方、当該技術の開発には費用および時間がかかり、成功しない可能性もある。自律型およびドローンによる配送技術には大きなリスクおよび責任が伴う。当社または当社のパートナー企業の自律型およびドローンによる配送技術の失敗は、多額の負債の発生、否定的な評判の形成、または規制当局による監視の対象となる可能性があり、これらはすべて当社の評判、ブランド、事業、経営成績および見通しに悪影響を及ぼす可能性がある。当社または当社のパートナー企業による自律型およびドローンによる配送技術の開発の試みが成功したとしても、かかる試みは費用対効果が高くない可能性があり、また、当該技術がオンデマンド配送サービスを促進するための当社の現行コストを削減できるという保証はない。さらに、ウーバーおよびアマゾンを含む他のいくつかの会社も、自律型およびドローンによる配送技術を自社または共同で開発しており、これらの企業がこのような技術を利用して、地域の配送履行業界において当社との競争をさらに激化させるものと思われる。一部の競合他社は、当社または当社のパートナー企業よりも先に、自律型およびドローンによる配送技術を大規模に商業化する可能性がある。競合他社が当社よりも先に自律型およびドローンによる配送を市場に投入した場合、または競合他社の技術が当社または当社のパートナー企業の技術よりも優れているもしくは優れていると認識された場合、競合他社は当該技術を活用して当社とより効果的に競合する可能性があり、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。例えば、競合他社が自律型およびドローンによる配送技術を開発し、配送履行サービスを促進するためのコスト削減に成功した場合、これらの競合他社は、当社のプラットフォーム上で消費者が利用できる価格と比較して、より低い価格でサービスを提供することができる。多数の消費者が当社のサービスではなく競合他社のサービスを利用するようになった場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

さらに、各国政府が自律型およびドローン型の技術に適用することを目的とした規制を策定することも予想される。これらの規制には、自律型およびドローン型の技術の商業化を大幅に遅延または狭義に制限する、当社のプラットフォーム上での自律型およびドローン型の配送量を制限する、またはこれらのソリューションの製造業者もしくはオペレーターまたはこれらの技術の開発者に対し重大な責任を課す要件を含む可能性がある。また、これらの規制は、当社または当社のパートナー企業が新しい自律型またはドローン型の技術を設計および製造する能力に影響を与える可能性がある。例えば、米国連邦航空局が採用している商業用ドローンの規制では、ドローンの高度、利用可能な空域および重量が制限されているほか、米国において商業目的でドローンを操作できるリモートパイロットの資格も制限されている。このような規制が継続して実施された場合、当社または当社のパートナー企業は、自律型およびドローンによる配送技術を当社が期待するような方法で、または全く商業化できない可能性がある。さらに、当社または当社のパートナー企業が、自律型およびドローンによるソリューションに適用される既存または新規の規制または法律を遵守できない場合、当社は多額の罰金または罰則の対象となる可能性がある。

***当社が買収および投資を行うことができず、またはうまく事業に統合できない場合、当社の事業、経営成績および財政状態に悪影響を及ぼす可能性がある。***

当社の事業戦略の一環として、当社の事業を補完する事業、新技術、サービスおよびその他の資産の買収ならびに戦略的投資を含む幅広い潜在的な戦略的取引を引き続き検討する。例えば、2021 年 11 月、当社は、フィンランドを拠点とする地域コマースプラットフォームであるウォルトを買収する正式契約を締結し、当該買収は、2022 年度上半期に完了する予定であり、また、2022 年 3 月 1 日、当社は、ビーボット・インクの買収を完了した。当社は、比較的新興の市場で事業を展開しているターゲットをこれまでに買収し、引き続き評価を行っていくが、その結果、かかる買収した事業が当社の事業にうまく統合される、または多額の収益を生み出すという保証はない。

買収には多くのリスクが伴い、そのいずれも当社の事業に損害を与え、当社の財政状態および経営成績に悪影響を及ぼす可能性があり、これは以下のものを含む。

- 価格を上昇させ、有利な条件または受け入れ可能な条件で取引を完了する能力に悪影響を及ぼす可能性がある適切な買収対象に対する激しい競争。

- 取引完了までの失敗または重大な遅延。

- 取引に関連した訴訟またはクレーム。

- 買収した企業の技術、業務、既存の契約および人材の統合の難しさ。

- 買収した企業の主要な従業員またはビジネス・パートナーを維持することの難しさ。

- 買収した企業の加盟店、消費者、配送業者（該当する場合）を維持することの難しさ。

- 買収した企業のブランド・アイデンティティを当社のものと統合する課題。

- 既存事業または代替買収の機会からの資金および経営資源の流用。

- 当社が買収する可能性のある企業が、買収前には、当該被買収企業の事業に以前は適用されていなかったかもしれない強固な統制、手続きおよび方針（特に内部統制の有効性、サイバーセキュリティおよび情報セキュリティの実践、事故対応計画、事業継続計画および災害復旧計画、プライバシーの遵守、データ保護、情報セキュリティならびにその他の規則、ならびに米国の経済政策および制裁の遵守に関するもの）を有していない場合に、当社のように大規模で米国を拠点とする公開企業として適切な内部統制、手続きおよび方針を導入する必要性。

- 取引において期待された利益または相乗効果を実現できないこと。

- 知的財産、規制遵守の慣行、訴訟、収益認識もしくはその他の会計慣行に関する問題、または従業員もしくは利用者の問題を含む買収した企業または技術の問題点、負債またはその他の欠点もしくは課題を特定できないこと。

- 規制当局が被買収企業または事業に不利な法律を制定または新たな規制を公布するリスク。

- 規制当局が当社の買収または企業結合を承認しない、またはかかる承認が遅れるリスク。

- 当社の企業秘密または潜在的な買収候補者と共有している機密情報の盗難。

- 買収した企業または新しいサービスへの投資が、既存の事業の一部と競合するリスク。

- 買収に対する不利な市場の反応。

当社は、これまで事業戦略の一環として戦略的投資を行っており、今後も行う可能性がある。例えば、当社は、2021 年 10 月に、ヨーロッパを拠点とする食料品の即時配達サービスを提供する民間企業の優先株式への 395 百万ドルの投資を完了した。戦略的投資は、本質的に事業運営に対する支配力が弱いため、共同事業または戦略的投資に関連する財務、法務、運営、規制および／またはコンプライアンスのリスクが潜在的に高まる可能性がある。また、当社は、パートナー企業、支配株主、経営陣またはそれらを支配するその他の個人または法人に依存している可能性があり、かかる個人や法人は、当社の事業利益、戦略または目標と矛盾または競合している可能性がある。パートナー企業、支配株主、経営陣またはそれらを支配する個人または法人の経営判断またはその他の行動もしくは不作為により、当社の投資価値に悪影響を与え、当社に対する訴訟または規制措置の対象となり、その他当社の評判またはブランドを損なう可能性がある。当社の投資を売却もしくは譲渡する能力、または投資から価値を実現する能力は、適用される証券取引法および規制によって制限される可能性がある。現在または将来外国企業と一定の取引を行うことになると、米国または外国政府機関による外国直接投資に関連する審査を含む、政府規制の対象となる可能性がある。外国企業との取引が規制上の審査の対象となった場合、かかる規制上の審査によって、望ましい戦略的提携を結ぶ当社の能力および当社がその長期的な事業戦略を実行する能力が制限される可能性がある。また、当社の投資は本質的に投機的なものであり、価値が下落または完全に失われる可能性があり、また、未公開企業への投資について流動性を確保できない可能性がある。

過去または将来の事業、新技術、サービスおよびその他の資産の買収ならびに戦略的投資に関連して発生する前述のリスクまたはその他の問題を対処できなかった場合、またはかかる買収をうまく統合できなかった場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

***当社は、当社の事業の成長および運営を高度なスキルを持つ従業員に依存している。当社の従業員を雇用、維持、管理および動機付けることができない場合、または新入社員が当社の期待どおりに働かない場合、当社は効果的な成長ができず、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。***

当社の将来の成功は、当社の共同創設者であり最高経営責任者であるトニー・シュー氏を含む、当社の創設者、上級管理職、主要な技術系従業員およびその他の高いスキルを有する従業員の継続的な勤務、ならびに有能な従業員の継続的な特定、雇用、開発、動機付けおよび維持する能力に部分的に依存している。当社は今後、当社の従業員やその他の上級管理職を維持できなくなる可能性がある。また、上級管理職およびシュー氏を含む米国を拠点とする全ての従業員は、随意雇用に基づいて勤務しており、そのような従業員が当社に留まるという保証はない。当社の競合他社が当社の経営陣またはその他の主要な従業員の勧誘および採用に成功している可能性があり、競争力のある条件で当社が適切な後任者を適時に見つけることが困難な可能性があり、または全く見つけることができない可能性がある。特に当社の事業の重要分野において必要な人材を確保および維持することができない場合、当社は戦略的目標を達成できない可能性がある。また、当社の事業を混乱させる可能性のある上級管理職の交代が時折発生することがある。当社の上級管理職が効果的に連携できず、計画および戦略を実行できない場合、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

特に、当社が大きなプレゼンスを示し、高いスキルを持つ従業員を必要としているサンフランシスコ・ベイエリアでは、高いスキルを持つ従業員をめぐる激しい競争に直面している。優秀な人材を確保および維持するために、当社はこれまで競争力のある報酬および福利厚生を提供する

必要があり、今後も継続して提供する必要があると考える。求職者および既存の従業員は、雇用に関連して受け取る株式報酬の価値をしばしば検討する。当社のクラスA普通株式の取引価格は、様々な要因により変動しやすく、変動に影響を受ける可能性があり、値上がりしない可能性がある。このような理由またはその他の理由により当社の株式報酬の知覚価値が低下した場合、優秀な従業員を確保および維持する当社の能力に悪影響を及ぼす可能性がある。当社の従業員の一部は、非公開取引における当社株式の売却により多額の収益を得ており、また当社の従業員の多くは、公開市場における当社株式の売却により多額の収益を得ており、また将来的にも得られる可能性があり、これにより当社で働き続ける意欲が低下する可能性がある。当社は、新規従業員を確保および維持するために多額の現金および株式を投資する必要があり、また、そのような従業員を特定、採用、訓練および統合するために多大な時間および資源を費やす必要があるが、これらの投資に対するリターンを実現できない可能性がある。当社が採用ニーズを効果的に管理できず、新規採用者をうまく統合できない場合、当社の効率性、予測達成能力ならびに従業員の士気、生産性および関与が低下し、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

*当社の企業文化は当社の成功に貢献してきた。当社の成長に合わせて当社の企業文化を維持および進化させることができなければ、当社の事業に悪影響を及ぼす可能性がある。*

真正性、共感、他者への支援、および行動志向を促進する当社の企業文化は、当社の成功に欠かせないものであると考える。当社は、当社の企業文化を維持する能力に影響を及ぼす可能性のある、以下のような多くの課題に直面している。

- 当社の文化、価値観および使命を共有し、推進する組織の指導的地位にある人々を特定し、惹きつけ、報酬を与え、維持することができないこと。

- 当社の従業員の規模および地理的な多様性が増していること。

- 競合他社からの圧力により、当社の使命、ビジョンおよび価値観から逸脱しかねない方向に進んでしまうこと。

- 急速に進化する業界の継続的な挑戦。

- 当社に影響を与える新しい事業分野における専門知識を開発する必要性の高まり。

- 従業員、加盟店、消費者およびダッシャーに対する当社の対応、または政治的もしくは社会的原因に関連した従業員の感情または経営陣の行動に対する当社の対応に対する否定的な印象。

- 買収による新しい人材および事業の統合。

当社の文化を維持および発展させることができなければ、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

*利用者のインターネットおよびモバイル機器へのアクセス可能性の変化により、当社の事業に悪影響を及ぼす可能性がある。*

当社の事業は、利用者がモバイル機器またはパーソナル・コンピューターおよびインターネットを介して当社のプラットフォームにアクセスすることに依存している。当社は、特に国際的に事業を展開していくにつれて、インターネット接続が制限されている地域で事業を行う可能性がある。インターネットへのアクセスおよびモバイル機器またはパーソナル・コンピューターへの

アクセスは、多くの場合、消費者が当社のプラットフォームにアクセスする能力を低下、妨害またはコストを増加させる行動ができる大きな市場力を持つ企業によって提供されている。また、特定の地域において当社および当社プラットフォームの利用者が依存しているインターネットインフラは、それに課せられた需要をサポートできない可能性があり、当社プラットフォームの速度および利用可能性に支障をきたす可能性がある。このようなインターネットまたはモバイル機器もしくはコンピューターへのアクセス障害は、たとえ短期間であっても、当社の経営成績に悪影響を及ぼす可能性がある。

***財務報告に係る開示統制および内部統制の有効なシステムを維持できない場合、当社の適時かつ正確な財務諸表を作成する能力または適用される規制を遵守する能力が損なわれる可能性がある。***

公開企業である当社は、1934 年米国証券取引所法（以下「***取引所法***」という。）、2002 年サーベンス・オクスリー法（以下「***サーベンス・オクスリー法***」という。）の報告義務、ならびにニューヨーク証券取引所の該当する上場基準の規則および規制の対象となる。これらの規則および規制の要件により、当社の法律、会計および財務上のコンプライアンスコストは引き続き増加し、一部の活動をより困難で時間およびコストのかかるものとし、また当社の人材、システムおよび資源に大きな負担をかけることになると考えている。

サーベンス・オクスリー法は、何よりも当社が財務報告に係る効果的な開示統制および手続きならびに内部統制を維持することを要求している。当社は、証券取引委員会に提出する報告書において当社が開示することが要求される情報が、証券取引委員会の規則および様式で指定された期間内に記録、処理、要約および報告されていること、ならびに取引所法に基づく報告書において開示することが要求される情報が蓄積され、当社の主要な経営陣および財務責任者に伝達されていることを保証するために設計された、当社の開示統制およびその他の手続きの開発および改良を継続している。また、当社は財務報告に係る内部統制の改善を継続的に行っており、これには当該プロセスおよび統制を実施するための経理および財務担当者の追加雇用も含まれる。

財務報告に係る開示統制および手続きならびに内部統制の有効性を維持および向上させるために、当社は、会計関連費用および重要な経営監視を含む多額の資源を費やしてきており、今後も費やすことが予想される。これらの新規もしくは改善された統制およびシステム、または財務報告のために当社が依存している既存のシステムおよび第三者のソフトウェア・アプリケーションが期待どおりに機能しない場合、当社の統制にさらなる欠陥が生じ、財務報告義務を果たせなくなる可能性がある。

当社の現在の統制および当社が開発する新しい統制は、当社の事業における状況の変化により不十分になる可能性がある。また、将来的に当社の財務報告に係る開示統制および内部統制の弱点が発見される可能性がある。効果的な統制を構築および維持できない場合、または統制の導入もしくは改善に困難が生じた場合、当社の経営成績に悪影響を及ぼす可能性または当社が報告義務を果たせなくなる可能性があり、過年度の当社の財務諸表を修正することになる可能性がある。また、財務報告に係る有効な内部統制を実施および維持できなかった場合、証券取引委員会に提出する当社の定期報告書に記載することが求められる、財務報告に係る当社の内部統制の有効性に関する定期的な経営評価の結果および独立登録会計事務所による年次認証報告の結果に悪影響を及ぼす可能性がある。また、有効でない財務報告に係る開示統制および手続きならびに内部統制は、投資家が当社の報告した財務情報およびその他の情報に対する信頼を失う可能性があり、その結果、当社のクラス A 普通株式の取引価格に悪影響を及ぼす可能性がある。さらに、これらの要件を継続的に満たすことができない場合、ニューヨーク証券取引所への上場を維持できなくなる可能性がある。

また、当社の独立登録会計事務所は、当社の財務報告に係る内部統制の有効性を正式に証明する必要がある。かかる時点において、当社の独立登録会計事務所は、当社の財務報告に係る内部統制の文書化、設計または運用の水準に満足していない場合、不利な報告書を発行する可能性がある。財務報告に係る効果的な開示統制および内部統制を維持できなかった場合、当社の事業お

よび経営成績に悪影響を及ぼす可能性があり、当社のクラス A 普通株式の価格下落を引き起こす可能性がある。

*当社のプラットフォームへのアクセスを確保するために、既存の技術およびネットワークインフラを適時かつ効果的に拡張および適応できない可能性があり、当社の事業、評判、財政状態および経営成績に悪影響を及ぼす可能性がある。*

当社は、当社プラットフォームの可用性を維持および向上させ、新機能および新しいサービスの迅速なリリースを可能にするために、今後も多額の投資を行うことを考えている。しかし、特に使用量が多い時間帯および当社のプラットフォームがより複雑になり利用者情報が増加するにつれ、当社のプラットフォームの可用性を維持および向上させることがますます困難になる可能性がある。加盟店、消費者およびダッシャーが当社のプラットフォームにアクセスしようとしたときに利用できない場合、もしくは期待したほど速く読み込みができない場合、または圧倒的な数の利用者が同時に当社のプラットフォームにアクセスすることで容量の制約を受ける場合、利用者は他のサービスを求める可能性があり、将来的に当社のプラットフォームに頻繁に戻らない、または全く戻らない可能性がある。これは加盟店、消費者およびダッシャーを引き込む当社の能力に悪影響を及ぼし、当社のプラットフォームを利用する頻度が低下する可能性がある。当社が容量の制約に効果的に対処せず、必要に応じてシステムをアップグレードせず、また、実際および予想される技術の変化に対応するために当社の技術およびネットワーク・アーキテクチャを継続的に開発しない限り、当社の事業、評判、財政状態および経営成績に悪影響を及ぼす可能性がある。

*当社のアプリケーション、バックエンド・システムまたはその他のテクノロジー・システムおよび第三者のテクノロジー・プロバイダーのシステムにおける欠陥、エラーまたは脆弱性は、当社の評判およびブランドを傷つけ、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。*

当社のプラットフォームの基盤となるソフトウェアは非常に複雑であり、検出されないエラーまたは脆弱性が含まれている可能性があり、中にはコードが公開された後になって発見されるものもある。当社は、ソフトウェアアップデートを頻繁にリリースしており、場合によっては 1 日に複数回のリリースを実施している。また、当社のプラットフォームに組み込まれている第三者のソフトウェアも、エラーまたは脆弱性の影響を受ける可能性がある。リリース後に当社のコードまたは第三者のソフトウェアにエラーまたは脆弱性が発見された場合、否定的な評判、利用者の減少または収益の損失、およびアクセスまたはその他のパフォーマンスの問題を引き起こす可能性がある。また、そのような脆弱性が悪意のある行為者に悪用され、当社のプラットフォーム上の利用者のデータの流出、またはセキュリティ侵害もしくはその他のセキュリティ・インシデントが発生する可能性がある。エラーもしくは欠陥の分析、修正、排除もしくは回避、または脆弱性への対応および排除のために、当社は多額の資金および開発資源を費やす必要がある可能性がある。このようなエラー、欠陥または脆弱性を適時かつ効果的に解決できなかった場合、当社の事業、評判、ブランド、財政状態および経営成績に悪影響を及ぼす可能性がある。

*当社は、ドアダッシュ RSU の権利確定時および／または決済時に、ドアダッシュ RSU 保有者に代わって当社のクラス A 普通株式を市場で売却し、源泉徴収義務を賄う「セル・トゥ・カバー」を実施しており、かかる売却は当社の株主に希薄化をもたらす。また、当社は、一部のドアダッシュ RSU 保有者に対し、当社に現金を提供することでドアダッシュ RSU の源泉徴収義務を賄うことを選択することを認めている。*

ドアダッシュ RSU の将来の権利確定および／または決済に関連して発生する源泉徴収および送金義務の資金を調達するため、当社は、(i)当該ドアダッシュ RSU に関して本来発行されるであろう当社のクラス A 普通株式を差し引き、当該納税義務を履行するために関連する税務当局に現金

（ドアダッシュの新規株式公開（以下「*ドアダッシュの IPO*」という。）の収益から得られる現金を含む場合がある。）を支払うか、(ii)当該源泉徴収義務および送金義務を履行するため、当該ドアダッシュ RSU の保有者が、一つまたは複数のブローカーを利用して、該当する決済日に当該株式の一部を市場で売却し、かかる売却の収益を当社に引き渡して関連する税務当局に送金するか、または(iii)当該ドアダッシュ RSU の一部の保有者が、ブローカーを介して、該当するドアダッシュ RSU の源泉徴収義務を賄うのに十分な金額を当社に現金で支払うことを認めるかのいずれかを行う。このようなドアダッシュ RSU の権利確定および決済に関連して発生する源泉徴収は、基礎となる当社のクラス A 普通株式のその時点での価値に基づいており、当社はドアダッシュ RSU の保有者に代わって、関連する税務当局に適用される法定税率で源泉徴収義務を負い、現金で送金する予定である。ドアダッシュ RSU の権利確定および／または決済に関連して本来発行されるであろう当社のクラス A 普通株式を源泉徴収し、かかる納税義務を履行するために関連する税務当局に現金で支払う場合、当社は多額の現金支出を余儀なくされる可能性がある。当社は、源泉徴収義務を履行するために「セル・トゥ・カバー」を実施しており、これに基づき源泉徴収義務を賄うために、権利確定時および決済時にドアダッシュ RSU の保有者に代わって、源泉徴収義務に相当する時価の株式を売却し、かかる売却による収益を当社が税務当局に送金する。このような売却、または保有者が該当するドアダッシュ RSU の源泉徴収義務を賄うために当社に提供する現金額は、いずれの場合も、ドアダッシュ RSU の源泉徴収義務を履行するために当社が追加の現金を支出することにはならないが、当社の株主に希薄化をもたらし、また、権利確定事由に関連して大量の株式が売却される場合には、当該売却量によって当社の株価が変動する可能性がある。

***当社は特定の運用上の指標を内部システムおよびツールで追跡しており、かかる基準を独自に検証することはない。当社の運用上の指標の一部は、測定に固有の課題があり、当該基準の実際のまたは認識された不正確さは、当社の事業および評判に悪影響を及ぼす可能性がある。***

当社は、加盟店数、消費者数およびダッシャー数を含む特定の運用上の指標、ならびに総注文数、マーケットプレイス GOV、貢献利益（損失）、貢献マージン、調整後粗利益（損失）、調整後売上総利益、調整後 EBITDA、調整後 EBITDA マージン等の主要な事業指標および非 GAAP 指標を、第三者による独立した検証を受けていない内部システムおよびツールを用いて追跡しており、情報源、手段または当社が依拠する前提条件の違いにより、第三者が公表した推定値または類似の指標とは異なる可能性がある。当社の内部システムおよびツールには多くの制約があり、これらの指標を追跡する手段は時間の経過とともに変化する可能性があり、その結果、当社が公開している指標を含む当社の指標に予期せぬ変化が生じる可能性がある。これらの指標を追跡するために使用している内部システムおよびツールがパフォーマンスを過小評価もしくは過大評価する場合、またはアルゴリズムもしくはその他の技術的エラーが含まれる場合、当社が報告するデータは正確ではない可能性がある。これらの数値は、該当する測定期間における当社の指標の合理的な推定値と考えられるものに基づいているが、当社のプラットフォームが大勢の人々にどのように利用されているかを測定するには固有の課題がある。例えば、当社の運用上の指標の正確性は、当社のプラットフォームの不正な利用者によって影響を受ける可能性がある。さらに、サービス利用規約で禁止されているにもかかわらず、複数のアカウントを保有する消費者がいると考えられ、当社はこのような行為を検知および防止するための措置を講じている。消費者による複数のアカウントの使用は、当社のプラットフォームにおける消費者の数を過大評価する原因となる可能性がある。また、データの測定方法または測定データに関する制限または誤りが、当社の事業の特定の詳細に対する理解に影響を与え、当社の長期戦略に影響を与える可能性がある。当社の運用上の指標が当社の事業を正確に表していない場合、投資家が当社の運用上の指標を正確だと認識しない場合、またはこれらの数値に関して重大な不正確さが発見された場合、当社の事業、評判、財政状態および経営成績に悪影響を及ぼすことが予想される。

*公開企業として運営するためには、多額の費用が必要となり、経営陣の注意も必要となる。また、当社の経営陣の主要メンバーは、公開企業での経営経験を有していない。*

公開企業である当社には、非公開企業のときには発生しなかった多額の法律上、会計上およびその他の費用が発生する。例えば、当社は、取引所法の報告義務、サーベンス・オクスリー法、ドッド・フランク・ウォール街改革・消費者保護法、証券取引委員会の規則および規制、ならびにニューヨーク証券取引所の上場基準の適用を受けている。例えば、取引所法では、特に当社の事業、財政状態および経営成績に関する年次報告書、四半期報告書および最新報告書の提出などが求められている。また、当社は、財務報告に係る効果的な開示統制および手続きならびに内部統制を維持することも求められている。これらの規則や規制の遵守により、当社の法律上および財務上のコンプライアンスに関するコストは増加しており、また今後も増加することが予想され、当社のシステムへの需要を増加させた。さらに、公開企業である当社は、株主運動の対象となる可能性がある。このような運動は、追加の多額の費用をもたらし、経営を混乱させ、当社が現在予想できない方法で事業運営方法に影響を与える可能性がある。公開企業として必要とされる届出による情報開示の結果、当社の事業および財政状態がより明確になり、競合他社によるものを含む、訴訟の脅威にさらされ、または実際の訴訟に発展する可能性がある。

当社の経営陣の多くは、上場企業の経営、上場企業の投資家との交流、および上場企業に関連する複雑化する法律の遵守について十分な経験を有していない。当社の経営陣は、連邦証券法に基づく重要な規制当局の監督および報告義務、ならびに証券アナリストおよび投資家の継続的な監視の対象となる公開企業への移行を、成功裏にまたは効率的に管理できない可能性がある。これらの新たな義務および構成要素は、当社の上級管理職による多大な注意が必要であるため、当社の事業の日常的な管理から彼らの注意が逸れてしまう可能性があり、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。

*当社の実際の損失は保険積立金を超える可能性があり、その場合、当社の財政状態および経営成績に悪影響を及ぼす可能性がある。*

当社は、発生したがまだ支払われていない損害賠償および発生したがまだ報告されていない損害賠償ならびに関連する見積可能な費用について保険積立金を設定しており、当社事業の発展または新たな情報の入手に伴い、保険数理上の前提および保険積立金を定期的に評価し、必要に応じて調整している。当社は、様々な予測モデルおよび保険数理上の手法を用いて、限られた過去の経験および業界統計に基づく多くの前提を立てて当社の保険積立金を見積もっている。損害賠償の件数およびその重大性ならびに関連する判決や和解の金額を見積もることは、本質的に困難であり、主観的かつ推測に基づいたものである。さらに、保険数理上の予測は、過去のデータに十分に反映されていないか、またはまだ定量化できない損失または損失の種類が将来特別に発生した場合の引当金を設定するものではない。独立した保険数理会社が定期的に当社の積立金の適切性を検証しているが、保険金請求期間、医療費の変動、法規制の変化、裁判の進展および自然災害もしくは人災または悪い評判等の予期せぬ出来事を含む（ただしこれらに限られない。）様々な外部要因が、いかなる損害賠償についても、発生する実際の損失に影響を与える可能性がある。これらの要因は、発生したがまだ支払われていない損害賠償に係る積立金および発生したがまだ報告されていない損害賠償に係る積立金の見積りに使用される数理計算上の前提、ならびに現在および過去の期間における関連する見積費用に影響を及ぼす可能性がある。上記のいずれの理由によっても、損害賠償による当社の実際の損失および関連費用は、個別または全体で、当社の連結財務諸表に反映されている保険積立金と乖離する可能性がある。当社が見積もった保険積立金が不十分であると判断した場合、その時点で当該積立金を増額する必要が生じ、その結果、不足が確定した期間における純損失が増加し、当社の事業、財政状態および経営成績に悪影響を与える可能性がある。

ドアダッシュの法規制環境に関するリスク

***ダッシャーが連邦法または州法の下で従業員として再分類された場合、当社の事業、財務状況、経営成績に悪影響を及ぼす可能性がある。***

当社は、当社のプラットフォームを利用するダッシャーを独立請負人として分類することに異議を唱える請求、訴訟、仲裁手続き、行政措置、政府による調査、ならびにその他の連邦、州、および自治体レベルの法規制上の手続きの対象となる。ダッシャーが独立請負人であるか従業員であるかを規定するテストは準拠法によって異なり、通常、事実関係が非常に重要である。独立請負人の地位や分類を規定する法律や規制は、様々な当局によって変更されるかまたは異なる解釈がなされるため、当社にとり、不確実かつ予測不可能となる可能性がある。当社は当社のプラットフォームを利用するダッシャーは独立請負人であると考えている。しかし、特に、サービス・プロバイダーの分類に関する規則および規制の変化ならびに現地の商取引業界に及ぼすその潜在的な影響を考慮すると、ダッシャーが従業員に再分類される可能性がある。ダッシャーやその他の配送サービス提供者が従業員として再分類された場合、以下の要因により、当社の事業、財務状況、経営成績に悪影響を及ぼす。

- 税金、未払賃金の源泉徴収および送金の不履行に起因するかまたは関連する金銭的なエクスポージャーならびに給与および労働時間に関する法令および要件（最低賃金や残業代の未払い、義務付けられた休憩時間および賃金明細書の提供の不履行など）、経費の払戻し、法定損害および懲罰的損害賠償、カリフォルニア州労働法民間法務長官法（以下「PAGA」という。）および政府による罰金に関連するものを含む罰則。

- 既存のビジネス慣行の継続を禁止する差し止め命令。

- 従業員の福利厚生、社会保障、労働者災害補償、および失業に関する請求。

- 公民権法に基づく差別、ハラスメント、報復に対する請求。

- 組合活動、団体交渉、その他の協調活動に関連する法律に基づく請求。

- 雇用者と被雇用者に適用される法令に基づくその他の請求、告発、またはその他の手続き（共同雇用者責任または代理店責任に関する主張に関連するリスクを含む。）。

- 当社の評判およびブランドへの危害。

上記の弊害に加え、ダッシャーまたはその他の配送サービス・プロバイダーが従業員に再分類された場合、当社は既存のビジネス・モデルや事業を大幅に変更することを余儀なくされ、ダッシャーを当社プラットフォームに追加し、かつ維持して当社の事業を成長させる当社の能力に影響を与えることとなり、これは、当社の事業、財務状況、経営成績に悪影響を及ぼすと当社は予想する。

当社はダッシャーの分類に関連する数多くの法的手続きに関与しており、今後も関与し続けるが、ダイナメックス事件に関するカリフォルニア州最高裁判所の2018年の判決以降、かかる手続きの量は増加している。当社は現在、例えばPAGAに基づいて提起された多数の集団訴訟および代表訴訟、ならびに当社のプラットフォームを利用するダッシャーを独立請負人として分類することに異議を申し立て、仲裁手続を提起された件または独立請負人契約の条項に基づいて強制されたものを含む多数の個人請求に関与している。さらに、2020年6月、サンフランシスコ地方検事は、当社がダッシャーを従業員ではなく独立請負人として誤って分類したと主張して、カリフォ

ルニア州サンフランシスコ郡上級裁判所に当社を提訴した。この訴訟では、損害賠償および当社が今後もダッシャーを独立請負人として分類し続けることを禁止する永久的差止の両方が求められている。また、サンフランシスコ地方検事は、この訴訟が進行中の間、当社がカリフォルニア州のダッシャーを独立請負人として分類し続けることを禁止する仮差止命令を求めた。かかる仮差止請求は、2020 年 12 月に取り下げられた。当社は、不正行為の申立てがあったにもかかわらず、当社には良い防御策があると考えており、これらの問題について積極的に弁護する予定である。さらに、2017 年には、カリフォルニア州で PAGA に基づく訴えを含む 1 件の分類問題を集団ベースで解決し、2022 年には、PAGA に基づく訴えを含むマサチューセッツ州およびカリフォルニア州のダッシャーを対象とした同様の分類問題を解決した。

労働者の分類を決定するために、ダイナメックス事件で設定されたテストと同様の基準を導入することを検討している管轄区域もある。さらに、カリフォルニア州議会は AB 5 を可決し、2019 年 9 月 18 日にギャビン・ニューサム知事によって署名され、2020 年 1 月 1 日に発効した。AB 5 は、契約者の分類に関するダイナメックス基準を成文化し、その適用範囲を拡大し、多数のカーブアウトを設けた。当社は、他の特定の企業とともに、AB 5 に対処し、ダッシャーの柔軟性を維持するための 2020 年カリフォルニア州住民投票提案 22 号のキャンペーンを支援し、これは 2020 年 11 月に可決された。しかし、2021 年 8 月 20 日、カリフォルニア州アラメダ郡上級裁判所は、提案 22 号の全体が執行不能であることを認める命令を発した。カリフォルニア州司法長官ならびに団体および個人は、カリフォルニア州控訴裁判所に控訴した。その結果、今後の裁判手続きの進行中も、提案 22 号が有効である範囲において、報酬に関する特定の条項およびその他の一定の要件はカリフォルニア州の当社およびダッシャーに適用され、カリフォルニア州においてダッシャーに関連する当社の費用は増加した。かかる増加した費用の一部を相殺するために、状況によっては高い手数料を請求するが、その結果、時間の経過とともに受注量が減少する可能性がある。当社が手数料を引き上げるか否か、また引き上げる額によっては、これらの費用の増加が純収益率の低下につながる可能性がある。かかる純収益率は、過去の SEC 提出書類において当社が「テーク・レート(*Take Rate*)」として言及していたもので、収益をマーケットプレイス GOV に対する割合で示したものである。現在当社に適用されている、提案 22 号に基づく支給には、(i)ダッシャーへの純収益（チップ、通行料、およびその他の特定の金額を除き、(A)ダッシャーの従事した時間に対する最低賃金の 120%、(B)自動車を使用するダッシャーの場合は使用マイルあたり 0.30 ドル（かかる金額は 2021 年以降のインフレに応じて調整される。）に相当する最低純利益を下回ることはない。）および(ii)暦年の四半期中に週平均 15 時間以上従事し、適格な医療保険に加入しているダッシャーに対し支給される 1 週間当たりの従事時間に応じて金額の異なる医療補助金が含まれるが、これらに限られない。このように、提案 22 号は当社の経営成績に悪影響を及ぼす可能性がある。さらに、当社が事業を展開しているいくつかの管轄地域においても、労働者の柔軟性および独立性を新たな保護および福利厚生と組み合わせる法律の導入が検討される可能性があり、当社は、ダッシャーが行う仕事の種類の将来について、ダッシャー、政策立案者、その他の利害関係者と継続的に議論を行っている。他の州がかかる法律を導入した場合、当該管轄地域においてダッシャーに関連する当社の費用が増加することが予想され、また、かかる法律の結果として、当社が高額の手数料を請求した場合、当該管轄地域における受注量が減少する可能性があり、当社の経営成績に悪影響を及ぼす。提案 22 号または類似の法律が可決された場合でも、かかる住民投票や法律に異議が申し立てられ、訴訟の対象となる可能性がある。例えば、特定の原告が、提案 22 号の合憲性についてカリフォルニア州上位裁判所に異議を申し立てた結果、上記のアラメダ郡上級裁判所の命令が下された（現在控訴中）が、同様の異議申立てがなされる可能性もある。さらに、他の州法または連邦法の下でダッシャーが従業員であると判断された場合には、ダッシャーに関する当社の費用がさらに増加し、手数料のさらなる引上げを余儀なくされる可能性があり、その結果、受注量がさらに減少する可能性がある。また、他の州法または連邦法の下でダッシャーが従業員であると判断された場合、当社の既存のビジネス・モデルおよび業務を大幅に変更する必要が生じ、当社の事業、財務状況および経営成績に悪影響を及ぼす。

***当社は、その事業の性質上、請求、訴訟、調査および各種手続きの対象となり、潜在的な債務および法的請求に係る費用を負担し、当社の事業に損害が生じる可能性がある。***

当社は、当社の事業全般の性質、特に当社が提供する食品配送サービスに関連して、潜在的な責任、法的請求のための費用、および当社の事業に及ぼされる悪影響に直面しており、これには、食品の提供、配送、および品質に関する潜在的な請求が含まれる。

当社は、人身傷害、物的損害、労働者区分、労働および雇用、反差別、商取引上の紛争、競争、消費者からの苦情、知的財産権の紛争、消費者およびダッシャーに向けたマーケティングや広告、規制要件の遵守、その他の事象に関連するものを含む請求、訴訟、仲裁手続き、政府による調査、ならびにその他の法的な、規制上のおよびその他の行政上の手続きの対象となっており、当社の事業の成長や新サービスの展開に伴って、さらに多くの種類の請求、訴訟、政府による調査、法的または規制上の手続きの対象となる可能性がある。

また、当社は、加盟店、消費者、およびダッシャーの行為に対して当社の代理責任を求める請求、訴訟、およびその他の法的手続きの対象となる。例えば、当社のプラットフォームを利用するダッシャーが引き起こした食中毒、改ざん、その他の食品安全上の問題や事故に関連した人身傷害に関連して、第三者が当社に対して法的請求を行う可能性がある。当社は人身傷害に関する請求を解決するための費用を負担しており、これは、便宜上、当社の評判を守るため、訴訟の不確実性を回避するため等の理由で解決を選択することがあるためであり、また、当社の事業が成長し、世間の注目が高まるにつれてこのような費用は今後も増加すると予想される。さらに、アルコール飲料の販売や飲酒に関連した法的請求を受ける可能性がある。法的手続きの結果にかかわらず、消費者、ダッシャー、または第三者が負傷したかまたは死亡した場合には、悪評が立ち、当社のブランド、評判、事業、財務状況および経営成績に悪影響を及ぼす可能性がある。

事実であるか否かにかかわらず、食品成分の改ざん、不適切または不衛生な食品の準備、取扱い、配送、またはその他の食品安全事故によって引き起こされた食品由来の病気（大腸菌、鳥インフルエンザ、牛海綿状脳症、A 型肝炎、トリキノーシス、サルモネラ等）や怪我に関する報道は、食品業界関係者に対する潜在的な法的請求につながり、その評判を著しく低下させており、今後も同様の事態が発生する可能性がある。さらに、かかる報道が、当社のプラットフォーム上で、当社のマーケットプレイス GOV 全体の大きな割合を占めている 1 つまたは複数の加盟店に影響を及ぼした場合、当社のビジネスに深刻な悪影響を与える可能性がある。また、米国または世界的な食糧供給に対するテロ行為の可能性もあり、かかる事象が発生した場合、当社の事業および経営成績に悪影響を及ぼす可能性がある。さらに、当社のプラットフォームを通じて注文された食品は回収の対象となる可能性があるが、当社の食品回収のコンプライアンスの遵守能力（もしあれば）は限られたものである可能性がある。また、食品由来の病気、食品回収、食品成分の改ざん、不適切または不衛生な食品の調理、取扱い、配送に関する報道は、当社のプラットフォームを利用していない加盟店のみで発生した場合でも、レストラン業界または食品業界に関する悪評の結果、当社の事業、財務状況、および経営成績に悪影響を及ぼす可能性がある。

また、当社は、当社のプラットフォームを利用するダッシャーの分類、ならびに消費税、サービス料、配送料および謝礼に関する開示に関する請求を含む当社のダッシャーへの支払モデル、身元調査を含むダッシャーになるための登録プロセス、電子メール、テキスト、電話によるダッシャーに対するコミュニケーションの性質と頻度などに関して、ダッシャーによる、またはダッシャーに関連する集団訴訟、集合訴訟、その他の代表訴訟を含む申立てに対して、潜在的な責任および費用を負っている。さらに、消費税、サービス料、配送料および謝礼に関して当社が行う情報開示を含むダッシャーへの支払モデル、当社が推進するローカル食品配送履行サービス、当社のホームページおよび消費者向けモバイル・アプリに掲載されているメニューと、食品が配送されたレストランのメニューとの間の相違（メニューの品目、当該品目の価格および当該品目にかかる税金の相違を含む。）、および電子メール、テキスト、または電話による消費者に対する当

社のマーケティング・コミュニケーションの性質および頻度等に関連した消費者からの請求（集団訴訟を含む。）について、潜在的な責任と費用を負っている。

さらに、当社は、商標権および著作権の侵害、名誉毀損、誹謗中傷ならびに過失等に関する請求を含め、当社のホームページおよびモバイル・アプリで公開している情報に関連する請求について、潜在的な責任および費用に直面している。また、当社は、データのセキュリティ・インシデントに起因する請求にも直面しており、これには、かかる事態に対する当社の対応の適切性および適時性、ならびに影響を受けた消費者およびダッシャーへの通知に関する請求が含まれる。

かかる請求、訴訟、仲裁手続き、政府による調査、その他の法的なおよび規制上の手続きの結果を確実に予測することはできない。当社に対する一切の請求は、正当なものであるか否かにかかわらず、時間がかかり、高額な訴訟となり、当社の評判を損ない、経営陣の注意を必要とし、多大な資源を費やす可能性がある。係争中の訴訟に関する引当金の決定は、主観的な判断や推測を必要とする、複雑かつ事実を重視したプロセスである。かかる訴訟の 1 件または複数件の解決により、多額の損害賠償金、和解費用、罰金、および罰則が発生し、当社の事業、財務状況および経営成績に悪影響を及ぼす可能性がある。また、これらの訴訟は、当社の評判やブランド力の低下、制裁措置、同意判決、差止命令、または当社の事業慣行の変更が余儀無くされるその他の命令をもたらす可能性がある。これらの結果は、当社の事業、財務状況および経営成績に悪影響を及ぼす可能性がある。さらに、特定の状況下において、当社は、当社のビジネス・パートナーおよび商業パートナーならびに現職および元職の取締役や役員に代わって補償し、訴訟費用を負担する契約上の義務およびその他の法的な義務を負っている。

さらに、当社は、当社のプラットフォームを利用する加盟店、消費者、およびダッシャーとの間の利用規約には、仲裁および集団訴訟の放棄条項が含まれている。これらの条項は、関係者全員の訴訟手続きを合理化することを目的としており、場合により、州裁判所や連邦裁判所で紛争を起こすよりも迅速かつ低費用で済む。しかしながら、仲裁には費用と負担がかかり、仲裁および集団訴訟の放棄条項の使用は、これらの条項がますます世間の注目を集めていることから、当社の評判やブランドを一定のリスクに晒す可能性がある。当社の評判やブランドが晒されるかかるリスクを最小化するために、当社は仲裁および集団訴訟の放棄条項の使用を制限するか、または法的もしくは規制上の手続きでかかる要求をされる可能性があり、いずれの場合も当社の訴訟費用およびエクスポージャーの増加の原因となる可能性がある。また、当社は、当社のプラットフォームの特定のユーザーに対して、このような条項の適用を拒否することを許可しているが、これも当社の訴訟費用およびエクスポージャーの増加の原因となる可能性がある。

さらに、州毎に、また州法と連邦法の間で、仲裁および集団訴訟の放棄の範囲ならびに執行可能性に関する規則に矛盾が生じる可能性から、当社の仲裁および集団訴訟の放棄条項の一部または全部が異議申立ての対象となるかまたは特定の保護項目を除外するための改訂が必要となるリスクがある。これらの規定の全部または一部が執行不能であると判断された場合、または特定の請求を除外する必要性が生じた場合、当社が負担する紛争の訴訟費用およびかかる紛争の解決に要する時間が増加する可能性があり、かつ潜在的に費用の嵩む訴訟に因るエクスポージャーが増加する可能性があり、これらはそれぞれ当社の事業、財務状況および経営成績に悪影響を及ぼす可能性がある。

***課税当局は、売上税、使用税、総収入税、付加価値税またはその他の類似の税金または源泉徴収税を適切に徴収もしくは支払っていないかまたは将来的に徴収もしくは支払うべきであると首尾よく主張し、当社に追加の義務を首尾よく課す可能性があり、かかる評価、義務、不正確さは当社の事業、財務状況、経営成績に悪影響を及ぼす可能性がある。***

売上税、使用税、付加価値税、商品・サービス税、事業税、総収入税等の非所得税または間接税の、当社のような企業への適用は、複雑かつ進化し続ける問題である。これらの税金を課す基本的な制定法および規則の多くは、インターネットおよび電子商取引の導入および拡大より前に制定されたものである。適用ある納税義務を評価するためには、重要な判断が継続的に行われる必

要があり、故に、計上された金額は推定値であり調整される可能性がある。多くの場合、新規および既存の法令が当社の事業や地域の商取引プラットフォーム一般にどのように適用されるかが明確ではないため、最終的な税務判断は不確実である。

さらに、政府は歳入を増やす方法の模索を強化しており、間接税を含む税収増加のための税制改革やその他の立法措置が議論されている。かかる税金は、当社の財務状況および経営成績に悪影響を及ぼす可能性がある。

当社は、米国ならびにカナダおよびオーストラリア等の当社が事業を行う海外の管轄区域において、給与税、売上税、使用税、付加価値税、商品・サービス税などの間接税の対象となっており、米国および海外のさまざまな管轄区域において、様々な間接税の監査を受ける可能性がある。一部の管轄区域においては、当社は間接税を徴収し、支払っている。しかし、税務当局は、当社の税金の計算、申告、徴収について疑問を呈するかまたは異議を訴えるかまたは合意しない可能性があり、当社が現在徴収していない管轄地域で税金を徴収するよう要求するか、追加の税金や利息を支払うよう要求するかまたは関連する違約金および手数料を課す可能性がある。1 つまたは複数の税務当局が、当社が現在徴収していない管轄地域における徴税、または当社が現在徴税している管轄地域における追加徴税を首尾よく要求できた場合、過去の売上に対する税金を含む多額の納税義務ならびに違約金および利息が発生する可能性があり、加盟店、消費者、ダッシャーが当社製品を利用しなくなる等、当社の事業、財務状況および経営成績に悪影響を及ぼす可能性がある。また、当社が税金を徴収して適切な当局に支払っている管轄地域においても、当該税金を正確に計算、徴収、申告および支払いできない可能性がある。さらに、加盟店が増税分を消費者向けの価格に転嫁することを試みた場合、受注数が減少する可能性がある。当社は、過去に発生した可能性のある納税義務の支払いの可能性に備えて連結財務諸表に引当金を計上しているが、これらの負債が引当金を上回った場合、当社の財務状態に悪影響を及ぼす可能性がある。

州の税法上、当社は売上税を徴収し、特定の州に直接支払う責任があるとみなされる可能性がある。これらの税金に対する当社の責任は、過去の売上に適用される可能性があり、当社のプラットフォーム上で請求された商品の費用または手数料に適用される可能性がある。当社が売上税、使用税、その他の税金を追加で徴収すべきであるとの主張またはこれらの税金を州に直接支払ったりするとの主張がとおった場合、過去の売上に対する多額の納税義務や追加の事務費が発生する可能性がある。また、これらの税金は、当社のプラットフォームを利用する消費者の費用を増加させる可能性がある。上記のいずれの場合も、当社の事業、財務状況および経営成績に悪影響を及ぼす可能性がある。

さらに、1 つまたは複数の州、地方自治体、その他の課税当局が、当社のような企業に追加の申告義務、記録義務、または間接税徴収義務を課そうと試みる可能性がある。例えば、米国およびその他の国の課税当局は、電子商取引プラットフォームをインターネット上で行われる取引に対する間接税の計算、徴収および支払いの手段と見做しており、関連法案を検討している。サウスダコタ州対ウェイフェア・インクの連邦最高裁判決を受けて、一部の州では、オンラインで販売された商品に対する税金の申告、徴収または支払いを義務付ける法律が制定された。税金の申告または徴収を義務付けると、加盟店、消費者、ダッシャーの活動が低下する可能性があり、これは当社の事業に悪影響を及ぼす。かかる新しい法律には、税金の計算、徴収および支払い、ならびに監査の要求に関連する費用が含まれ、遵守するために当社またはダッシャーは多額の費用を被る可能性があり、その結果、当社の提供するサービスの魅力が低下し、当社の事業、財務状況および経営成績に悪影響を及ぼす可能性がある。

また、米国および一定の外国の管轄区域では、一般的に支払人は支払先の納税者情報を入手することおよび無関係な団体への支払いを政府に申告することが税規則で義務付けられている。特定の状況下において、このような義務に従わなかった場合、当社は罰金を科されるか、またはダッシャーおよび加盟店への支払額の一定割合を源泉徴収し、課税当局に支払う義務を負う可能性がある。ダッシャーおよび加盟店の数の多さ、ならびにそれぞれに支払われる金額により、これ

らの申告義務に関する処置の不履行を適時に是正できない場合には、当社に財務上の責任やその他の結果を生じさせる可能性がある。
　これらの要因およびその他の要因により、最終的に課される納税義務額が当社の連結財務諸表に計上されている金額と異なる可能性があり、かかる差異は、将来的に納税義務の見積りを変更するかまたは最終的な納税結果が確定する際に当社の経営成績に悪影響を及ぼす可能性がある。

***当社は、予想以上の税負担にさらされる可能性がある。***

　当社は、米国および特定の外国の管轄区域において法人税を課されている。当社の実効税率は、法定税率が異なる国における収益と損失の構成比の変化、損金不算入となる特定の費用および繰延税金資産の評価により、悪影響を受ける可能性がある。当社の実効税率の増加は、収益性の低下または損失の拡大につながる。
　当社が当社の国際的な事業活動の規模を拡大するにつれ、これらの活動に対する米国または外国の税制のいかなる変更も、当社の全世界における実効税率が上昇し、当社の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。
　さらに、当社および当社の子会社が得る収益は、当社または適用ある子会社が設立または組織された管轄区域および当該収益の源泉である管轄区域など、複数の管轄区域における課税の対象となる可能性がある。これにより、適用ある米国内外の法律または適用ある租税条約の下で救済が得られない場合には、二重課税となる可能性がある。二重課税となった場合、当社の経営成績に影響を与える可能性がある。
　当社は、所得税、雇用税、売上税およびその他の税務上の問題について、連邦、州、地方および外国の税務当局による調査を受けており、今後も受ける可能性がある。当社はこのような調査により不利な結果が生じる可能性や、当社の税金に対する引当金の適切性を定期的に評価しているが、このような引当金が十分であるという保証はなく、また、税務当局による決定が当社の事業、財政状態および経営成績に悪影響を及ぼさないという保証はない。雇用税および売上税に関する特定のリスクについては、「*米国のダッシャーが連邦法または州法の下で従業員として再分類された場合、当社の事業、財務状況、経営成績に悪影響を及ぼす可能性がある。*」および「*課税当局は、売上税、使用税、総収入税、付加価値税またはその他の類似の税金または源泉徴収税を適切に徴収もしくは支払っていないかまたは将来的に徴収もしくは支払うべきであると首尾よく主張し、当社に追加の義務を首尾よく課す可能性があり、かかる評価、義務、不正確さは当社の事業、財務状況、経営成績に悪影響を及ぼす可能性がある。*」に詳細が記載されている。
　また、採択された場合に当社の国内および国際事業に対する課税強化につながり得る、法人税制に関する複数の改正を提案したバイデン政権の下で提案されている米国税制改革により、更なる規制または立法上の進展が生じる可能性がある。いかなる変更が実施されるか、また、当社の事業および業績に与える影響については、不確実である。

***当社は、当社の繰越欠損金およびその他の租税属性を利用することが制限される可能性がある。***

　2021 年 12 月 31 日現在、当社は、将来の課税所得を減少させるために利用可能な連邦政府および州政府の繰越欠損金（以下「***NOLs***」という。）をそれぞれ 41 億ドルおよび 33 億ドル累積しているが、その一部は連邦政府の場合は 2036 年に、州政府の場合は 2024 年に期限を迎える。NOLs の期限前に当社が NOLs を使用することにより課税所得が少しも得られないまたは全く得られない可能性がある。内国歳入法第 382 条および第 383 条の規定により、企業が「所有権変更」を行った場合、かかる企業が変更前の NOLs および研究開発税額控除を含むその他の租税属性を用いて変更後の所得を相殺することを制限される可能性がある。一般的に「所有権の変更」は、「5%の株主」による当社の所有権が、3 年間連続で 50 パーセント・ポイントを超えて累積的に変更された場合に発生する。州の税法でも、同様の規則が適用される。当社が将来の課税所得および負債を減少させるために NOLs および研究開発繰越税額控除を含むその他の租税属性を利用する能力は、

過去の所有権変更および将来起こりうる所有権変更の結果、毎年制限を受ける可能性がある。当社は、将来 NOLs を利用する前に、内国歳入法第 382 条に基づく制限があるか否かを決定する。

適用ある法律もしくは規制の変更（特定の管轄区域による NOLs およびその他の租税属性の使用停止（COVID-19 のパンデミックによる財政への影響に対処するための追加収入を得ることを目的とし、場合によっては遡及して適用される場合を含む。）など）またはその他の予期せぬ理由により、当社の既存の NOLs およびその他の租税属性の失効、あるいは将来の法人税債務を相殺できなくなるリスクもある。これらの理由により、当社は当社の NOLs やその他の租税属性の利用による税効果を実現できない可能性がある。

***当社の事業は、労働者の分類、ダッシャーへの支払いならびに価格設定および手数料に関するものを含む、米国および外国の様々な法律および規制の対象となっているが、その多くは未確定で現在も発展途上にある。このような法律および規制に従わなかった場合、当社へのクレームの対象となったり、あるいは当社の事業、財政状態または経営成績に悪影響を及ぼし、また、当社が法的要求を受ける可能性がある。***

オンデマンド・ローカル商取引業界および当社のビジネス・モデルは、比較的初期の段階にあり、急速に発展している。当社は、米国およびその他の管轄区域において、労働者区分、ダッシャーへの支払いならびに価格設定およびコミッションに関するものを含む様々な法律の適用対象であるか、または今後対象となる可能性がある。労働者区分またはより一般的に当社プラットフォーム上の当社とダッシャーとの関係（例えば、ダッシャーへの支払い、保険の加入義務その他の当社とダッシャーとの関係）、労働および雇用、差別の禁止、食品安全、アルコール飲料およびその他の規制の厳しい商品、オンラインでのクレジットカード決済、チップ、価格設定およびコミッション、テキスト・メッセージ、会員制サービス、知的財産、データ保持、プライバシー、データセキュリティ、消費者保護、身元調査、ウェブサイトおよびモバイル・アプリケーションのアクセシビリティならびに税金などの問題を管理する法律、規制および基準はしばしば複雑であり、また改正が行われ、、さらに多くの場合、具体性に欠けるため、様々な解釈を受けることがある。これらの法律の適用範囲および解釈ならびに当社に適用されるかどうかは不確実であることが多く、州法と連邦法の間、個々の州の間ならびに市および自治体レベルでも基準および解釈が異なるなど、矛盾が生じる可能性がある。そのため、実際の運用においては、司法判断、または連邦、州および地方の行政機関などの規制・管理機関による新たなガイダンスまたは解釈によって、時間の経過とともに変化または発展する可能性がある。当社は、当社のプラットフォームが米国および国外の管轄区域（カナダおよびオーストラリアを含む。）で広く確実に利用できるよう、州政府および地方自治体ならびに規制機関と積極的に協力している。

さらに、オンラインサービスの提供者がユーザーおよびその他の第三者の活動に対して負う可能性のある責任に関する法律は、検索された素材、投稿された広告またはユーザーが提供したコンテンツの性質や内容に基づく、プライバシー侵害およびその他の不法行為、不正競争、著作権および商標権の侵害ならびにその他の理論に基づく訴訟を含む多くの請求によって現在試されている。加えて、米国の連邦および州レベルの規制当局は、当社の事業に適用される可能性のある、プライバシーおよびその他の問題に関する多くの立法・規制案を検討している。また、当社は 2021 年 11 月にドイツで事業を開始したこともあり、当社の事業が成長および発展し、当社のサービスがより多くの地域で利用されるようになるにつれて、当社は新たな管轄区域における法律および規制の適用を受ける可能性もある。既存の法律が当社の事業にどのように適用されるか、また、新たに適用される可能性のある法律を予測することは困難である。

最近の金融、政治およびその他の情勢により、大企業、テクノロジー企業全般および独立請負業者と取引を行う企業に対する規制当局の監視レベルが上昇する可能性がある。規制当局および行政機関は、当社の事業に不利な新しい法律の制定または新しい規制の公布を行う可能性があり、また、過去と異なる方法もしくは当社に不利な方法での問題の認識、法律および規制の解釈をする可能性がある（雇用に関連する法律の改正や、当社のような企業が加盟店と合意するコミッシ

ョンまたは消費者に請求する手数料に対して規制もしくは上限を設けることを含む。)。例えば、COVID-19のパンデミックに関連して、カリフォルニア州の多くの管轄区域を含む、米国内の50を超える管轄区域で、ローカル商取引プラットフォームに対する一時的な価格統制が実施された。さらに、カリフォルニア州サンフランシスコ、ニューヨーク州ニューヨーク、ペンシルバニア州フィラデルフィアおよびミネソタ州ミネアポリスを含む、一部の管轄区域では恒久的な価格統制が制定されている(ただし、後者2つの管轄区域の価格規制は、特定の条件を満たす場合には適用されない。)。当社は、サンフランシスコおよびニューヨークの価格統制が、それぞれの管轄区域の警察権を超えた違憲行為であるとして、訴訟を提起した。その他の管轄区域においても、ローカル商取引プラットフォームの価格統制を実施するための立法提案がされており、当社は、今後もこのような提案がされるものと予想している。これらの価格統制は、過去においても、また将来においても、当社の経営成績に悪影響を及ぼす可能性がある。また、これらの価格統制は、当社が消費者に請求する料金を増加させる原因となっており、将来的にもその可能性があるが、当社は、価格統制に関連して、消費者に請求する料金を明確に制限または禁止している複数の管轄区域を認識しており、これにより当社のコストがさらに増加する可能性がある。さらに、特定の管轄区域では、当社が当社のプラットフォーム上で消費者に請求する料金の当該増加分を分類または徴収する方法に異議を唱える可能性がある。例えば、シカゴ市は、このような料金は消費者を混乱させるおよび/または誤解を招く恐れがあるとして、異議を唱えた。当社が事業を展開しているいくつかの管轄区域では一時的な価格統制は終了しているが、COVID-19のパンデミックが継続していることから、当社は、既存の価格統制は短期的には継続し、当社が事業を展開している他の管轄区域でも同様の価格統制が実施されるものと予想している。これらの事象のいずれかが発生した場合、またはCOVID-19のパンデミックが収まった後も価格統制が継続された場合、当社の事業、財政状態および経営成績にさらに悪影響を及ぼす可能性がある。また、規制当局の監視または措置により、当社は、管轄区域ごとに異なる義務または相反する義務が課される可能性があり、当社の事業運営に追加的な課題が生じることになる。

当社の成功または成功したと思われること、および知名度の向上により、当社のビジネス・モデルを否定的に受け止めている一部の事業者が、現地の政策立案者および規制当局に懸念を表明する可能性もある。これらの事業者およびその業界団体グループまたはその他の組織は、当社が市場に参入している、または参入を目指している管轄区域における法律および規制制度の策定に関して、当社の事業ならびに加盟店、消費者およびダッシャーが当社のプラットフォームを利用することに悪影響を与えたり、妨げたりするような方法で法律かかる規制制度を変更するために、行動を起こし、多大な資源を投入する可能性がある。当社がこれらの法律または規制を遵守できない場合、または、これらの法律または規制の下で当社が責任を負うことになった場合(当社が現時点では予測できない将来の法律または義務を含む。)、当社は悪影響を受ける可能性があり、この責任にさらされることを軽減するために新たな対策を講じることを余儀なくされる可能性がある。当社はこれにより、多額の資源を費やしたり、特定のサービスまたはプラットフォームの機能を中止したりする必要が生じ、当社の事業に悪影響を及ぼす可能性がある。適用される法律および規制を遵守しなかった場合、当社は、クレームおよびその他の法的・規制的手続き、罰金またはその他のペナルティ、刑事・民事手続き、重要な資産の没収、ならびにその他の執行行為の対象となる可能性がある。さらに、訴訟および立法案の結果、責任問題に注目が集まると、当社の評判に悪影響を与えたり、あるいは、当社の事業成長に影響を与えたりする可能性がある。このような潜在的な責任を回避または軽減するために発生するあらゆる費用も、当社の事業、財政状態および経営成績に悪影響を及ぼすことが予想される。

***当社は、米国および国際的な様々な汚職防止法ならびにその他の贈賄禁止および反キックバックに関連する法律の規制を受けている。***

当社は、1977年に改正された米国海外腐敗行為防止法(以下「*FCPA*」という。)、ならびに当社が事業を行っている国内外の管轄区域におけるその他の汚職防止法、贈賄禁止法およびマネーロ

ンダリング防止法の適用を受けている。これらの法律は一般に、当社および当社の従業員が、事業の獲得もしくはその維持、あらゆる者に対する事業の指示またはいかなる不適切な利益の取得のために、政府役人または商取引関係者に不適切な影響を与えることを禁止している。FCPA ならびにその他の適用される贈賄禁止法および汚職防止法は、当社のために活動する当社の第三者のビジネス・パートナー、代表者および代理人が行った汚職および贈賄行為に対しても、当社に責任を負わせる可能性がある。当社および当社の第三者のビジネス・パートナー、代表者および代理人は、政府機関もしくは国有団体または関連団体の役人および従業員と直接または間接的に交流することがあり、当社がそのような活動を明示的に許可していない場合においても、これらの第三者のビジネス・パートナーおよび仲介者ならびに当社の従業員、代表者、請負業者および代理人が行った汚職またはその他の違法行為に対して責任を負う可能性がある。これらの法律は、当社が正確な帳簿および記録を保持し、このような行為を防止するために設計された内部統制およびコンプライアンスの手続きを維持することも要求している。当社はこれらの法律の遵守に対処するための方針および手続きを定めているが、当社の従業員および代理人が最終的には当社がその責任を負うことになる当社の方針または適用される法律に違反する行為を行わないことを保証することはできない中、当社の国際的なプレゼンスが拡大し、国外の管轄区域での売上および業務が増加するにつれて当社がこれらの法律違反にさらされる可能性は高まっている。FCPA またはその他の適用される贈賄禁止法、汚職防止法およびマネーロンダリング防止法に違反するいかなる場合にも、内部告発、マスコミによる有害な報道、調査、多額の弁護士費用の賦課、輸出特権の喪失、厳しい刑事・民事制裁または米国政府との契約の停止もしくは剥奪、経営陣の注意の大幅な転換、当社の株価の下落もしくは当社の事業全体への悪影響などが発生し、これらすべてが当社の評判、事業、財政状況および経営成績に悪影響を及ぼす可能性がある。

***インターネット、モバイル機器および電子商取引に対する政府の規制は進化しており、好ましくない変化があれば、当社の事業、財務状態および経営成績に大きな悪影響を及ぼす可能性がある。***

当社は、一般的なビジネス関連の規制および法律に加え、インターネット、モバイル機器および電子商取引に特化した連邦および州の規制や法律の影響を受けており、これらは常に進化している。既存および将来の法規制またはその変更は、インターネット、モバイル機器、電子商取引またはその他のオンラインサービスの成長の妨げ、オンラインサービスの提供コストの増加、当社のビジネス慣行の変更の要求またはコンプライアンスコストもしくはその他のビジネスコストの増加となる可能性がある。進化し続けるこれらの規制や法律は、税制、関税、ユーザーのプライバシー、データ保護、価格設定および手数料、コンテンツ、著作権、配信、ソーシャルメディア・マーケティング、広告手法、懸賞、モバイル、電子契約およびその他の通信、消費者保護、ブロードバンド住宅用インターネット・アクセス、サービスの特性および品質などを対象とする場合がある。また、財産の所有権、売上・使用・その他の税金、名誉毀損、個人のプライバシーなどの問題を規定する既存の法律が、インターネットや電子商取引にどのように適用されるかは明らかではない。また、当社が国際的に事業を拡大していく中で、海外の政府機関が当社のモバイル・アプリケーションやウェブサイトで利用可能なコンテンツの検閲を求めようとするまたは当社のモバイル・アプリケーションやウェブサイトへのアクセスを遮断しようとする可能性がある。当社がこれらの法律や規制を遵守できない場合または遵守できていないとみなされた場合には、当社の評判やブランドの低下、事業の損失、政府機関やその他の者による当社への訴訟手続きや行為などが発生し、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***個人情報保護もしくは個人に関するデータの保護・移転に関する法律もしくは規制の変更または当社がかかる法律や規制もしくは個人情報保護や個人に関するデータの保護・移転に関するその他の義務に従わない場合、当社の事業に悪影響を及ぼす可能性がある。***

当社は、当社プラットフォーム上のユーザーに関連する大量の個人データおよび当社の従業員などの個人に関連するその他の個人データを受信、送信および保管している。カリフォルニアオ

ンラインプライバシー保護法、個人情報保護法および電子文書法等、多くの地方、自治体、州、連邦、国際的な法律および規制がプライバシーや特定の種類のデータの収集、保存、共有、使用、開示、保護に対応している。これには、スパム対策（CAN-SPAM）法、カナダスパム対策法、オーストラリアプライバシー法、EU 一般データ保護規則（以下「*GDPR*」という。）、1991 年電話消費者保護法（以下「*TCPA*」という。）、連邦取引委員会法第 5 条およびカリフォルニア州消費者プライバシー法（以下「*CCPA*」という。）などが含まれる。これらの法律、規則および規制は頻繁に進化しており、新しい法律、既存の法律の改正および施行の変更などによってその範囲が継続的に変更される可能性があり、管轄区域ごとに一貫性が無い可能性がある。

米国において、2020 年 1 月 1 日に施行された CCPA は、カリフォルニア州の消費者への情報開示を義務付け、カリフォルニア州の消費者の個人情報を取り扱う事業者に義務を課すとともに、かかる消費者に特定の個人情報の販売を拒否する権利を含む新たな権利を与えている。CCPA は、個人情報の紛失につながる特定のデータ侵害に対し、1 回の違反につき 7,500 ドルまでの罰金および私的権利を規定しており、データ侵害訴訟の可能性およびそれに関連するリスクを高める可能性がある。

CCPA は引き続き進化しており、当社はデータ処理慣行および方針の変更を要求され、さらなる規制上または運営上の負担にさらされる可能性がある。また、カリフォルニアプライバシー権法（以下「*CPRA*」という。）がカリフォルニア州の有権者に承認され、CCPA が大幅に修正されたため、さらなる不確実性が生じ、遵守のために追加のコストおよび費用が必要になる可能性がある。CPRA は、2022 年 1 月 1 日現在、個人情報に関する義務を発生させた。他の州でも同様の個人情報保護法が制定または提案されている。例えば、バージニア州では 2021 年 3 月に消費者データ保護法が制定され、2023 年 1 月 1 日に施行される予定であり、コロラド州ではコロラドプライバシー法が制定され、2023 年 7 月 1 日に施行される予定である。ユタ州では、2022 年 3 月にユタ消費者プライバシー法が制定され、2023 年 12 月 31 日に施行される予定である。これらすべての法律が CPRA とは異なる。他の州の議会でも同様の法律が検討されている。この法律およびその他の提案された法律により、さらなる複雑さ、要件の変化、制限および潜在的な法的リスクが加わり、コンプライアンス・プログラムへのリソースの追加投資が必要となり、戦略およびデータの有用性に影響を与え、コンプライアンス費用の増加または事業慣行および方針の変更につながる可能性がある。さらに、50 州すべてが、個人データに関連するセキュリティ侵害について、影響を受ける個人、州職員、その他に対して通知を行う義務を含む法律を有している。

さらに、当社の国際的な事業展開に伴い、他の国の個人情報保護法の適用を受ける可能性がある。例えば、2021 年 11 月のドイツでの事業開始に伴い、当社は、個人データの処理に関する厳格な要求を課している GDPR の適用を受けることになった。EU 加盟国は、GDPR の要件に追加または解釈する法律を制定しており、当社の義務および当該義務に対する潜在的責任を拡大する可能性がある。その他の要件の中で、GDPR は、GDPR の対象となる個人データの米国および当該個人データに適切な保護を提供していないその他の国への転送を規制している。GDPR は、また、データ主体の管理を強化し（例えば、「忘れられる権利」）、データ主体のデータポータビリティを向上させ、データ侵害通知要件を設けている。違反した場合、20 百万ユーロまたは全世界の収益の 4%のいずれか大きい金額の罰金および個人データの処理に対する差止命令を含む、多額の罰則が科せられる。当該罰則は、顧客およびデータ主体による民事訴訟請求に追加される。

法律および規制に加え、当社は、カード所有者情報のセキュリティを確保するための特定の措置を企業が採用することを求める、Payment Card Industry Data Security Standard などの業界基準に準拠している。当社は、プライバシー、データ保護、情報セキュリティもしくは消費者保護に関連する法律、規制もしくはその他の法的義務の不遵守または当社の事業の運営の一環として当社が保管もしくは取り扱うデータの損失、利用不能もしくは不注意もしくは不正な使用、修正、開示もしくはその他の処理に係る費用または結果について、第三者を補償し、免責する契約上の義務を負う場合がある。

当社は法律、規制、業界標準または契約上の義務によって課されるプライバシー、データ保護および情報セキュリティの基準やプロトコルを遵守するため、多額の費用を負担しており、今後も負担する可能性がある。特に、CCPA、CPRA および GDPR などの法規制は、新しく比較的負担の大きい義務を課すものであり、また、これらの法規制やその他の法規制の解釈や適用については大きな不確実性があるため、それらの要件に対応し、当社の方針および慣行に必要な変更を行う上で困難に直面する可能性があり、そのために多額のコストおよび費用が発生する可能性がある。

さらに、当社の成功は、ダッシャー、販売業者、消費者およびその他の個人に関するデータにアクセスし、収集し、利用する当社の能力に依存している部分もある。「クッキー」などのトラッキング技術の使用がさらに制限、規制またはブロックされる場合、当社が収集するインターネットユーザー情報の量または正確性が低下し、当社の事業および経営成績に損害を与える可能性がある。連邦、州および外国の政府当局は、行動広告およびその他の目的のためのオンライン・トラッキングの実施に内在するプライバシーへの影響について、引き続き評価を行っている。米国および海外の管轄区域では、企業が電子追跡ツールを使用または当該ツールで収集したデータを使用する前に必要とされる消費者への通知や同意のレベルを規制するなど、企業および個人がこれらの活動に従事する能力を大幅に制限する可能性のある法律または規制が制定され、検討され、または現在検討されている。例えば、欧州委員会は、現行の ePrivacy 指令に代わる、プライバシーおよび電子通信の規制（以下「***ePrivacy 規制***」という。）として知られる規制案を提案している。採択された場合、発効は最短で 2023 年となり、インターネット上のサービスやクッキーなどのトラッキング技術の使用に広範な影響を及ぼす可能性がある。当社は、ePrivacy 規制および国内実施法が制定された場合、その要件に対応するための追加費用が発生すると見込んでいる。また、2022 年 1 月 13 日、オーストリアのデータ保護当局は、ウェブサイト運営者がグーグル・アナリティクスならびにその他の分析およびトラッキングのツールを使用して個人データを収集し米国に転送することは、GDPR に違反するという決定を発表した。2022 年 2 月 10 日、フランスのデータ保護当局は、同局も同様の決定を下したとのプレスリリースを発表した。EU 内の他のデータ保護当局も、オンライン・トラッキング・ツールの使用にますます注目しており、同様の決定を下す予定であることを示唆している。EU に加え、他の規制当局もオンライン行動広告エコシステムに関連する要件の遵守にますます重点を置くようになっている。例えば、CCPA は、カリフォルニア州の消費者に対し、企業が広告目的で金銭またはその他の価値ある対価と引き換えに個人情報を共有することを拒否する権利を認めている。さらに、消費者向けデバイスおよびウェブブラウザのプロバイダーの中には、インターネットユーザーがトラッキング技術をブロックしたり、特定の活動に対してユーザーに新たな許可を要求したりすることを容易にする手段を導入しているものもあり、これが広く採用されれば、そうした慣行や技術の有効性を大幅に低下させる可能性がある。例えば、Apple は 2021 年 4 月に iOS のアップデートを導入し、ユーザーがより簡単にデバイス間でのトラッキング活動を拒否できるようにしたが、これは事業に影響を与え、今後も影響を与え続ける可能性がある。2022 年 2 月、Google は Android 端末全体でのトラッキング活動を制限するため、同様の制限を採用する予定であることを発表した。その結果、当社は、顧客の行動を判断し、顧客のオンライン体験をカスタマイズし、または顧客に対して効率的にマーケティングを行うための代替システムを開発しなければならない可能性がある。

当社は、プライバシー、データ保護および情報セキュリティに関連する適用法、規則およびその他の義務を遵守するよう努めているが、当社の法令の解釈、実務またはプラットフォームの解釈が、かかる法令、規則もしくは義務のすべての要件と矛盾する可能性またはこれらの要件を満たしていないもしくは満たしていないと主張される可能性がある。当社または当社のプラットフォーム上のベンダーおよび加盟店が、プライバシー、データ保護もしくは情報セキュリティに関する適用法またはその他の義務を遵守しない場合またはセキュリティが損なわれた結果、個人データもしくはダッシャー、消費者、その他の個人に関連するその他のデータへの不正アクセス、使用、公開、または前述のような障害または侵害のいずれかが発生したという認識は、当社の評判を低下させ、新規および既存のダッシャーならびに消費者が当社のプラットフォームを利用し

なくなる可能性がある。また、政府機関による罰金、調査または訴訟および個人的な請求や訴訟を引き起こす可能性があり、これらはいずれも当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。法的な異議申し立ての対象とならない場合でも、プライバシーに関する懸念の認識は、有効であるか否かにかかわらず、当社の評判およびブランドを傷つけ、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

*電話消費者保護法に違反して送信された不正なテキストメッセージに起因する訴訟のリスクに直面している。*

実際のまたは認識されたテキストメッセージの不適切な送信により、当社は、消費者保護法に関連した責任や請求などの潜在的なリスクを負う可能性がある。例えば、TCPA は、テレマーケティングおよび適切な同意を得ずに自動化された SMS テキストメッセージを使用することを制限している。これにより、当社に対する民事上の請求が発生し、また、将来的にも発生する可能性がある。テキストメッセージの配信に適用されるまたは適用される可能性のある法律の範囲および解釈は、継続的に進化・発展している。当社がこれらの法律または規制を遵守しない場合またはこれらの法律もしくは規制に基づいて責任を負うことになった場合、当社は直接的な責任を負い、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

*一般会計原則の変更が、当社の経営成績に悪影響を及ぼす可能性がある。*

一般会計原則は、米国財務会計基準審議会、証券取引委員会および適切な会計原則を公布・解釈するために設立された様々な機関による解釈の対象となる。これらの原則または解釈の変更は、当社の経営成績に重要な影響を及ぼす可能性があり、変更発表前に完了した取引の報告にも影響を及ぼす可能性がある。例えば、米国財務会計基準審議会は 2014 年 5 月に会計基準アップデート（以下「*ASU*」という。）第 2014-09 号「消費者との契約から生じる収益（トピック 606)」(以下「*ASC606*」という。)を発行し、既存のほぼすべての収益認識指針に取って代わった。また、米国財務会計基準審議会は 2016 年 2 月に ASU 第 2016-02 号「リース（トピック 842)」(以下「*ASC842*」という。）を発行し、リースの透明性と組織間の比較可能性を高めた。将来の会計原則または当社の会計方針の変更による影響を予測することは困難であり、そのいずれもが当社の経営成績に悪影響を及ぼす可能性がある。

ドアダッシュの第三者への依存に関するリスク

*当社は、事業に関連するリスクを保証するため、主に第三者の保険契約に依存している。当社の保険が当社の事業のニーズに対して不十分である場合または保険会社がその義務を果たせない場合、当社の事業が直面するリスクを軽減することができず、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。*

当社は、自動車損害賠償責任、雇用慣行賠償責任、労働者災害補償、事業中断、サイバーセキュリティおよびデータ侵害、犯罪、取締役および役員の賠償責任、ダッシャーに対する労働災害賠償責任、一般事業賠償責任など、事業に関連する様々なリスクをカバーする第三者保険に加入している。特定の事業に関連するリスクまたは当社の新サービスに関連する将来のリスクについては、保険に加入できないまたは加入しないという選択をする可能性がある。加えて、当社が加入する保険は、このような業務上のリスクまたは新サービスに関連するリスクを適切に軽減するために十分でない可能性があり、高額の保険料、自己負担金または免責金を支払わなければならない可能性がある。また、当社が加入する保険会社が債務超過に陥った場合、当社が支払うべき業務上の請求を支払うことができなくなる可能性がある。さらに、当社が加盟店と締結している契約の中には、当社が特定の種類の保険に加入することを要求しているものがあり、当社がかかる保険に加入し維持することができない場合、当社はこれらの加盟店契約の条件に違反することになる。

1つまたは複数のオペレーション関連の請求額が当社の適用される補償限度額を超えた場合、免責金、自己負担金または当社の保険子会社による支払いに関連して既に発生した金額に加えて、当社がその超過額を負担することになる。保険会社は多くの企業に対して保険料および免責金額を引き上げており、将来的にも引き上げを行う可能性がある。その結果、当社の保険料および賠償責任費用が増加する可能性があり、当社の保険契約の更新時や差替時に、免責金額および自己負担額の引き上げを決定する可能性もある。(i)請求単価、保険料または請求件数が過去の実績および補償限度額を大幅に超えた場合、(ii)補償限度額を超える請求が発生した場合、(iii)保険会社が保険金を支払わなかった場合、(iv)補償対象外の請求が発生した場合または(v)当社の免責金額または自己負担額の下での請求件数が過去の平均と異なる場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社は、加盟店およびダッシャーへの支払いを処理するために主に1社の第三者の決済代行会社に、また、消費者による決済を処理するために少数の第三者の決済代行会社に依存している。当社がかかる第三者との関係およびその他の支払いに関するリスクを管理できない場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。***

当社は、加盟店およびダッシャーへの支払いを処理するため、主に第三者の決済代行会社であるStripeに、また、消費者による決済を処理するために少数の第三者の決済代行会社(主にPayPal)に依存している。Stripe および PayPal とのそれぞれの商業契約に基づき、これらの会社は事前通知により当社との関係を終了させることができる。Stripeが当社との関係を終了した場合または商業的に合理的な条件での契約更新を拒否した場合、当社は代替の決済代行会社を探す必要があるが、同様の条件を確保できないまたは許容できる時間枠内でかかる決済代行会社を代替できない可能性がある。さらに、Stripeが提供するソフトウェアおよびサービスは、当社の期待を満たさない可能性があり、エラーまたは脆弱性を含んでいる可能性または侵害や機能停止が発生する可能性がある。これらのリスクにより、オンライン決済またはその他の支払取引を受け入れることができなくなる可能性または加盟店およびダッシャーに適時に支払いを行うことができなくなる可能性がある。これらのリスクが生じた場合、当社の事業は長期間にわたって中断され、当社のプラットフォームの利便性および魅力が低下し、適格な加盟店、消費者およびダッシャーを惹きつけて維持する能力に悪影響を及ぼす可能性がある。

消費者によるほぼすべての支払いは、クレジットカード、デビットカードまたは第三者の決済サービスを介して行われるため、当社は一定の規制を受け、詐欺のリスクにさらされている。当社は将来消費者に、新たな支払方法を提供する可能性があるが、その場合さらなる規制やリスクを伴う可能性がある。また、当社は、マネーロンダリング、送金、プライバシーおよび情報セキュリティなど、当社が消費者から受け入れる支払いに関連する他の多くの法律および規制の対象となる。当社が適用される法規制を遵守しなかった場合または遵守していないと主張された場合、当社はクレームおよび訴訟、規制当局による調査および手続き、民事もしくは刑事上の罰則、罰金または取引手数料の引き上げの対象となる可能性があり、オンライン決済またはその他のカード支払取引を受け入れることができなくなり、当社のプラットフォームの利便性や魅力が消費者にとって低下する可能性がある。また、当社は財務諸表の報告のためにStripeが提供するデータに依存しており、かかるデータに不正確な情報およびその他の誤りがある可能性がある。これらの事象のいずれかが発生した場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

さらに、当社が適用法で定義されている送金業者とみなされた場合、米国内の複数の当局および管理機関ならびに送金業者を異なる方法で定義する多数の州および地方機関が施行する特定の法律、規則および規制の対象となる可能性がある。例えば、特定の州では、送金業者として認定される者について、より広範な見解を持っている可能性がある。さらに米国外では、決済および金融サービスの提供に関連する追加の法律、規則および規制の対象となる可能性があり、当社が新たな管轄区域に進出した場合、当社の事業に適用される外国規制も同様に拡大することになる。

当社が適用される規制のもとで送金業者であることが判明し、当該規制を遵守していない場合、当社は、1 つまたは複数の管轄区域において、連邦もしくは州または地域の規制当局から罰金またはその他の罰則を課される可能性がある。罰金に加えて、適用される規則および規制を遵守しなかった場合の罰則には、刑事訴訟および民事訴訟、多額の資産の没収またはその他の強制措置が含まれる可能性がある。また、規制当局の監視の結果、ビジネス慣行やコンプライアンスプログラムの変更が必要になる可能性もある。

さらに、当社の主要な第三者の決済代行会社は、ペイメントカードネットワークが設定・解釈するペイメントカードネットワーク運営規則への準拠を要求している。ペイメントカードネットワークは、当社が一部のユーザーに特定のサービスを提供することを禁止する可能性のある新たな運用規則の採用または既存の規則を解釈もしくは再解釈する可能性があり、その導入に費用がかかる可能性または従うことが困難な可能性がある。当社がこれらの規則または規制に従わない場合、罰金および取引手数料の引き上げの対象となり、消費者からのクレジットカードおよびデビットカードによる支払いの受付能力またはその他の種類のオンライン決済を促進する能力を失う可能性があり、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。また、当社は、当社がこれらの規則に違反した場合、第三者の決済代行会社がペイメントカードネットワークから課される無効化、チャージバックおよび罰金を補償することに同意している。前述のリスクは、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社は、当社プラットフォーム上でユーザーにサービスを提供するために、主にアマゾン・ウェブ・サービスに依存しており、アマゾン・ウェブ・サービスの利用が中断または妨害された場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。***

当社は現在、クラウド・インフラストラクチャー・サービスを提供する第三者機関であるアマゾン・ウェブ・サービス（以下「*AWS*」という。）が提供する単一のデータセンターで、当社のプラットフォームをホストし、業務をサポートしている。当社は、当社が利用する AWS の施設の運営を管理していない。AWS の設備は、自然災害、サイバーセキュリティ攻撃、テロリストによる攻撃、停電および同様の事象または不正行為による損害や中断の影響を受けやすいものである。当社のプラットフォームが継続して中断することなく動作することは、当社の成功にとって極めて重要である。当社は、インフラの変更、人為的またはソフトウェアのエラー、ウェブサイトのホスティングの中断および容量の制約などの様々な要因により、サービスの中断、遅延、停止を経験しており、今後も経験することが予想される。さらに、AWS のサービスレベルの変更は、当社プラットフォームを利用するユーザーの要求を満たす当社の能力に悪影響を及ぼす可能性がある。当社プラットフォームの継続的および中断のない性能は当社の成功に不可欠であるため、システム障害が持続または繰り返された場合、当社のプラットフォームの魅力が低下することになる。当社が事業を拡大し、当社プラットフォームの利用が増加するにつれ、特に利用のピーク時に当社のパフォーマンスを維持・向上させることがますます困難になる可能性がある。これらの障害に起因する否定的な評判は、当社の評判およびブランドを傷つけ、当社のプラットフォームの利用に悪影響を及ぼす可能性がある。上記のいずれの状況または事象も、当社の評判およびブランドを傷つけ、当社プラットフォームの可用性または利用率を低下させ、短期的に収益の大幅な損失をもたらし、当社のコストを増加させ、新規ユーザーを獲得する能力を損ない、これらのいずれもが当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

AWS との商業契約は、AWS または当社によって終了されるまで有効である。AWS は、少なくとも 30 日前に当社に事前通知を提供することにより、その都合により契約を終了することができる。また、AWS は、契約の重大な違反があった場合、AWS が事前に書面で通知し、30 日間の治癒期間を設けることを条件に、正当な理由により契約を終了することができ、場合によっては書面通知により、直ちに契約を終了することができる。当社のプラットフォームは完全にクラウド上に構築されているが、当社は、商業的に合理的な条件で 1 社または複数の代替クラウド・インフラ・プロバイダーに移行できると考えている。AWS との契約が終了した場合またはクラウド・インフラ・

サービス・プロバイダーを追加した場合、新しいクラウド・インフラ・サービス・プロバイダーへの移行または追加に関連して、短期間に多額の費用または停止期間が発生する可能性がある。しかし、新しいクラウド・インフラ・サービス・プロバイダーへのかかる移行または追加により、長期的に当社の事業、財務状態または経営成績に大きな損害が生じるとは考えていない。

***当社はダッシャー候補を選別するため、第三者の身元調査機関に依存しており、かかる機関が正確な情報を提供できない場合または当社がかかる機関との取引関係を維持できない場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。***

適用法で認められている場合、当社は、適用法または当社の社内基準に従って当社のプラットフォームを使用する資格のない人を識別するために、潜在的なダッシャーおよび（場合により）既存のダッシャーの犯罪歴および／または運転歴を提供する第三者の身元調査機関に依存しており、かかる機関が契約上の義務、当社の期待または適用法または規制の要件を満たさない場合、当社の事業に悪影響を及ぼす可能性がある。第三者の身元調査機関が当社との関係を終了した場合または商業的に合理的な条件での当社との契約更新を拒否した場合、当社は代替プロバイダーを探す必要があるが、同様の条件を確保できない可能性または許容可能な時間内にかかるパートナーに取って代わることができない可能性がある。米国をはじめとする特定の管轄区域では、当社はこれらの管轄区域における単一の第三者の身元調査機関に依存している。当社が受け入れ可能な条件で代替となる第三者の身元調査機関を見つけられない場合、当社は潜在的なダッシャーを適時に採用することができず、その結果、当社のプラットフォームは潜在的なダッシャーにとって魅力的でなくなり、消費者の需要を満たすだけのダッシャーを見つけることが困難になる可能性がある。さらに、当社の第三者の身元調査機関が実施した身元調査が不正確である場合またはその他の点で当社の期待に沿わない場合、資格のないダッシャーが当社のプラットフォームで配送を行うことを許可される可能性があり、その結果、当社は加盟店および消費者の適切な保護または安全な環境の提供をできず、資格のあるダッシャーが誤って当社のプラットフォームから排除される可能性がある。例えば、当社には、当社プラットフォームを利用できないはずの犯罪歴を有するダッシャーがいたが、当社の経歴調査プロバイダーの 1 社により合格とされ、当社プラットフォームでの配送を許可したところ、彼はその後、当社プラットフォーム上で加盟店に人身事故を起こしたと主張された。不正確な身元調査の結果、当社の評判およびブランドが悪影響を受け、規制または訴訟の対象となる可能性がある。また、第三者による身元調査が行われた後にダッシャーが犯罪行為を行った場合、当社は当該犯罪行為を知らされず、当該ダッシャーが当社のプラットフォーム上で配送を継続することを許可される可能性がある。さらに、当社の第三者の身元調査機関が実施した身元調査が適用法上の要件を満たさない場合、当社は法的責任または否定的な評価を受ける可能性がある。

また、当社は、当社のプラットフォームを利用する潜在的および既存のダッシャーの身元調査に適用される数多くの法律および規制の対象となる。当社または第三者の身元調査機関が、適用法、規則および法令を遵守しなかった場合、当社の評判、事業、財務状態および経営成績に悪影響を及ぼす可能性があり、集団訴訟、集合訴訟またはその他の代表訴訟を含む法的措置を受ける可能性がある。例えば、当社は過去に、身元調査に関する通知要件に関連する訴訟および要求書の受領などの非重要な問題に直面した。また、国および地域の法律に基づき、特定の管轄区域で身元調査の資格認定プロセスが制限される場合があり、当社の第三者のサービス・プロバイダーが、かかる身元調査を適切に実施しない可能性または資格認定の判断に関連する可能性のある情報を開示しない可能性がある。

身元調査の基準を定めた規制がない管轄区域では、当社は身元調査の範囲と実施時期を決定する。適用法もしくは規制の下で実施が認められている範囲よりも範囲の狭い身元調査を選択する場合またはダッシャーが入社した後に追加の身元調査を行わない場合、将来的に否定的な評価を受ける可能性または訴訟の対象となる可能性がある。

安全性に関わる事故や、実際に起きたまたは認識されたプライバシーもしくはデータ・セキュリティの侵害またはその他のセキュリティ・インシデントなど、第三者の身元調査機関に関する否定的な報道は、当社の評判およびブランドに悪影響を与え、規制または訴訟の増加につながる可能性がある。前述のリスクは、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社は、当社プラットフォームのソフトウェアの一部について第三者に依存している。かかる第三者が、当社のプラットフォームの提供または当社による当該ソフトウェアの使用を妨害した場合、当社の事業に悪影響を及ぼす可能性がある。***

当社は、当社プラットフォーム用のソフトウェアの提供を特定の第三者に依存している。例えば当社は、当社のプラットフォームの機能に不可欠な地図機能にGoogleマップを使用している。したがって当社は、当社のプラットフォームまたは当社のプラットフォームを使用するダッシャーが採用するすべての地図機能を管理しておらず、かかる地図機能が信頼できない可能性もある。当社は過去にも第三者のソフトウェア・プロバイダーと紛争を起こしたことがあり、今後も起こす可能性がある。このような紛争に関連して、ソフトウェア・プロバイダーが当社との関係を終了させる場合または当社へのソフトウェア提供を制限した場合、当社のプラットフォームの可用性または利用が妨げられる可能性がある。当社が依存している第三者が、係争中であるか否かにかかわらず、当社およびダッシャーが使用している第三者のソフトウェアへのアクセスを停止した場合、当社が魅力的または合理的と考える条件で当該ソフトウェアへのアクセスを提供しない場合または当該ソフトウェアの最新バージョンを提供しない場合、当社は他から同等のソフトウェアを求める可能性があるが、当該ソフトウェアはより高価もしくは劣っているもしくは全く入手できない可能性があり、これらはいずれも当社の事業に悪影響を及ぼす可能性がある。

***当社は、当社が管理しない第三者のアプリケーションおよびサービス間でのプラットフォームの相互運用性に依存している。***

当社は、Stripe、Salesforce、Twilio、Wavefront、SnowflakeおよびOlo、GoogleマップおよびAWSなどの第三者提供サービスならびにその他の様々なベンダーとの統合を行っている。第三者のアプリケーション、製品およびサービスは常に進化しており、当社は、開発の変更後に第三者サービスとの互換性を確保するため、当社のプラットフォームを維持または修正できない可能性がある。さらに、当社のプラットフォーム上の競合他社または加盟店の中には、当社のプラットフォームと自社製品またはサービスとの相互運用性を阻害する可能性または当社のプラットフォームを運営および提供する能力および条件に、強いビジネス上の影響力を及ぼす可能性がある。当社のプラットフォームが進化するにつれ、当社が直面する競争の種類およびレベルは増加すると予想している。当社のプラットフォーム上の競合他社または加盟店が、当社のプラットフォームの機能もしくは性能を低下させた場合または当社にとって満足のいかない方法で技術、規格、使用条件の変更もしくは競合他社の製品もしくはサービスを優遇した場合、当社のプラットフォーム、事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社は、当社のアプリケーションを加盟店、消費者およびダッシャーに提供するために、モバイルOSおよびアプリケーションストアに依存している。当社がかかるアプリケーションストアにおいて効果的に運営できない場合、有利な掲載を受けられない場合またはモバイルOSプロバイダーがプラットフォームに変更を加えて当社の広告効果が低下した場合、当社の利用率またはブランド認知度が低下し、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。***

当社は、当社のプラットフォームを利用する加盟店、消費者およびダッシャーが当社のアプリケーションを利用できるようにするために、AndroidおよびiOSなどのモバイルOSならびにそれぞれのアプリケーションストアに一部依存している。かかるシステムおよびアプリケーションストアにおいて、当社のアプリケーションの機能を低下させる場合または競合他社のアプリケーシ

ョンを優遇するような変更があった場合、当社プラットフォームのモバイル機器での利用に悪影響を及ぼす可能性がある。かかるモバイルOSやアプリケーションストアが、当社のアプリケーションを加盟店、消費者およびダッシャーに提供することを制限または禁止した場合、当社のアプリケーションの機能を低下させる変更を行った場合、当社のアプリケーションの利用コストを増加させた場合、当社にとって満足のいかない利用条件を課した場合、当社に不利な方法で検索アルゴリズムまたは評価アルゴリズムを変更した場合またはかかるモバイル OS のアプリケーションストアにおける競合他社が当社のアプリケーションよりも目立つ場合、当社のユーザー数の増加が鈍化する可能性がある。当社のアプリケーションは過去にも変動を経験しており、今後も同様の変動が予想される。前述のリスクのいずれかが、当社のビジネス、財務状態および経営成績に悪影響を及ぼす可能性がある。

新しいモバイル機器およびモバイル・プラットフォームが発売された場合、特定のモバイル機器が当社のプラットフォームを継続的にサポートすることや、当社のアプリケーションのアップデートを効果的に展開することは保証されない。また、高品質のアプリケーションを提供するためには、当社のプラットフォームが様々なモバイル技術、システム、ネットワークおよび規格と効果的に連動するように設計されている必要がある。当社は、ユーザーの利便性を高めるようなモバイル業界の主要企業との関係を構築または維持できない可能性がある。当社のプラットフォームを利用している加盟店、消費者またはダッシャーが、モバイル機器上で当社のアプリケーションへのアクセスもしくは使用に困難を感じた場合または一般的なモバイル OS の変化に適応できない場合、当社のユーザー数の増加およびユーザーエンゲージメントに悪影響を及ぼすことが予想される。

さらに、Apple や Google などのモバイル OS およびブラウザのプロバイダーは、当社のようなアプリケーション開発者が、加盟店、消費者およびダッシャーを含む当社プラットフォームのユーザーに関する特定のデータを収集および利用する能力を制限する変更および今後の計画を発表した。例えば、Apple は、プライバシー慣行に関する消費者への情報開示について新たな要件を課し、また、特定の種類のトラッキングについてオプトインの同意を必要とする、アプリケーショントラッキングの透明性に関する新たな枠組みを導入した。2022 年 2 月、Google は Android 端末全体でのトラッキング活動を制限するための制限を採用する予定であることを発表した。これらの変更により、特定の広告チャネルのパフォーマンスの可視性が制限されるため、当社の広告およびプロモーションの効果に悪影響を及ぼしており、今後も影響を及ぼすと予想している。これらの影響を軽減できない場合、当社のプラットフォームにおける新規ユーザーの増加率および既存の消費者からの注文率が低下し、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***インターネットの検索エンジンは、当社のプラットフォームへのトラフィックを促進するが、当社が検索結果で目立つように表示されない場合、当社の新規消費者数の増加は減少し、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。***

当社の成功は、Google、Yahoo!および Bing などの検索エンジンにおける無料のインターネット検索結果を通じて消費者を引き付ける能力に一部依存している。検索エンジンから当社のプラットフォームに引き寄せられる消費者の数は、無料の検索結果で当社のウェブサイトがどのように、またどこに掲載されるかによって大きく左右される。これらの順位は多くの要因によって影響を受けるが、その多くは当社が直接管理できないものであり、頻繁に変更される可能性がある。例えば、検索エンジンは、ランキングのアルゴリズム、方法論またはデザインレイアウトを変更することがある。その結果、当社のウェブサイトへのリンクが十分に目立たず、当社のウェブサイトへのトラフィックを誘導できない可能性があり、また、その方法を知らないか、結果に影響を与える立場にない可能性がある。場合によっては、検索エンジン会社が、自社の競合製品もしくはサービスまたは競合他社の製品もしくはサービスを宣伝するような方法で、これらのランキングを変更する可能性もある。また、検索エンジンは、キーワードに、より積極的なオークション

価格方式を採用する可能性があり、その場合、当社に高い広告費用の発生または見込み消費者に対する当社の市場認知度の低下の可能性がある。当社のウェブサイトは、過去にも検索結果の順位が変動したことがあり、将来も同様の変動が予想される。当社のプラットフォームに誘導される消費者の数が減少した場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***本書およびS-4に含まれる一部の推定値および情報は、第三者情報源から得た情報に基づいており、当社はかかる情報源に含まれるデータの正確性もしくは完全性またはかかるデータの収集方法を独自に検証しておらず、かかる推定値および情報の実際のまたは認識された不正確さは、当社の評判を損ない、当社のビジネスに悪影響を及ぼす可能性がある。***

本書およびS-4に記載されている、当社が事業を行う業界および市場に関する一般的な予測、カテゴリー・シェア、市場機会および市場規模などの一部の推定および情報は、第三者プロバイダーから提供された情報にある程度基づいている。これらの情報には多くの前提および制限が含まれており、当社は、かかる第三者情報源からの情報は信頼できると考えているが、かかる第三者情報源に含まれるデータの正確性もしくは完全性またはかかるデータの収集方法について独自に検証していない。このようなデータまたは方法論に関して何らかの制限または誤りがあった場合、投資家がかかるデータまたは方法論を正確だと認識しなかった場合またはかかるデータや方法論に関して重大な不正確性を発見した場合、当社の評判、財務状態および経営成績に悪影響を及ぼす可能性がある。

### ドアダッシュの知的財産に関するリスク

***当社の知的財産を適切に保護できない場合、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。***

当社事業は当社の知的財産に依存しており、その保護はビジネスの成功に不可欠である。当社は、特許法、商標法、企業秘密法、著作権法および契約上の制限事項の組み合わせに依拠して、知的財産を保護している。さらに、当社に代わって知的財産を開発する従業員およびコンサルタントには秘密保持契約および発明譲渡契約の締結を、情報を共有する第三者には秘密保持契約の締結を求めることにより、当社の知的財産、技術および機密情報の保護を図っている。これらの契約は、当社の機密情報、知的財産または技術の不正使用または開示を効果的に防止できない可能性があり、当社の機密情報もしくは技術の不正使用もしくは開示または当社の知的財産の侵害が発生した場合、適切な救済策を提供できない可能性がある。当社が当社の所有権の保護に努めているにもかかわらず、権限のない第三者が当社のプラットフォームもしくはその他のソフトウェア、技術もしくは機能の一部の複製または当社が所有権を有すると考える情報を取得および使用することがある。また、権限のない者が、サイバーセキュリティ攻撃を含む様々な方法で当社の知的財産、機密情報および企業秘密の取得を試むまたはこれに成功する可能性があり、これらのデータを保護する法的またはその他の方法が不十分な可能性がある。また、適用ある法令により、当社の営業秘密およびその他の専有情報など、当社の知的財産の開示を余儀なくされる可能性がある。例えば、ニューヨーク市議会は、ニューヨーク市において当社のプラットフォームで注文を受けたレストランの加盟店に対して、顧客が拒否しない限り、氏名、電話番号、電子メールおよび配送先住所などの顧客データを提供することを当社に義務付ける法律を可決し、かかる法律は2021年12月に発効された。当社はこの法律に異議を唱える訴訟を提起しており、ニューヨーク市は訴訟の係属中は当社に対して法律を執行しないことに同意している。当社の訴訟が成功しなかった場合、この法律を遵守することにより、当社の知的財産に悪影響を及ぼす可能性または当社の評判もしくはブランドに損害を与える可能性がある。

当社は、米国、カナダおよびその他の管轄区域において、「DoorDash」という言葉を他の商標とともに商標登録している。競合他社は、当社と類似したサービス名を採用しており、今後も採用

する可能性があるため、当社のブランド・アイデンティティの確立が損なわれ、ユーザーの混乱を招く可能性がある。また、当社の商標に類似する他の商標の所有者から商号または商標権侵害の請求を受ける可能性がある。将来、当社の知的財産権を行使し、他者の所有権の有効性および範囲を判断するため、米国および海外の特許商標庁またはその他の政府当局および行政機関に対する訴訟または手続きが必要になる可能性がある。さらに、特許出願、商標登録またはその他の知的財産権の確保が適時に行われない可能性もある。当社の知的財産権を保護、維持または行使するための努力は、効果がない可能性があり、多額の費用や資源の流用が生じ、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***第三者による知的財産権侵害の主張は、多額の費用を発生させ、当社の事業、財務状態、経営成績および評判に悪影響を及ぼす可能性がある。***

当社は、知的財産権に関する訴訟が頻繁に発生する業界で事業を行っている。他の当事者は、当社が彼らの知的財産権を侵害していると主張しており、将来的にも主張する可能性がある。当社は多額の損害賠償の支払いや侵害しているとみなされた知的財産または技術の使用を中止させられる可能性がある。

さらに、第三者の知的財産権に関するその他の主張またはかかる主張に起因する請求が、当社の事業、財務状態および経営成績に重大な悪影響を及ぼすかどうかを予測することはできない。これらの主張および将来の侵害請求の防御は、有益であるか否かにかかわらず、または当社に有利に決定されたとしても、高額な訴訟費用および技術者ならびに管理者の人材の流用につながる可能性がある。さらに、紛争が不利な結果になった場合、当社は損害賠償金（故意に他者の特許権または著作権を侵害したと判断された場合は、3 倍の賠償金および弁護士費用を含む。）の支払い、他者の知的財産を組み込んでいるとされる製品の製造、ライセンスまたは使用の中止、製品の再設計のための追加開発資源の投入、必要技術の使用権を得るための不利なロイヤルティ契約またはライセンス契約の締結を求められる可能性がある。また、必要技術の使用権を得るため、不利な条件となる可能性のあるロイヤルティ契約またはライセンス契約を締結する必要がある可能性がある。いかなる場合においても、ロイヤリティの支払いや一時的な支払いを必要とする知的財産のライセンスが必要になる可能性がある。これらの問題が訴訟に至らない場合、当社に有利に解決された場合または多額の現金決済を伴わなかった場合でも、解決に必要な時間および資源は、当社の事業、評判、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社が事業で使用しているドメイン名を継続して使用できない可能性または第三者が当社のブランド、商標もしくはサービスマークを侵害する可能性またはこれらに類似したドメイン名の取得および使用を防止できない可能性がある。***

当社は、当社の事業で使用するまたは当社に関連するドメイン名を登録しており、最も重要なものは、www.doordash.com である。商標権の主張、登録更新の不履行またはその他の理由により、ドメイン名を使用する能力を失った場合、当社は新しいドメイン名で当社の製品を販売することを余儀なくされる可能性があり、当社に大きな損害を与えるまたは問題のドメイン名に対する権利を購入するために多額の費用が発生する可能性がある。また、米国外においては様々な理由により、好ましいドメイン名を取得できない可能性がある。さらに、競合他社などが当社と類似したドメイン名を使用することにより、当社のブランド認知度を利用しようとする可能性がある。当社は、第三者による当社のブランドまたは当社の商標もしくはサービスマークの侵害、類似またはその価値を低下させるようなドメイン名を取得および使用することを防止できない可能性がある。ドメイン名に関する当社の権利を保護、維持および行使するために訴訟が必要となる可能性があり、多額の費用および資源の投入が必要となり、ひいては当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社のプラットフォームには第三者のオープンソース・ソフトウェア・コンポーネントが含まれており、基礎となるオープンソース・ソフトウェア・ライセンスの条件に従わない場合、当社のプラットフォームを提供する能力が制限される可能性がある。***

当社のプラットフォームには、「オープンソース」ライセンスに基づき第三者の著作者から当社にライセンスされたソフトウェアモジュールが含まれている。オープンソース・ソフトウェアの使用および配布には、第三者の商用ソフトウェアの使用よりも大きなリスクが伴う可能性がある。一般にオープンソース・ライセンサーは、侵害申立またはコードの品質に関するサポート、保証、補償またはその他の契約上の保護を提供しないためである。さらに、当該ソフトウェアが一般に公開となることで、他者が当社のプラットフォームを侵害することが容易になる可能性がある。

オープンソース・ライセンスの中には、ライセンスされたソフトウェアの使用または修正方法によっては、ライセンスされたオープンソース・ソフトウェアに基づいて作成した修正物や派生物のソースコードを公開すること、ソースコードのさらなる修正および再配布を許可すること、ソースコードをわずかな費用または無償で提供することまたは当社の知的財産に対してその他のライセンスを付与することを要求する要件が含まれている場合がある。当社が当社独自のソフトウェアとオープンソース・ソフトウェアを特定の方法で組み合わせた場合、特定のオープンソース・ライセンスのもとでは、当社独自のソフトウェアのソースコードをオープンソース・ソフトウェア・ライセンスの利用規約に基づいて公開することが求められる可能性がある。これにより、競合他社がより少ない開発労力および時間で同様の製品の開発が可能となり、最終的に当社の競争優位性が失われる可能性がある。または、ソースコードの影響を受ける部分の公開を回避するため、追加ライセンスの購入、ソフトウェアの一部または全部を再設計するために多大な時間と資源の消費または懸念事項に適切に対処できるようになるまでソフトウェアの一部もしくは全部の使用または配布の中止の可能性がある。

当社はオープンソース・ソフトウェアの使用を監視するため、当社のプラットフォームが意図しない条件にさらされることを回避するための一定の方針および手順を設けているが、これらの方針および手順は、かかる条件のすべての検出または対処に有効でない可能性がある。さらに、多くのオープンソース・ライセンスの利用規約は、米国または外国の裁判所によって解釈されておらず、これらのライセンスが当社のプラットフォームを提供または配布する能力に予期せぬ条件または制限を課すような形で解釈される可能性がある。時折、オープンソース・ソフトウェアを自社のソリューションに組み込んでいる企業に対して、オープンソース・ソフトウェアの所有権を争う請求がなされることがある。その結果、当社は、当社がオープンソース・ソフトウェアであると考えるものの所有権を主張する当事者からの訴訟の対象となる可能性がある。当社がオープンソース・ソフトウェア・ライセンスの利用規約に違反したまたは完全に遵守しなかったとみなされた場合、当社は侵害責任またはその他の責任を負う可能性がある。また、経済的に実現不可能な条件で当社のプラットフォームの提供を継続するため第三者からの費用のかかるライセンスの要求、当社のプラットフォームの再構築、再構築が適時に達成できない場合の当社のプラットフォーム提供の中止または延期、当社専有コードのソースコード形式での一般公開の必要性が生じる可能性があり、これらのいずれもが当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

ドアダッシュの負債および流動性に関するリスク

***当社は、事業の成長を支えるため追加の資本を必要とする可能性があるが、この資本が受け入れ可能な条件で入手できない可能性がある。***

これまで当社は、主に株式の発行および営業活動から得た現金によって事業資金を調達してきた。成長する事業を支え、効果的な競争を行うためには、当社はプラットフォームへの大規模な投資を継続するための十分な資本を有している必要がある。当社は、事業の成長を支えるための投資を今後も継続する意向であるが、プラットフォームの新機能およびサービスの開発、既存プ

ラットフォームの強化、運営インフラの改善、補完的な事業および技術の買収など、事業上の課題に対応するために追加の資金が必要になる可能性がある。当社は、当社の運転資金が少なくとも今後 12 ヶ月間以降の予想される経営上のキャッシュのニーズを満たすと信じている。当社は、随時、資本支出、戦略的な構想または投資および当社の継続事業のための資金として、追加のエクイティ・ファイナンスまたはデット・ファイナンスを検討することがある。当社が将来、株式、株式連動証券または転換社債型新株予約権付社債の発行により追加資金を調達した場合、既存株主は大幅な希薄化を被る可能性があり、当社が発行する新規証券は、当社のクラス A 普通株式の株主よりも優れた権利、優先権および特権を有する可能性がある。当社は適宜資金調達の機会を検討しているが、資金調達を行う能力は、特に当社の開発努力、事業計画、営業成績および資金調達を行う時点での資本市場の状況に依存する。よって当社は、当社にとって有利な条件で追加の資金調達ができない可能性がある。必要なときに十分な資金を調達できないまたは満足のいく条件で資金を調達できない場合、事業の成長を継続的に支援する能力および事業上の課題に対応する能力が損なわれ、当社の事業、財務状態および経営成績に悪影響を及ぼす可能性がある。

***当社のリボルビング・クレジット・ファシリティには、財務制限条項および当社の行動に関するその他の制限が含まれており、当社の業務の柔軟性を制限する可能性または当社の経営成績に悪影響を及ぼす可能性がある。***

当社のリボルビング・クレジット・ファシリティの条件には、当社および子会社の能力を制限するいくつかの契約条項が含まれている。この条項により、当社および子会社は、追加債務の発生、先取特権の付与、他社との合併または統合、資産の実質的売却、配当金の支払、株式の償還および買戻し、投資、融資および買収ならびに関連会社との取引に従事する能力が制限されている。当社のリボルビング・クレジット・ファシリティの条件は、当社の現在および将来の事業活動を制限する可能性があり、当社の将来の事業活動または資金需要に対する資金調達能力に悪影響を及ぼす可能性がある。また、これらの契約条項の遵守により、潜在的な買収を含む事業戦略を成功させ、かかる制限を受けていない企業と競争することが困難になる可能性がある。

当社が信用契約に規定されている契約条項または支払要件を遵守しなかった場合、契約上の不履行が発生する可能性がある。この場合、貸し手は当社のリボルビング・クレジット・ファシリティに基づく追加融資のコミットメントを終了させ、未払い利息および手数料を含むすべての借入金残高が直ちに支払期日に達すると宣言する権利を付与される。リボルビング・クレジット・ファシリティに基づく債務が繰り上げられた場合、当社は債務を借り換えるための十分な現金を保有していないまたは債務の返済に必要な資産を売却するための十分な資金を調達できない可能性があり、その結果、当社の事業、キャッシュ・フロー、経営成績および財務状態に直ちに悪影響を及ぼす可能性がある。また、新たな資金調達ができたとしても、それが商業的に合理的な条件ではない可能性または当社にとって受け入れられる条件ではない可能性がある。なお、2022 年 3 月 31 日現在、リボルビング・クレジット・ファシリティから引き出された金額はない。

ドアダッシュクラス A 普通株式の保有に関するリスク

***ドアダッシュ普通株式のマルチクラス構造およびドアダッシュ共同創業者間のドアダッシュ議決権行使契約は、当社の共同創業者、最高経営責任者および当社取締役会会長であるトニー・シュー氏に議決権を集中させる効果があるが、これにより、当社の株主に提出される承認事項の結果に影響を与える投資家の能力が制限される。***

当社のクラス A 普通株式は 1 株につき 1 票、クラス B 普通株式は 1 株につき 20 票、クラス C 普通株式は法律で定められている場合を除き、議決権を有さない。ドアダッシュ共同創業者は、当社のクラス B 普通株式の発行済株式のすべてを保有している。2022 年 3 月 31 日現在、当社の共同創業者、最高経営責任者および当社取締役会会長であるトニー・シュー氏、当社の共同創業者、コンシューマーエンジニアリング責任者および当社取締役会のメンバーであるアンディー・ファ

ング氏、当社の共同創業者、ドアダッシュ Labs 責任者および当社取締役会のメンバーであるスタンリー・タン氏は、合計で当社の発行済株式の 65%の議決権を保有している。この議決権は、ドアダッシュ共同創業者が未払いの株式報酬（ドアダッシュの IPO 前にドアダッシュ共同創業者に付与された株式報酬が含まれ、また、各ドアダッシュ共同創業者は、クラス A 普通株式を購入するためのオプションの行使または当社のクラス A 普通株式に関連するドアダッシュ RSU の権利確定および決済により受領した当社のクラス A 普通株式を、同等の当社のクラス B 普通株式と交換するよう当社に要求する権利（義務ではない。）を有する株式交換権契約の対象となるものである。）を行使または権利確定させることで、時間の経過とともに増加する可能性がある。2022 年 3 月 31 日現在、ドアダッシュ共同創業者が保有する当該株式報酬（2020 年 11 月に当社の CEO に付与されたドアダッシュ RSU を含む。）がすべて行使された場合または権利確定し当社のクラス B 普通株式に交換された場合、ドアダッシュ共同創業者は合計で当社の発行済株式の 75%の議決権を保有することになる。また、ドアダッシュ共同創業者は、ドアダッシュ議決権行使契約を締結しており、これにより、シュー氏は、株主が議決権を行使すべきすべての事項について、自らの裁量で、ファング氏およびタン氏ならびにそれぞれの許可された事業体および許可された譲受人が保有する当社のクラス B 普通株式の議決権行使を指示し議決権を行使する権限（および取消不能な委任状）を有することになる。その結果、シュー氏は、当社取締役会の選任、当社基本定款および細則の改正の採択、合併、統合、当社資産のすべてまたは実質的なすべての売却ならびにその他の大規模な企業取引の承認など、当社株主の承認を必要とするあらゆる行為の決定または重大な影響を及ぼすことができる。シュー氏は、他の株主とは異なる利益を有している可能性があり、他の株主が同意しない方法で投票し、他の株主の利益に反する可能性がある。このような集中的な支配は、当社の支配権の変更を遅延、防止または抑止する効果があり、当社の売却の一環として株式のプレミアムを受け取る機会を当社の株主から奪う可能性があり、最終的には当社のクラス A 普通株式の市場価格に影響を与える可能性がある。さらに、議決権と経済的利益の分離は、ドアダッシュ共同創業者と当社の他の株主との間に利益相反を引き起こす可能性があり、その結果、シュー氏は、自分自身またはドアダッシュ共同創業者にとっては望ましいが、当社の他の株主にとっては望ましくない可能性がある。

当社のクラス B 普通株式は、その保有者による将来の譲渡により、ドアダッシュ共同創業者とその家族間で行われる遺産分割協議またはその他の譲渡など、限られた例外を除き、通常当社のクラス A 普通株式に自動的に転換される。さらに、当社のクラス B 普通株式は、以下の際に 1 株の当社のクラス A 普通株式に自動転換される。すなわち、(i)シュー氏およびその許可された事業体ならびに許可された譲受人が保有する当社のクラス A 普通株式、クラス B 普通株式およびクラス C 普通株式ならびに持分証券またはその他の転換権付商品の基となる株式の数を含む当社の株式が、ドアダッシュの IPO が完了した直後のシュー氏および許可された事業体が保有する当社のクラス B 普通株式の 35%未満となった（当社が本書において「***35%保有基準***」と呼ぶことがある。）最初の日から 61 日以上 180 日以内の当社取締役会が定める日、(ii)シュー氏の死亡または永久的かつ完全な障害が発生してから 12 ヶ月後（その 12 ヶ月間、当社のクラス B 普通株式はシュー氏が指定し当社の取締役会が承認した人物（かかる人物がいない場合は現職の当社秘書役）の指示により投票される。）、(iii)シュー氏が特定の事由（当社の修正改訂基本定款に定義されている。）により解雇された日から 61 日以上 180 日以内の当社取締役会が定める日、または(iv)(A)シュー氏が役員、従業員またはコンサルタントとして当社にサービスを提供しなくなり、(B)シュー氏が自発的に辞任したかまたはシュー氏が当社の株主総会において取締役に再指名されないことを要求または合意した結果、シュー氏が当社の取締役でなくなる日から 61 日以上 180 日以内に当社取締役会が定める日である。当社では、かかる修正改訂基本定款の条項に基づく、すべての発行済の当社のクラス B 普通株式の最終的な転換が行われる日を「***最終転換日***」と呼んでいる。

当社は、1 株当たりの議決権がゼロの当社のクラス C 普通株式を発行する計画を現在立てていない（法律で定められている場合を除く。）。これらの株式は、将来、資金調達もしくは買収などの戦略的な取り組みを進めるためまたは当社のサービス・プロバイダーに対して将来の株式報酬

を発行するために使用することができる。当社のクラス A 普通株式の発行は、時間の経過とともに当社のすべての株主に議決権の希薄化をもたらし、この希薄化によって最終的にドアダッシュ共同創業者（特にシュー氏）が当社の発行済議決権総数の過半数を下回る議決権を保有することになる可能性がある。ドアダッシュ共同創業者の当社の発行済総議決権数の保有が過半数を下回ると、シュー氏は当社の全取締役を選出する権限および当社株主総会に提出される議案の議決権行使を決定する権限を有さなくなる。当社のクラス C 普通株式には議決権がないため（法律で定められている場合を除く。）、当該株式の発行によって、シュー氏の議決権支配を長期化させるような更なる議決権の希薄化は生じない。さらに、シュー氏へのかかる当社のクラス C 普通株式の発行は、35%保有基準を満たしているかどうかを判断する際に、シュー氏に発行された当社のクラス C 普通株式がカウントされるため、当社の発行済クラス B 普通株式のすべての最終的な転換を遅らせることにもなる。その結果、当社のクラス C 普通株式の発行により、当社の取締役全員を選任し、当社株主の投票に付されたほとんどの事項の結果を決定するシュー氏による当社議決権に対する支配力および能力を長期化させる可能性がある。また、当社はドアダッシュ共同創業者に当社のクラス C 普通株式を発行することができるが、その場合、ドアダッシュ共同創業者は、シュー氏の議決権支配力を低下させることなくかかる当社のクラス C 普通株式を売却し、保有株式の流動性を確保することができる。将来当社のクラス C 普通株式を発行する場合、ニューヨーク証券取引所の上場基準で要求される場合を除き、当社の株主による承認を必要としない。

***当社は、ニューヨーク証券取引所の上場基準における「被支配会社」の適用除外に依存することはないと考えているが、かかる適用除外を利用する権利を有すると考えているため、将来的にはコーポレート・ガバナンスに関する要件が軽減される可能性がある。***

当社の複数クラスの普通株式構造およびドアダッシュ議決権行使契約の結果、ドアダッシュ共同創業者は 2021 年 12 月 31 日現在、当社の発行済株式の議決権の過半数をまとめて保有しており、シュー氏は、株主総会で議決権を行使するすべての事項について、自らの裁量で、ファング氏、タン氏およびそれぞれの許可された事業体と許可された譲受人が保有する当社のクラス B 普通株式の議決権行使を指示し自らの裁量で議決権を行使する権限（および取消不能な委任状）を有する。したがって当社は、ニューヨーク証券取引所の上場基準に規定されている「被支配会社」に該当すると考えている。この上場基準では、取締役選任のための議決権の 50%超を個人、グループまたは他社が保有している会社は「被支配会社」であり、コーポレート・ガバナンスに関するニューヨーク証券取引所の上場基準のうち、以下の項目を遵守しないことを選択することができる。

- 取締役会の過半数を独立取締役で構成すること、

- 指名委員会またはコーポレート・ガバナンス委員会を委員会の目的および責任を規定した書面による憲章ならびに委員会の年次業績評価を独立取締役のみで構成すること、および

- 報酬委員会を独立取締役のみで構成し、委員会の目的および責任、委員会の年次業績評価、報酬コンサルタント、独立法律顧問または委員会が雇用するその他の顧問に関する委員会の権利および責任について規定した書面による憲章を設けること。

将来当社が「被支配会社」の適用除外を選択した場合、これらの要件は当社に適用されない。当社は「被支配会社」に該当するが、現時点ではこれらの適用除外に依存する予定はなく、ニューヨーク証券取引所の上場基準に基づくコーポレート・ガバナンスの要件をすべて満たす予定である。しかし、これらの適用除外の一部または全部を利用した場合、当社はニューヨーク証券取引所のコーポレート・ガバナンス基準の一部を遵守しないことになり、他の株主の保護に悪影響を及ぼす可能性がある。

*当社は、複数クラス構造が当社のクラスA普通株式の市場価格に与える影響を予測することはできない。*

当社の複数クラス構造が、当社のクラス A 普通株式の市場価格の低下もしくは変動、不利な広報活動またはその他の悪影響をもたらすかどうかは予測できない。例えば、特定のインデックスプロバイダーは、複数クラス株式構造を持つ企業を特定のインデックスに含めることの制限を発表している。2017 年 7 月、FTSE Russell は、その指数の新たな構成銘柄について、その企業の議決権の 5%超が一般株主の手に委ねられることを要求する計画を発表し、S&P Dow Jones は、その指数の一部に今後、複数クラス株式構造を持つ企業を認めないことを発表した。影響を受ける指数は、ラッセル 2000 および S&P 500、S&P MidCap 400 ならびに S&P SmallCap 600 で、これらを合わせて S&P Composite 1500 を構成している。また、2017 年には、大手株式指数プロバイダーである MSCI が、無議決権構造および複数クラス構造の取り扱いに関する公開協議を開始し、一部の指数から複数クラスの新規上場を一時的に禁止したほか、2018 年 10 月には、「不平等な議決権構造を有する」株式を指数に含めることを決定し、適格基準に議決権を明確に含む新しい指数を立ち上げることを発表した。このように発表された方針の下では、当社の普通株式の複数クラス構造は、当社を特定の指数に含めることを不適格とし、その結果、これらの指数に連動しようとする投資信託、上場投資信託およびその他の投資ビークルは、当社のクラス A 普通株式に投資しないことになる。これらの政策は比較的新しく、かかる指数から除外された上場企業の評価にどのような影響を及ぼすかは不明だが、指数に含まれる類似企業と比較して評価が下がる可能性がある。特定の指数に連動することを目指すパッシブ戦略への投資資金の流入が続いていることから、かかる指数から除外された場合、これらのファンドの多くによる投資を妨げる可能性が高く、当社のクラス A 普通株式が他の投資家にとって魅力のないものになる可能性がある。その結果、当社のクラス A 普通株式の市場価格に悪影響を及ぼす可能性がある。

*当社のクラスA普通株式の取引価格は変動する可能性があり、投資家は投資額の全部または一部を失う可能性がある。*

当社のクラス A 普通株式の取引価格は変動しやすく、様々な要因に応じて変動する可能性があるが、そのうちのいくつかは当社が制御できないものである。これらの変動は、当社のクラス A 普通株式への投資の全部または一部を喪失させる可能性がある。当社のクラス A 普通株式の取引価格の変動を引き起こす要因には、以下のものがある。

- 株式市場全体の価格および出来高の随時変動、

- テクノロジー関連銘柄の取引価格および取引量の変動、

- 他のテクノロジー企業全般または特に同業他社の営業成績および株式市場評価の変動、

- 当社または当社の株主による当社のクラス A 普通株式の売却およびかかる売却が起こりうるとの認識、

- 証券アナリストによる当社のカバレッジの維持、当社を担当する証券アナリストによる財務予測の変更または当社がこれらの予測もしくは投資家の期待に応えられないこと、

- 当社が一般に公表する財務予測、これらの財務予測の変更またはこれらの財務予測を達成できない場合、

- 当社または当社の競合他社による新サービスまたはプラットフォームの機能に関する発表、

- 当社のプレスリリース、その他の公表物、証券取引委員会への提出物または当社の競合他社もしくは同業他社の公表物に対する一般の人々の反応、

- 当社または同業他社に関する噂や市場の憶測、

- 当社の経営成績の実際のまたは予想される業績の変化または経営成績の変動、

- 当社の事業、競合他社の事業または一般的な競争環境における実際のまたは予測される展開、

- 当社、当社の業界もしくはその両方に関わる訴訟または規制当局による当社もしくは競合他社の事業に対する調査、

- 実際または認識されているプライバシーまたはセキュリティの侵害またはその他の事件、

- 当社の知的財産権またはその他の所有権に関する開発または紛争、

- 係属中のウォルト買収の当社の発表のような、当社または競合他社による事業、サービスまたは技術の買収の発表または完了、

-当社の事業に適用される新たな法律もしくは規制または既存の法律もしくは規制の新たな解釈、

- 会計基準、方針、指針、解釈または原則の変更、

- 当社の経営陣に重大な変化があった場合、

- 一般的な経済状況および当社市場の成長鈍化またはマイナス成長、および

- 戦争、テロ事件、自然災害、COVID-19のパンデミックといった公衆衛生上の懸念や疫病などに起因するものを含むその他の事象や要因、自然災害またはこれらの事象への対応。

さらに、過去には、市場全体および特定の企業の証券市場価格が変動した時期に、これらの企業に対して証券集団訴訟が提起されることがよくあった。このような訴訟が当社に対して提起された場合、多額の費用が発生し、当社の経営陣の注意および人材が散逸する可能性がある。

***当社のクラスA普通株式が大量に売却された場合、またはそのような売却が行われる可能性があるという認識は、当社のクラスA普通株式の市場価格を下落させる可能性がある。***

当社のクラスA普通株式が市場で大量に売却された結果、当社のクラスA普通株式の市場価格が下落する可能性があり、かかる売却が起こる可能性があるという認識もまた、当社のクラスA普通株式の市場価格を下落させる可能性がある。

一部の株主は、投資家の権利に関する契約に基づき、所有する株式を米国で公開するために登録することを要求する権利を有している。また、当社は以前、株式報酬制度に基づいて将来発行するために確保された株式を登録するための登録届出書を提出した。その結果、適用ある行使期間の充足を条件に、発行済のストックオプションの行使または発行済のドアダッシュRSUアワードの決済により発行された株式は、米国内の公開市場で直ちに転売することができる。

当社のクラス A 普通株式の売却により、将来、当社が適切と考える時期に、適切と考える価格で持分証券を売却することが困難になる可能性がある。また、これらの売却により、当社のクラス A 普通株式の取引価格が下落し、当社のクラス A 普通株式を売却することがより困難になる可能性がある。

*デラウェア州法ならびに当社の修正改訂基本定款および修正改訂付属定款の規定により、合併、公開買付けまたは委任状争奪戦が困難になり、その結果、当社のクラス A 普通株式の市場価格が下落する可能性がある。*

当社のデラウェア州法人としての地位およびデラウェア州一般会社法の買収防止規定は、支配権の変更が当社の既存株主にとって有益であったとしても、利害関係株主となった取引の日から 3 年間は、当社が利害関係株主との企業結合に関与することを禁止することにより、支配権の変更を阻止、遅延または防止する可能性がある。さらに、当社の修正改訂基本定款および修正改訂付属定款には、以下のような当社の買収をより困難にする可能性のある規定が含まれている。

- 当社の修正改訂基本定款の修正は、当社のクラス A 普通株式およびクラス B 普通株式の発行済株式の議決権の少なくとも過半数の承認を必要とする。

- 当社の修正改訂付属定款では、当社の付属定款のいずれかの規定を修正または採択するためには、当社のクラス A 普通株式および単一のクラスとして議決権を有するクラス B 普通株式の発行済株式の少なくとも過半数の議決権を有する株主の承認が必要であると規定されている。

- 当社の複数クラスの普通株式構造およびドアダッシュの議決権行使契約は、トニー・シュー氏が、当社の発行済のクラス A 普通株式、クラス B 普通株式およびクラス C 普通株式の過半数を大幅に下回る株式を所有している場合であっても、株主の承認を必要とする事項の結果を決定するか、またはその結果に重大な影響を及ぼす能力をトニー・シュー氏に提供する。

- 当社の取締役会は、3 年ごとの任期がずれた 3 つのクラスに分類されており、取締役は正当な理由がある場合にのみ解任することができる。

- 当社のクラス B 普通株式の発行済株式が、当社のクラス A 普通株式およびクラス B 普通株式の合計議決権の過半数を下回る最初の日まで（以下「議決権行使基準日」という。）、当社の株主が書面による同意によって行動を起こすことができるのは、当該行動が当社の取締役会によって推奨または承認された場合に限られる。

- 議決権行使基準日以降は、当社の株主は株主総会でのみ行動を起こすことができ、いかなる事項についても書面による同意で行動を起こすことはできない。

- 当社の修正改訂基本定款は、累積投票を規定していない。

- 当社取締役会の欠員を埋めることができるのは、株主ではなく当社取締役会のみとなる。

- 臨時株主総会は、当社取締役会の議長、当社最高経営責任者または当社取締役会の過半数によってのみ招集することができる。

- 当社に対する特定の訴訟は、デラウェア州でしか提起できない。

- 当社の修正改訂基本定款は、当社の株主による追加の行動なしに、条件を設定しその株式を発行することができる未指定の優先株式を許可する。

- 株主が取締役候補者を選任し、または年次株主総会に議案を提出する際には、事前通知の手続きが適用される。

これらの規定は、単独または複数で、当社の支配権の変更を伴う取引を阻止、遅延または防止する可能性がある。これらの規定はまた、委任状争奪戦を阻害し、株主が自ら選んだ取締役を選任することや、株主が望むその他の企業行動を当社に起こさせることをより困難にする可能性がある。いずれの場合も、特定の状況下では、当社の株主が当社のクラス A 普通株式のプレミアムを受け取る機会を制限する可能性があり、また一部の投資家が当社のクラス A 普通株式に支払おうとする価格に影響を与える可能性がある。

***当社の修正改訂付属定款では、デラウェア州内の州裁判所または連邦裁判所を、当社と株主との間の実質的にすべての紛争に対する排他的な管轄裁判所として指定しており、このため、当社または当社の取締役、役員もしくは従業員との間の紛争の裁判所を株主が選択することが制限される可能性がある。***

当社の修正改訂付属定款では、当社が代替裁判所の選択に書面で同意しない限り、法律で認められている最大限の範囲で、(i)当社に代わって提起された株主代表訴訟もしくは手続き、(ii)当社の取締役、役員、その他の従業員が当社もしくは当社の株主に対して負っている受託者責任の違反を主張する訴訟、(iii)デラウェア州一般会社法、当社の修正改訂基本定款もしくは当社の修正改訂付属定款の規定に基づいて発生した訴訟、または(iv)内務規定が適用される請求を主張するその他の訴訟に関する唯一かつ排他的な管轄裁判所は、被告として指名された必須の当事者に対する管轄権を有することを条件に、すべての場合において、デラウェア州衡平法裁判所（または、衡平法裁判所が管轄権を有さない場合は、デラウェア州地区の連邦地方裁判所）とすると規定されている。また、当社の修正改訂付属定款は、米国の連邦地方裁判所が、1933 年証券法（その後の改正を含み、以下「***証券法***」という。）に基づく訴因を主張する申し立てを解決するための排他的な管轄裁判所となることを規定している。また、当社の修正改訂付属定款のいずれの規定も、証券取引法に基づく申し立てを主張する株主が、適用ある法律に従い、州裁判所または連邦裁判所に当該申し立てを提起することを妨げるものではない。

当社のいずれかの有価証券の持分を購入またはその他の方法で取得する個人または法人には、これらの規定を通知し、同意したものとみなされる。これらの排他的な管轄裁判所規定は、当社または当社の取締役、役員もしくはその他の従業員との紛争について、株主が選択した司法の場で請求を行うことを制限する可能性があり、その結果、当社ならびに当社の取締役、役員およびその他の従業員に対する訴訟が抑制される可能性がある。他社の定款文書における同様の裁判所選択条項の執行可能性が法的手続きにおいて争われており、裁判所がこの種の条項を不適当または法的強制力がないと判断する可能性がある。例えば、2018 年 12 月、デラウェア州衡平法裁判所は、米国連邦地方裁判所を証券法に起因する訴因を主張する申し立てを解決するための排他的な管轄裁判所とする条項は執行不能であると判断した。この決定は、2020 年 3 月にデラウェア州最高裁判所によって覆されたが、他の州の裁判所がこれらの条項を不適当または法的強制力がないと判断する可能性がある。裁判所が当社の修正改訂付属定款の排他的な管轄裁判所規定を訴訟において不適当または法的強制力がないと判断した場合、当社は他の管轄区域での紛争解決に関連する追加費用を負う可能性があり、当社の経営成績に悪影響を及ぼす可能性がある。

***証券アナリストまたは業界アナリストが、当社、当社の事業もしくは当社の市場に関して調査結果を公表しないか、もしくは不正確もしくは好ましくない調査結果を発表した場合、または当社***

*のクラス A 普通株式に関する助言を不利に変更した場合、当社のクラス A 普通株式の市場価格および取引量が低下する可能性がある。*

当社のクラス A 普通株式の取引市場は、証券アナリストまたは業界アナリストが公表する当社、当社の事業、当社の市場または競合他社に関する調査やレポートに左右されることがある。アナリストの予測は独自の見解に基づくものであり、しばしば当社の予測や期待とは異なる。当社を扱うアナリストが、当社のクラス A 普通株式に関する助言を不利に変更したり、当社の競合他社についてより有利な相対的助言を行ったり、当社の事業について不正確または不利な調査結果を公表したりした場合、当社の有価証券の価格は下落する可能性がある。当社を扱う証券アナリストがほとんどいない場合、またはこれらのアナリストの 1 人以上が当社の扱いを中止したもしくは当社に関するレポートを定期的に発行しなかった場合、当社は金融市場での認知度を失い、当社の有価証券に対する需要が減少し、当社のクラス A 普通株式の価格および取引量が低下する可能性がある。

*当面、当社は配当金の支払いを行う予定はない。*

当社は、これまでに株主に対する現金配当を宣言したことも支払ったこともない。当社は現在、将来の利益を事業の運営および拡大のための資金として留保することを意図しており、当面、当社の資本金の保有者に対していかなる配当も宣言しまたは支払うことは考えていない。また、当社のリボルビング・クレジット・ファシリティには、当社の配当金支払い能力に対する制限が含まれている。したがって、株主が将来の投資利益を得るためには、価格上昇後のドアダッシュクラス A 普通株式の売却に頼らざるを得ないが、これは決して起こらない可能性がある。

**本取引完了後のドアダッシュおよびウォルトに関するリスク**

*ドアダッシュクラス A 普通株式は、ウォルトの株式とは異なる権利を有する。*

クロージングにより、ウォルトの株式を保有する売主およびウォルトオプションの保有者は、ウォルトの有価証券保有者ではなくなる。代わりに、売主ならびにオプション保有者による確認書および放棄書をクロージング後期限より前に締結した株式適格確定ウォルトオプションの保有者がドアダッシュの株主となり、ドアダッシュの株主としての権利は、ドアダッシュの修正改訂基本定款およびドアダッシュの修正改訂付属定款の規定に準拠することになる。また、代替適格確定ウォルトオプションおよび代替適格未確定ウォルトオプション（クロージング直後においてウォルトの従業員により保有されている未確定のウォルトオプションをいう。）の保有者は、代替オプションおよび代替 RSU の保有者となり、これらに関する権利は、適用あるドアダッシュ株式インセンティブ・プランおよびそれに基づく適用ある報酬契約に従うことになる。ドアダッシュの修正改訂基本定款およびドアダッシュの修正改訂付属定款の規定は、いくつかの点で、現在ウォルトの株主の権利を規定しているウォルトの定款の条件と大きく異なっている。ウォルトの株式およびドアダッシュクラス A 普通株式に関連する異なる権利については、S-4 の"*Comparison of Rights of DoorDash Stockholders and Wolt Shareholders*"の章を参照のこと

*ドアダッシュおよびウォルトは、本取引に関連して多額の取引および統合関連費用を負担し、かかる費用はドアダッシュが統合計画を実行する能力に悪影響を及ぼす可能性がある。*

ドアダッシュは、本取引および両社の事業の統合に関連して、多くの非経常費用が発生すると予想している。また、ドアダッシュおよびウォルトは、本取引に関連して多額の取引費用を負担するが、その一部は本取引が完了しなくても支払わなければならない。これらの費用は多額であり、財務アドバイザリー費用、弁護士費用および会計費用などが含まれる。また、ドアダッシュは、設備およびシステムの統合費用、雇用関連費用など、統合計画の策定および実施に関連する多額の統合関連費用を負担する。ドアダッシュは、これらの費用の大きさを引き続き評価しており、本取引および両社の事業の統合において、予期しない追加の費用が発生する可能性がある。

ドアダッシュは、重複する費用の除外および事業統合に関連するその他の効率性の実現により、統合関連費用を経時的に相殺できるものと期待しているが、この純便益は短期的に、または全く達成されない可能性がある。

*本取引の完了後、ドアダッシュが拡大した事業を効果的に管理できなければ、ドアダッシュの将来の業績は悪化する可能性がある。*

本取引の完了後、ドアダッシュの事業規模は、ドアダッシュまたはウォルトの現在の事業規模よりも大幅に拡大する。ドアダッシュの将来の成功は、この拡大した事業を管理する能力に部分的に左右され、この事業は、新たな事業の管理および監督、ならびにそれに伴う費用および複雑性の増加に関する課題など、経営陣にとって大きな課題となる。ドアダッシュが成功する、または本取引によって現在期待されている営業効率、費用削減およびその他の利益が実現するという保証はない。

*本取引の結果、ドアダッシュクラスA普通株式の市場価格が下落する可能性がある。*

とりわけ、ドアダッシュと統合会社が期待された収益の成長を達成できない場合、シナジー効果、費用削減、イノベーション、業務効率化などの期待された本取引による恩恵が実現しない場合、または本取引に関する取引費用が予想以上にかかる場合、本取引の結果ドアダッシュクラスA普通株式の市場価格が下落する可能性がある。また、ドアダッシュが本取引によって得られると思われる恩恵を投資家、金融アナリストもしくは業界アナリストが期待するほど迅速にまたは十分に達成できない場合、または本取引がドアダッシュの財政状態、経営成績もしくはキャッシュ・フローに与える影響が投資家、金融アナリストもしくは業界アナリストの期待と一致しない場合には、市場価格が下落する可能性がある。本取引によるドアダッシュクラスA普通株式の発行は、それ自体にドアダッシュクラスA普通株式の市場価格を下落させる効果がある。本取引により発行されるクラスA普通株式の一部（確定オプションの行使により発行される株式を含む。）は、米国内の公開市場において直ちに売却が可能になる。多くのウォルトの株主および確定オプション保有者は、本取引の結果として受け取るドアダッシュクラスA普通株式（確定オプションの行使により受領した株式を含む。）を売却する（本取引の一部として生じる納税義務に充てるための売却を含む。）ことを決定する可能性がある。個々の発行者の株式の保有に制限があるファンドなど、その他のウォルトの株主は、本取引の結果として受け取るドアダッシュクラスA普通株式を売却しなければならない可能性がある。したがって、当社は、本取引のクロージング後まもなくドアダッシュクラスA普通株式の売却量が増加すると予想しており、かかる売却量の増加によって当社の株価の下落または変動をもたらす可能性がある。また、株式市場全般の変動は、統合会社の実際の業績にかかわらず、ドアダッシュクラスA普通株式の市場または流動性に重大な悪影響を及ぼす可能性がある。

*最近発生したCOVID-19の世界的な流行は、本取引の完了後、ドアダッシュおよびウォルトそれぞれの事業および経営成績に悪影響を及ぼす可能性がある。*

2019年12月、中国でCOVID-19が報告され、2020年3月には世界保健機関がパンデミックを宣言した。中国で最初に報告されて以来、COVID-19は米国を含むさらなる国々に広がっている。状況が進行中かつ動的であることから、COVID-19の流行がドアダッシュおよびウォルトそれぞれの事業および経営成績に与える影響を予測することは困難であり、COVID-19の悪影響に対処するためのドアダッシュおよびウォルトの努力またはCOVID-19もしくはその影響を抑制するためにとられた行動が効果的であるという保証はない。かかる影響の程度は、とりわけCOVID-19の重大性およびCOVID-19またはその影響を抑制するためにとられた措置などに関して生じる可能性のある新たな情報を含む、非常に不確実で予測できない将来の動向に左右される。ドアダッシュまたはウォルトが事業の中断から適時に回復できない場合、本取引ならびに統合会社の本取引完了後の事業、財政状態および経営成績に悪影響を及ぼす可能性がある。また、COVID-19の流行により、

本取引およびドアダッシュおよびウォルトの事業統合に向けた取り組みが遅れ、悪影響を受け、コストが増大する可能性がある。また、ドアダッシュおよびウォルトはそれぞれ、かかる混乱によって生じた損害を補填するための追加費用を負担する可能性があり、その結果、財政状態および経営成績に悪影響を及ぼす可能性がある。

***ドアダッシュクラスA普通株式は米国でのみ上場されており、米国外の株主はさらなるリスクにさらされることになる。***

本取引の対価として交付されるドアダッシュクラスA普通株式は、NYSEにのみ上場される。ドアダッシュクラスA普通株式は米ドルで取引されており、米国外の株主にとっての株式の価値は、統合会社の価値だけでなく、ユーロ／米ドル為替レートまたは米ドルとその他の現地通貨との為替レートにも左右される。ユーロ／米ドルの為替レートまたは米ドルとその他の現地通貨との為替レートの変動は、統合会社の事業およびその株価に影響を与える重要な事象がないにもかかわらず、ドアダッシュクラスA普通株式のユーロまたはその他の現地通貨での価値に悪影響を与える可能性がある。さらに、ドアダッシュクラスA普通株式がフィンランドまたは米国以外の国で上場されていないという事実は、ドアダッシュクラスA普通株式の取引を実行する際に、追加の取引コストや遅延などの物流上の課題を引き起こす可能性がある。

### ウォルトの事業に関するリスク

*ドアダッシュおよびウォルトは類似した事業を行っており、そのため多くのリスクは両社に共通している。したがって、一般的な力学や事象を記述した「ドアダッシュの事業に関するリスク」に記載されているリスクは、ウォルトおよびその事業にも適用されるため、以下のリスク要因は単独ではなく、上記のリスク要因と併せて参照されたい。*

***ウォルトは、競争の結果を含め、現在事業を展開している一部または全部の国・地域において、市場での地位を確立・維持・拡大し、収益性を確立・維持・向上させることができない可能性がある。***

オンライン食品配送物流プラットフォームやその他の高速配送物流サービスを含むオンライン配送物流プラットフォーム業界は、競争が激しく、急速に変化しやすい業界である。また、ウォルトは、食品配送物流から、食料品だけでなく小売品の配送を促進する事業へと拡大している。ウォルトが事業を行っている業界は競争が激しく、利益を上げるのが難しい価格帯で競争する資金力のある参加者がいる。ウォルトは現在、事業を行っている管轄区域において、他のオンライン食品配送物流市場や、独自のオンライン注文サービス、配送物流サービスおよび／または独自のモバイルアプリケーションを提供しているレストランを含む、独立系レストランおよび地域・全国チェーンのレストランとの競争に直面している。ウォルトは、事業を展開している市場において、多くの企業との競争に直面している。このような競合企業は、複数の国で事業を展開している場合や、1つの国の中でローカライズされている場合、またはある国の特定の地域で事業を展開している場合がある。ウォルトのプラットフォームに参加している大多数のレストランまたは小売店は、同時に1つ以上の競合企業と連携したり、競合企業に切り替えたり、独自のオンライン注文サービス、配送物流サービスおよび／またはモバイルアプリケーションを使用したりすることができ、その結果、ウォルトのプラットフォームを介して当該レストランまたはその他の加盟店に注文する消費者が減少する可能性がある。

食料品配送物流セグメントの円滑化において、ウォルトは、大きな交渉力を持ち、自社の配送フリートまたは第三者とのオペレーションを含むサプライヤーとの確立されたコネクションを持つ既存の食料品チェーンと競合している。ウォルトが事業を行う特定の地域における競争環境は、既存の競合他社の統合または新規市場参入者の出現、競合他社による技術開発やイノベーションなどにより、時間の経過とともに変化する可能性がある。十分な数のパートナーとの契約を確立

することは、ウォルトのプラットフォームのユーザーに競争力のあるサービスを提供するために重要である。ウォルトがそのプラットフォームに参加する十分な数のパートナーを獲得できないか、または既存のパートナーを失った場合、ウォルトのプラットフォームの競争力に悪影響を及ぼす可能性がある。また、ウォルトの競争力は、事業を展開する様々な地域で十分な数の配送業者を確保できるかどうかにも左右される。ウォルトが何らかの理由で配送業者の採用、加入および維持に失敗すると、ウォルトのサービスの競争力に悪影響を及ぼす可能性がある。

統合または新規市場参入の結果形成された競合他社を含むより大規模な競合他社は、特に資金力がある場合、消費者の認知度、ウェブサイト訪問数、モバイルアプリケーションのダウンロード数および競合他社のオンラインプラットフォームを通じた注文数の増加を目的とした大規模なマーケティングキャンペーンを実施する可能性がある。これにより、ウォルトは市場シェアを維持するために自らのマーケティング費用を増やさなければならなくなる、または市場シェアを失う可能性がある。また、より大規模な競合企業による競争の激化は、レストランもしくはその他の加盟店に課すことのできる手数料および／または消費者に課すことのできる料金の引き下げ圧力につながり、ウォルトに悪影響を及ぼす可能性がある。

特に、ウォルトは、著しく大きな財源またはインフラを持つ企業との競争を強いられる可能性がある。これには、かかる企業がウォルトが事業を展開している分野または市場で積極的に競争することを選択したり、相当な追加資金を投入したりする場合およびその範囲において、Googleなどの大規模なデータ・モバイルサービス・プロバイダー、ウーバーなどの物流・配送・運送会社、オンライン食料品小売業者、またはその他の大規模なテクノロジー企業、小売業者もしくはスーパーマーケットチェーンなどが含まれる。かかる競争により、ウォルトの競争力を高めるためのさらなる投資が必要となる可能性がある。しかし、追加投資は収益性を圧迫する可能性があり、かかる投資が望ましい結果をもたらすという保証はない。ウォルトが競争環境の変化に対応するためのサービスや営業モデルを開発できない場合、競合他社は、技術および顧客の嗜好の変化により迅速かつ効率的に対応することができ、その結果、加盟店、配送業者および／または顧客に対して、より効率的かつ魅力的な条件でサービスを提供することができる可能性がある。

新規参入者または既存のオンライン配送物流市場との競争のリスクに加えて、オンライン配送物流プラットフォームおよびピックアップ物流業界において、配送物流会社（すなわち、加盟店と提携して物流を提供し、加盟店に代わって食品またはその他の物品の配送を促進する会社）などの異なる既存または新たなビジネス・モデルが成功すると、ウォルトのサービスの現在または潜在的な消費者を引きつけ、つなぎ留め、その結果、ウォルトの既存ユーザーの喪失および／または新規ユーザーをプラットフォームへ引きつけるための新たな課題が生じる可能性がある。例えば、ウォルトが事業を行っている一部の管轄区域では、オンデマンドの配送物流サービス会社が活発に活動しており、競争が激しくなっている。かかる配送物流サービス会社は、消費者と、消費者が要求する潜在的に広範な食品およびその他の製品・サービスを高速で集配できる配送員とを結びつけることができるが、これは収益的に、または現在のビジネス・モデルでは満たすことが難しい可能性がある。ウォルトが競争圧力の高まりにうまく適応できない場合、ウォルトの既存の市場シェアが著しく低下し、ウォルトの収益に悪影響を及ぼす可能性がある。ウォルトの国際事業は、ウォルトの事業、経営成績および財政状態に悪影響を及ぼす可能性のある追加的なリスクにさらされる。

*ウォルトの国際事業は、ウォルトの事業、経営成績および財政状態に悪影響を及ぼす可能性のある追加的なリスクにさらされている。*

ウォルトは国際事業を行っており、その成長戦略の一環として拡大を続けている。ウォルトが現在行っている国際事業および国際事業の拡大計画により、ウォルトは以下のような多くのリスクにさらされる可能性がある。

- 複数の国際事業を持つことに伴う管理費、出張旅費、インフラ整備費および法令遵守費の増加

- 海外の顧客から課せられる契約交渉のための独自の条件

- 支払いサイクルが長くなり、契約の履行および売掛金の回収が困難になること

- 海外の顧客向けにサービスをローカライズする必要性

- 外国の規制要件の変更

- 為替レートの変動に対するエクスポージャーの増加および現金資金の拘束

- インフレ率の高い国際経済

- とりわけ、主要な経営陣および従業員の採用、配送業者の導入、運送会社との取り決め、オフィスの取得、現地での適切な資金調達方法の確立、会計システムの構築、ならびに業務を円滑に進めるためのサプライヤーおよび銀行といったビジネス・パートナーの確保などのタイミングおよび適切な対応を含む、運営上の問題

- GDPRを含むデータセキュリティおよび個人情報保護に関連する多様な海外の法律および法的基準を遵守するための負担およびコスト

- 特に新興市場の国々における、汚職防止のための規制の遵守

- 国際スタッフによる、ウォルトの会計方針および内部統制の遵守を含む会計慣行の遵守

- 財務会計および報告の負担および複雑性の増大

- 一部の国における知的財産権の保護の脆弱性

- 複数かつ場合により重複した税制

- ウォルトが事業を行っている各地域での事業に対する各地域の法律および規制の適用

- COVID-19のような伝染病またはパンデミックによるウォルトの事業の混乱

- 海外における政治的、社会的および経済的な不安定性、テロ攻撃ならびに安全保障全般に関する懸念

　ウォルトがグローバルに事業を拡大していく中で、その成功は、国際事業に関連するこれらのリスクおよびその他のリスクを予測し、効果的に管理する能力に大きく左右される。これらのリスクは、ウォルトの国際事業を阻害し、国際事業の売上を減少させ、ウォルトの事業、経営成績、財政状態および成長見通しに悪影響を及ぼす可能性がある。

*ロシアとウクライナの間の紛争およびその影響（関連する制裁および輸出規制を含む。）は、ウォルトの経営成績に悪影響を及ぼす可能性がある。*

　ロシアのウクライナにおける軍事攻撃および作戦の結果、特に欧州連合、英国および米国は、ロシアに対する協調制裁および輸出規制の一連の措置を実施している。ウォルトはロシアおよび

ウクライナで事業を展開していないが、ロシアおよびウクライナと国境を接する国々で重要な事業を展開しており、また、両国からの顧客およびパートナーもいる。ロシアの軍事行動ならびに制裁措置および輸出規制は、以下のような形でウォルトの事業に悪影響を及ぼす可能性がある。
- ウォルトが一定の顧客またはパートナーとの関係を打ち切ることになる。
- 加盟店またはウォルトマーケットで入手可能な一定の商品が制限または排除される。
- ウォルトがロシアの金融機関を使用して顧客およびパートナーへ支払いをすることまたは顧客およびパートナーから支払いを受けることが制限される。
- インターネットアクセス、モバイル接続またはモバイルアプリケーションの使用が阻害される。
- ウォルトはフィンランドで決済機関の認可を受けており、それに関連する規制条件を遵守して行動する義務があるため、制裁遵守のためのコストが増加し、遵守しなかった場合には罰金および/または認可された活動の停止を受けるリスクがある。
- 燃料またはエネルギーの費用の増加、例えば宅配便またはウォルトの業務に係る費用の増加につながる。
- 地域および世界のサプライチェーン、金融市場および経済状況が混乱する。

紛争が解消されない場合、またはさらに激化した場合、政府による追加の制裁措置および輸出規制が実施される可能性があり、紛争そのものとともに、地域的または広範囲に及ぶ経済、銀行・金融システムおよび市場にさらなる悪影響を及ぼす可能性がある。その結果、当該地域または広範囲において、ウォルトの事業ならびにその顧客およびパートナーにさらなる影響を与える可能性がある。

*ウォルトは、多くの管轄区域でますます複雑な税務問題に直面している多国籍企業であり、ウォルトは様々な管轄区域で追加の税金を支払う義務を負う可能性がある。*

多国籍企業であるウォルトは、今後も複雑化する税法を持つ世界の複数の国・地域で課税対象になるが、その適用および解釈は不確実である。

また、ウォルトは移転価格規制を課す管轄区域で事業を行っており、かかる規制を遵守しない場合、ウォルトの収益性に重大な悪影響を及ぼす可能性がある。移転価格規制では、ウォルトはグループ内の取引を独立企業間価格で行い、関連する管轄区域の適用規則に従って十分な書類を提出する必要がある。当局は、ウォルトが事業に適用する移転価格規則の規制への適合性を疑問視する可能性があるため、ウォルトは結果的に移転価格リスクにさらされる可能性がある。

また、保護主義的な政府の政策により、外国企業またはその現地子会社の事業に関する税法または解釈が突然変更されることで、予期せぬ税務上のコストが発生する可能性がある。かかる新しい政策、または既存の規制および解釈であっても、異なる管轄区域の税務当局による解釈が対立する可能性があり、所得の二重課税のリスクが高まる可能性があり、またウォルトまたはその子会社の実際の納税義務に関する当局とのコストのかかる紛争が発生する可能性がある。税率の引き上げ、新たな税法または既存の税法および判例の解釈の変更など、適用される税法の原則の変更により、ウォルトがこれらの管轄区域で支払う税金の額が大幅に増加する可能性があり、ウォルトの流動性および経営成績に重大な悪影響を及ぼす可能性がある。さらに、これらの管轄区域の当局がウォルトの税務申告書を審査し、追加の税金、利息および罰則を課す可能性がある。また、当局は、様々な源泉徴収義務がウォルトまたはその子会社に適用されると主張したり、租税条約の恩恵がウォルトまたはその子会社には利用できないと主張したりする可能性があり、これらのいずれもがウォルトおよびその経営成績に重大な影響を及ぼす可能性がある。

*ウォルトの事業は、訴訟、政府の調査および強制措置によって影響を受ける可能性がある。*

ウォルトは、多くの管轄区域で事業を行っており、知的財産、規制、虚偽請求、プライバシー、反贈収賄、証券、商業、雇用(労働者または雇用形態に関する請求を含む。)、労働衛生および安全、競争および独占禁止、ならびにウォルトの事業を行うことから生じるその他の請求および法的手続きを含むがこれらに限定されない様々な事項について、訴訟、政府の調査および強制措置

の対象となる可能性がある。法的手続き、政府の調査および強制措置は、高額で時間がかかる。不利な結果になれば、多額の負債、損害賠償、罰金、罰則、差し止めによる救済、評判の悪化およびウォルトのビジネス慣行の変更などが発生し、ウォルトの事業および経営成績に重大な悪影響を及ぼす可能性がある。

ウォルトは、事業を展開する複数の管轄区域で事業に適用される既存の法律および規制を遵守し、それらの管轄区域の変化を予測し、それに適応する能力が成功の鍵となる。特に、新しい地理的市場への参入、または既存もしくは新たな地理的市場における新しい事業分野への参入を含む、将来の潜在的な拡大計画が重要である。ウォルトが事業を展開する1つ以上の市場における、特に決済サービス、競争、インターネット、電子商取引、消費者保護、食品安全性、労働時間その他の労働・雇用規制、健康・安全、配送関連の契約事項、クッキー、プライバシー、個人データの処理、電子マーケティング、プラットフォーム規制、忘れられる権利に関連する法律もしくは規則、またはテイクアウトのレストランもしくは一般的なオンライン配送物流プラットフォーム業界に関する適用ある法律および規則の不確実性または変更は、ウォルトの評判、事業、経営成績、財政状態および／または見通しに重大な悪影響を及ぼす可能性がある。詳細については、「本取引に関するリスク－*ウォルトは多数の法規制に服しており、同社が事業を営む各法域の法令の変更、解釈または適用によって統合された事業が損害を被る可能性がある。*」の項を参照のこと。

***ウォルトが革新的であり続ける、また継続して革新を成功させることができず、または消費者およびパートナーの期待に応えることができなければ、競争力を維持できず、事業および経営成績に悪影響を及ぼす可能性がある。***

ウォルトの成功は、ウェブサイトおよびモバイルアプリケーションの品質および使いやすさ、ならびにバックエンド技術インフラの品質に左右される。競争力を維持するために、ウォルトは、消費者、加盟店および配送業者にとって便利で効率的かつ信頼性の高いユーザー体験を維持するためのウェブサイトおよびモバイルアプリケーションの機能および特徴の強化・改善を継続する必要がある。ウォルトは、ウェブサイトおよびモバイルアプリケーションもしくはバックエンド技術インフラの開発、または予測型ソフトウェアもしくは人工知能の亜種の開発など、競合他社と比較して電子商取引業界のその他のトレンドもしくは破壊的なイノベーションに追いつけない可能性がある。例えば、ウォルトは、消費者行動分析を十分に開発もしくは評価できない、または定期的な注文を伴うサブスクリプションベースの顧客関係の潜在的な高い採用率などの新たな消費者動向を特定できない可能性がある。かかる失敗により、競合他社がウォルトよりも人気のあるウェブサイトならびに／またはモバイルアプリケーションおよびソフトウェアをより一貫して、より良い品質または安定性で、またはより迅速に展開すると、ウォルトが競合他社に市場シェアを奪われることにつながる可能性がある。

さらに、ウォルトは、技術革新のためのその他の機会を適切に管理・実行できない可能性がある。技術の発展に追いつけない場合、ウォルトが消費者、加盟店および配送業者を維持する能力に影響を及ぼし、戦略的目標の追求、さらにはウォルトの事業、経営成績、財政状態および／または見通しに重大な悪影響を及ぼす可能性がある。

***ウォルトの成功は、ウォルトの評判、ならびにウォルトのブランドの評価および消費者の認知度に左右され、ウォルト、プラットフォーム上のレストラン、またはオンライン配送物流プラットフォーム業界全般に関するネガティブな評判によってマイナスの影響を受ける可能性がある。***

ウォルトのブランドは、実際の競合他社および潜在的な競合他社と比較して、その価値提案の重要な部分であり、したがって、ブランドの魅力を維持できないことは、潜在的なビジネス上の脅威となる。食中毒事件（地域の食品衛生基準の不遵守の結果を含む。）もしくはプラットフォーム上の1つ以上の加盟店が関与するアレルギー反応（食品がプラットフォーム経由で注文されたか否かを問わない。）、プラットフォーム上の加盟店による食品安全性規則の違反、プラットフォーム上の加盟店による（適用ある範囲での）EUおよび他の地域、国もしくは地方の食品情報規制

の不遵守、加盟店全般が関与するその他の健康不安、データ侵害、違法もしくは非倫理的行為の疑惑、加盟店もしくは配送パートナーによるデモンストレーション、ウォルトに関連する配送業者によるもしくはかかる配送業者が関与する交通事故、配送パートナーもしくはウォルトに関連する当事者（ウォルトに雇用されているか否かを問わない。）が関与する死亡もしくは重傷、またはウォルトのブランドを冠した品物もしくは商品に関連する人物によるその他の不正行為もしくは不正行為の疑惑など、ウォルトの制御が及ばない様々な事象の結果としてウォルトのブランドが低下する可能性がある。個人の不祥事による評判の悪化のリスクは、ウォルトが独自の補完的なオンライン配送物流プラットフォームを拡大したことで高まっている。

さらに、ウォルトの事業は、特にウォルトおよびその消費者が利用する電気通信事業者、インターネットおよびクラウド事業者、ならびに銀行および決済サービス事業者など、サービス提供のため様々な第三者に依存している。ウォルトの業務システムには対策が施されているが、潜在的なシステム障害またはサイバー攻撃が、通信・クラウド・インターネットサービスの運営に影響を及ぼすリスクがあり、また、通信・クラウド・インターネットサービスの提供者が予告なしに行動を起こす可能性もある。消費者および加盟店は、フードデリバリーの注文に関連するパフォーマンスの失敗や支払いの問題が発生した場合、その原因が何であるかにかかわらず、ウォルトに原因があると考える可能性があるため、ウォルトの価値提案に悪影響を及ぼす可能性がある。また、加盟店による配送の遅れまたはウォルトが均一なオンライン配送物流サービス体験を提供できない場合、ウォルトの価値提案に対する認識に悪影響を及ぼす可能性がある。

前述のいずれかの結果としての否定的な評判は、ウォルトの評判およびそのブランドの評価に重大な悪影響を及ぼし、それによりウォルトの事業、経営成績、財政状態および／または見通しに重大な悪影響を及ぼす可能性がある。このリスクは、ウォルトが、食品の安全性、アレルゲンおよび労働者の権利など、社会のダイナミックな変化および国民の期待に影響を受ける業界で事業を展開していることで高まっている。ネガティブな評判の影響は、ウォルトに対する不満または苦情が、コミュニケーション手段としての即時性およびアクセス性を備えたソーシャルメディアを介して広まることで、さらに悪化する可能性がある。かかる苦情または不満の表明は、たとえ最終的に根拠がないと結論づけられたとしても、または金銭的な悪影響を直接受けずに解決したとしても、ウォルトのブランドおよび評判に重大な悪影響を及ぼし、それによりウォルトの事業、経営成績、財政状態、および／または見通しに重大な悪影響を及ぼす可能性がある。

***ウォルトが依存している電気通信事業者、インターネット・サービス・プロバイダー、決済サービス・プロバイダーまたは技術メーカーに影響を与えるシステム停止またはサプライチェーンの障害などにより、ウォルトのITシステムおよび関連インフラが混乱した場合、ウォルトの業績に悪影響を及ぼす可能性がある。***

ウォルトのプラットフォームを支えるITシステムが一時的に故障しないという保証はない。かかるITシステムの障害や混乱は、ウォルトの業績に悪影響を及ぼす可能性がある。例えば、2021年にウォルトは、2021年9月に数時間にわたりウォルトのほぼすべてのサービスが利用できなくなった重大な障害を含む、ウォルトのサービスの可用性に影響を与えるアプリケーションの障害を何度か経験した。すべてのアプリケーションおよびデジタルサービスは障害が発生しやすく、ウォルトは、ウォルトのアプリケーションおよびサービスが今後も同様の事故が発生しないことを保証することはできない。ウォルトの急速な成長および新しい事業分野への参入は、かかる障害のリスクを高める可能性がある。

通信またはインターネットの運営に影響を与えるシステムの障害は、消費者がウォルトのプラットフォームまたは加盟店にアクセスする能力、およびウォルトが注文を受け取り処理する能力を制限する可能性がある。ウォルトまたは第三者の通信プロバイダー、コロケーション・プロバイダー、インターネット・サービス・プロバイダーまたはクラウドおよび決済サービス・プロバイダーが提供するサービスに障害が発生した場合、ウォルトの事業、経営成績、財政状態および／または見通しに悪影響を及ぼす可能性がある。さらに、第三者プロバイダーが十分に機能しな

い、ウォルトとの関係を終了させる、または商業的に合理的な条件でウォルトとの契約を更新することを拒否した場合、ウォルトは同様の条件で許容範囲内の時間枠で代替プロバイダーを見つけることが困難になる可能性があり、その結果、コストが増加し、事業および経営成績に悪影響を及ぼす可能性がある。

ウォルトは、加盟店をプラットフォームに接続するために、いくつかの商用サードパーティデバイスに依存している。これらのデバイスは、加盟店が注文を受け、実行し、または却下するためのインターフェースを提供している。ウォルトは、加盟店との接続方法を多様化することでリスクを軽減し続けているが、サプライチェーンに重大な問題が発生した場合、これらのデバイスが導入されている地域の事業業績に影響を与えるリスクが残っている。デバイスにハードウェアまたはソフトウェア関連の重大な問題または故障が発生した場合、在庫が予測レベルを超えて消費され、需要の調整に数ヶ月のリードタイムが必要な場合には、供給レベルにも同様の影響が及ぶ可能性がある。情報セキュリティ管理が回避され、デバイスの中央管理システムがセキュリティ侵害を受けた場合、同時に複数の加盟店が混乱に陥る可能性がある。

***ハッキング、ウイルス、詐欺およびその他の悪意のある攻撃によるセキュリティ対策の不備およびパフォーマンスの低下は、ウォルトの評判、事業運営、および／または財政状態に悪影響を及ぼす可能性がある。***

すべてのオンラインサービスと同様に、ウォルトのプラットフォームは、コンピュータウイルス、侵入、フィッシング攻撃、ランサムウェア攻撃、分散型サービス拒否攻撃によるサーバーへの過負荷の試み、技術的もしくは人的エラーによる漏洩、クレデンシャルスタッフィング攻撃、ウェブサイトスクレイピングもしくはその他の攻撃によるデータの不正流用、または例えば偶発的もしくは意図的な妨害行為などの理由で外部もしくは内部の当事者を含む当事者によるコンピュータシステムの不正使用による同様の混乱の影響を受ける。ウォルトの回復力および災害復旧手順にもかかわらず、ウォルトのプラットフォームまたはウォルトが現在もしくは将来的に依存する第三者サービス・プロバイダーに上記のいずれかが発生した場合、中断、遅延またはウェブサイトの停止につながり、ビジネスの損失、重要なデータへの一時的なアクセス不能、または個人データを含むアカウント情報の盗難もしくは流出を引き起こす可能性がある。ウォルトの保険契約に基づく補償は、セキュリティ・インシデントによる損失、またはセキュリティ・インシデントに関連するその他の悪影響を補償するのに十分ではない可能性がある。セキュリティ・インシデントは、ウォルトのそれぞれの評判、事業運営、または財務実績に重大な悪影響を及ぼす可能性がある。ウォルトは、システムのセキュリティを継続的に強化するために多大な資源を投入しているが、かかる努力が十分ではない可能性がある。

ウォルトのサービスまたはウォルトが現在もしくは将来的に依存する第三者サービス・プロバイダーのサービスのセキュリティ対策の障害および性能またはセキュリティの障害は、ウォルトの競争上の地位、加盟店、レストラン、消費者およびサプライヤーとの関係、ひいてはウォルトの事業、経営成績、財政状態および／または見通しに悪影響を及ぼす可能性があり、加盟店、レストラン、消費者およびサプライヤーはウォルトの信頼性を失う可能性があり、消費者は競合他社または代替手段を利用しようとする可能性がある。

***ウォルトの新しい事業分野または新しい市場への参入は成功しない可能性があり、ウォルトをさらなるリスクや不確実性にさらす可能性がある。***

ウォルトが経験してきた成長および本取引の完了後の将来の成長は、資格のあるマネージャー、ソフトウェア・エンジニア、デザイナー、IT担当者、顧客サービス担当者、サポート機能担当者および販売代理店を含むあらゆる業務レベルで適切な人材を見つけることなど、ウォルトに様々な課題をもたらす可能性がある。ウォルトは、事業の成長に応じて、既存の技術基盤およびネットワーク・インフラを拡張し、適応させることができない可能性がある。ウォルトが事業や人員の拡大に失敗した場合、ウォルトの評判、事業および業績に悪影響を及ぼす可能性がある。

ウォルトが新しい市場に事業を拡大して、または新しいサービスを提供して事業を成長させる場合、費用対効果の高い方法および迅速な方法でこれを行うことができない可能性がある。新規事業の立ち上げまたは拡大は、法人顧客、ユーザー、加盟店、政府もしくは規制当局、またはサービス・プロバイダー、銀行もしくは保険会社などのウォルトが事業を行う上で依存しているパートナーから好意的に受け入れられない可能性があり、計画通りの利益が得られない、または全く利益が得られない可能性がある。さらに、新しい地域の市場への参入または既存の市場での事業拡大は、予想以上に費用や時間がかかる可能性があり、そのような市場のユーザー、レストランおよび加盟店は、他の市場での期待や経験に基づいて予想していたよりもウォルトの価値提案を受け入れない可能性がある。また、新しい市場および地域への参入によってウォルトは、汚職、国内政党への便宜供与、縁故主義、贈収賄、マネーロンダリングおよびテロ資金供与、政情不安、特定地域の国との紛争を含む、新たな規制、健全性、財務、コンプライアンス、通貨および地政学上のリスクに加え、迅速に運営を確立することやタイムリーに店舗を見つけることなど事業の拡大に伴うオペレーション上のリスクにさらされる。特に食料品店ウォルトマーケットの拡大は、適切な場所の確保と迅速な従業員の雇用に依存している。

例えば、最近のカザフスタンでの市民暴動により、ウォルトは、安全および治安上の懸念から、またインターネット・サービスの利用不能および大規模な断絶を原因として、同国での事業活動を一時的に停止せざるを得なくなった。ウォルトは事業活動を再開することができたが、将来カザフスタンまたはその他の国もしくは地域で同様の事態が再度発生し、同様の断絶が生じるか、またはある国もしくは地域からの撤退にまでつながる可能性がある。

このようなウォルトの事業の拡大には、多額の追加投資とともに多くの業務やリソースが必要となる可能性があり、ウォルトの経営、人事、財務、運営のリソースを圧迫する可能性がある。このような努力が市場に受け入れられない場合、またはウォルトがそのような拡大したサービス、製品もしくは事業から費用を相殺するだけの十分な収益を得られない場合、ウォルトの事業、業績、財政状態、および見通しに重大な悪影響を及ぼす可能性がある。

***ウォルトは、第三者加盟店との食料品およびその他の小売事業計画を拡大する上で、また、ウォルトマーケット事業の下での自営食料品店に関連して、もしくはその結果として、一定のリスクに直面している。***

最近、ウォルトは、注文には応じるものの、ユーザーが店舗で買い物をすることはできないダークストアを持つ食料品チェーン事業「ウォルトマーケット」の拡大ならびに、新たな国や地域への拡大およびそれに伴う自社のオンライン配送サービス事業への投資に多額の投資を行ってきた。これには、食料品の関連サプライチェーンの管理、供給に関する契約上のパートナーシップの確立、店舗の賃貸、人材の雇用ならびに技術およびプロセスの開発などが含まれる。また、ウォルトは将来的にもこのような事業への投資を継続する予定である。ウォルトマーケット事業の維持および拡大のためには多額の投資が必要であり、その投資の結果、事業計画が適時に実現する、または最終的に実現するという保証はない。

食品配送物流のビジネス・モデルは、構造的に、信頼性の高いサプライチェーン、都心近くの不動産立地、食品の安全および衛生上の理由のためのコールドチェーンの維持を含む物流、ならびに関連する配送サービスを十分に確保するための多額の投資を必要とするため、ウォルトによる自営食料品店の展開とそれに関連する投資は、多額のサプライチェーン費用と人に関連する費用を必要としている。このような費用には、サプライチェーンおよび在庫管理、そのような業務を管理するための関連ソフトウェア、人件費、賃貸店舗、ならびにウォルトのアプリケーションまたはソフトウェア資産をカスタマイズするために必要な変更が含まれる。ウォルトマーケットに加え、ウォルトは、食料品やその他の商品の配送を促進するために、第三者の小売店と協力している。特に競争の激化やユーザーの嗜好の変化の可能性を考慮すると、第三者との協力やウォルトの自営食料品店の運営を収益化する段階において、すべての市場で手数料やユーザーへの配送料金（該当する場合）を請求できない可能性がある。また、第三者との連携や自主運営におい

て、食料品および小売関連の配送物流サービスを収益化するために必要な配送業者や不動産の稼働率を最適化するための十分な注文数を確保できない可能性がある。その結果、ウォルトの食品配送サービスは、計画した期間内に収益目標に到達しない可能性がある、または到達しない。また、事業の拡大に伴い、経営陣の注意が他の課題からそれたり、サポート機能からリソースが流出したりする可能性があり、ウォルト全体に悪影響を及ぼす可能性がある。

オンラインの浸透が進み、オンラインでの食品注文の普及および宅配便離れのペースが上がっているため、ウォルトは、ユーザーからのすべてのオンライン注文にタイムリーに対応できるように、十分な数の潜在的な配送業者を見つけようとしている。ウォルトは、様々な理由により十分な数の配送業者を確保できない可能性がある。これには、他の配送物流サービスによる配送業者へのサービスに対する競争（この競争には、月の最低労働時間の要件のリスクまたは配送業者の平均勤続年数の増加などが含まれ、コストに敏感な他の要因によってさらに激化する可能性がある。）、交通渋滞の激しい都市部で業務を行うことから交通事故に巻き込まれるリスクがあるため、配送の仕事は魅力的ではないという認識の拡大、および特定の管轄区域で適用される労働法関連の規制（例えば、配達員が１日または連続した日に働くことができる労働時間）が含まれる。また、ウォルトが従業員および請負業者（配送業者を含む。）の満足度を維持するために努力しても、最近、食品業界、特に食品配送事業における労働条件が労働組合に注目されていることから、従業員および請負業者との間で紛争が発生するリスクならびにその他の労働関連紛争が発生するリスクが高まっている。

食料品・小売関連の配送物流事業に関連するその他の不確実性には多くの要因があり、これらは今後もウォルトに影響してくる。特定の市場における食品配送物流事業の全体的な収益性および持続可能性に影響を与えうる要因には以下のものがある。ユーザーが、ウォルトが配送を支援するレストランやその他の加盟店ではなく、自ら配達するレストランやその他の業者を好む程度、物流プロセスを最適化できる程度、加盟店、配送業者およびユーザーの需要密度が最適でない地域で効率化を達成できる程度、配送業者の価格設定に影響を与える外部要因、加盟店への手数料および配送料金、ならびに異なる供給、需要および規制条件が提示される新しい市場でソリューションを開発する必要性などがある。ウォルトマーケット事業に関連する活動やその拡大は、現在または将来のすべてのパートナーから好意的に見られない可能性がある。これにより、特定の食料品店やその他の加盟店にとってのウォルトプラットフォームの魅力が低下する、またはウォルトが規制上の課題に直面し、事業計画に沿って事業を行うことが制限される可能性がある。

その他のオペレーショナル・リスクには、配送業者による、もしくは配送業者に関わる潜在的な事故、または（交通事情や技術的な障害などの要因により）時間通りに商品を配送できない、もしくは全く商品を配送できないことが含まれ、ウォルトの魅力に影響を与える、または負債を生じさせる可能性があり、その結果、収益および評判に悪影響を及ぼす可能性がある。

上記のようなリスクが顕在化した場合、ウォルトの事業、評判、財務状態、業績および見通しに重大な悪影響を及ぼす可能性がある。

*ウォルトは、オンライン注文の受領および処理を容易にする加盟店管理システムにおけるソフトウェアの潜在的な障害に関連して、特定のリスクに直面する可能性がある。*

ウォルトのサービスならびに既存のユーザーおよび加盟店パートナーを維持し、また新規に獲得する力は、ウォルトの技術およびシステムを、ウェブサイト、販売時点情報管理システム、オンライン決済代行システム、およびウォルトが管理していないその他の加盟店システムなどの様々な第三者システムならびにプラットフォームにうまく統合することに依存している。これらが、ウォルトのプラットフォーム上での加盟店によるオンライン注文の受領および処理を容易にしている。第三者の技術やサービスの利用に伴うリスク（機密情報もしくは専有情報の悪用、またはサイバーセキュリティリスクなど）をウォルトが理解し管理できない場合、ウォルトの事業運営や収益性に悪影響を及ぼす可能性がある。また、統合における問題は、パートナーの導入における問題や失敗、既存のパートナーの喪失、さらには売上の減少につながる可能性がある。こ

れらのシステムやプラットフォームは定期的に更新されているため、そのような更新が行われた場合、ウォルトのサービスが以前のように効率的に動作しない、または全く動作しない可能性がある。ウォルトのサービスの機能を低下させたり、競合サービスを優遇したりするようなこれらのシステムの変更は、ウォルトに追加の費用や要件を課し、ウォルトのサービスの利用に悪影響を及ぼす可能性がある。ウォルトの成功は、技術の継続的な変化、業界標準の進化およびユーザーの嗜好の変化に対応したサービスやシステムを提供できるかどうかに一部依存している。ウォルトがこのような技術の変化にタイムリーに対応できない場合、ウォルトのサービスに対する需要が減少し、加盟店、レストランおよびユーザーがウォルトの競合他社のサービスを利用することになり、ウォルトの競争力、ひいては業績および収益性に悪影響を及ぼす可能性がある。さらに、これらの加盟店管理システムのソフトウェアに障害が発生した場合、ウォルトが既存のネットワーク加盟店にサービスを提供すること、および加盟店のネットワークを拡大することに重大な悪影響を及ぼす可能性がある。このようなリスクを軽減するために復旧能力を改善する努力が、ソフトウェア障害のリスクを軽減または排除する保証はない。

*ウォルトは、インターネット検索エンジンのアルゴリズムやサービス規約の変更により、当社のウェブサイトがオーガニック検索結果から除外されたり、下位にランキングされたりすることで悪影響を受ける可能性がある。*

ウォルトの成功は、潜在的なユーザーおよび既存のユーザーが、ウォルトのオンラインプラットフォームを検索して見つけることができるかどうかにかかっている。再訪のユーザーおよび新規のユーザーは、オンラインでフードデリバリーを注文することを検討する際に、Google、Yahoo、Bing などのオンライン検索エンジンに依存することが多い。したがって、このような検索エンジンで上位に表示されれば、一般的に知名度が上がり、ウォルトのウェブサイトへのアクセス数やモバイルアプリケーションのダウンロード数が増加し、結果として注文数も増加する。検索エンジンは、検索結果を生成するアルゴリズムやランキング基準をしばしば変更し、その結果、ウォルトのウェブサイトが購入したリンクおよびその他のリンクのアルゴリズム上の配置に悪影響を与える可能性がある。検索エンジンのアルゴリズムまたは利用規約の変更により、検索結果で目立つように表示されない場合、ウォルトの取り組みの成功に影響し、オンライン配送プラットフォームへのアクセス数が減少し、それによりウォルトの事業や経営に悪影響を及ぼす可能性がある。

さらに、ウォルトは、検索エンジン・マーケティング、ペイパークリック・マーケティング、その他のメディアまたはオンライン・マーケティングに関連するものを含め、様々なマーケティング活動を行うことがある。一般的に、ペイパークリック・マーケティングの価格設定は動的であり、キーワードごと、またはキーワード・グループごとの価格に依存する。ウォルトのユーザー獲得単価は、競合他社またはペイパークリック・キャンペーンの価格設定に関する検索エンジンの利用規約の変更によって影響を受けることがある。特に、特定の市場におけるウォルトの競合他社がより大きな資金力を持ち、ペイパークリック・マーケティング、その他のマーケティング活動またはキャンペーンにおいてウォルトを上回ることができる場合には、そのような傾向が見られる。

*ウォルトの事業は、パートナーへの依存の問題および需要の変動を引き起こす天候の問題、または配送業者が使用する機器および機材の問題によって影響を受ける。*

ウォルトの事業は、オンライン配送プラットフォームの利用に関するユーザーの行動および配送業者の利用状況に大きく依存している。予期せぬ天候パターンは、年間を通じてウォルトのオンライン配送物流サービスに対する需要および配送業者の利用状況に影響を与える可能性がある。寒さや雨などの悪天候は一般的に注文を増加させるが（ただし、特に厳しい天候は、悪天候や交通状況、配送業者の利用状況などにより、配送の妨げとなる場合がある。）、暖かい天候や晴天は

一般的に注文を減少させる。悪天候または平年よりも歴史的に日照または高温の期間が長かった場合、ウォルトの事業、業績および財務状態に重大な悪影響を及ぼす可能性がある。

ウォルトは、その事業において、配送業者パートナー、雇用および自営の配送業者のフリートパートナー、サプライヤー、下請け業者、機材メーカー、広告主、さらにはITおよびその他のサービス・プロバイダーを含む、さまざまなパートナーに依存している。ウォルトのパートナーが期待通りのパフォーマンスを発揮できない場合、またはウォルトが適切なパートナーシップを合理的な条件で確立できない場合には、ウォルトおよびその事業に悪影響を及ぼす可能性がある。パートナーとの不利な契約条件や紛争は、運営上の問題を引き起こし、例えば契約上の違約金または法的手続きに関連する費用により、多額の費用が発生する可能性がある。高い倫理観およびコンプライアンスの維持、汚職および不健全な商習慣の防止、適切な健全性および安全基準の実施、またはその他の規制遵守に関するウォルトの失敗は、単に申し立てられたものであれ、実際のものであれ、ウォルトの大幅な評判の低下をもたらす可能性がある。さらに、市民不安、地政学上の問題、パンデミック現象もしくは特定の地域に影響を与えるその他の混乱、または輸入規制、グローバルな貨物およびサプライチェーンならびに同様の問題が発生した場合、ウォルトの事業に混乱が生じる可能性がある。このような影響は、例えば地理的に集中しているなどの理由で、特定のサプライヤーでより顕著になる可能性がある。

配送業者は通常、使用する適切な機材または配送関連機器を自由に選択できる。これには、低温または加熱用の配送機器が含まれ、自社のものであるか、ウォルトの競合他社またはウォルト自体から入手したものであるかを問わない。このような機材にまつわる問題は、食品の品質や安全性を含む様々な問題について風評被害を引き起こす、またはウォルトに対する請求につながる可能性がある。さらに、かかる機材がウォルトを通じて入手されていた場合、その品質、または関連する安全性もしくはその他の基準の遵守に問題があると、ウォルトに対する請求または処罰もしくは罰金につながる調査が行われる可能性がある。ウォルトは、配送業者に提供する機材を様々なパートナーから購入しているため、知的財産権やその他の権利の侵害を理由とした第三者からの請求のリスクを負う可能性がある。

*ウォルトは、オンライン決済の受領および処理ならびに現金決済から生じる手数料の徴収に関するリスクにさらされている。*

ウォルトは、ユーザーにオンライン決済オプションを提供し、決済処理サービスを提供するために、第三者、特に支払サービス・プロバイダー・パートナーならびにその顧客およびパートナー自身の銀行に依存している。第三者がデビットカード、クレジットカード、またはその他の支払いのための決済処理サービスを提供しない、または提供できない場合、ウォルトの業務に支障をきたし、その評判を落とす可能性がある。また、銀行や決済サービス・プロバイダーが、維持できない新しい条件、またはユーザーに転嫁できない費用を導入した場合、ウォルトの業績に悪影響を及ぼす可能性がある。また、ウォルトは、決済機関のライセンスを有するフィンランドの子会社を通じて、特定の決済サービスを提供している。この子会社が適切に、またはタイムリーに支払いを処理できなかった場合、加盟店パートナーの事業の損失またはその他の損害が発生し、その結果、ウォルトに対する請求が発生する可能性があり、また、子会社を通じてウォルトブランドに直接関連する障害が発生することにより、さらなる風評被害が発生する可能性がある。

現金での支払いは、様々な国で市場慣行として行われている。現金での支払いを容易にすることは、運営上困難な場合があり、また、多額の現金を保有することは、現金での支払いの一定部分が紛失、置き忘れ、または盗難に遭うリスクを伴う。決済関連の規制は、ウォルトが事業を展開する国で決済関連の仕組みを導入する際の運用費用を増加させる可能性がある。また、様々な管轄区域間の規制の違いにより、例えば拡張性のあるソリューションを導入する際の問題などにより、費用が増加する可能性がある。さらに、支払い方法として現金を提供することにより、ウォルトがマネーロンダリングを助長する、または不注意で共犯者となることがないようにするためには、強固な管理が必要となる。このような管理を維持または実施できなかった場合、例えば、

罰金、処罰、風評被害、事業の損失またはその結果として特定の地域や事業からの撤退を決定することにより、ウォルトに悪影響を及ぼす可能性がある。

クレジットカードによる支払いについて、ウォルトは、追加の支払い回収リスクに直面している。ウォルトは、オンライン決済で支払われた各注文の商品価値を、関連する加盟店に代わって全額回収するため、クレジットカード詐欺に関する財務リスクを負わなければならない可能性がある。クレジットカード詐欺が広範囲に発生した場合、ウォルトの収益性に重大な影響を与える可能性がある。すべての支払いシステムおよび現金回収システムは、マネーロンダリングなどの違法行為によって侵入または利用される可能性がある。ウォルトの努力によって、マネーロンダリングなどの違法行為による侵入または利用を防ぐことができない場合、追加のコンプライアンスコスト、罰金や処罰または風評被害を含む重大な損害が発生する可能性がある。

***ウォルトは、事業を展開している、あるいは今後展開する様々な市場の経済状況の影響を受ける。***

ウォルトが事業を展開している市場のいずれかにおける経済状況の悪化は、ウォルトに悪影響を及ぼす可能性がある。経済および市場の混乱ならびに政治的および法的な不確実性は、ユーザーの購買行動に影響を与えることが予想され、例えば、ユーザーが持ち帰り用の食品を購入するよりも自宅で料理をするようになる（ユーザーは外食よりも持ち帰り用の食品を購入することもあるが）、または食品、小売商品および食料品の配送物流サービスの利用が減少する可能性がある。このようなユーザーの行動の変化により、ウォルトのプラットフォームを通じた全体的な注文数が減少する可能性がある。また、経済状況の変化により、食品、労働力およびエネルギーなどウォルトの事業に関連する価格が上昇し、ユーザーの消費行動およびウォルトの業績に影響を与える可能性がある。さらに、マクロ経済の状況が、将来、ウォルトが許容できる条件で適時に資金を調達する力を損なう、または許容できる条件で資金を調達する力を完全に損ない、それによって事業の拡大が妨げられないという保証はない。

***ウォルトは、数多くの法律や規制の適用を受けており、事業を展開する各管轄区域の法律および規制の変更、解釈および適用によって、その事業が損なわれる可能性がある。***

ウォルトは、その地理的範囲と事業の性質により、特定の固有のリスクに直面している。登録届出書の日付時点で、ウォルトは欧州とアジアの 23 カ国で事業を展開しており、レストラン、小売店の商品および食料品の配送の促進ならびに独自の食料品店ウォルトマーケットの運営を含む、さまざまな事業分野に取り組んでいる。その結果、ウォルトは、管轄区域ごとに異なり、また時には対立する法律や規制にさらされている。事業を行っている複数の管轄区域において事業に適用される既存の法律および規制を遵守し、これらの管轄区域における変化を予測し、それに適応する力は、ウォルトの成功、特に、新しい地理的市場への参入または既存もしくは新しい地理的市場における新しい事業分野への参入を含む将来の拡張計画にとって重要である。特に、決済サービス、競争、インターネット、電子商取引、消費者保護、食品安全、労働時間および宅配便に適用されるその他の労働規制、健康と安全、クッキー、プライバシー、個人データの処理、電子マーケティング、プラットフォーム規制および法律、忘れられる権利に関連する規則、持ち帰り向けレストラン業界、一般的なオンライン配送物流プラットフォーム業界など、ウォルトが事業を展開する 1 つ以上の市場、以上に関連して適用される法律または規制、司法の判例および慣行、規制当局の監督および執行において確立された判例および慣行の不確実性や変更は、ウォルトの評判、事業、業績、財務状態および見通しに重大な悪影響を及ぼす可能性がある。

***ウォルトは、独立請負人モデルに関連するリスクに直面している。独立請負人モデルは、「ギグ・エコノミー」に対する政府の規制ならびに行政または司法の介入が進展することを前提としている。政府の規制が変化した場合、または特定の市場でウォルトが使用している独立請負人モデルに対する困難が継続した場合、ウォルトは既存のビジネス・モデルや事業を変更しなければならなくなる可能性がある。***

プラットフォーム労働および「ギグ・エコノミー」（正社員ではなく、短期的な任務やフリーランスの仕事が多いことを特徴とする労働市場）に対する政府の規制は、ここ数年で大きく進展し、現在もその傾向が続いている。配送業者が従業員や労働者ではなく、独立した個人事業主として直接従事するという独立請負人モデルは、政府の規制ならびに行政および司法の解釈の進化の影響を受け続けている。適用される法律の解釈が不確実であることに加え、法律が常に進化していることから、この分野は精査の対象となっており、場合によっては特定の管轄区域において、個人事業主ではなく従業員または労働者として扱われるべきであったと主張する配送業者による集団訴訟が開始されている。例えば、2021年11月1日、南フィンランド地方行政庁の課を通じて、フィンランド労働安全衛生局は、フィンランド国内のウォルトの配送業者は雇用関係にあり、ウォルトに労働時間の法定記録を残すことを義務付けるべきであるとの決定を下した。ウォルトは、この決定をヘルシンキ行政裁判所に控訴した。現在のところ、最終的な判決がいつ出されるかについての明確なスケジュールはない。手続きには数ヶ月から数年という長い時間がかかる可能性があり、判決がフィンランド最高行政裁判所に上訴されて取り上げられた場合には、さらに時間を要する可能性がある。さらに、最終的な裁判所の判決がウォルトにとって有利なものになるという保証はない。

2021年2月、欧州委員会（以下「*EC*」という。）は、EU域内でプラットフォーム労働に従事する人々が経験する課題に対処するために設計された協議の第1段階を開始した。これには、EU域内でウォルトに携わっている配送業者が行っている仕事も含まれる。この協議では、プラットフォーム労働者の雇用形態、労働条件、社会的保護へのアクセス、団体代表および団体交渉へのアクセスなどについて、EU全体での対策が必要かどうかについて、ソーシャル・パートナーの意見を求めている。2021年9月16日、欧州議会は、プラットフォーム労働者の公正な労働条件、権利および社会的保護、ならびにデジタルの発展に関連する新しい雇用形態に関する決議（2019/2186(INI)）を採択した。2021年12月、ECはプラットフォーム労働者の条件改善に関する指令案を発表したが、その範囲は、現在独立請負人モデルで働いているウォルトの配送業者を対象とする可能性がある。現在の形では、ECの草案は、とりわけ、プラットフォーム労働の性質を評価するための一定の基準を導入することで、雇用状態の推定を作る可能性がある。しかし、法的拘束力のあるEU全体の法律の最終的な内容や時期については、確実なものではない。新たな法律の制定により、配送業者の雇用形態の解釈に関する不確実性は軽減されるかもしれないが、このようなEU全域を対象とした法改正の可能性は、EU域内で現行の独立請負人モデルを活用するウォルトの活動に悪影響を及ぼす可能性がある。

適用される法律の解釈には不確実性があり、「ギグ・エコノミー」に関する法律および規制の状況は進化しているため、いくつかの国におけるウォルトの独立請負人モデルは、さらなる困難に直面する可能性がある。困難が継続すると、ウォルトが雇用している配送業者が、個人事業主ではなく従業員または労働者に再分類される、および雇用関連の追加給付および保護を受ける権利を得る可能性がある。これにより、ウォルトが雇用に関する特定の義務を遵守するための追加費用および管理負担が増加する可能性があり、また、ウォルトと配送業者の双方にとって、労働時間や配送業者の利用状況に関する柔軟性が低下する可能性がある。労働時間が雇用者や法律によってあらかじめ決められ、柔軟性に欠ける場合、配送業界で働くことができなくなる人もいる可能性がある。柔軟性の低下は、結果的に競争環境を変化させ、地域の物流ネットワークよりも集中型の電子商取引企業に有利に働く可能性があり、ウォルトはその事業モデルへの順応を余儀なくされ、また、相当数の配送業者が離職し、新たな配送業者の採用が困難になる可能性がある。適用される法律の解釈には不確実性が伴うため、ウォルトは、ドイツですでに採用しているように、特定の国で雇用ベースのモデルを採用することを決定する（これにより、運営上の課題や費用の増加が生じる可能性がある。）、特定の国から撤退する、および特定の国や事業分野での事業拡大を行わないことを決定する可能性があり、その結果、売上高の成長がそうでない場合よりも鈍化する可能性がある。ウォルトは、配送物流サービスを成長させており、今後も成長させる可能性がある。その結果、そのような成長がさらなる個人事業主の関与を伴う限り、かかる継続的

な課題の影響は、既存の事業運営にとって重大であり、また拡大の機会を制限する可能性がある。また、政府機関が行政上もしくは懲罰上の罰金を課す、または遡及してでもウォルトの運営費用を増加させるような措置を取る可能性も排除できない。例えば、過去の料金もしくは税金、または長期間にわたって蓄積された同様の金額を徴収したり、支払いの遅滞に伴うさらなる罰則を課したりすることが考えられる。また、独立請負人モデルに関して、ウォルトが罰金およびその他の制裁を受ける可能性もある。このような事象は、ウォルトの事業、業績、財務状態および見通しに重大かつ不利な影響を及ぼす可能性がある。

***ウォルトの事業には、ユーザー、レストランオーナーおよびその他の加盟店、従業員および契約している配送業者の個人データの処理が含まれており、これらの処理は、プライバシーおよびデータ保護に関する法律ならびに政府の規制の下で規制されている。このような法律や規制を遵守することにより、追加費用が発生する可能性がある。また、セキュリティ侵害の結果を含め、遵守できなかった場合には、負債が発生する可能性がある。また、プライバシーおよびデータ保護に関する法律や政府の規制、セキュリティ侵害のリスクにより、ウォルトの評判、事業、財務状態、業績および見通しに重大かつ不利な影響を与える可能性がある。***

ウォルトの業務には、ウォルトが提供するサービスを推進するために、ユーザー、レストランオーナーおよびその他の加盟店、従業員、契約している配送業者を含む、個人データを処理することが含まれる。このような個人データには、識別データ、位置情報、およびユーザーが注文の支払いを希望する際に提供する支払取引データ（ユーザーの氏名、電子メール、電話番号、所在地、場合によっては支払方法の詳細など)、または、レストランのオーナー、その他の加盟店および契約している配送業者の場合は、ビジネスアカウントを保有してウォルトからの支払いを受けるための銀行のルーティング情報および口座情報、さらに位置情報、ユーザーのフィードバックおよび身分証明書が含まれる。

したがって、ウォルトは、事業を展開する国で適用される個人データの収集および処理に関するプライバシー規則および規制（GDPR を含む。）の対象となる。これらの規則や規制の要件は、商業的に利用できる方法で個人データを収集および処理するウォルトの業務に影響を与える。ウォルトがその事業のすべてにおいて、適切な水準のデータ保護およびプライバシーに関する法律の遵守を促進し、実施できるという保証はない。適用されるデータ保護およびプライバシーに関する法律の遵守を怠った場合、ウォルトの評判に傷がつく、または特定の管轄区域における集団訴訟を含む、政府機関もしくはその他の者によるウォルトに対する調査、制裁、処罰もしくは訴訟につながる可能性がある。GDPR では、コンプライアンス違反に対する多額の過料が導入されており、20 百万ユーロまたは全世界での年間売上高の 4%のいずれか多い方が適用される可能性がある。潜在的なコンプライアンス違反が、罰則や私的な損害賠償請求という形で直接的に大きな財務的影響をもたらさないとしても、違反に関連するネガティブな評判は、ウォルトのビジネスに重大な悪影響を及ぼす可能性があり、特にユーザーの信頼の低下または喪失を招く可能性がある。その結果、ユーザーは、個人データを含むウォルトのユーザーアカウントを削除し、ウォルトによる個人データの処理を禁止することを選ぶ可能性がある。そして、ウォルトは、ユーザーの購買行動に関するデータなどを利用できなくなる可能性があり、またユーザーがより高いレベルのデータ保護を提供すると考えられるウォルトの競合他社から購入するようになる可能性がある。さらに、ウォルトは、セキュリティ侵害の可能性に直面しており、そのことが適用されるデータ保護およびプライバシーに関する法律の違反につながる可能性がある。ウォルトおよびその関連加盟店、パートナー、サービス・プロバイダーなどが個人データまたは機密データを適切に保護できない場合、ウォルトの評判、事業、財務状態、業績および見通しに重大な悪影響を及ぼす可能性がある。

***ウォルトは、厳格な食品安全法および法律、アルコール、タバコまたは医薬品などのその他規制品の販売に関する消費者保護法が存在する特定の国で事業を展開しており、いずれの場合におい***

*ても、そのプラットフォームに掲載される加盟店にかかる法律が適用され、当該法律はウォルトにも適用される可能性がある。これにより、コンプライアンス費用が増加するだけでなく、かかる法律に対しても責任を負い、法律を遵守しないことによってその評判への重大な損害が発生する可能性がある。*

ウォルトが事業を展開しているいくつかの国で課されている厳格な食品安全法、消費者保護法およびアルコール、タバコまたは医薬品などのその他規制品の販売に関する法律（欧州では、欧州経済地域(EEA)に加盟している北欧諸国を含む国の内国法で施行されている EU 法を含む。)が、ウォルトのプラットフォームに掲載されているレストランまたはその他の加盟店もしくはウォルトが運営するオンライン専用の食料品店を含む食料品店に適用される。これには、販売されている食品のアレルゲン、添加物および/または成分などの食品情報の提供に関する法律ならびにウォルトのプラットフォームでアルコール飲料またはその他の年齢制限のある商品を注文する顧客の年齢確認に関する法律が含まれる。さらに、食品安全法では、温度管理された食料品を受け取り、保管し、包装する際に、配送中だけでなく、食料品店の営業中も低温流通体系を維持することが求められている。加えて、ウォルトが事業を行っているいくつかの国で適用されている消費者保護法では、ウォルトのプラットフォーム上で商品を購入する消費者に対して、小売商品の価格および単価などの情報提供に関する広範な義務が定められている。このような法律はウォルトにも適用される可能性があり、コンプライアンス費用の増加（コンプライアンス違反の結果を含む。）につながる可能性がある。特定の市場では、ウォルトは、レストランまたはその他の加盟店に代わって、プラットフォーム上で消費者に食品情報の提供および提供支援をしている。また、ウォルトが運営するオンライン専用の食料品店事業については、ウォルトがこれらの情報を提供している。ウォルトは、消費者への食品情報またはその他情報の提供に関する法令の不遵守、もしくは不正確または不完全な食品関連情報などの提供に起因する責任を負う可能性を排除することはできない。ウォルトは、コンプライアンス違反、とりわけ、かかるコンプライアンス違反に関連した傷害または死亡の事例が発生した場合に、その評判に重大な損害が及ぶ可能性を排除することはできない。

*ウォルトは、決済サービスの提供に関連する広範な政府の規制および監視の対象となっている。適用ある規制の不遵守、適用ある規制に基づく権限の喪失または適用ある規制の重大な変更が、決済サービスのプロセスに重大な影響を与えたり、もしくは罰則を課されるまたは費用および時間のかかる修復作業に至る結果となる可能性がある。*

ウォルトは、欧州経済地域（EEA）の複数の国で規制された決済サービスを提供しているため、改定された決済サービス指令 2015/2366/EU（以下「*PSD II*」という。）ならびにマネーロンダリングまたはテロリストの資金調達を目的とした金融システムの利用の防止に関する指令 2018/843（以下「*AML 指令*」という。）およびウォルトが事業を展開する欧州諸国におけるそれらの実施の影響を受ける。ウォルトは、EEA 諸国に関して PSD II に基づく決済サービスを提供するために、フィンランドの子会社の 1 社にグループ内認可決済サービス提供者としての役割を依存している。EEA 管轄区域内の限られた国では、ウォルトは PSD II および AML 指令における代理商の例外の適用下で事業を行っている。したがって、ウォルトが提供する決済サービスは規制されておらず、ライセンスも必要ない。ウォルトは、加盟店に代わって商品の販売を交渉または締結する契約を通じて承認された代理商として支払いを受け、且つ消費者に代わる代理商として行為しないため、引き続きこの適用除外に依存する可能性がある。ウォルトの子会社は、PSD II に基づき、フィンランド金融監督庁から決済機関ライセンスを取得した。この決済機関ライセンスは、これらの管轄区域にもパスポートとして適用されるため、EEA 市場全体における完全なコンプライアンスが保証される。将来、かかるライセンスが取り消されたり、もしくは罰則を課す、および/またはウォルトに特定の決済機関の提供を中止させるといったフィンランド金融監督庁によるその他強制措置が取られた場合、ウォルトのこれまで築き上げた市場におけるその方法でのオンライン決済を処理する能力は深刻な影響を受け、ウォルトは第三者の決済サービス・プロバイダーの利用を

余儀なくされたり、または上記のような可能性のある結果の組み合わせに至る場合がある。さらに、ウォルトは、現地の顧客確認（know your customer）基準を満たすなど、AML 指令に基づく要件を満たさなかった場合、罰則または罰金を課される可能性がある。

***ウォルトは、デジタルサービス、価格設定およびプラットフォームに関する規制を受けており、そのビジネス・モデルが当該規制の影響を受けたり、関連する訴訟または規制当局からの問い合わせの対象となる可能性がある。価格設定規制および/またはプラットフォーム規制の変更、もしくは関連する訴訟または規制当局からの問い合わせの結果によっては、とりわけ、ウォルトのビジネス・モデルまたは価格設定モデルの変更が必要となり、経営成績に悪影響を及ぼしたり、および/もしくは事業コストの増加につながる可能性がある。***

ウォルトは、事業を行っている管轄区域において、デジタルサービス、価格設定およびプラットフォームに関する規制の対象となっている。オンライン食品配送物流マーケットプレイスが請求する手数料および委託手数料ならびにオンラインプラットフォームのその他のビジネス慣行は、現在、監視の目が厳しくなっており、今後もウォルトが事業を展開する管轄区域において、政治的・公的な議論の対象となることが予想される。このような監視の強化は、プラットフォームの規制または法律の変更、ネガティブな評判もしくは政府当局またはその他機関が開始する調査または訴訟につながる可能性がある。例えば、2019 年 7 月、欧州委員会（EC）は「オンライン仲介サービスのビジネスユーザーのための公正性と透明性の促進に関する 2019 年 6 月 20 日の欧州議会および理事会の規則（EU）2019/1150」（以下「***規則（EU）2019/1150***」という。）を制定した。この規則は、マーケットプレイスに対して、そのサイト上で商品およびサービスをランク付けするために使用される有料ランキング（適用ある場合）を含む主なパラメータを開示することを義務付けることで、オンライン仲介サービスおよびオンライン検索エンジンに一定の透明性義務を課している。さらに、プラットフォーム経済およびウォルトの事業に関連する、デジタル市場を規制するための様々な規制イニシアチブがある。例えば、欧州委員会（EC）は、EU におけるデジタルサービスを規制する規則を改訂するために、デジタルサービス法およびデジタル市場法の立法を推し進めている。その結果としての規制の最終案はまだ決定されておらず、業界全体、ビジネス・モデルおよびウォルトへの影響は不確かであるが、例えば、ウォルトに悪影響を及ぼす可能性があるビジネス・モデルの変更が必要になったり、または管理コストのかかる新しい運営手順を導入しなければならなくなる結果に至る場合がある。

かかる監視の目の強化の結果としてのプラットフォームの規制のさらなる変更、立法または関連する訴訟により、手数料および委託手数料の変更を含む、ウォルトの特定のビジネス慣行の変更が必要になる可能性がある。手数料および委託手数料の変更は、とりわけ、ウォルトの収益力に悪影響を与えたり、ウォルトのプラットフォームを利用する消費者または加盟店の不満または損失を引き起こす可能性がある。

***ウォルトは、事業を展開する各国の競争法の適用を受ける。また、競争法の変更または遵守できない場合には、競争法により事業の変更が必要となり、事業、業績、財務状況および/または見通しに悪影響を及ぼす可能性がある。***

ウォルトは、事業を展開する国の競争法の適用を受けており、かかる法律は、問題となるサービスおよび地域におけるウォルトの市場での立ち位置に応じて、とりわけ、価格の平準化またはその他の種類の価格保証に関する価格関連条項（例えば、加盟店のオンライン注文チャネルを通じて直接注文された食品またはレストラン実店舗もしくは加盟店の実店舗での注文と比較して、ウォルトのプラットフォーム経由で同じ食品が注文された場合、加盟店は消費者に高い価格を請求しないという契約。）について加盟店と合意するウォルトの能力を制限する可能性がある。ウォルトが事業を展開しているいくつかの市場の競争当局は、かかる価格関連条項に関して照会や調査をしており、競争当局および裁判所は、かかる価格関連条項および慣行に関して一定の判断を下している。例えば、2021 年 12 月、ウォルトは、フィンランド競争・消費者庁に対して、ウォル

トが市場において支配的な地位を有しており、加盟店との一般契約において特定の価格関連条項を含めることを禁止すべきであるとの是正措置要求がなされていることを知った。現在のところ、この手続きがどのように進められるか、またはどのような結果になるかについて示唆するものは何もない。しかしながら、いかなる結果もウォルトに有利なものになるであろうという保証はない。

したがって、特に、新しい法律、規制または解釈の採用の結果、特定の加盟店またはその他のパートナーとウォルトとの間の契約における特定の価格関連条項が競争法に違反していると判断されることとなったり、市場での立ち位置が異なる、または規制問題に関して異なる姿勢をとってきた類似の企業が使用している契約慣行をウォルトが実施できなくなるリスクがある。さらに、市場シェア、価格操作または競争上重要な情報の交換などの疑惑もしくはウォルトマーケットとプラットフォーム上の第三者の食料品店との関係に関連する疑惑など、ウォルトが現在事業を行っている、または事業を拡大する可能性のある特定の事業分野において、競争法違反の申し立てを排除することはできない。競争法の潜在的または仮説上の違反は、罰金、関連条項または契約自体の執行不能、契約の必然的な修正、損害賠償請求および風評被害をもたらす可能性があり、それぞれがウォルトの事業、業績、財務状況および/または見通しに重大な悪影響を及ぼす可能性がある。

***ウォルトは、知的財産権の適切な保護を得られない、または維持できない場合、悪影響を受ける可能性があり、また、知的財産権侵害の請求を受ける可能性がある。***

ウォルトの知的財産権は、独自に開発したものであれ、ライセンスを受けたものであれ、または第三者から取得したものであれ、その事業の運営にとって重要である。特に、これには、商標（登録済および未登録の両方）、デザイン権、ドメイン名の権利ならびにソフトウェア・コード、データベースおよびその他の情報技術の著作権（データベースの権利ならびに適用される事業および営業秘密保護規制に基づく権利を含む。）が含まれる。これらの知的財産権は、ウォルトのサービスにおける革新性、独自性および価値を保護し、且つウォルトがそのサービスに対する消費者の認知度を効果的に高めるために重要であり、継続して重要であると見込まれ、これ故にウォルトの事業の成功および評判に直接関係している。ウォルトに関連して作成された知的財産およびウォルトでの雇用期間中に作成された知的財産は、（一般的に）ウォルトの所有物となる。その技術における著作権のあるソフトウェアに加えて、ウォルトはオープンソース・ソフトウェアを使用し、オープンソース・ライセンスの下でコードを公開する可能性がある。ウォルトは、その知的財産権、特にその商標を保護し且つ広める能力に依存している。

ウォルトは、第三者が、ウォルトの知的財産権（とりわけ商標権を含む。）を侵害しないこと、または第三者がウォルトのドメイン名に類似したドメイン名を購入しないことを保証することはできない。さらに、ウォルトは、新規市場への参入および既存市場での事業展開において、知的財産権（とりわけ商標権を含む。）を適切に登録するまたは保護する、もしくは関連するドメイン名を合理的な価格で購入することができない可能性がある。さらに、ウォルトは、裏付けがあるか否かにかかわらず、ウォルトの事業が他者の知的財産権を侵害しているという請求を受ける可能性があります。

ウォルトの知的財産権（とりわけ商標権を含む。）に異議が唱えられたり、または侵害されたりした場合、もしくはウォルトが既存の市場において、または新しい市場に参入する際に、商標またはソフトウェア・コードを適切に登録またはその他の方法で保護することができないもしくはドメイン名を購入できない場合、ウォルトのブランドおよび技術に悪影響を及ぼし、その結果、ウォルトの事業、業績および/または財務状況に悪影響を及ぼす可能性がある。ウォルトの知的財産権を行使したり、または他の当事者の知的財産権を侵害しているという請求に対してウォルトを弁護したりすると、紛争または訴訟に発展する可能性がある。このような紛争または訴訟は、時間および費用がかかり、ウォルトの評判を傷つけ、ウォルトに特定のロイヤリティまたはライ

センス契約の締結を要求したり、ウォルトがそのソリューションまたはサービスの一部を完全に提供できなくなる可能性がある。

**将来の見通しに関する記述についての注意事項**

本書および参照のために本書に組み込まれている書類には、将来の見通しであり歴史的事実ではない記述が含まれている。これらの記述は、見積もり、予想および見通しから成っており、実現を保証するものではない。このような記述は、それらが歴史的なまたは現在の事実に厳密には関連していないという事実によって識別することができる。本書で使用されている「予想する」、「信じる」、「予期する」、「継続する」、「あり得る」、「見積もる」、「見込む」、「希望する」、「意図する」、「ことがある」、「かもしれない」、「目的」、「進行中」、「計画する」、「可能性がある」、「潜在的」、「予測する」、「すべきである」、「努力する」、「目標とする」、「つもりである」、または「ことがある」などの用語ならびにそれらの類似表現および否定語は、将来の見通しに関する記述であると識別することができるが、これらの用語が存在しないからといって、将来の見通しに関する記述でないことを意味するわけではない。これらの将来の見通しに関する記述は、登録届出書の日付時点でドアダッシュおよびウォルトが入手可能な情報に基づき、また、経営陣の現在の見解および仮定を示している。ドアダッシュおよびウォルトは、これらの見込み、仮定、見積もりおよび確信は合理的であると信じているが、かかる将来の見通しに関する記述は予測にすぎず、実際の結果が将来の見通しに関する記述とは大きく異なることになり得る多数のリスクおよび不確実性を負っている。

本書における将来の見通しに関する記述には、例として、以下に関するものが含まれる。

- ドアダッシュの将来の財務実績（収益、収益コスト、営業費用、総注文数、マーケットプレイスGOV、貢献利益（損失）、貢献マージン、調整後売上総利益、調整後売上総マージン、調整後EBITDAおよび調整後EBITDAマージンに関する予想を含む。）、準備金を決定する能力ならびに将来の長期的な収益性を維持および向上させる能力
- 事業および成長戦略を成功させるドアダッシュの能力
- ドアダッシュの現金、現金同等物および市場性のある有価証券が流動性ニーズを満たすのに十分であること
- ドアダッシュのプラットフォームまたは地域の物流プラットフォームに対する全般的な需要
- ドアダッシュが加盟店、消費者およびダッシャーを惹きつけ、維持する能力
- ドアダッシュがダッシャーに関連する費用を効果的に管理する能力
- ドアダッシュが新しい商品、サービスおよび機能を開発し、それらを適時に市場に投入し、プラットフォームを強化する能力
- ドアダッシュが既存および新規の市場および商品において既存および新規の競合他社と競争する能力
- 係争中の訴訟および法規制上の問題に関するドアダッシュの予想
- 独立請負人の分類、価格設定および手数料、課税ならびにプライバシーおよびデータの保護に関するものを含む、既存および進行中の法規制の影響に関するドアダッシュの予想
- ドアダッシュが事業に関連する自動車関連および業務関連のリスクを管理し保険に加入する能力
- 新規および発展中の市場に関するドアダッシュの予想
- ドアダッシュがブランドを開発および保護する能力
- ドアダッシュがプラットフォームのセキュリティおよび可用性を維持する能力
- 将来の成長に対するドアダッシュの予想および管理
- 第三者との関係についてのドアダッシュの予想
- ドアダッシュが知的財産を維持、保護および強化する能力
- ドアダッシュが買収した企業および資産を統合する能力

- 公開企業であることに伴う費用の増加
- 本取引の条件および完了時期に関する見込み
- 本取引の完了時の 1 株当たりクロージング株式対価に関する見込み、本取引の完了後の資本構成の予想、ならびに本取引の完了後のドアダッシュおよびウォルトの創業者、ドアダッシュの取締役および役員ならびにその他の当事者の所有権および議決権の見積もり
- 本取引の完了後のドアダッシュの取締役および役員の見込み
- 本取引で見込まれる利益および合併後の会社の将来の業績
- 本取引の完了後の財務および事業の実績の見込み
- ドアダッシュの経営陣が本取引を考慮して作成した、とりわけ、収益予測、顧客獲得予測、顧客ベース予測、市場浸透率の増加予測などの財務情報予測
- 対象となる市場全体、市場機会および市場シェアの予測
- ドアダッシュのプラットフォームに対する需要の成長予測などの、ドアダッシュおよびウォルトの競合他社および業界に関する経過および予測
- 世界および国内の経済状況ならびにそれらがドアダッシュおよびウォルトの市場および商品の需要に与える影響
- COVID-19 のパンデミックまたは類似の公衆衛生上の脅威が、世界の資本市場および金融市場、米国内外の一般的な経済状況、ならびにドアダッシュおよびウォルトの事業および業務に与える影響

とりわけ以下の要因または事由により、実際の結果は将来の見通しに関する記述と大きく異なる可能性がある。

- 戦略的提携、ライセンスまたはその他の取決めならびにかかる取決めの条件および時期を確立し維持するドアダッシュおよびウォルトの能力
- 本取引の完了時期
- クロージングの条件が充足されないこと
- 事業を成功裡に統合させることに関連する内在的リスク、費用および不確実性、ならびに本取引において予想される利益および相乗効果が全くもしくは部分的に得られないリスク、または本取引において予想される利益および相乗効果が十分に実現されないかもしくは実現するのに予想より長い時間がかかるリスク
- 本取引に関する予期せぬ費用、負債または遅延
- ドアダッシュおよびウォルトの経営陣が本取引に関する問題のために時間を割くこと
- 株式売買契約の終了に至る可能性のある事由、変更またはその他の状況の発生
- 本取引の完了が達成されないかまたは遅延すること
- 本取引の発表または保留が、ドアダッシュまたはウォルトの顧客、従業員および取引関係者、経営成績、主要な人員を維持および雇用する能力ならびに事業全般に与える影響
- 本取引におけるドアダッシュによる普通株式の追加発行によって生じる希薄化
- ドアダッシュクラス A 普通株式の株価が、ドアダッシュもしくはウォルトの財務実績の結果、またはより広範な株式市場の動きおよび同業他社の業績に起因して、本取引の完了前に下落する可能性があること
- ドアダッシュおよびウォルトが事業を行っている市場における競争圧力
- 本取引が、連邦所得税上で内国歳入法第 368 条(a)の意味における「組織再編」として認められないこと
- 本取引に関連する潜在的な訴訟等およびかかる訴訟等の結果
- COVID-19 のパンデミック（大流行の期間および広がり、その深刻さ、ウイルスの封じ込めまたはその影響への対処のための行動、ならびに通常の経済および経営の状態をどれだけ早く、どれだけの範囲で再開できるかを含む。）
- 法規制の変更
- 一般的な経済状況の変化

実際の状況、事由または結果が将来の見通しに関する記述で記載されたものと大きく異なることになり得る要因に関する追加の情報については、「リスク要因」の章を参照のこと。また、S-4の「*Where You Can Find More Information*」の章も参照のこと。

上記で記載および言及されているリスクおよび不確実性はこれらに限られたものではなく、ドアダッシュおよびウォルトならびにそれら各々の事業に関するさらなる情報（各々の事業、財政状態または経営成績に重大な影響を及ぼす可能性のある要因を含む。）は随時発生する。これらのリスクおよび不確実性に関する追加の情報は、ドアダッシュが直近に提出した10-K様式による年次報告書、その後の10-Q様式による四半期報告書、最近の8-K様式による臨時報告書およびその他のSEC提出書類に記載されている。本書に記載または言及されているすべての注意事項は、将来の見通しに関する記述が記載されているすべての箇所に適用されるものとして読まれるべきである。投資家は、上記の将来の見通しに関する記述を評価するにあたりこれらの要因を検討し、将来の見通しに関する記述を不当に信頼することのないように留意されたい。本書における将来の見通しに関する記述は、登録届出書の日付現在のもののみを記載している。法律で別段の定めがある場合を除き、ドアダッシュおよびウォルトは、将来新たな情報が得られても、いかなる理由であれ、これらの将来の見通しに関する記述を更新または改訂する義務を負わない。

## 第四部【「届出書提出外国会社が公益又は投資者保護のため必要かつ適当と認める項目」】

該当事項なし。

# 外国会社届出書(開示府令第七号の五様式)の補足書類（２）

第七号様式による有価証券届出書に記載すべき事項（但し、発行者情報に限る。）のうち、外国会社届出書に記載されていない事項を日本語又は英語によって記載したもの

# 第二部 【企業情報】

## 第１ 【本国における法制等の概要】

### １【会社制度等の概要】

### (1) 【提出会社の属する国・州等における会社制度】

The legal systems that principally govern DoorDash, Inc. (the "Company" or "DoorDash") are those of the United States of America and the State of Delaware. U.S. federal law exerts influence over all areas of corporate business; its extent is broad, including anti-trust, bankruptcy, labor relations, securities, and taxation. U.S. federal securities laws are enforced primarily by the U.S. Securities and Exchange Commission ("SEC"), which requires all public companies such as the Company to make periodic financial and other disclosures to the SEC and to stockholders.

In the United States, companies are established under state law. The Company is established under the Delaware General Corporation Law (the "DGCL"). We summarize relevant provisions of the DGCL as follows:

**(a) Certificate of Incorporation and Bylaws**

A Delaware corporation is established by filing a certificate of incorporation with the Secretary of State of the State of Delaware. At a minimum, the certificate of incorporation must contain certain information: the name of the corporation, the address of the corporation's registered office in Delaware and the name of the corporation's registered agent at such address; a statement of the nature of the business or purposes to be conducted or promoted by the corporation; the names and addresses of the incorporators, and, if the power of the incorporators is to terminate before the first election of directors, the names and addresses of the initial directors of the corporation. The certificate of incorporation must also contain certain information concerning the capitalization of the corporation: the number of authorized shares of each class of stock created; whether the shares of each class are to have par value or no par value; and, if any class is to have par value, a statement of that value. In addition to the certificate of incorporation, the corporation may adopt bylaws, not inconsistent with applicable U.S. federal or state law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

**(b) Types of Shares**

The certificate of incorporation must also contain certain information concerning the capitalization of the corporation: the number of authorized shares of each class of stock created; whether the shares of each class are to have par value or no par value; and, if any class is to have par value, a statement of that value. If the corporation is to be authorized to issue more than one class of stock, the certificate must include the designations and the powers, preferences and rights, and the qualifications, limitations or restriction thereof, together with such grant of authority to the board of directors as may be desired to fix by resolution any rights or limitations on a class or series of stock. Unless otherwise provided in the certificate of incorporation, the holder of each share of stock is entitled to one vote per share, as determined on the applicable record date. The board of directors may, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed

to be issued, issue or take subscriptions for additional shares of the corporation's capital stock up to the amount authorized in its certificate of incorporation. The price at which shares are to be issued is determined by the board of directors, with the exception that par value shares are not permitted to be priced at less than par value.

**(c) <u>Meetings of the Stockholders</u>**

A Delaware corporation must hold an annual meeting for the election of directors. Stockholders have the power to elect directors and take certain other actions, such as amending the corporation's bylaws, but their action is valid only if they act at a duly called and convened meeting or, as long as the certificate of incorporation does not otherwise provide, by written consent in lieu of a meeting. Special meetings of stockholders may be called by the board of directors or such other persons authorized by the certificate of incorporation or the bylaws. Whenever stockholders are required or permitted to take action at a meeting, a notice of the meeting in the form of a writing or an electronic transmission must be given to all stockholders entitled to such notice, unless waived. Such notice must be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to such notice, unless otherwise specified in the DGCL. Record dates for a meeting establish which stockholders are entitled to notice of and to vote at the meeting. Corporations are permitted to fix separate record dates for the determination of stockholders entitled to notice of a meeting, and for the determination of stockholders entitled to vote at the meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice is given, or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held. Unless otherwise specified in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders. However, except in cases where a separate vote by one or more classes or series is required, in no event can a quorum be constituted by stockholders holding shares accounting for less than one-third of the shares of such classes or series.

**(d) <u>Meetings of the Board of Directors</u>**

Unless otherwise provided by the DGCL or in the certificate of incorporation, the business and affairs of a corporation organized under the DGCL are managed by or under the direction of its board of directors. In many instances, the board shares authority with the stockholders. Unless otherwise provided in the certificate of incorporation or bylaws, vacancies (including those created as a result of board action) may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Newly created directorships can be filled either by a stockholder vote or by a vote of the directors. If specified in the certificate of incorporation or the bylaws, the board can be divided into one, two or three classes and, if there are two or more such classes, their terms can be staggered. Except as otherwise set forth in the DGCL and in certain cases involving staggered boards or cumulative voting, directors can be removed, with or without cause, by a majority vote of shares then entitled to vote at an election of directors. If directors are divided into classes, stockholders can remove directors only with cause unless otherwise specified in the certificate of incorporation. The bylaws normally govern the process of calling meetings and may provide for detailed or informal notice provisions relating to regular or special meetings. Unless limited by the certificate of incorporation or bylaws, board action can effectively be taken by written resolution, with the unanimous written consent of the directors, provided such written consent is filed in the minutes of the proceedings of the board of directors.

**(e) <u>Committees</u>**

Under the DGCL, the board of directors may designate one or more committees to exercise certain of the powers of the board in the management of the business and affairs of the corporation. Committees of the board must be composed only of members of the board, but committees that are solely advisory to the board may include other persons.

**(f) Officers**

Every corporation organized under the DGCL must have officers with such titles and duties as are stated in (1) the bylaws or (2) a resolution of the board of directors which is not inconsistent with the bylaws and as may be necessary to enable the corporation to, among other responsibilities, sign instruments and stock certificates. One of the officers must have the duty to record the proceedings of the meeting of the stockholders and directors in a book kept for that purpose. Any number of offices may be held by the same person unless the certificate of incorporation or bylaws provide otherwise.

(2) 【提出会社の定款等に規定する制度】

The Company's Restated Certificate of Incorporation, as amended from time to time ("Certificate of Incorporation") and Amended and Restated Bylaws, as amended from time to time ("Bylaws") establish the corporate structure. The content of the Certificate of Incorporation and Bylaws, both of which are currently operative, is summarized as follows:

**(a) Stock**

**(i) Authorized Stock**

*(Article IV of Certificate of Incorporation)*

Authorized Capital Stock. The Company is authorized to issue four (4) classes of capital stock which are designated, respectively, "Class A Common Stock," "Class B Common Stock," "Class C Common Stock," and "Preferred Stock." The total number of shares of Class A Common Stock authorized to be issued is 6,000,000,000 shares. The total number of shares of Class B Common Stock authorized to be issued is 200,000,000 shares. The total number of shares of Class C Common Stock authorized to be issued is 2,000,000,000 shares. The total number of shares of Preferred Stock authorized to be issued is 600,000,000 shares.

Increase or Decrease in Authorized Capital Stock. The number of authorized shares of Class A Common Stock or Class C Common Stock may be increased or decreased (but not below the number of shares of the applicable class of common stock then outstanding plus any shares reserved for conversion of the Class B Common Stock and Class C Common Stock into Class A Common Stock) by the affirmative vote of the holders of a majority of the voting power of the Class A Common Stock and the Class B Common Stock, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL; provided that the number of authorized shares of Class B Common Stock shall not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.

Common Stock.

(a) Voting. Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters. Each holder of shares of Class B Common Stock will be entitled to twenty (20) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters. Except as required by law, the Class C Common Stock will have no voting rights and no holder thereof shall be entitled to vote on any matter. Except as otherwise expressly provided in the Certificate of Incorporation or as required by

law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock will vote together and not as separate series or classes. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, (i) prior to the Final Conversion Date (as defined in the Certificate of Incorporation), the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Company, (ii) from and after the Final Conversion Date, until the Class C Conversion Date, if any, the holders of the Class A Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Company and (iii) from and after the Class C Conversion Date, if any, the holders of Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Company.

(b) Identical Rights. Except as otherwise provided in the Certificate of Incorporation or required by applicable law, shares of Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the Company but excluding voting and other matters as described in Section 3 of the Bylaws), share ratably and be identical in all respects as to all matters.

(c) Dividends. Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of Common Stock shall be entitled to receive, when, as and if declared by the Company's board of directors (the "Board of Directors"), out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to share equally in any dividends that the Company may declare. A dividend or other distribution payable in shares of Class A Common Stock or Class B Common Stock or Class C Common Stock may be declared and paid to the holders of such class without the same dividend or distribution being paid to the holders of the other classes, if, and only if, a dividend payable in shares of Class A Common Stock or Class B Common Stock or Class C Common Stock, as applicable, are declared and paid to the holders of such class at the same rate and with the same record date and payment date.

(d) Subdivisions. If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock, Class B Common Stock or Class C Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of each of the Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class.

(e) Liquidation Rights. In the event of a Liquidation Event (as defined in the Certificate of Incorporation) in connection with which the Board of Directors has determined to effect a distribution of assets of the Company to any holder or holders of Common Stock, then, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration

to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be a "distribution to stockholders" for the purpose of Section 4 of the Bylaws; *provided, further, however*, that holders of shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such consolidation, merger or other transaction if the only difference in the per share consideration to the holders of the Class A Common Stock, Class B Common Stock and Class C Common Stock is that any securities distributed to the holder of a share of Class B Common Stock have twenty (20) times the voting power of any securities distributed to the holder of a share of Class A Common Stock and that any securities distributed to the holder of a share of Class C Common Stock have no voting rights or power, to the fullest extent permitted by law.

Preferred Stock.

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Company entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation, irrespective of the provisions of Section 242(b)(2) of the DGCL.

**(b) Meetings of Stockholders**

**(i) Annual Meeting**

*(Section 2.2 of Bylaws)*

The annual meeting of stockholders shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware, as the Board of Directors shall designate from time to time and stated in the Company's notice of the meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of the Bylaws, may be transacted. The Board of Directors, acting pursuant to a resolution adopted by a majority of the Whole Board or the chairperson of the meeting, may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For purposes of the Bylaws, the term "Whole Board" means the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships (provided for the avoidance of doubt that voting power shall be attributed to any such vacancies or unfilled seats).

**(ii) Special Meeting**

*(Article 2.3 of Bylaws)*

A special meeting of the stockholders, other than those required by statute, may be called at any

time only by (A) the Board of Directors, acting pursuant to a resolution adopted by a majority of the Whole Board, (B) the chairperson of the Board of Directors or (C) the chief executive officer, but a special meeting may not be called by any other person or persons. The Board of Directors may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board of Directors, chairperson of the Board of Directors, or chief executive officer. Nothing contained in Section 2.3(ii) of the Bylaws shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

**(iii) Place of Meetings**

*(Section 2.1 of Bylaws)*

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL or any successor legislation. In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

**(iv) Notice of Stockholders' Meetings**

*(Section 2.5 of Bylaws)*

Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the Certificate of Incorporation or the Bylaws, the written notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

**(v) Adjourned Meeting; Notice**

*(Section 2.7 of Bylaws)*

When a meeting is adjourned to another time or place, unless the Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a

notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of the Bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

**(vi) Quorum**

*(Section 2.6 of Bylaws)*

The holders of a majority of the voting power of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the Certificate of Incorporation or the Bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

**(vii) Voting**

*(Section 2.9 of Bylaws)*

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of the Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as otherwise provided by law, the Certificate of Incorporation, the Bylaws or the rules of any applicable stock exchange, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the Certificate of Incorporation, the Bylaws or the rules of any applicable stock exchange.

Except as provided in Section 3.4 and in Section 2.9 of the Bylaws, in an election for directors that is not a "contested election," each director shall be elected by the vote of the majority of the votes cast. A majority of votes cast means that the voting power of the shares cast "for" a director's election exceeds the voting power of the shares cast "against" that director. The following shall not be votes cast: (a) voting power attributable to a share whose ballot is marked as withheld; (b)

voting power attributable to a share otherwise present at the meeting but for which there is an abstention; and (c) voting power attributable to a share otherwise present at the meeting as to which a stockholder gives no authority or direction. In a contested election, the directors shall be elected by the vote of a plurality of the votes cast.

A contested election is one in which, as of the date that is ten (10) calendar days in advance of the date the Company files its definitive proxy statement (regardless of whether thereafter revised or supplemented) for such meeting with the Securities and Exchange Commission, the number of nominees exceeds the number of directors to be elected at the meeting.

If a nominee for director in an election that is not a contested election fails to receive the required number of votes for re-election, the director shall, no later than fifteen (15) days following the certification of the stockholder vote (the “Resignation Deadline”), tender such director’s resignation from the Board of Directors. Prior to the Voting Threshold Date (as such term is defined in the Certificate), if any nominee failing to be elected by the vote of the majority of the votes cast in an election that is not a contested election (i) tenders a resignation by the Registration Deadline or (ii) does not tender a resignation by the Resignation Deadline, then the stockholders may take action via consent without a meeting to, in the case of clause (i), appoint a director to fill the vacancy resulting from the resignation of such director (the “Resigned Director”) and, in the case of clause (ii), remove such director (the “Removed Director”) from the Board of Directors and, in such action (and only in such action), appoint a director to fill the vacancy resulting from the removal of the Removed Director, provided, that in each case such action by the stockholders without a meeting must be taken no later than thirty (30) days following, in the case of clause (i), the effective date of such resignation and, in the case of clause (ii), the Resignation Deadline. In the event that a director is not appointed by the stockholders pursuant to the preceding sentence to fill the vacancy created by the Resigned Director or the Removed Director, as applicable, neither the Board of Directors nor the stockholders of the Company may fill such vacancy until the next annual meeting of stockholders. Following the Voting Threshold Date, if any nominee fails to be elected by the vote of the majority of the votes cast in an election that is not a contested election, the Nominating and Corporate Governance Committee shall then make a recommendation to the Board of Directors as to whether to request such director’s resignation or whether other action should be taken. Thereafter, the Board of Directors will promptly consider and act on the Nominating and Corporate Governance Committee’s recommendation, and if requested, such director will promptly tender his or her resignation.

**(viii) Proxies**

*(Section 2.12 of Bylaws)*

Each stockholder entitled to vote at a meeting of stockholders, or to take corporate action by written consent without a meeting, or such stockholder’s authorized officer, director employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Company to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of

the DGCL.

**(ix) Record Dates**

*(Section 2.11 of Bylaws)*

In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and the Section 2.11 of the Bylaws at the adjourned meeting.

In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

**(c) Directors**

*(Article III of Bylaws)*

**(i) Number of Directors**

The Board of Directors shall consist of one or more members, each of whom shall be a natural person. Unless the Certificate of Incorporation fixes the number of directors, the number of directors shall be determined from time to time solely by resolution adopted by a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

**(ii) Election, Qualification and Term of Office of Directors**

Except as provided in Section 3.4 of the Bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. Directors need not be stockholders unless so required by the Certificate of Incorporation or the Bylaws. The Certificate of Incorporation or the Bylaws may prescribe other qualifications for directors. If so provided in the Certificate of Incorporation, the directors of the Company shall be divided into three classes.

**(iii) Resignation and Vacancies**

Any director may resign at any time upon notice given in writing or by electronic transmission to the chairperson of the Board of Directors, chief executive officer, or secretary of the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the Certificate of Incorporation or the Bylaws, when one or more directors resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Except as explicitly otherwise provided in the Certificate of Incorporation and the Bylaws or permitted in the specific case by resolution of the Board of Directors, and subject to the rights of holders of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

**(iv) Place of Meetings; Meetings by Telephone**

The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or the Bylaws, members of the Board of Directors may participate in a meeting of the Board of Directors by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

**(v) Regular Meetings**

Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

**(vi) Special Meetings; Notice**

Special meetings of the Board of Directors for any purpose or purposes may be called at any time by any chairperson of the Board of Directors, chief executive officer, secretary or a majority of the Whole Board, provided, that the person(s) authorized to call special meetings of the Board of Directors may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

1) delivered personally by hand, by courier or by telephone;
2) sent by United States first-class mail, postage prepaid;
3) sent by facsimile;
4) sent by electronic mail; or
5) otherwise given by electronic transmission (as defined in Section 7.2), directed to each director at that director's address, telephone number, facsimile number, electronic mail address or other contact for notice of electronic transmission, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting, unless required by statute.

**(vii) Quorum; Voting**

At all meetings of the Board of Directors, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

**(viii) Board Action by Written Consent without a Meeting**

Unless otherwise restricted by the Certificate of Incorporation or the Bylaws, (i) any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of Section 3.9 of the Bylaws at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.

After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

**(ix) Removal of Directors**

Any director may be removed from office only as contemplated in the Certificate of Incorporation or in Section 2.9 of the Bylaws.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

**(d) Committees**

*(Article IV of Bylaws)*

The Board of Directors may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in the Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

**(e) Officers**

*(Article V of Bylaws)*

**(i) Officers**

The officers of the Company shall be a chief executive officer, president and a secretary. The Company may also have, at the discretion of the Board, a chairperson of the Board of Directors, a vice chairperson of the Board of Directors, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of the Bylaws. Any number of offices may be held by the same person.

**(ii) Appointment of Officers**

The Board of Directors shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 5.3 of the Bylaws, subject to the rights, if any, of an officer under any contract of employment.

**(iii) Subordinate Officers**

The Board of Directors may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers as the business of the Company may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

**(iv) Removal and Resignation of Officers**

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, unless as otherwise provided by resolution of the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Notwithstanding the foregoing, the chief executive officer of the Company may only be removed by a vote of the majority of the Whole Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

**(v) Vacancies in Offices**

Any vacancy occurring in any office of the Company shall be filled by the Board of Directors or as provided in Section 5.3 of the Bylaws.

**(vi) Representation of Securities or Other Entities**

The chairperson of the Board of Directors, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company, or any other person authorized by the Board of Directors or the chief executive officer, the president or a vice president, is authorized to vote, represent, and exercise on behalf of this Company all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Company in accordance with the governing documents of any entity or entities, standing in the name of the Company, including the right to act by consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

**(vii) Authority and Duties of Officers**

All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

**(f) Stock Certificates**

*(Article VI of Bylaws)*

**(i) Stock Certificates; Partly Paid Shares**

The shares of the Company shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company.

Unless otherwise provided by resolution of the Board of Directors, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Company by, any two officers of the Company, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Company in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Company shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

## ２ 【外国為替管理制度】

The United States has no foreign exchange control regulations that would prohibit a non- resident from purchasing stock in a domestic corporation or the remittance abroad of dividends or liquidating distributions. This section assumes that stockholders are individuals or entities that are not subject to economic sanctions in the United States.

## ３ 【課税上の取扱い】

**(1) Tax Treatment in the United States**

**(a) General**

This section summarizes certain material United States income tax consequences of the ownership and disposition of our Class A Common Stock as of the date of this Foreign Company Registration Statement but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This discussion assumes that holders of our Class A Common Stock are non-U.S. holders (as defined below) who are residents of Japan, hold their shares for investment purposes and are not members of a class potentially subject to special rules, including but not limited to:

- banks, insurance companies or other financial institutions (except to the extent specifically set forth below), regulated investment companies, or real estate investment trusts;
- tax-exempt organizations or governmental organizations;
- pension plans or tax-exempt retirement plans;
- controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
- brokers or dealers in securities;
- partnerships or other "pass-through" type entities;
- persons that directly, indirectly or constructively own 5 percent or more of the shares of the Company (except as set forth below);
- certain former citizens or long-term residents of the United States;
- persons who hold our Class A Common Stock as a position in a hedging transaction, "straddle," "conversion transaction," or other risk reduction transaction or integrated investment;
- persons who hold or receive our Class A Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation;
- persons subject to special tax accounting rules as a result of any item of gross income with respect to our Class A Common Stock being taken into account in an "applicable financial statement" (as defined in Section 451(b) of the Code);
- persons who do not hold our Class A Common Stock as a capital asset within the meaning of Section 1221 of the Code; or
- persons deemed to sell our Class A Common Stock under the constructive sale provisions of the Code.

This discussion does not cover tax consequences that depend on a stockholder's particular circumstances. This discussion is limited to only U.S. federal income tax consequences and does not cover state or local non-U.S. or non-income taxes. This discussion also does not address the tax considerations arising under the alternative minimum tax or Medicare contribution tax on net investment income or under U.S. federal gift and estate tax laws.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A Common Stock, and partners in such partnerships, should consult their tax advisors.

**This discussion is for informational purposes only and is not tax advice. Each stockholder should consult its tax advisor regarding the applicable tax consequences of holding and selling shares of Class A Common Stock in the Company in its particular circumstances, as well as any tax consequences of the purchase, ownership, and disposition of our Class A Common Stock arising under the U.S. federal gift or estate tax laws or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.**

## (b) Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and are not, for U.S. federal income tax purposes, any of the following:

- an individual who is a citizen or resident of the United States;
- a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;
- an estate whose income is subject to U.S. federal income tax regardless of its source; or
- a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or U.S. persons, who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

## (c) Distributions

We have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our Class A Common Stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A Common Stock, but not below zero, and then will be treated as gain from the sale or other disposition of stock as described below under "—(d) Gain on Disposition of Our Class A Common Stock."

Except as otherwise described below in the section on effectively connected income and the sections titled "—(e) Information Reporting and Backup Withholding" and "—(f) FATCA," any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30.00% of the gross amount of the dividend or at such lower rate as may be available under applicable income tax treaty. When applicable, the Convention between the United States of America and Japan for the Avoidance of Double Taxation and Prevention of Fiscal Evasion With Respect to Taxes on Income (the "U.S. Japan Income Tax Treaty"), may reduce the applicable withholding rate to 10% on dividends paid with respect to shares of the Company's stock beneficially owned by Japanese resident individuals or Japanese companies.

In order to receive the benefit of a reduced treaty rate, you must provide the applicable withholding agent with an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate version of IRS Form W-8, including any required attachments and, if required, your taxpayer identification number, certifying qualification for the reduced rate; additionally, you will be required to update such forms and certifications from time to time as required by law. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our stock through a financial institution or other agent acting on your behalf, you will be required

to provide appropriate documentation to the agent. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.

However, if the dividends are effectively connected with transactions or business activities of the beneficial stockholder in the United States, or if the U.S.-Japan Income Tax Treaty applies, the beneficial stockholder has a permanent establishment in the United States and dividends received by such beneficial stockholder are effectively connected with such permanent establishment, such dividends are generally exempt from such withholding tax, subject to the discussions below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide the applicable withholding agent with an IRS Form W-8ECI or other applicable IRS Form W-8, including any required attachments and your taxpayer identification number, certifying qualification for the reduced rate; additionally you will be required to update such forms and certifications from time to time as required by law. Although such dividends are not subject to U.S. federal withholding tax, U.S. federal income tax will be assessed against such beneficial stockholder at regular U.S. income tax rates. If the stockholder is a corporate non-U.S. holder, dividends that the stockholder receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30.00% or such lower rate as may be specified by an applicable income tax treaty.

**(d) Gain on Disposition of our Class A Common Stock**

Subject to the discussion below regarding backup withholding and FATCA, with respect to capital gains realized from the sale of the Company shares by a non-U.S. holder, U.S. federal income tax will generally not apply on any gain realized upon the sale or other disposition of our Class A Common Stock unless:

- the gain is effectively connected with the conduct of a U.S. trade or business by you (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
- you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other disposition occurs and other conditions are met; or
- our Class A Common Stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A Common Stock, and, in the case where shares of our Class A Common Stock are regularly traded on an established securities market, you own, or are treated as owning, more than 5% of our Class A Common Stock at any time during the foregoing period.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC,

however, as long as our Class A Common Stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded Class A Common Stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our Class A Common Stock.

If you are a non-U.S. holder described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates (and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30.00% rate), unless otherwise provided by an applicable income tax treaty between the United States and your country of residence. If you are a non-U.S. holder described in the second bullet above, you will generally be required to pay a 30.00% tax (or such lower rate specified by an applicable income tax treaty between the United States and your country of residence) on the gain derived from the sale or other disposition of our stock, which gain may be offset by certain U.S. source capital losses (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

**(e) Information Reporting and Backup Withholding**

Generally, the amount of dividends paid to stockholder, name and address, and the amount of tax withheld, if any, must be reported annually to the IRS. A similar report will be sent to holders of our Class A Common Stock. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in Japan.

Payments of dividends or of proceeds on the sale or other disposition of stock may be subject to information reporting and backup withholding at a current rate of 24.00% unless a holder of our Class A Common Stock establishes an exemption, for example, by properly certifying non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.

Information reporting and backup withholding generally will apply to the proceeds of a sale or other disposition of our Class A Common Stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of the proceeds from a sale or other disposition of our stock to a non-U.S. holder where the transaction is effected outside the United States through a foreign broker.

However, for information reporting purposes, sales or other dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to sales or other dispositions effected through a U.S. office of a broker.

Notwithstanding the foregoing, backup withholding and information reporting may apply if the applicable withholding agent has actual knowledge, or reason to know, that you are a U.S. person. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against U.S. federal income tax liability of a Japanese holder of our Class A Common Stock, provided the required information is timely furnished to the IRS.

### (f) FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or collectively, FATCA, generally impose U.S. federal withholding tax at a rate of 30.00% on dividends on and the gross proceeds from a sale or other disposition of our Class A Common Stock if paid to a "foreign financial institution" (as defined in the Code), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30.00% on dividends paid on and the gross proceeds from a sale or other disposition of our Class A Common Stock if paid to a "non-financial foreign entity" (as defined in the Code) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying, and information with respect to, certain direct and indirect "substantial United States owners" (as defined in the Code), or substantial U.S. owners, of the entity, certifies that it does not have any such substantial U.S. owners or otherwise establishes and certifies to an exemption. The withholding provisions under FATCA generally apply to dividends on our Class A Common Stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our Class A Common Stock, which may be relied upon by taxpayers until final regulations are issued. An intergovernmental agreement between the United States and Japan may modify the requirements described in these paragraphs. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A Common Stock.

**You should consult your own tax advisor regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding, and disposing of our Class A Common Stock, including the consequences of any proposed change in applicable laws.**

## (2) Tax Treatment in Japan

Income from dividends, capital gains from the sale of shares of Common Stock, or gain recognized upon the exercise of stock options may be subject to Japanese income taxation. In addition, Japanese inheritance taxes may be imposed on shares which are inherited by a resident of Japan.

Subject to the requirements, and within the limits, of Japan's income tax, corporate income tax, and inheritance tax laws and associated regulations, and in accordance with the applicable tax treaty, a foreign tax credit may be available to wholly or partially offset tax due and payable in Japan where a Japanese individual or entity has income (or inheritance property in the case of an individual) that is subject to U.S. federal or state or local taxation as described in the foregoing sections.

## ４ 【法律意見】

The following legal opinion has been given by Wilson Sonsini Goodrich & Rosati, Professional Corporation.

(1) The Company has been duly incorporated and is validly existing under the laws of the State of Delaware (USA) and is in good standing under such laws.

(2) All corporate action on the part of the Company necessary for the authorization of the offering to which the Foreign Company Securities Registration Statement ("FCSRS") relates has been taken, and subject to compliance with the terms of the Share Purchase Agreement, dated November 9, 2021 (as the same may be amended from time to time pursuant to the terms thereof, the "Share Purchase Agreement"), by and among the Company, Wolt Enterprises Oy and Mikko Kuusi, solely in the capacity as the representative of the Securityholders (as defined in the Share Purchase Agreement), and applicable securities laws, such offering will not result in any violation under the General Corporation Law of the State of Delaware.

(3) The filing of FCSRS and amendments thereto, if any, by and on behalf of the Company with the Director General of the Kanto Local Finance Bureau of Japan has been duly authorized by the Company.

# 第２ 【企業の概況】

## １【主要な経営指標等の推移】

当該項目については、補足書類(1)「要約の日本語による翻訳文」の「主要な経営指標等の推移」に併せて記載しているため、省略する。

## ２【沿革】

The most important development stages of DoorDash are listed below:

- Launched: DoorDash launched its platform in 2013 and the first delivery was completed in Palo Alto, California. In October 2019, Dashers completed 1 million deliveries in a day for the first time.

- Expanded Coverage: DoorDash expanded to the East Coast in 2014, and today DoorDash is in all 50 states in the United States as well as Puerto Rico and has also expanded internationally to Canada, Australia, Japan and Germany.

- Expanded Selection through National Brand Partnerships: In 2015, DoorDash partnered with its first national brand. DoorDash's national brand partnerships are a key component of its strategy to provide wide and affordable selection for consumers in urban and suburban communities alike.

- Scaled DashPass: DoorDash launched DashPass, its membership program to the physical world, in 2018.

- Broadened Merchant Services: DoorDash is a merchant-first business and, since its founding,

DoorDash has strived to provide merchants with a broad array of services to enable them to grow. Over time, DoorDash has extended its merchant services to enable merchants to solve mission-critical challenges such as customer acquisition, delivery, insights and analytics, merchandising, payment processing, and customer support. DoorDash has also expanded the range of ways that merchants can reach consumers through innovative offerings such as Drive in 2016 and DoorDash for Work and Pickup in 2018.

- Acquired Caviar: In 2019, DoorDash acquired Caviar, which has a coveted brand, premium restaurant selection, and leading technology. This acquisition advances DoorDash's strategy of offering consumers differentiated merchant selection and enables it to cater to even more food preferences and occasions.

- Initial Public Offering: In December 2020, DoorDash completed its initial public offering with its Class A Common Stock listed on the New York Stock Exchange under the symbol "DASH."

- Main Street Strong: In May 2020, DoorDash announced Main Street Strong, a series of initiatives designed to help restaurants.

- DashMart Launch: In August 2020, DoorDash launched DashMart in the United States.

- Japan Launch: On June 9, 2021, DoorDash launched in Japan.

- Germany Launch: On November 16, 2021, DoorDash launched in Germany.

### ４ 【関係会社の状況】

(1) Parent Company

The Company has no parent company.

(2) Subsidiaries

DoorDash is a Delaware company with, as of February 23, 2022, thirty-one (31) direct and indirect subsidiaries in locations in which it holds its assets or locations where DoorDash intends to have operations.

### ５ 【従業員の状況】

As of February 23, 2022, we had approximately over 9,400 employees worldwide

## 第４ 【設備の状況】

### ３ 【設備の新設、除却等の計画】

DoorDash's corporate headquarters is located in San Francisco, California, pursuant to an operating lease that expires in 2032. DoorDash leases or licenses additional offices in the United States, Canada, Australia, Japan, Germany, Mexico, and India. DoorDash believes that these facilities are generally suitable to meet its current needs. DoorDash intends to expand its facilities or add new facilities as it adds employees, enter new geographic markets, and add DashMarts, DoorDash's first-party owned and operated convenience warehouses, and DoorDash believes that suitable additional or alternative space will be available as needed to accommodate any such growth.

## 第５　【提出会社の状況】

### １　【株式等の状況】

#### (1)　【株式の総数等】

##### ①　【株式の総数】

(As of January 31, 2022)

| | Number of shares authorized to be issued: | Total number of issued shares | Number of shares yet to be issued: |
|---|---|---|---|
| Class A Common Stock | 6,000,000,000 | 316,912,868 | 5,683,087,132 |
| Class B Common Stock | 200,000,000 | 31,245,841 | 168,754,159 |
| Class C Common Stock | 2,000,000,000 | 0 | 2,000,000,000 |
| Preferred Stock | 600,000,000 | 0 | 600,000,000 |

##### ②　【発行済株式】

(As of January 31, 2022)

| Registered or bearer form or bearer; par-value or no-par value | Class of share: | Number of shares issued: | Name of listed financial instruments exchanges or authorized Financial Instruments Firms Association: | Remarks |
|---|---|---|---|---|
| Registered, par-value ($0.00001 per share) | Class A Common Stock | 316,912,868 | New York Stock Exchange | |
| Registered, par-value ($0.00001 per share) | Class B Common Stock | 31,245,841 | Not applicable | |
| Registered, par-value ($0.00001 per share) | Class C Common Stock | 0 | Not applicable | |
| Registered, par-value ($0.00001 per share) | Preferred Stock | 0 | Not applicable | |

#### (2)　【発行済株式総数及び資本金の推移】

Summary

| Fiscal Year Ended | Common Stock, Preferred Stock (# of shares in millions) | Capital Amount (common stock and additional paid-in capital) (dollars in millions) |
|---|---|---|

| | Increase/(Decrease) compared to the previous fiscal year | Balance at the end of fiscal year | Increase/(Decrease) compared to the previous fiscal year | Balance at the end of fiscal year |
|---|---|---|---|---|
| December 31, 2018 | — | 41,802 Class A Common Stock;<br>191,316 Preferred Stock; | — | 50 |
| December 31, 2019 | 2,135 Class A Common Stock;<br>39,351 Preferred Stock; | 43,937 Class A Common Stock;<br>230,667 Preferred Stock; | 20 | 70 |
| December 31, 2020 | 243,253 Class A Common Stock;<br>31,313 Class B Common Stock;<br>0 Class C Common Stock;<br>(230,667) Preferred Stock; | 287,190 Class A Common Stock;<br>31,313 Class B Common Stock;<br>0 Class C Common Stock;<br>0 Preferred Stock; | 6,243 | 6,313 |
| December 31, 2021 | 28,076 Class A Common Stock;<br>(67) Class B Common Stock;<br>0 Class C Common Stock;<br>0 Preferred Stock; | 315,266 Class A Common Stock;<br>31,246 Class B Common Stock;<br>0 Class C Common Stock;<br>0 Preferred Stock; | 439 | 6,752 |

Note (1): The information for the fiscal year ended December 31, 2017 is not disclosed in the Company's home country.

### (3) 【所有者別状況】

At the close of business on January 31, 2022, there were 84 registered holders of DoorDash Class A Common Stock and 16 registered holders of DoorDash Class B Common Stock. All shares of Class B Common Stock are held by Tony Xu, Stanley Tang or Andy Fang or their respective family members and trusts. Tony Xu has voting control over all shares of DoorDash Class B Common Stock. Because many of the shares of common stock are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of beneficial holders represented by these record holders, but it is well in excess of the number of record holders.

## 2 【配当政策】

The board of directors of DoorDash, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the corporation's capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock, subject to the provisions of the certificate of incorporation and applicable law.

DoorDash has never declared or paid cash dividends on its capital stock. DoorDash currently intends to retain all available funds and future earnings and does not anticipate declaring or paying any cash dividends in the foreseeable future. DoorDash may enter into credit agreements or other borrowing arrangements in the future that will restrict its ability to declare or pay cash dividends or make distributions on its capital stock. Any future determination regarding the declaration and payment of dividends will be at the discretion of the DoorDash Board and will depend on then-existing conditions, including DoorDash's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the DoorDash Board deems relevant.

３【コーポレート・ガバナンスの状況等】

(2)【取締役及び業務執行役員】

* Set forth below is certain information concerning the directors and executive officers of the Company as of this Foreign Company Registration Statement.

(a) Directors

The number of male directors is seven (7), the number of female directors is one (1) (female directors make up approximately 13% of total directors)

| Title (Date of election) | Name | Age | Brief Business Experience | Term of Office | Number of Shares of the Company Beneficially Owned |
|---|---|---|---|---|---|
| Director | Tony Xu | 37 | Mr. Xu is one of our co-founders and has served as our Chief Executive Officer since May 2013. Mr. Xu has also served as a member of our board of directors since May 2013 and was appointed as Chair of our board of directors in November 2020. Since January 2021, Mr. Xu has served on the board of directors of Meta Platforms, Inc., a technology company. Mr. Xu holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business. | 8 years | 32,728,597 Class B Common Stock Shares |
| Director | Shona Brown | 56 | Dr. Brown has served as one of our directors since August 2019. From January 2013 until November 2015, she served as a senior advisor to Google Inc., an Internet search and technology company. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google Inc.'s charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operations of Google Inc. Since November 2015, Dr. Brown has served on the board of directors of Atlassian Corporation Plc, an enterprise software company, and currently serves as its Chairperson. She has also served since March 2009 as a director of PepsiCo, Inc., a food and beverage company, and serves on the board of directors of several non-profit organizations. Dr. Brown holds a B.Eng. in Computer Systems Engineering from Carleton University, an M.A. in Economics and Philosophy from the University of Oxford and a Ph.D. from Stanford University's Department of Industrial Engineering and Engineering Management. | 2 years | 41,735 Class A Common Stock Shares |

| | | | | | |
|---|---|---|---|---|---|
| Director | John Doerr | 70 | Mr. Doerr has served as one of our directors since March 2015. Mr. Doerr has been a General Partner of Kleiner Perkins Caufield & Byers, a venture capital firm, since August 1980. He currently serves on the board of directors of Alphabet Inc., the parent holding company of Google, Inc., and Amyris, Inc., a renewable products company. Mr. Doerr previously served as a director of Bloom Energy Corporation, a clean energy company, Zynga Inc., a social gaming company, QuantumScape Corporation, a renewable energy company, Coursera, an education tech company, as well as Amazon.com, Inc., an e-commerce company, from 1996 to 2010. He holds a B.S. in Electrical Engineering and an M.S. in Electrical Engineering and Computer Science from Rice University and an M.B.A. from Harvard Business School. | 7 years | 801,570 Class A Common Stock Shares |
| Director | Andy Fang | 29 | Mr. Fang is one of our co-founders and has served as Head of Consumer Engineering since February 2019 and as one of our directors since May 2013. He previously served as our Chief Technology Officer from May 2013 to February 2019. Mr. Fang holds a B.S. in Computer Science from Stanford University. | 8 years | 12,228,762 Class B Common Stock Shares |
| Director | Alfred Lin | 49 | Mr. Lin has served as one of our directors since May 2014. Mr. Lin has been a Partner at Sequoia Capital Operations LLC, a venture capital firm, since October 2010. From June 1999 to December 2014, he served as Co-Founder and General Manager at Venture Frogs, LLC, a venture capital firm. Prior to this, from 1996 to 1998, Mr. Lin served as Vice President of Finance and Administration of LinkExchange, a banner advertising exchange acquired by Microsoft. From January 2005 to December 2010, Mr. Lin served as Chairman of the Board and Chief Operating Officer of Zappos.com, an online retailer acquired by Amazon.com, Inc. From January 2001 to June 2005, he served as Vice President of Finance and Business Development of Tellme Networks, a voice recognition services and platform company acquired by Microsoft. He currently serves on the board of directors of Airbnb, Inc., a vacation rental online marketplace company, and serves as a director of several private companies. Mr. Lin holds a B.A. in Applied Mathematics from Harvard University and an M.S. in Statistics from Stanford University. | 7 years | N/A |
| Director | Greg Peters | 51 | Mr. Peters has served as one of our directors since January 2022. Mr. Peters has been Chief Operating Officer of Netflix, Inc. since July 2020. He was named Chief Product Officer in July 2017. Prior to joining Netflix in 2008, Mr. Peters was Senior Vice President of consumer electronics products for Macrovision Solutions Corp. (later renamed to Rovi Corporation) and previously held positions at digital entertainment software provider, Mediabolic Inc., Red Hat Network, the provider of Linux and Open Source technology, and online vendor Wine.com. Mr. Peters holds a B.S. degree in physics and astronomy from Yale University. | 1 year | N/A |

| | | | | | |
|---|---|---|---|---|---|
| Director | Stan Meresman | 75 | Mr. Meresman has served as one of our directors since December 2018. During the last ten (10) years, he has served on the board of directors of various public and private companies, including service as chair of the audit committee for some of these companies. Mr. Meresman was with Technology Crossover Ventures, a private equity firm, and served as a Venture Partner from January 2004 to December 2004 and as General Partner and Chief Operating Officer from November 2001 to December 2003. From 1989 to 1997, Mr. Meresman served as the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc., a computing manufacturer. He currently serves on the board of directors of Cloudflare, Inc., a web infrastructure and website security company, Guardant Health, Inc., a precision oncology company, and Snap Inc., a technology and camera company. Mr. Meresman previously served as a member of the board of directors of Medallia, Inc., a customer experience management company, LinkedIn Corporation, a professional social media networking company acquired by Microsoft Corporation, Meru Networks, Inc., a supplier of wireless local area networks acquired by Fortinet, Inc., Palo Alto Networks, Inc., a cybersecurity company, Riverbed Technology, Inc., an IT company acquired by Thoma Bravo, LLC, and Zynga Inc., a social gaming company. He holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business. | 3 years | 47,475 Class A Common Stock Shares |
| Director | Stanley Tang | 29 | Mr. Tang is one of our co-founders and has served as Head of DoorDash Labs since November 2017 and as one of our directors since May 2013. He previously served as our Chief Product Officer from May 2013 to November 2017. From June 2012 until September 2012, Mr. Tang served as a Software Engineer at Meta Platforms, Inc., a social media and social networking company. He holds a B.S. in Computer Science from Stanford University. | 9 years | 9,871,538 Class B Common Stock Shares |

(b) Executive Officers

The number of male officers is four (4), and the number of female officers is one (1) (female officers make up 20% of total officers)

| Title (Date of election) | Name | Age | Brief Business Experience | Term of Office | Number of Shares of the Company Beneficially Owned |
|---|---|---|---|---|---|
| Co-Founder, Chief Executive Officer, and Chair | Tony Xu | 37 | Mr. Xu is one of our co-founders and has served as our Chief Executive Officer since May 2013. Mr. Xu has also served as a member of our board of directors since May 2013 and was appointed as Chair of our board of directors in November 2020. Mr. Xu holds a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley and an M.B.A. from the Stanford Graduate School of Business. | 8 years | 32,728,597 Class B Common Stock Shares |
| Chief Financial Officer | Prabir Adarkar | 45 | Mr. Adarkar has served as our Chief Financial Officer since August 2018. Prior to joining us, Mr. Adarkar served as Vice President of Finance (Head of Strategic Finance) at Uber Technologies, Inc., a transportation network company, from September 2015 to August 2018. From July 2008 to September 2015, he was with The Goldman Sachs Group, Inc., an investment bank, where he served most recently as Vice President, Technology, Media & Telecommunications Investment Banking. Mr. Adarkar holds a B.E. in Electronics Engineering from the University of Mumbai, an M.S. in Electrical Engineering from Columbia University and an M.B.A. from New York University. | 3 years | 1,073,973 Class A Common Stock Shares |
| President and Chief Operating Officer | Christopher Payne | 53 | Mr. Payne has served as our Chief Operating Officer since January 2016 and as our President since May 2021. Prior to joining us, Mr. Payne served as Chief Executive Officer of Tinder, Inc., a social search mobile application, from March 2015 to August 2015. From January 2009 to December 2014, he was with eBay Inc., an online marketplace and payments company, where he served as Senior Vice President, North America from September 2010 to December 2014 and Vice President Buyer Experience from January 2009 to September 2010. Mr. Payne served as the founder and Chief Executive Officer of Positronic, Inc., a machine learning company, from July 2007 until December 2008, when it was sold to eBay Inc. Mr. Payne currently serves on the board of directors of Gogo Inc., an aero communications service provider. Mr. Payne holds a B.A. in U.S. History from Dartmouth College. | 6 years | 2,207,960 Class A Common Stock Shares |

| | | | | | |
|---|---|---|---|---|---|
| Chief Business Officer | Keith Yandell | 43 | Mr. Yandell joined us in April 2016 as General Counsel and served as our Chief Business and Legal Officer from October 2018 to December 2021. As of January 2022, Mr. Yandell has served as our Chief Business Officer. Prior to joining us, Mr. Yandell was with Uber Technologies, Inc., where he served as Director of Litigation from January 2016 to April 2016 and as Senior Counsel, Litigation from February 2015 to December 2015. From July 2010 to January 2015, Mr. Yandell was an attorney and partner with the law firm of Allen Matkins Leck Gamble Mallory & Natsis LLP. Mr. Yandell holds a B.A. in Political Science and American Studies from the University of California, Davis and a J.D. from the University of California, Los Angeles. | 5 years | 163,106 Class A Common Stock Shares |
| General Counsel and Secretary | Tia Sherringham | 40 | Ms. Sherringham joined us in January 2017 where she served as our Assistant General Counsel until August 2018, when she served as VP, Head of Legal. Since January 2022, Ms. Sherringham has served as our General Counsel and Secretary. Prior to joining us, Ms. Sherringham was with Instacart, a technology company, where she served as Commercial and Product Counsel from January 2016 to January 2017. From November 2010 to July 2015, Ms. Sherringham was an Associate with the law firm of Keker, Van Nest & Peters LLP. Ms. Sherringham holds a B.A. in History from Columbia University and a J.D. from the University of California, Berkeley. | 1 year | N/A |

### (3) 【監査の状況】

(a) Name, etc. of the Independent Registered Public Accounting Firm

| Name of the Registered Public Accounting Firm | Period of continuous audit (In case the auditing service has been provided for more than seven consecutive years by the current CPA) |
|---|---|
| KPMG LLP | 3 years |

KPMG LLP was appointed to the Company's independent registered public accounting firm since 2018, and has conducted the Company's auditing since then.

(b) Number of Professionals Involved in Auditing

Approximately 80 certified public accountants and other professionals in the United States participated in the Company's financial statement audit in the fiscal year ended December 31, 2020.

(4)【役員の報酬等】

Not applicable.

(5)【株式の保有状況】

Not applicable.

# 第６　【経理の状況】

**Preamble language**

a. The accompanying consolidated financial statements (the “financial statements”) of DoorDash, Inc. and subsidiaries (the “Company”) are prepared in conformity with the applicable laws and regulations and accounting principles generally accepted in the United States of America. The provision of Article 131, paragraph 1 of the Ordinance on Terminology, Forms and Preparation Methods of Financial Statements, etc. (Ordinance of the Ministry of Finance No. 59 of 1963, hereinafter the “Ordinance on Financial Statements, etc.”) is applied to the disclosure of the financial statements of the Company in Japan.

In accordance with the Ordinance on Financial Statements, etc., major differences between accounting principles and reporting practices in Japan and those in the United States of America are described in “VI. 4. Major Differences in Accounting Principles and Practices between the United States and Japan.”

Items “VI. 2. Details of Major Assets, Liabilities, and Revenue and Expenses” through “VI. 4. Major Differences in Accounting Principles and Practices between the United States and Japan” are not included in the financial statements of the Company and, except for the references to the financial statements, are not subject to the audit described in b. below.

b. The financial statements of the Company have been audited by KPMG LLP, an independent registered public accounting firm in the United States of America, which has been registered in Japan as a foreign audit firm, etc. as prescribed in Article 1-3, paragraph 7 of the Certified Public Accountants Act (the Act No. 103 of 1948). The audit conducted by KPMG LLP corresponds to the audit certification as prescribed in Article 193-2, paragraph 1, item 1 of the Financial Instruments and Exchange Act (the Act No. 25 of 1948).

c. The financial statements of the Company are presented in United States Dollars.

４【米国と日本における会計原則及び会計慣行の主要な相違】

The accompanying consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“U.S. GAAP”), which differ in certain respects to accounting principles and practices generally accepted in Japan (“Japan GAAP”). While this discussion is not inclusive of all differences between U.S. GAAP and Japanese GAAP, certain differences are summarized below.

(1) Goodwill

In the United States of America, cost of acquisitions in excess of the fair value of net assets acquired at the acquisition date is recorded as goodwill. The authoritative guidance prohibits the amortization of goodwill arising from business combinations but requires that it be tested for impairment at least annually.

The Company reviews goodwill for impairment annually during our fourth fiscal quarter and whenever events or changes in circumstances indicate the carrying value may not be recoverable. Companies have the option to perform a qualitative assessment to determine whether performing a quantitative test is necessary. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test will be required. Otherwise, no further testing will be required.

The quantitative impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its estimated fair value, then an impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit's fair value up to a maximum amount of the goodwill balance for the reporting unit.

In Japan, "Accounting Standard for Business Combinations" is applied for goodwill, and under this standard goodwill is amortized on a straight-line basis or other reasonable basis over its useful life, which is not more than 20 years. Goodwill is also an asset governed by "Accounting Standard for Impairment of Fixed Assets," and accounted for impairment under the standard, even when it is amortized.

(2) Amortization of Goodwill

In the United States, in accordance with ASC 350, "Intangibles-Goodwill and Other," goodwill is not amortized but subject to impairment testing annually and whenever there is an indication that the goodwill may be impaired.

In Japan, goodwill is amortized within 20 years using the straight-line or other rational methods, in principle. However, if the amount of goodwill is immaterial, such goodwill may be accounted for as expenses in the period that it arises.

(3) Impairment of Long-Term Assets

In the United States of America, the authoritative guidance requires that a review for impairment must be performed whenever events or circumstances indicate the carrying amount of long-lived assets may not be recoverable. If the review for impairment indicates that undiscounted future cash flows is less than the carrying amount of the assets, and the carrying amount of the asset may not be recoverable, long-lived assets should be written down to their fair values. The authoritative guidance also requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The authoritative guidance excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with the authoritative guidance.

Also, in testing impairment of indefinite-lived intangible assets other than goodwill, entities have an option to perform a qualitative assessment to determine whether further impairment testing is necessary similar to the impairment testing guidance for goodwill.

In Japan, "Accounting Standard for Impairment of Fixed Assets" is applied for the accounting of impairment of long-term assets. This standard does not significantly differ from U.S. standard, although there are some differences, including (1) the Japanese standard does not require to show assets to be disposed of separately, and (2) the recoverable amount (i.e., the greater of net sales price or the present value of estimated future cash flow) rather than the fair value is used for the measurement of the impairment.

(4) Revenue Recognition

In the United States of America, revenue is recognized upon transfer of control of the promised products or services to customers in an amount that reflects the consideration entities expect to receive in exchange for those products or services. The entities enter into contracts that may involve multiple performance obligations, and the entities allocate the transaction price between each performance obligation on the basis of relative standalone selling price. Revenue is recognized net of refunds and any taxes collected from customers, which are subsequently remitted to governmental authorities.

In Japan, the basis of revenue recognition includes delivery basis, acceptance basis and so on. Currently, there is no explicit provision comparable to the above authoritative guidance. However, on March 30, 2018, the Accounting Standards Board of Japan issued Accounting Standard for Revenue Recognition, etc., which is substantially similar to new revenue recognition standards under U.S. GAAP. This standard is effective from the fiscal year beginning on or after April 1, 2021, with early adoption permitted from the fiscal year beginning on or after April 1, 2018.

(5) Comprehensive Income (Loss)

In the United States of America, in accordance with the authoritative guidance, comprehensive income (loss) and its components are required to be reported in a full set of general-purpose financial statements. Comprehensive income (loss) reflects the change in equity from transactions and other events and circumstances from non-owner sources. The changes in other comprehensive income (loss) are presented either as a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements.

Also, entities are required to report the effect of significant reclassifications out of accumulated other comprehensive income (loss) on the respective line items in net income (loss) if the amount being reclassified is required to be reclassified in its entirety to net income (loss). For other amounts that are not required to be reclassified in their entirety to net income (loss) in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about these amounts.

In Japan, there is no explicit provision regarding the reclassifications out of accumulated other comprehensive income.

(6) Accounting for Uncertainty in Income Taxes

In the United States of America, the authoritative guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This guidance also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

In Japan, no accounting standard has been established for the accounting for uncertainty in income taxes.

(7) Fair Value Measurement

In the United States, ASC 820, "Fair Value Measurements," is applied for fair value measurement of all financial assets and liabilities and nonfinancial assets and liabilities, with specific exceptions and qualifications. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also requires an entity to classify inputs used to measure fair value into a three-level hierarchy based on observability of the inputs and to disclose fair value

measurements by the level within the hierarchy.

In Japan, no accounting standard has been established for the accounting of fair value measurement. The disclosures on fair value are required for all financial assets and liabilities in accordance with Accounting Standard Board of Japan ("ASBJ") Guidance No. 19 "Guidance on Disclosures about Fair Value of Financial Instruments" and ASBJ Statement No. 10 "Accounting Standard for Financial Instruments".

On July 4, 2019, the ASBJ issued ASBJ Statement No. 30, "Accounting Standard for Fair Value Measurement" and ASBJ Guidance No. 31, "Implementation Guidance on Accounting Standard for Fair Value Measurement", in order to ensure consistency of detailed guidance on and disclosures about fair value measurements of financial instruments with those under international accounting standards. This standard is effective from the fiscal year beginning on or after April 1, 2021, with early adoption permitted from the fiscal year ending March 31, 2020 onwards.

(8) Leases

On January 1, 2019, the Company adopted the new lease accounting guidance using the modified retrospective method and used the effective date as date of initial application. Under the new guidance, a lessee will be required to recognize right-of-use assets and lease liabilities on the balance sheet. Consistent with existing guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease.

In Japan, the "Accounting Standards for Lease" is applied. However, only finance leases are recognized on the balance sheet and operating leases are accounted for off-balance sheet, which is similar to the accounting treatment under U.S. GAAP prior to adoption of the new standard.

(9) Stock-based Compensation

In the United States, ASC 718, "Compensation—Stock Compensation," requires companies to measure compensation cost for an award of share-based employee compensation classified as equity at the grant-date fair value and recognize the compensation cost over the period from the grant date to the vesting date in their financial statements. The recognized compensation cost shall not be reversed even if forfeitures occur after the vesting date.

Similarly in Japan, in accordance with ASBJ Statement No. 8, "Accounting Standards for Stock Options, etc.," compensation cost for stock options is measured based on the fair value of the stock options at the grant date and recognized over the period from the grant date to the vesting date. However, unlike in the United States, the recognized compensation cost shall be reversed for forfeitures occurring after the vesting date.

## 第７　【外国為替相場の推移】

This information is omitted as exchange rates between U.S. Dollar and Japanese Yen have been published in at least two daily newspapers reporting general affairs in Japan for the last five fiscal years and for the last six months.

## 第８　【本邦における提出会社の株式事務等の概要】

### 1. Places for Accepting Applications for Registration of Transfer of Shares and Administrator of Shareholders' Record in Japan

Transfer agents record changes of security ownership, maintain the issuer's security holder records, cancel and issue certificates, and distribute dividends. Transfer agents stand between issuing

companies and security holders. Transfer agents are required to be registered with the SEC, or if the transfer agent is a bank, with a bank regulatory agency. The SEC has announced rules and regulations for all registered transfer agents. The intent is to facilitate the prompt and accurate clearance and settlement of securities transactions and assure the safeguarding of securities and funds. DoorDash's transfer agent is Computershare Trust Company, N.A.

**2. Share Transfer Procedures**

Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

**3. Notification to the Stockholders**

Notices and other correspondence to the stockholders by the Company shall be sent to the addresses listed in the Company's records. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission (as described in the bylaws) if consented to by the stockholder to whom the notice is given.

**4. Exercise of Voting Rights**

The Company shall, not less than ten (10) nor more than sixty (60) days before the date of the meeting, notify in writing the stockholders listed in the Company's records of the time and location of the stockholder's meeting.

**5. Procedures and Record Date of Dividend Payments**

The board of directors, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the corporation's capital stock. In order that the corporation may determine the stockholders entitled to receive payment of any dividend, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

**6. Title Transfer Representative and Place in Japan**

The Company shall not provide a representative or a handling location in Japan for a title transfer in connection with new shares.

**7. Accounting Period**

The Company's fiscal year ends on December 31 each year.

**8. Public Notice**

There shall be no public notice in Japan of new shares.

**9. Transfer Restrictions on Shares**

None.

## 10. Taxation in Japan

An outline of taxation in Japan is given below:

(i) Dividends

(a) Individual stockholders resident in Japan

Japanese withholding tax shall not be imposed on dividends from foreign listed companies directly paid through stock brokers, etc. outside Japan (or dividend payment agents outside Japan) to individual stockholders who are residents of Japan. In this case, at the time of filing of their final tax returns, the individuals are required to include the total amount of dividends in their income as income from dividends and to pay taxes based upon their total taxable income ("Aggregate Taxation"). However, individual stockholders resident in Japan whose annual gross salary receipt amount is JPY20 million or less and whose income other than remuneration income (including dividends from which American withholding at source tax has been deducted) for that year is JPY200,000 or less are not required to file final tax returns. In addition, individual stockholders who are resident of Japan may file their tax returns under Separate Self-assessment Taxation at a rate of 20% (20.315% on or after from January 1, 2014 to December 31, 2037) instead of ordinary Aggregate Taxation.

On the other hands, in the case where dividends on foreign listed shares are paid to individual shareholders who are residents of Japan from dividend payment agents in Japan, the dividend shall be subject to Japanese tax withholding at source. The tax rate of 20.315% is applicable to dividends paid from January 1, 2014 to December 31, 2037, and the tax rate of 20% is applicable to dividends paid on or after January 1, 2038. In this case, individual stockholders resident in Japan, at their option, may complete tax payment simply by withholding at source without filing tax returns under Aggregate Taxation (No filing requirement). In addition, individual stockholders who are resident of Japan may file their tax returns under Separate Self-assessment Taxation at a rate of 20% (20.315% on or after January 1, 2014 to December 31, 2037) instead of ordinary Aggregate Taxation.

(b) Japanese Corporation

Japanese withholding tax shall not be imposed on dividends from foreign listed shares directly paid through stock brokers, etc. outside Japan (or dividend payment agent outside Japan) to a Japanese Corporation as a stockholder. Such dividend is included in taxable income of a Japanese Corporation as gross revenue.

On the other hand, Japanese withholding tax shall be imposed on dividends from foreign listed shares paid through dividend payment agents in Japan to a Japanese Corporation as a stockholder. For Japanese Corporations, the tax rate of 15.315% is applicable to dividends paid from January 1, 2014 to December 31, 2037, and the tax rate of 15% is applicable on or after January 1, 2038. Such dividend is included in taxable income of a Japanese Corporation as gross revenue, and all or some of the Japanese withholding tax is deducted from the amount of corporate income taxes.

(c) Foreign tax credits may apply to all or part of the US withholding tax imposed on dividends, which individual residents in Japan receive, subject to Aggregate Taxation or Separate Self-assessment Taxation, and to all or part of the US withholding tax imposed on dividends paid to a Japanese Corporation.

(ii) Capital gain tax treatment

(a) Individual stockholders resident in Japan

In the case of individuals who are residents of Japan, the capital gain from a sale of shares shall be

subject to the Japanese income tax at 20.315% from January 1, 2014 to December 31, 2037, and 20% on or after January 1, 2038.

(b) Japanese Corporation

Capital gain from a sale of shares of a foreign listed company is included in taxable income of a Japanese Corporation.

(iii) Inheritance Tax

(a) Japanese inheritance taxes shall be imposed on shares which are inherited by a resident of Japan.

(b) In this case, though U.S. federal estate tax may also be simultaneously imposed on the shares, taxes withheld in the United States may, in certain situations, be approved as foreign tax deductions under the inheritance tax laws of Japan.

# 第９【提出会社の参考情報】

## ２【その他の参考情報】

Not applicable.

# 外国会社届出書(開示府令第七号の五様式)の補足書類 (3)

第七号様式による有価証券届出書に記載すべき事項(発行者情報)と当該事項に相当する外国会社届出書の記載事項との対照表

【省略用語】

以下の表において使用した次の省略用語は、それぞれ次に掲げる書類を示すものである。

S-4 …Form S-4 Registration Statement under the Securities Act of 1933 (2021 年 12 月 22 日に米国証券取引委員会へ提出)

S-4/A …Amendment No. 1 to Form S-4 Registration Statement under the Securities Act of 1933 (2022 年 2 月 24 日に米国証券取引委員会へ提出)

8-K …Form 8-K Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (2022 年 4 月 14 日に米国証券取引委員会へ提出)

2020 10-K …Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (2021 年 3 月 5 日に米国証券取引委員会へ提出)

2021 10-K …Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (2022 年 3 月 1 日に米国証券取引委員会へ提出)

Proxy Statement …Schedule 14A Definitive Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (2022 年 5 月 2 日に米国証券取引委員会へ提出)

10-Q …Form 10-Q Quarterly Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 (2022 年 5 月 6 日に米国証券取引委員会へ提出)

| 第七号様式による有価証券届出書に記載すべき事項 | 左記事項に相当する外国会社届出書の記載事項 |
|---|---|
| 第二部【企業情報】 | |
| 第１【本国における法制等の概要】 | |
| １【会社制度等の概要】 | |
| （1）【提出会社の属する国・州等における会社制度】 | 不記載事項 |
| （2）【提出会社の定款等に規定する制度】 | 不記載事項 |
| ２【外国為替管理制度】 | 不記載事項 |
| ３【課税上の取扱い】 | 不記載事項 |
| ４【法律意見】 | 不記載事項 |
| 第２【企業の概況】 | |
| １【主要な経営指標等の推移】 | P.69-72, Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations, 2021 10-K<br>P.85, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2021 10-K<br>P.95, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2020 10-K<br>P.86, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Operations, 2021 10-K<br>一部不記載事項あり |
| ２【沿革】 | P.9, Part I - Item 1. Business - Corporate Information, 2021 10-K<br>P.144, Information about DoorDash, S-4/A<br>一部不記載事項あり |
| ３【事業の内容】 | P.6-10, Part I - Item 1. Business, 2021 10-K<br>P.144, Information about DoorDash, S-4/A<br>P.11, Part I - Item 1. Financial Statements (unaudited) - Notes to Condensed Consolidated Financial Statements - 1. Organization and Description of Business, 10-Q |
| ４【関係会社の状況】 | |
| （1）　親会社 | 該当事項なし |
| （2）　主な子会社 | Exhibit 21.1, List of subsidiaries of the registrant, 2021 10-K<br>一部不記載事項あり |
| ５【従業員の状況】 | P.7-8, Part I - Item 1. Business - Human Capital, 2021 10-K<br>一部不記載事項あり |
| 第３【事業の状況】 | |
| １【経営方針、経営環境及び対処すべき課題等】 | P.11-60, Part I - Item 1A. Risk Factors, 2021 10-K<br>P.60-63, Part I - Item 3. Legal Proceedings, 2021 10-K<br>P.65-81, Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, 2021 10-K<br>P.81, Part II - Item 7A. Quantitative and Qualitative Disclosures about Market Risk, 2021 10-K<br>P.108-109, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 10. Commitments and Contingencies - Legal Proceedings, 2021 10-K<br>P.17-18, Part I - Item 1. Financial Statements (unaudited) - |

| | |
|---|---|
| | Notes to Condensed Consolidated Financial Statements - 8. Commitments and Contingencies - Legal Proceedings, 10-Q<br>P.37-39, Part II - Item 1. Legal Proceedings, 10-Q |
| ２【事業等のリスク】 | P.19-97, Risk Factors, S-4/A<br>P.11-60, Part I - Item 1A. Risk Factors, 2021 10-K<br>P.10-13, Supplemental Disclosure 4, 5, 6, 8-K<br>P.40-90, Part I - Item 1A. Risk Factors, 10-Q |
| ３【経営者による財政状態、経営成績及びキャッシュ・フローの状況の分析】 | P.65-81, Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, 2021 10-K<br>P.22-34, Part I - Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, 10-Q<br>P.11-12, Part I - Item 1. Financial Statements (unaudited) - Notes to Condensed Consolidated Financial Statements - 2. Summary of Significant Accounting Policies, 10-Q |
| ４【経営上の重要な契約等】 | P.92, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 2. Summary of Significant Accounting Policies - Business Combinations, 2021 10-K<br>P.103, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 4. Acquisition, 2021 10-K<br>P.103-104, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 5. Goodwill and Intangible Assets, Net, 2021 10-K<br>P.116-137, The Share Purchase Agreement, S-4/A<br>P.2, Amendment to the Share Purchase Agreement, 8-K<br>P.14-15, Part I - Item 1. Financial Statements (unaudited) - Notes to Condensed Consolidated Financial Statements - 5. Goodwill and Intangible Assets, Net, 10-Q |
| ５【研究開発活動】 | P.68, Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Components of Results of Operations - Research and Development, 2021 10-K<br>P.25, Part I - Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Components of Results of Operations - Research and Development, 10-Q |
| 第４【設備の状況】 | |
| １【設備投資等の概要】 | P.100, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 2. Summary of Significant Accounting Policies - Leases, 2021 10-K |
| ２【主要な設備の状況】 | P.60, Part I - Item 2. Properties, 2021 10-K |
| ３【設備の新設、除却等の計画】 | 不記載事項 |
| 第５【提出会社の状況】 | |
| １【株式等の状況】 | |
| （１）【株式の総数等】 | |
| ①【株式の総数】 | P.85, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2021 10-K<br>P.174-177, Share Ownership of Certain Beneficial Owners and Management/Directors of DoorDash, S-4/A<br>P.5, Part I - Item 1. Financial Statements (unaudited) - Condensed Consolidated Balance Sheets, 10-Q<br>一部不記載事項あり |

| | |
|---|---|
| ②【発行済株式】 | P.64-65, Part II - Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, 2021 10-K<br>P.85, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2021 10-K<br>P.95-96, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 2. Summary of Significant Accounting Policies - Stock-Based Compensation, 2021 10-K<br>Exhibit 4.3, Description of Capital Stock, 2021 10-K<br>P.5, Part I - Item 1. Financial Statements (unaudited) - Condensed Consolidated Balance Sheets, 10-Q<br>一部不記載事項あり |
| （２）【発行済株式総数及び資本金の推移】 | P.85, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2021 10-K<br>P.95, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2020 10-K<br>P.88-89, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), 2021 10-K<br>P.5, Part I - Item 1. Financial Statements (unaudited) - Condensed Consolidated Balance Sheets, 10-Q<br>一部不記載事項あり |
| （３）【所有者別状況】 | P.64-65, Part II - Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, 2021 10-K<br>一部不記載事項あり |
| （４）【大株主の状況】 | P.60-63, Security Ownership of Certain Beneficial Owners and Management, Proxy Statement<br>P.174-177, Share Ownership of Certain Beneficial Owners and Management/Directors of DoorDash, S-4/A |
| ２【配当政策】 | 不記載事項 |
| ３【コーポレート・ガバナンスの状況等】 | |
| （１）【コーポレート・ガバナンスの概要】 | P.8-25, Board of Directors and Corporate Governance, Proxy Statement<br>P.35-58, Executive Compensation, Proxy Statement |
| （２）【取締役及び業務執行役員】 | (Directors)<br>- P.26-27, Proposal No.1: Election of Directors, Proxy Statement<br>- P.60-63, Security Ownership of Certain Beneficial Owners and Management, Proxy Statement<br>(Executive Officers)<br>- P.34-35, Executive Officers, Proxy Statement<br>- P.35-58, Executive Compensation, Proxy Statement<br>- P.60-63, Security Ownership of Certain Beneficial Owners and Management, Proxy Statement<br>一部不記載事項あり |

| | |
|---|---|
| （３）【監査の状況】 | P.28, Proposal No. 2 - Ratification of Appointment of Independent Registered Public Accounting Firm - Fees Paid to the Independent Registered Public Accounting Firm, Proxy Statement<br>P.29, Proposal No. 2 - Ratification of Appointment of Independent Registered Public Accounting Firm - Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm, Proxy Statement<br>一部不記載事項あり |
| （４）【役員の報酬等】 | 該当事項なし |
| （５）【株式の保有状況】 | 該当事項なし |
| 第６【経理の状況】 | |
| 冒頭説明文 | 不記載事項 |
| １【財務書類】 | |
| （１）連結損益計算書 | P.86, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Operations, 2021 10-K |
| （２）連結包括利益計算書 | P.87, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Comprehensive Loss, 2021 10-K |
| （３）連結貸借対照表 | P.85, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2021 10-K<br>P.95, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Balance Sheets, 2020 10-K |
| （４）連結キャッシュフロー計算書 | P.90, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Cash Flows, 2021 10-K |
| （５）連結持分計算書 | P.88-89, Part II - Item 8. Financial Statements and Supplementary Data - Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit), 2021 10-K |
| （６）連結財務書類に対する注記 | P.91-119, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements, 2021 10-K |
| （７）付属明細表 | P.123-124, Part IV - Item 15. Exhibits, Financial Statement Schedules, 2021 10-K |
| （８）財務報告にかかる内部統制に関する経営陣の報告書 | P.120, Part I - Item 9A. Controls and Procedures, 2021 10-K<br>P.36, Part I - Item 4. Controls and Procedures, 10-Q |
| 四半期の業績（未監査） | P.5-22, Part I - Item 1. Financial Statements (unaudited), 10-Q |
| ２【主な資産・負債及び収支の内容】 | P.85-119, Part II - Item 8. Financial Statements and Supplementary Data, 2021 10-K<br>P.5-22, Part I - Item 1. Financial Statements (unaudited), 10-Q |
| ３【その他】 | |
| （１）【決算日後の状況】 | P.119, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 16. Subsequent Events, 2021 10-K |
| （２）【訴訟】 | P.60-63, Part I - Item 3. Legal Proceedings, 2021 10-K<br>P.108-109, Part II - Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - 10. Commitments and Contingencies - Legal Proceedings, 2021 10-K<br>P.17-18, Part I - Item 1. Financial Statements (unaudited) - Notes to Condensed Consolidated Financial Statements - 8. Commitments and Contingencies - Legal Proceedings, 10-Q |

| | |
|---|---|
| | P.37-39, Part II - Item 1. Legal Proceedings, 10-Q |
| ４【米国と日本における会計原則及び会計慣行の主要な相違】 | 不記載事項 |
| 第７【外国為替相場の推移】 | 不記載事項 |
| 第８【本邦における提出会社の株式事務等の概要】 | 不記載事項 |
| 第９【提出会社の参考情報】 | |
| １【提出会社の親会社等の情報】 | 該当事項なし |
| ２【その他の参考情報】 | 該当事項なし |
| 第三部【提出会社の保証会社等の情報】 | |
| 第１【保証会社情報】 | 該当事項なし |
| 第２【保証会社以外の会社の情報】 | 該当事項なし |
| 第３【指数等の情報】 | 該当事項なし |
| 第四部【特別情報】 | |
| 第１【最近の財務書類】 | 該当事項なし |
| 第２【有価証券の様式】 | 該当事項なし |
| 第３【保証会社及び連動子会社の最近の財務諸表又は財務書類】 | 該当事項なし |